     As filed with the Securities and Exchange Commission on June 20, 1997
                                                 Registration Statement No. 333-
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   Form S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                          --------------------------
                             FIRSTBANK CORPORATION
             (Exact name of registrant as specified in its charter)

           Michigan                              6712
(State or other jurisdiction         (Primary Standard Industrial              38- 2633910
of incorporation or organization)    Classification Code Number)   (I.R.S. Employer Identification No.)

                             311 Woodworth Avenue
                             Alma, Michigan 48801
                                (517) 463-3131
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                John McCormack
                             311 Woodworth Avenue
                             Alma, Michigan 48801
                                (517) 463-3131
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                  Copies to:
                               Donald L. Johnson
                   Varnum, Riddering, Schmidt & Howlett LLP
                        333 Bridge Street, P.O. Box 352
                         Grand Rapids, Michigan 49501
                                (616) 336-6000

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                                       Calculation of Registration Fee
==============================================================================================================
                                                    Proposed Maximum     Proposed Maximum
   Title of Each Class of         Amount to be       Offering Price     Aggregate Offering       Amount of
 Securities to be Registered     Registered/(1)/     Per Unit/(2)/          Price/(2)/        Registration Fee
--------------------------------------------------------------------------------------------------------------
Common Stock, no par value           440,000             $19.34             $8,507,455            $2,579
==============================================================================================================

(1) Represents bona fide estimate of maximum amount of Common Stock of Registrant to be offered, based on: (i) the amount and form of consideration to be issued pursuant to the proposed transaction; (ii) the number of outstanding shares of the common stock of Lakeview Financial Corporation ("Lakeview") and the number of options to purchase shares of common stock of Lakeview at March 31, 1997; and (iii) an estimated conversion ratio of 0.5788 shares of Common Stock of Registrant per share of common stock of Lakeview together with a conversion ratio of 0.2622 shares of Common Stock of Registrant per share of Lakeview common stock covered by outstanding options.
(2) Estimated pursuant to Rule 457 solely for the purpose of calculating the registration fee on the basis of the book value of the common stock of Lakeview at March 31, 1997.
                                ---------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             (LAKEVIEW LETTERHEAD)

                               ___________, 1997


Dear Fellow Shareholders:

     We are pleased to invite you to a special meeting of the shareholders of Lakeview Financial Corporation ("Lakeview") to be held at ___________ a.m. on September ______, 1997, at 506 Lincoln Avenue, Lakeview, Michigan 48850. In connection with the meeting, holders of Lakeview Common Stock are being asked to consider and to vote upon a proposal to approve an Agreement and Plan of Merger (the "Plan of Merger") with Firstbank Corporation ("Firstbank"). The Plan of Merger provides for the merger of Lakeview with and into Firstbank (the "Merger"), as a result of which the Bank of Lakeview (the "Bank") would become a wholly-owned subsidiary of Firstbank.

     The Merger offers Lakeview shareholders the opportunity to become shareholders of Firstbank, a publicly traded company, offering additional liquidity to Lakeview shareholders. In addition, the Board of Directors of Lakeview believes that the Merger offers the shareholders of Lakeview the opportunity to have an interest in a larger and more diversified financial organization.

     In the Merger, each outstanding share of Lakeview Common Stock will be converted into shares of Firstbank Common Stock according to a formula specified in the Plan of Merger, or, at the election of the shareholder, the right to receive an equivalent amount in cash, subject to certain limitations and adjustments. The cash equivalent is subject to an aggregate maximum of 35% of the total consideration paid to holders of Lakeview Common Stock and Lakeview Stock Options in the Merger. The Plan of Merger provides for adjustments to the consideration to be received based upon the average of the last-reported sale price per share of Firstbank Common Stock for the 20 consecutive trading days ending on the sixth business day prior to the closing of the Merger (the "Firstbank Market Price"). Based upon the $41.50 last-reported sale price per share of Firstbank Common Stock on June 12, 1997, each share of Lakeview Common Stock would have been converted into the right to receive 0.5788 shares of Firstbank Common Stock resulting in an equivalent value per share of Lakeview Common Stock of $24.02. The actual value of the Firstbank Common Stock to be received in exchange for each share of Lakeview Common Stock will depend on the Firstbank Market Price at the time the Merger is consummated and could vary from a minimum of $21.30 (if the Firstbank Market Price is less than $32.00) to a maximum of $25.07 (if the Firstbank Market Price is $44.00 or more) per share of Lakeview Common Stock. It is expected that the Merger will generally be tax free to Lakeview shareholders for federal income tax purposes, to the extent they receive stock rather than cash consideration.

     The enclosed Prospectus and Proxy Statement describes the transaction in detail and contains information to assist you in deciding how to vote. You are encouraged to read the Prospectus and Proxy Statement carefully before voting.

     Shareholder approval of the Plan of Merger requires the affirmative vote of a majority of the outstanding shares of Lakeview's common stock. Whether or not you expect to attend the special shareholders' meeting in person, please sign the accompanying proxy form and return it promptly in the enclosed envelope. The prompt return of each shareholder's signed proxy will help assure a quorum and aid Lakeview in reducing the expense of additional proxy solicitation. If you attend the meeting, you may still elect to vote in person.

     Your Board of Directors voted unanimously to approve and adopt the Plan of Merger and believes that the Merger is fair to, and in the best interests of, Lakeview's shareholders. Accordingly, the Board unanimously recommends that you vote "FOR" approval of the Plan of Merger.

                                       Sincerely,


                                       Richard J. Schurtz
                                       Chief Executive Officer

                        PROSPECTUS AND PROXY STATEMENT

           Firstbank Corporation                        Lakeview Financial Corporation
                 Prospectus                                    Proxy Statement
   In Connection With an Offering of up to          for the Special Meeting of Shareholders
  440,000 Shares of Firstbank Common Stock             to be held September      , 1997

     The Board of Directors of Lakeview Financial Corporation ("Lakeview") is furnishing this Prospectus and Proxy Statement and the accompanying form of proxy on or about August _____, 1997, as a proxy statement to the shareholders of Lakeview to solicit proxies to vote at the special meeting of Lakeview's shareholders to be held on September ____, 1997, and at any adjournment thereof ("Special Meeting"). At the Special Meeting, Lakeview's shareholders will be asked to consider and approve an Agreement and Plan of Merger, dated April 17, 1997, as amended ("Plan of Merger"), between Lakeview and Firstbank Corporation ("Firstbank"), pursuant to which Bank of Lakeview (the "Bank") will become a wholly-owned subsidiary of Firstbank (the "Merger").

     This Prospectus and Proxy Statement, when delivered to shareholders of Lakeview, is a prospectus of Firstbank relating to an offering of Firstbank Corporation Common Stock, no par value ("Firstbank Common Stock") issuable in connection with the Merger. This offering is made only to the holders of Lakeview common stock ("Lakeview Common Stock") and the holders of options to purchase Lakeview Common Stock ("Lakeview Stock Options"). Firstbank Common Stock is traded on the National Association of Securities Dealers Over the Counter Bulletin Board market under the symbol FBMI.

     If the Merger is consummated, each share of Lakeview Common Stock which is outstanding immediately prior to the effective time of the Merger will be automatically converted into the right to receive shares of Firstbank Common Stock according to a formula specified in the Plan of Merger, or, at the election of the shareholder, an equivalent amount in cash, subject to certain limitations and adjustments. The cash equivalent is subject to an aggregate maximum of 35% of the total consideration paid to holders of Lakeview Common Stock and Lakeview Stock Options in the Merger, in each case subject to certain adjustments. The Plan of Merger provides for adjustments to the consideration to be received based upon the average of the last-reported sale price per share of Firstbank Common Stock for the 20 consecutive trading days ending on the sixth business day prior to the closing of the Merger (the "Firstbank Market Price"). Assuming a Firstbank Market Price of $41.50 (the last-reported sale price per share of Firstbank Common Stock on June 12, 1997), each share of Lakeview Common Stock would have been converted into the right to receive 0.5788 shares of Firstbank Common Stock resulting in an equivalent value per share of Lakeview Common Stock of $24.02. The actual value of the Firstbank Common Stock to be received in exchange for each share of Lakeview Common Stock will depend on the Firstbank Market Price at the time the Merger is consummated and could vary from a minimum of $21.30 (if the Firstbank Market Price is less than $32.00) to a maximum of $25.07 (if the Firstbank Market Price is $44.00 or more) per share of Lakeview Common Stock. In addition, holders of Lakeview Stock Options will be able to convert such options into shares of Firstbank Common Stock or, as to certain options held by Lakeview employees, options to purchase Firstbank Common Stock, as provided for in the Plan of Merger. For a more complete description of the terms of the Merger, see "The Merger" in the Proxy Statement of Lakeview, which is included as a part of this Prospectus.

     Lakeview shareholders should see "Risk Factors" on page 12 for a discussion of factors that they should consider with respect to the Firstbank Common Stock offered by this Prospectus and Proxy Statement. Consummation of the Merger is subject to approval of the Plan of Merger by the shareholders of Lakeview, regulatory approval and certain other conditions. (See "The Merger--Conditions to the Merger and Abandonment.")

     Your vote is important. Approval of the proposed Merger requires the affirmative vote of a majority of the outstanding shares of Lakeview Common Stock. Whether or not you expect to attend the special meeting in person, please sign and date the enclosed Proxy and mail it promptly in the enclosed envelope.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This Prospectus and Proxy Statement is dated __________, 1997.

          THE SHARES OF FIRSTBANK COMMON STOCK OFFERED HEREBY ARE NOT
            SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE
              FEDERAL DEPOSIT INSURANCE CORPORATION, THE SAVINGS
                ASSOCIATION INSURANCE FUND, THE BANK INSURANCE
                    FUND, OR ANY OTHER GOVERNMENTAL AGENCY.


                             AVAILABLE INFORMATION

     Firstbank is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information filed by Firstbank with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549, and at its regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048), and in Chicago (Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661). Copies of such material can be obtained by mail from the Public Reference Section of the Commission, at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the Commission. The address of that site is http://www.sec.gov.

     Firstbank has filed a Registration Statement on Form S-4 ("Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Commission covering the shares of Firstbank Common Stock to be issued in connection with the Merger. As permitted by the rules and regulations of the Commission, this Prospectus and Proxy Statement omits certain information, exhibits, and undertakings contained in the Registration Statement. For further information pertaining to the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part hereof. Copies of the Registration Statement and the exhibits can be inspected, without charge, at the offices of the Commission, or obtained from the Public Reference Section of the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         THIS PROSPECTUS AND PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON WRITTEN OR ORAL REQUEST OF ANY PERSON TO WHOM THIS PROSPECTUS AND PROXY STATEMENT IS DELIVERED WITHOUT CHARGE FROM MARY D. DECI, SECRETARY, FIRSTBANK CORPORATION, 311 WOODWORTH AVENUE, ALMA, MICHIGAN 48801-6029 TELEPHONE NUMBER (517) 463-3131. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY ___________, 1997.

     The following information previously filed with the Securities and Exchange Commission by Firstbank is incorporated herein by reference: (a) the Annual Report of Firstbank on Form 10-K for the year ended December 31, 1996; (b) the Quarterly Report of Firstbank on Form 10-Q for the quarter ended March 31, 1997; and (c) the information under the captions "Board of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Compensation of Directors and Executive Officers," "Compensation Committee Interlocks and Insider Participation," and "Voting Securities" in Firstbank's definitive proxy statement for its annual meeting of shareholders held April 28, 1997.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and Proxy Statement to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus and Proxy Statement.

THIS PROSPECTUS AND PROXY STATEMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF FIRSTBANK FOLLOWING THE CONSUMMATION OF THE MERGER, INCLUDING STATEMENTS RELATING TO THE COST SAVINGS (SEE "THE MERGER-REASONS OF FIRSTBANK FOR THE MERGER," AND "MANAGEMENT AND OPERATIONS AFTER THE MERGER"). FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES: (1) EXPECTED COST SAVINGS FROM THE MERGER CANNOT BE FULLY REALIZED; (2) DEPOSIT ATTRITION, CUSTOMER LOSS OR REVENUE LOSS FOLLOWING THE MERGER IS GREATER THAN EXPECTED; (3) COMPETITIVE PRESSURE IN THE BANKING INDUSTRY INCREASES SIGNIFICANTLY; (4) COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF THE BUSINESSES OF FIRSTBANK AND LAKEVIEW ARE GREATER THAN EXPECTED; (5) CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE MARGINS; (6) GENERAL ECONOMIC CONDITIONS, EITHER NATIONALLY OR REGIONALLY, ARE LESS FAVORABLE THAN EXPECTED, RESULTING IN, AMONG OTHER THINGS, A DETERIORATION IN CREDIT QUALITY; (7) CHANGES IN THE REGULATORY ENVIRONMENT; (8) CHANGES IN BUSINESS CONDITIONS AND INFLATION; AND
(9) CHANGES IN THE SECURITIES MARKETS. THE FORWARD-LOOKING EARNINGS ESTIMATES INCLUDED IN THIS PROSPECTUS AND PROXY STATEMENT HAVE NOT BEEN EXAMINED OR COMPILED BY THE INDEPENDENT PUBLIC ACCOUNTANTS OF FIRSTBANK OR LAKEVIEW NOR HAVE SUCH ACCOUNTANTS APPLIED ANY PROCEDURES THERETO. ACCORDINGLY, SUCH ACCOUNTANTS DO NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE ON THEM. FURTHER INFORMATION ON OTHER FACTORS WHICH COULD AFFECT THE FINANCIAL RESULTS OF FIRSTBANK AFTER THE MERGER IS INCLUDED IN THE COMMISSION FILINGS INCORPORATED BY REFERENCE HEREIN.



                     [This Space Intentionally Left Blank]

                         PROSPECTUS AND PROXY STATEMENT
                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

AVAILABLE INFORMATION.......................................................   i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................   i

TABLE OF CONTENTS........................................................... iii

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS...................................  vi

PROSPECTUS AND PROXY STATEMENT..............................................   1

INTRODUCTION AND SUMMARY....................................................   1
     Introduction...........................................................   1
     Firstbank Corporation..................................................   2
     Lakeview Financial Corporation.........................................   2
     Summary of Certain Aspects of the Merger...............................   3
     Market Value of Shares.................................................   8
     Selected Unaudited Financial Data......................................   9
     Comparative Per Share Data.............................................  11

RISK FACTORS................................................................  12
     Estimated Conversion Ratio Subject to Change Due to Future Events......  12
     Performance of Firstbank and the Bank of Lakeview After the Merger.....  12

GENERAL PROXY INFORMATION...................................................  13
     Voting by Proxy........................................................  13
     Proxy Solicitation.....................................................  13
     Expenses...............................................................  13

THE MERGER..................................................................  14
     Background of the Merger...............................................  14
     Reasons of Lakeview for the Merger.....................................  14
     Reasons of Firstbank for the Merger....................................  15
     Summary of the Terms of the Merger.....................................  15
     Opinion of Lakeview's Financial Advisor................................  17
     The Cash Election......................................................  19
     Exchange of Certificates...............................................  21
     Management After the Merger............................................  22
     Effective Time of the Merger...........................................  22
     Business of Lakeview Pending the Merger................................  22
     Conditions to the Merger and Abandonment...............................  23
     Termination Fee........................................................  25
     Description of Firstbank Capital Stock.................................  25
     Provisions Affecting Control of Firstbank..............................  26
     Comparison of Rights of Lakeview Shareholders to the Rights of
       Firstbank Shareholders...............................................  27
     Resales by Affiliates..................................................  28
     Accounting Treatment...................................................  28
     Federal Income Tax Consequences........................................  28
     Interests of Certain Persons in the Merger.............................  30
     Lakeview Stock Options.................................................  30


      Pro Forma Condensed Combined Financial Statements.....................  31

THE BUSINESS OF BANKING.....................................................  37
     Competition............................................................  37
     Supervision and Regulation.............................................  37
     Environmental Regulations..............................................  38

FIRSTBANK CORPORATION.......................................................  39
     Business...............................................................  39
     Properties.............................................................  39
     Legal Proceedings......................................................  40
     Market for Common Stock and Dividends..................................  40
     Management's Discussion and Analysis of Financial Condition and
       Results of Operations................................................  41
     Audited Consolidated Financial Statements..............................  51
     Unaudited Condensed Consolidated Financial Statements..................  73
     Statistical Information................................................  80

LAKEVIEW FINANCIAL CORPORATION..............................................  88
     Business...............................................................  88
     Properties.............................................................  88
     Legal Proceedings......................................................  88
     Market for Common Stock and Dividends..................................  88
     Management's Discussion and Analysis of Financial Condition and
       Results of Operations................................................  90
     Audited Consolidated Financial Statements..............................  97
     Unaudited Condensed Consolidated Financial Statements.................. 118
     Statistical Information................................................ 125

RIGHTS OF DISSENTING SHAREHOLDERS........................................... 134

VOTING AND MANAGEMENT INFORMATION........................................... 136
     Voting Securities and Principal Shareholders of Lakeview............... 136
     Interests of Certain Persons........................................... 138
     Vote Required for Approval............................................. 139

GENERAL INFORMATION......................................................... 139
     Experts................................................................ 139
     Sources of Information................................................. 139

REPORTS TO SHAREHOLDERS..................................................... 139

APPENDIX A    -  Agreement and Plan of Merger

APPENDIX B    -  Opinion of Austin Associates, Inc.

APPENDIX C    -  Sections 761 to 774 of the Michigan Business Corporation Act
                 Regarding Dissenters' Rights

                                  -----------

     No person has been authorized to give any information or to make any representation other than as contained herein in connection with the offer contained in this Prospectus and Proxy Statement, and if given or made, such information or representation must not be relied upon. This Prospectus and Proxy Statement does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it would be unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus and Proxy Statement nor any distribution of Firstbank Common Stock made pursuant hereto shall, under any circumstances, create an implication that the information herein is correct as of any time subsequent to the dates as of which such information is given herein.



                     [This Space Intentionally Left Blank]

                        LAKEVIEW FINANCIAL CORPORATION

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                        To be Held September ___, 1997


To the Shareholders of Lakeview Financial Corporation:


     NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Lakeview Financial Corporation ("Lakeview") will be held on September ______, 1997, at ______ a.m., local time, at 506 Lincoln, Lakeview, Michigan 48850, for the following purposes:

     1. To consider and vote upon the approval of the Agreement and Plan of Merger, dated April 17, 1997, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated June 18, 1997 (as amended, the "Plan of Merger"), which provides for the merger of Lakeview with and into Firstbank Corporation ("Firstbank"). As a result of the merger, the Bank of Lakeview will become a wholly-owned subsidiary of Firstbank.

     2. To transact any and all other business that may properly come before the meeting, or any adjournments thereof.

     The Board of Directors has established the close of business on August _____, 1997, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting or any adjournments thereof. Shareholders of Lakeview are entitled to assert dissenters' rights under the Michigan Business Corporation Act ("MBCA") with respect to the Merger as provided in and in compliance with the provisions of the MBCA.


                      By Order of the Board of Directors,


                      Richard J. Schurtz, Chief Executive Officer


Dated: August ___, 1997
Lakeview, Michigan



                  YOUR VOTE IS IMPORTANT. EVEN IF YOU PLAN TO
                   ATTEND THE MEETING, PLEASE SIGN, DATE AND
                      RETURN THE ENCLOSED PROXY PROMPTLY.

                        PROSPECTUS AND PROXY STATEMENT

                      Special Meeting of Shareholders of

                        LAKEVIEW FINANCIAL CORPORATION
                              506 Lincoln Avenue
                           Lakeview, Michigan 48850
                                (517) 352-7271

                              To vote to approve
                        an Agreement and Plan of Merger
                    involving an Offering of Common Stock,
                               no par value, of

                             FIRSTBANK CORPORATION
                             311 Woodworth Avenue
                             Alma, Michigan 48801
                                (517) 463-3131

                           INTRODUCTION AND SUMMARY
Introduction

     Lakeview Financial Corporation ("Lakeview") and Firstbank Corporation ("Firstbank") are furnishing this Prospectus and Proxy Statement and the accompanying form of proxy on or about August _____, 1997, to record holders of Lakeview common stock, $3.34 par value per share ("Lakeview Common Stock") on August _____, 1997. The board of directors of Lakeview is soliciting proxies from Lakeview shareholders to vote at a special meeting of Lakeview shareholders to be held on September _____, 1997, and at any adjournments thereof. The special meeting will be held at 506 Lincoln Avenue, Lakeview, Michigan 48850, at _________ a.m., local time.

     The purpose of the special meeting of Lakeview shareholders is to consider and vote on approval of the Agreement and Plan of Merger, as amended (the "Plan of Merger") attached as Appendix A to this Prospectus and Proxy Statement. The Plan of Merger provides for the merger of Lakeview with and into Firstbank (the "Merger"). Under the Plan of Merger, each outstanding share of Lakeview Common Stock will be converted into the right to receive shares of Firstbank Common Stock, or, at the election of the shareholder, an equivalent amount in cash, subject to an aggregate maximum of 35% of the total consideration paid to holders of Lakeview Common Stock in the Merger. Lakeview and Firstbank estimate that the aggregate amount of cash to be paid to satisfy the cash elections will be approximately 10% of the aggregate consideration paid for shares of Lakeview Common Stock and Lakeview Stock Options in the Merger. The number of shares of Firstbank Common Stock to be received in exchange for Lakeview Common Stock and Lakeview Stock Options is subject to certain adjustments based upon the average of the last-reported sale price per Share of Firstbank Common Stock for the 20 consecutive trading days ending on the sixth business day prior to the closing of the Merger. Approval of the Plan of Merger requires the affirmative vote of the holders of a majority of the outstanding shares of Lakeview Common Stock. (See "The Merger.") It is not anticipated that any other matter will come before the special meeting. A majority of the issued and outstanding shares of Lakeview, represented in person or by proxy is required to constitute a quorum for the transaction of business at the special meeting of Lakeview shareholders. As of May 31, 1997, directors and executive officers of Lakeview and their affiliates beneficially owned (excluding shares subject to options) 4.2% of the issued and outstanding shares of Lakeview Common Stock.

     Lakeview's Board of Directors unanimously voted to approve and adopt the Plan of Merger and determined that the consummation of the proposed Merger would be in the best interests of Lakeview and its shareholders.

           THE BOARD OF DIRECTORS OF LAKEVIEW UNANIMOUSLY RECOMMENDS
                  A VOTE FOR APPROVAL OF THE PLAN OF MERGER.

Firstbank Corporation

     Firstbank is a Michigan corporation with its headquarters in Alma, Michigan. Firstbank is the parent company of Bank of Alma, Firstbank (Mount Pleasant), and 1st Bank (West Branch). At March 31, 1997, Firstbank had consolidated total assets of $416.5 million, its subsidiaries had aggregate deposits of $364.2 million and Firstbank had consolidated shareholders' equity of $33.7 million.

     Firstbank and its subsidiary banks are engaged in the business of commercial banking and other related activities. Each of Firstbank's subsidiary banks is a full service bank offering customary commercial banking services including commercial and retail loans, mortgage banking, business and personal checking accounts, savings and individual retirement accounts, time deposit instruments, automated transaction machine services, money transfer services and safe deposit facilities. Firstbank's principal markets for financial services are the Michigan communities in which its offices are located and the areas surrounding those communities. Bank of Alma primarily operates in Gratiot, Midland, Montcalm, and Saginaw Counties; Firstbank primarily operates in Isabella and Clare Counties; and 1st Bank primarily operates in Iosco, Oscoda, Ogemaw, and Roscommon Counties.

     Firstbank has authorized capital stock consisting of 10,000,000 shares of Firstbank Common Stock, of which 1,633,234 shares were issued and outstanding on March 31, 1997, and 300,000 shares of preferred stock, of which there are no issued and outstanding shares. As of March 31, 1997, there were approximately 960 record holders of Firstbank Common Stock. Firstbank Common Stock is traded on the National Association of Securities Dealers Over the Counter Bulletin Board market under the symbol FBMI. Firstbank is a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The deposits of Bank of Alma, Firstbank (Mount Pleasant) and 1st Bank are insured by the Federal Deposit Insurance Corporation ("FDIC"), subject to applicable limitations. Bank of Alma, Firstbank (Mount Pleasant), and 1st Bank are chartered under state law and are supervised, examined and regulated by the Federal Deposit Insurance Corporation and the Financial Institutions Bureau of the Michigan Department of Consumer and Industry Services, Corporation, Securities and Land Development Bureau. None of Firstbank's subsidiary banks are members of the Federal Reserve System.

     Upon consummation of the Merger, approximately 2,002,519 shares of Firstbank Common Stock will be issued and outstanding. The estimated number of shares of Firstbank Common Stock to be outstanding after the Merger was determined for the purpose of illustration by reference to the 1,633,234 shares of Firstbank Common Stock issued and outstanding as of March 31, 1997, an estimated conversion ratio for Lakeview Common Stock (0.5788), as applied to the 657,484 shares of Lakeview Common Stock outstanding, and an estimated conversion ratio for Lakeview Stock Options (0.2622) as applied to 113,518 shares issuable upon exercise of options to purchase Lakeview Common Stock as of March 31, 1997, and assuming that Lakeview shareholders will in the aggregate elect to receive cash equal to 10% of the aggregate consideration to be paid by Firstbank pursuant to the Merger. The actual number of shares outstanding will vary.

Lakeview Financial Corporation

     Lakeview is a Michigan corporation with its headquarters in Lakeview, Michigan. Lakeview is the parent company of the Bank of Lakeview, which is Lakeview's only subsidiary. At March 31, 1997, Lakeview had consolidated total assets of $84.2 million, the Bank of Lakeview had total deposits of $72.5 million and its assets represent 99.9% of Lakeview's consolidated assets. At March 31, 1997, Lakeview, on a consolidated basis, had shareholders' equity of $8.5 million.

     The Bank of Lakeview is engaged in the business of commercial banking and other related activities. The Bank of Lakeview is a full service bank offering customary commercial banking services including commercial and retail loans, mortgage banking, business and personal checking accounts, savings and individual retirement accounts, time deposit instruments, automated transaction machine services, money transfer services and safe deposit facilities. Lakeview's principal market for financial services is Lakeview, Michigan and the areas surrounding Lakeview.

     Lakeview has authorized capital stock consisting of 1,500,000 shares of Lakeview Common Stock, of which 657,484 shares were issued and outstanding on June 12, 1997. As of May 31, 1997, there were approximately 290 record holders of Lakeview Common Stock. There is no public market for Lakeview Common Stock, and Lakeview is not a reporting company under the Exchange Act. The deposits of the Bank of Lakeview are insured by the FDIC, subject to applicable limitations. The Bank of Lakeview is a member of the Federal Reserve System.

Summary of Certain Aspects of the Merger

     Lakeview shareholders should consider the following summary in connection with the more detailed information appearing elsewhere in this Prospectus and Proxy Statement. See "The Merger."

     Background of the Merger. In August 1996, John McCormack, President and Chief Executive Officer of Firstbank, contacted Richard Schurtz, President and Chief Executive Officer of Lakeview, to inquire as to Lakeview's interest in a business combination. After discussing the inquiry at several meetings of the Board of Directors of Lakeview, it was determined that in order to maximize shareholder value Lakeview should actively pursue a potential business combination with Firstbank as well as other financial institutions. Lakeview engaged Austin Associates, Inc., a consulting and investment banking firm to financial institutions, to advise and assist Lakeview in identifying and contacting potential acquirors. Austin Associates prepared a Confidential Information package containing financial and other information concerning Lakeview and provided that information to several potential acquirors, including Firstbank. Firstbank then submitted a proposal to Lakeview describing the terms and conditions of a proposed merger of Lakeview with and into Firstbank. The Board of Directors of Lakeview determined that the Firstbank proposal was in the best interests of the shareholders. On February 18, 1997, after an exchange of information and negotiation between the parties, Firstbank and Lakeview entered into a letter of intent with respect to the Merger, which letter of intent was approved by the respective boards of directors of Lakeview and Firstbank. Firstbank and Lakeview then negotiated and entered into the Plan of Merger dated April 17, 1997, following approval of the Plan of Merger by their respective boards of directors. On June 18, 1997, Firstbank and Lakeview amended the Plan of Merger. Firstbank's board of directors and Lakeview's board of directors, and their respective representatives, negotiated the consideration and other terms of the Plan of Merger on an arm's-length basis.

     Consideration to be Received in the Merger. The surviving corporation will be Firstbank. As the surviving corporation, Firstbank will own the Bank of Lakeview and all of the other assets of Lakeview as well as all of the subsidiaries and assets of Firstbank.

     Under the Plan of Merger, each outstanding share of Lakeview Common Stock will be converted into the right to receive shares of Firstbank Common Stock, or, at the election of the shareholder, an equivalent amount in cash, subject to an aggregate maximum of 35% of the total consideration paid to holders of Lakeview Common Stock and Lakeview Stock Options in the Merger, in each case subject to certain adjustments. Lakeview and Firstbank estimate that the aggregate amount of cash to be paid to satisfy the cash elections will be approximately 10% or less of the aggregate consideration paid for shares of Lakeview Common Stock and Lakeview Stock Options in the Merger. However, the cash consideration could be less than 10% or more than 10% up to the 35% maximum. The Plan of Merger provides for adjustments to the consideration to be received based upon the average of the last-reported sale price per share of Firstbank Common Stock for the 20 consecutive trading days ending on the sixth business day prior to the closing of the Merger (the "Firstbank Market Price").

     The amount of Firstbank Common Stock to be received in exchange for Lakeview Common Stock will be determined by a formula specified by the Plan of Merger and will vary according to the Firstbank Market Price at the time the Merger is consummated. Each Lakeview shareholder may elect to receive an equivalent amount in cash, subject to an aggregate maximum of 35% of the total consideration paid to holders of Lakeview Common Stock and Lakeview Stock Options. The Plan of Merger provides that each share of Lakeview Common Stock will be converted into an amount of Firstbank Common Stock equal to the "Stock Exchange Ratio." The Stock Exchange Ratio is equal to the quotient (rounded to the fourth decimal) of the "Merger Value Per Share" divided by the Firstbank Market Price. The "Merger Value Per Share" equals the quotient (rounded to the fourth decimal) of (a) the sum of the Merger Value plus the sum of the exercise prices of all outstanding options to purchase Lakeview Common Stock (estimated to be $1,491,920), divided by (b) the number of outstanding shares of Lakeview Common Stock (657,484) plus the number of shares covered by outstanding options to purchase Lakeview Common Stock (113,518). The Plan of Merger provides that the "Merger Value" will be:

          (a)  $14,928,640 if the Firstbank Market Price is less than $32.00;

          (b) The product of the Firstbank Market Price multiplied by 466,520 if the Firstbank Market Price is not less than $32.00 but not greater than $36.50;

          (c) $17,028,014 if the Firstbank Market Price is greater than $36.50 but not greater than $42.00;

          (d) The product of the Firstbank Market Price multiplied by 405,428 if the Firstbank Market Price is greater than $42.00 but less than $4 4.00; or

          (e)  $17,838,832 if the Firstbank Market Price is $44.00 or more.

Based upon the $41.50 last-reported sale price per share of Firstbank Common Stock on June 12, 1997, the Merger Value would be $17,028,014 and each share of Lakeview Common Stock would have been converted in to the right to receive
0.5788 shares of Firstbank Common Stock having a market price of $24.02 at such time. The actual value of the Firstbank Common Stock to be received in exchange for each share of Lakeview Common Stock will depend on the Firstbank Market Price at the time the Merger is consummated and could vary from a minimum of $21.30 (if the Firstbank Market Price is less than $32.00) to a maximum of $25.07 (if the Firstbank Market Price is $44.00 or more) per share of Lakeview Common Stock. For a more complete description of the terms of the Merger, see "The Merger."

     With respect to the cash election, if the cash to be paid to satisfy such cash elections, as well as cash expected to be paid with respect to fractional shares and dissenting shares, would exceed 35% of the aggregate consideration to be paid with respect to Firstbank Common Stock and Lakeview Stock Options in the Merger, then certain Lakeview shareholders electing to receive cash will be selected by selecting those shareholders who, had they not made a cash election, would receive, on a per holder basis, the least number of shares of Firstbank Common Stock pursuant to the Merger.

     As of the date of this Prospectus and Proxy Statement, there are outstanding Lakeview Stock Options to purchase a total of 113,518 shares of Lakeview Common Stock, of which 73,822 shares are subject to nonstatutory stock options granted to directors of Lakeview. Each Lakeview Stock Option which is both outstanding and unexercised immediately prior to the Effective Time of the Merger and is a nonstatutory stock option held by a director of Lakeview will be converted into that number of shares of Firstbank Common Stock equal to the Option Exchange Ratio multiplied by the number of shares of Lakeview Common Stock purchasable upon exercise of the Lakeview Stock Option, subject to the right of such director to make a cash election. Each Lakeview Stock Option which is outstanding immediately prior to the Effective Time of the Merger and is an incentive stock option held by an employee of Lakeview or the Bank of Lakeview shall, at the election of the holder, either (i) become and be converted into the right to receive that number of shares of Firstbank Common Stock equal to the product of the Option Exchange Ratio multiplied by the number of shares of Lakeview Common Stock purchasable upon exercise of the Lakeview Stock Option, or
(ii) be converted into nonqualified options to purchase shares of Firstbank Common Stock subject to the terms of Firstbank's stock option plan, in each case subject to the right of such employee to make a cash election. For an explanation of how the Option Exchange Ratio is determined and for additional information concerning the Lakeview Stock Options, see "The Merger--Lakeview Stock Options."

     Pursuant to the Plan of Merger, the Merger Value is subject to certain downward adjustments (i) if the transaction expenses incurred by Lakeview in connection with the Merger exceed $275,000 (pre-tax), or (ii) if certain accruals of Lakeview necessary to fully fund the cost of all outstanding executive supplemental income agreements between the Bank of Lakeview and its officers exceeds the lesser of $250,000 (pre-tax) or the actuarially reduced amounts of the aggregate retirement benefits under such executive supplemental income agreements. Any reduction in the Merger Value would reduce both the Stock Exchange Ratio and the Option Exchange Ratio (as defined in "The Merger --

Lakeview Stock Options") which would reduce the consideration to be received by holders of Lakeview Common Stock pursuant to the Merger. (See "The Merger-- Summary of the Terms of the Merger.")

     The Stock Exchange Ratio and the Option Exchange Ratio and adjustments to the Stock Exchange Ratio and the Option Exchange Ratio were negotiated by Firstbank's board of directors and Lakeview's board of directors, and their respective representatives.

     Pursuant to the Plan of Merger, Lakeview may declare and pay cash dividends on shares of Lakeview Common Stock quarterly in an aggregate amount not to exceed 30% of the net after-tax profits of Lakeview for such quarter (determined in accordance with generally accepted accounting principles consistently applied) in a manner, on dates, and with respect to record dates consistent with its past practice; provided, that Lakeview must adjust the record date for its regularly scheduled dividend with respect to the period in which the Merger becomes effective if necessary to assure that Lakeview shareholders receive only one dividend payable in or with respect to the quarter in which the Merger becomes effective with respect to shares of Lakeview Common Stock or Firstbank Common Stock received in the Merger. The board of directors of Lakeview is under no obligation to pay dividends on Lakeview Common Stock.

     Firstbank will not issue fractional shares of Firstbank Common Stock in the Merger. A Lakeview shareholder who would otherwise be entitled to receive a fraction of a share of Firstbank Common Stock in the Merger will receive instead an amount of cash determined by multiplying that fraction by the Firstbank Market Price.

     Fairness Opinion. The board of directors of Lakeview has engaged Austin Associates, Inc. ("AAI") to render its opinion on the consideration to be received in the Merger. AAI has rendered an opinion to the effect that the consideration to be received in the Merger is fair from a financial point of view to the shareholders of Lakeview. The opinion of AAI is attached as Appendix B to this Prospectus and Proxy Statement. For a more detailed description of this opinion, see "The Merger--Fairness Opinion."

     Interests of Certain Persons. The members of Lakeview's Board of Directors have certain interests in the Merger that are in addition to their interests as shareholders of Lakeview generally. In 1995 each director of Lakeview was granted options to purchase shares of Lakeview Common Stock. These options gave the directors as a group the right to purchase a total of 89,299 shares of Lakeview Common Stock at an exercise price of $13.17 per share. The shares of Lakeview Common Stock covered by these options equaled 13.6% of the outstanding shares of Lakeview Common Stock. Pursuant to the Merger, each Lakeview Stock Option held by a director of Lakeview will be converted into the right to receive shares of Firstbank Common stock as determined by the terms of the Plan of Merger (See "The Merger--Lakeview Stock Options"). Since the options were granted, two directors exercised options and there are currently 73,822 shares of Lakeview Common Stock subject to these options. Under the terms of the Plan of Merger, the total value of the consideration to be paid by Firstbank increases as the Firstbank Market Price increases beyond certain price parameters. The value of the merger has been structured so that the common stockholders and option holders receive equivalent consideration, on a per share basis. Depending upon the Firstbank Market Price, the percentage of the total value of the consideration paid by Firstbank allocated to option holders increases and decreases as the Firstbank Market Price increases and decreases, respectively, because the strike price of the options is fixed.

     Consummation of the Merger. Consummation of the Merger is subject to certain conditions, including among others that the shareholders of Lakeview approve the Plan of Merger, that necessary regulatory approvals be obtained, that no proceeding seeking to prevent the Merger be pending or threatened, that Firstbank and Lakeview obtain various ancillary certificates, opinions and agreements, and that holders of not more than 10% of the outstanding shares of Lakeview Common Stock shall have asserted dissenters' rights with respect to their shares under Section 762 of the Michigan Business Corporation Act (the "MBCA"). At any time prior to the effective time of the Merger, the boards of directors of Firstbank and Lakeview may by mutual consent abandon the Merger. In addition, for certain specified reasons the board of directors of either Firstbank or Lakeview may abandon the Merger. (See "The Merger--Conditions to the Merger and Abandonment.")

     It is expected that the closing of the Merger will occur, and the Merger will become effective, on or before September 30, 1997.

     Vote Required. Pursuant to the MBCA, the affirmative vote of the holders of a majority of the outstanding shares of Lakeview Common Stock is required to approve the Plan of Merger. The board of directors of Lakeview has fixed August _____, 1997, as the record date (the "Record Date") for purposes of determining those shareholders who will be entitled to vote at the Special Meeting of Lakeview shareholders to be held on September _____, 1997. Each share of Lakeview Common Stock will entitle the holder of record on the Record Date to one vote on each matter submitted for shareholder action at the shareholders' meeting. As of March 31, 1997, Lakeview's directors and executive officers and their affiliates held 4.2% of the issued and outstanding shares of Lakeview Common Stock. (See "Voting and Management Information--Interests of Certain Persons.") Therefore, if all directors and executive officers of Lakeview and their affiliates vote the shares beneficially owned by them in favor of approval of the Plan of Merger, the affirmative vote of only an additional 45.8% of the outstanding shares of Lakeview Common Stock would be required to approve the Plan of Merger.

     As of the Record Date for the special meeting of Lakeview shareholders, there were 657,484 shares of Lakeview Common Stock outstanding held by approximately 290 shareholders of record.

     Regulatory Approvals. Consummation of the Merger is subject to the approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The Federal Reserve Board approved the Merger on _______, 1997. The Merger cannot be consummated for a period of 15 days after the date of the Federal Reserve Board's final approval. During this 15-day period, the United States Department of Justice may review the competitive effects of the Merger to determine whether it will take action to block the Merger.

     Termination Fee. The Plan of Merger provides that Lakeview must pay a fee to Firstbank under certain circumstances involving a proposal by a third party involving a tender offer, merger, acquisition or other business combination involving Lakeview. If the Board of Directors of Lakeview fails to recommend to the shareholders of Lakeview that the shareholders approve the transactions contemplated by the Plan of Merger, and if such failure is due in whole or in part to the existence of a proposed business combination between Lakeview and a party other than Firstbank, then Lakeview must pay Firstbank a fee of $500,000 plus an amount equal to the out-of-pocket costs, expenses and fees incurred by Firstbank in connection with the transactions contemplated by the Plan of Merger. In the event that the proposal to engage in the business combination was directly or indirectly solicited by any officer, director, shareholder, agent or other representative of Lakeview, then the $500,000 fee will be increased to $800,000 and Lakeview will remain responsible for Firstbank's out-of-pocket costs, expenses and fees incurred in connection with the transactions contemplated by the Plan of Merger. If Lakeview's Board of Directors recommends in good faith that the shareholders of Lakeview approve the Plan of Merger, and the shareholders nonetheless fail to approve the Plan of Merger, then Lakeview shall not be obligated to pay the fee or any amounts for Firstbank's out-of-pocket costs, expenses and fees.

     In the Plan of Merger, Lakeview has agreed that it will not solicit or encourage any offer, proposal or expression of interest concerning any tender offer, merger, consolidation, or other business combination including Lakeview, other than the Merger. Lakeview has also agreed that it will promptly notify Firstbank in the event it receives any inquiry or proposal relating to any such transaction.

     Dissenters' Rights. If the Plan of Merger is approved by the shareholders of Lakeview and the proposed Merger is consummated, any Lakeview shareholder may dissent from the proposed Merger and be paid the "fair value" of his or her shares by complying with the procedures set forth in Sections 761 through 774 of the MBCA. To be entitled to payment of the fair value of shares of Lakeview Common Stock, a shareholder of Lakeview must not vote for approval of the Plan of Merger at the Special Meeting of shareholders and must deliver written notice of dissent to Lakeview at or before the special meeting. A shareholder may not dissent as to less than all of the shares of Lakeview Common Stock beneficially owned by him or her. A dissenting shareholder must also submit a written demand for payment, accompanied by certain representations and his or her stock certificates, to Lakeview within 30 days (or such longer period up to 60 days as may be permitted by Lakeview) after notice is given to the shareholder of approval of the Plan of Merger. See "Rights of Dissenting Shareholders." If dissenters' rights are asserted with respect to more than 10% of the outstanding shares of Lakeview's common stock, Firstbank may terminate the Plan of Merger and abandon the Merger. Shareholders of Lakeview who do not want to vote in favor of approval of the Plan of Merger, but who also do not wish to perfect dissenters' rights pursuant to the MBCA, would continue to have the ability to sell their shares to a third party until the Merger becomes effective if approved, although there is presently no public trading market for Lakeview Common Stock.

     Shareholders of Lakeview who would like to assert dissenters' rights may send a written notice of dissent to Lakeview Financial Corporation, Attention:
Richard J. Schurtz, 506 Lincoln, Lakeview, Michigan 48850.

     Federal Income Tax Consequences. As a condition precedent to consummation of the Merger, Firstbank and Lakeview must each receive an opinion from Firstbank's legal counsel regarding the federal income tax consequences of the Merger. Such opinion of Firstbank's counsel must be substantially to the effect, among other matters, that Lakeview shareholders will not recognize taxable income by reason of receiving shares of Firstbank Common Stock to the extent that they receive Firstbank Common Stock solely in exchange for their shares of Lakeview Common Stock. With respect to Lakeview Common Stock exchanged for cash (whether pursuant to a cash election, the exchange of fractional shares or as a result of the exercise of dissenters' rights), the merger will be treated as a sale, and normal recognition and gain and loss treatment will apply. For a more complete description of the federal income tax consequences, see "The Merger-- Federal Income Tax Consequences."

     Accounting Treatment. Firstbank expects to account for the Merger under the purchase method of accounting under generally accepted accounting principles. (See "The Merger--Accounting Treatment.")



                     [This Space Intentionally Left Blank]

                            Market Value of Shares

     Firstbank Common Stock is traded on the National Association of Securities Dealers Over the Counter Bulletin Board under the symbol FBMI. There is no public market for the Lakeview Common Stock and only limited trading of Lakeview Common Stock has taken place. See "Lakeview Financial Corporation--Market for Common Stock and Dividends." The following table presents a comparison of the per share historical prices of Firstbank Common Stock and the "equivalent" per share market value of Lakeview Common Stock based upon the conversion ratio, subject to certain adjustments.

                      Firstbank          Equivalent Lakeview
                      Common Stock       Per Share Price
                      ------------       ---------------
February 18, 1997     $35.00   (1)          $20.26   (2)

June 12, 1997         $41.50   (3)          $24.02   (4)

(1) Closing sale price per share as reported by the NASD at the close of business on the last trading day preceding the public announcement of the proposed Merger (February 19, 1997).

(2) The Equivalent Lakeview Per Share Price is the estimated market value of Firstbank Common Stock to be received in the Merger by Lakeview shareholders for each share of Lakeview Common Stock. This value is estimated assuming a market value of $35.00 per share for Firstbank Common Stock and a Stock Exchange Ratio of 0.5788 shares of Firstbank Common Stock for each share of Lakeview Common Stock. The actual conversion ratio is subject to adjustment based on the Firstbank Market Price (see "The Merger--Summary of Terms of the Merger").

(3) Closing sale price per share as reported by the NASD at the close of business on June 12, 1997.

(4) The Equivalent Lakeview Per Share Price is the estimated market value of Firstbank Common Stock to be received in the merger by Lakeview shareholders for each share of Lakeview Common Stock. This value is estimated assuming a market value of $41.50 per share for Firstbank Common Stock and a conversion ratio of 0.5788 shares of Firstbank Common Stock for each share of Lakeview Common Stock. The actual conversion ratio is subject to adjustment based on the Firstbank Market Price (see "The Merger--Summary of Terms of the Merger").

Selected Unaudited Financial Data

     The following unaudited table presents selected historical financial information and selected pro forma combined financial information for Firstbank and Lakeview. This information should be read in conjunction with the historical and pro forma financial statements and notes thereto included elsewhere in this Prospectus and Proxy Statement. The pro forma combined financial information gives effect to the Merger as if the Merger occurred on January 1 of the year presented. The pro forma combined financial information may not be indicative of the results that actually would have occurred if the Merger had been in effect on that date or which may be attained in the future. The pro forma combined financial information has been prepared on the assumption that the Merger will be accounted for under the purchase method of accounting. (See "The Merger--Pro Forma Condensed Combined Financial Statements.")

           FIRSTBANK CORPORATION AND LAKEVIEW FINANCIAL CORPORATION SELECTED UNAUDITED CONSOLIDATED FINANCIAL DATA AND PER SHARE DATA

                                              3 Months Ended March 31                    Year Ended December 31,
                                              -----------------------        ----------------------------------------------------
                                                 1997        1996            1996      1995         1994         1993       1992
                                                 ----        ----            -----     -----        ----         ----       ----
                                                                                (Dollars in thousands, except per share data)
Firstbank Corporation (Historical) (1)
  Net interest income                           $  4,591   $  4,105          $ 17,735    $ 15,593   $ 12,941   $ 11,476   $  9,917
  Net income                                       1,227      1,054             4,643       3,865      3,221      2,841      2,003
  Total assets (period end)                      416,315    404,571           404,571     352,943    309,722    257,339    242,105
  Shareholders' Equity(3)                         33,722     33,088            33,088      29,853     25,596     23,497     15,542
  Net income per share                          $   0.75   $   0.65          $   2.86     $  2.40   $   2.02   $   2.17   $   1.68
  Dividends declared per share                  $   0.22   $   0.17          $   0.80     $  0.63   $   0.51   $   0.49   $   0.47

Lakeview (Historical) (1)
  Net interest income                           $    973   $    989          $  4,132    $  3,712   $  3,335   $  3,822   $  3,183
  Net income                                         202        208               884         775        545        581        656
  Total assets (period end)                       84,056     79,316            86,496      81,321     72,776     72,690     69,157
  Shareholders' Equity(3)                          8,507      8,504             8,474       8,480      7,291      7,152      6,773
  Net income per share                          $   0.29   $   0.32          $   1.28    $   1.19   $   0.85   $   0.91   $   1.03
  Dividends declared per share                  $   0.09   $     --          $   1.35    $   0.00   $   0.32   $   0.32   $   0.32

                                                Three Month Period                              Year Ended
                                                ------------------                              ----------
                                               Ended March 31, 1997                         December 31, 1996
                                               --------------------                         -----------------
                                                          (Dollars in thousands, except per share data)
Pro Forma Firstbank and Lakeview Combined
Assuming a 0.5788 Stock Exchange Ratio and a
 0.2622 Option Exchange Ratio (2)
  Net interest income                                $  5,538                                   $ 21,765
  Net income                                            1,308                                      5,053
  Total assets (period end)                           508,990
  Shareholders' Equity(3)                              49,047
  Net income per share                               $   0.65                                   $   2.54
  Dividends declared per share:
     Firstbank Corporation                           $   0.22                                   $   0.80

-------------------

(footnotes are on the following page)

(1) Net income per share is calculated by dividing net income for the period by the average number of common and common equivalent shares outstanding (see "Introduction and Summary--Comparative Per Share Data") for the period.

(2) The pro forma Firstbank and Lakeview combined data reflects the combined results of Firstbank and Lakeview after giving effect to the Merger using the purchase method of accounting. For illustrative purposes, the combined results assume the Merger was consummated on January 1 of the period presented.

     The per share data was calculated assuming the issuance of 369,285 shares of Firstbank Common Stock in the Merger, which is based on (i) an estimated Stock Exchange Ratio of 0.5788 shares of Firstbank Common Stock for each outstanding share of Lakeview Common Stock, (ii) total payments of approximately $1,703,000 pursuant to cash elections (10% of the estimated consideration to be paid by Firstbank to Lakeview shareholders), and (iii) an estimated Option Exchange Ratio of 0.2622 and the conversion of 113,518 options to purchase shares of Lakeview Common Stock held by officers and directors of Lakeview into shares of Firstbank Common Stock. These numbers have been rounded for convenience of presentation. The Stock Exchange Ratio and the Option Exchange Ratio is based on the $41.50 closing price of Firstbank Common Stock on June 12, 1997.

     The number of shares to be issued upon consummation of the Merger is dependent upon factors specified in the Plan of Merger to be determined in the future which cannot be determined before that date. The pro forma financial results included in this table are for illustrative purposes only.

(3) Firstbank Corporation and the Bank of Lakeview have maintained capital positions in excess of minimum capital requirements. Risk-based ratios as of December 31, 1996 were as follows:

                                              Firstbank   Bank of   Pro Forma
                                             Corporation  Lakeview  Combined
                                             -----------  --------  ---------
        Risk-based ratios
             Tier 1 (minimum - 4.0%)             9.94       9.54       9.43
             Total (minimum - 8.0%)             11.20      10.41      10.69
             Tier 1 leverage (minimum - 4.0%)    8.08       9.86       7.19

Comparative Per Share Data

     The following unaudited table sets forth certain historical and pro forma combined per share information for Firstbank, and certain historical and equivalent pro forma combined per share information for Lakeview. The data is derived from the financial statements of Firstbank and Lakeview included elsewhere in this Prospectus and Proxy Statement. The pro forma combined per share information and the equivalent pro forma combined per share information for Lakeview are stated as if the Merger had occurred on January 1 of the year presented, giving effect to the proposed transaction under the purchase method of accounting.

                                                3 Months Ended March 31,                     Year Ended December 31,
                                                ------------------------            ---------------------------------------------
                                                  1997           1996               1996      1995      1994      1993       1992
                                                  ----           ----               ----      ----      ----      ----       ----
                                                                                    (Dollars in thousands, except per share data)
Firstbank Corporation (Historical) (1)
  Net income per share                            $ 0.75         $ 0.65             $ 2.86    $ 2.40    $ 2.02    $ 2.17    $ 1.68
  Dividends declared per share                    $ 0.22         $ 0.17             $ 0.80    $ 0.63    $ 0.51    $ 0.49    $ 0.47
  Book value per share (period end)               $20.65         $18.71             $20.33    $18.44    $15.96    $14.73    $12.85
  Average shares outstanding (in 000's)            1,629          1,619              1,624     1,611     1,595     1,309     1,192
  Shares outstanding (in 000's at period end)      1,633          1,620              1,628     1,620     1,619     1,619     1,249


Lakeview Financial Corporation (Historical) (1)
  Net income per share                            $ 0.29         $ 0.32             $ 1.28    $ 1.19    $ 0.85    $ 0.91    $ 1.03
  Dividends declared per share                    $ 0.09         $ 0.00             $ 1.35    $ 0.00    $ 0.32    $ 0.32    $ 0.32
  Book value per share (period end)               $12.94         $13.36             $12.89    $13.32    $11.43    $11.21    $10.62
  Average shares outstanding (in 000's)              709            656                693       653       638       638       638
  Shares outstanding (in 000's at period end)        657            637                657       637       638       638       638



                                                           Three Month Period                  Year Ended
                                                          Ended March 31, 1997             December 31, 1996
                                                          --------------------             -----------------
                                                            (Dollars in thousands, except per share data)

Pro Forma Firstbank and Lakeview Combined
 Assuming a 0.5788 Stock Exchange Ratio and a
 0.2622 Option Exchange Ratio  (2)
  Net income per share                                        $     0.65                        $ 2.54
  Dividends declared per share:
     Firstbank Corporation                                    $     .022                        $ 0.80
  Book value per share (period end)                           $    24.49
  Average shares outstanding                                   1,998,579
  Shares outstanding (period end)                              2,002,519

Pro Forma Lakeview Share Equivalent Assuming a
 0.5788 Stock Exchange Ratio and a 0.2622 Option
 Exchange Ratio
  Net income per share                                        $     0.38                        $ 1.47
  Dividends declared per share                                $     0.13                        $ 0.46
  Book value per share (period end)                           $    14.17


 --------------------------
(1) Net income per share is calculated by dividing net income for the period (see "Introduction and Summary--Selected Unaudited Financial Data") by the average number of common and common equivalent shares outstanding for the period. Book value per share is calculated by dividing total shareholders' equity at the end of the period (see "Introduction and Summary--Data") by the number of shares outstanding at the end of the period.
(2) The Firstbank equivalent pro forma combined per share information is calculated by multiplying the pro forma income per share, pro forma book value per share, and the pro forma dividends per share of Firstbank by an estimated conversion ratio so that the per share amounts are equated to the respective values for one share of Lakeview. This information assumes an estimated Stock Exchange Ratio of 0.5788 and an estimated Option Exchange Ratio of 0.2622. This number has been rounded for convenience of presentation. See the introduction to the pro forma condensed combined financial statements on page 31 for the assumptions upon which this estimated Stock Exchange Ratio and Option Exchange Ratio are based.

The number of shares to be issued upon consummation of the Merger is dependent upon factors specified in the Plan of Merger to be determined in the future which cannot be determined before that date. The pro forma financial results included in this table are for illustrative purposes only.

                                 RISK FACTORS

Estimated Conversion Ratio Subject to Change Due to Future Events

     The number of shares of Firstbank Common Stock to be received in the Merger by Lakeview's shareholders and by holders of Lakeview Stock Options will be determined by a Stock Exchange Ratio. The Stock Exchange Ratio and the Option Exchange Ratio will be determined with reference to the average of the last reported sale price per share of Firstbank Common Stock for the 20 consecutive trading days ending on the sixth business day prior to the closing of the Merger. Because the Stock Exchange Ratio and the Option Exchange Ratio will be determined as of later dates, it is not possible to precisely determine the Stock Exchange Ratio and the Option Exchange Ratio as of the date of this Prospectus and Proxy Statement. The Stock Exchange Ratio and the actual number of shares of Firstbank Common Stock to be received by Lakeview's shareholders and by holders of Lakeview Stock Options in the merger may be greater or less than reflected in this Prospectus and Proxy Statement. See "The Merger--Summary of Certain Terms of the Merger."

Performance of Firstbank and the Bank of Lakeview After the Merger

     There can be no assurance that Firstbank and Lakeview will fully realize expected cost savings as a result of the Merger, that Firstbank will be successful in integrating the Bank of Lakeview into Firstbank, or that the Bank of Lakeview will not experience deposit attrition, customer loss or revenue loss as a result of the Merger. The occurrence of one or more of the foregoing eventualities could have an adverse effect on the financial condition and results of operations of Firstbank.




                     [This Space Intentionally Left Blank]

                           GENERAL PROXY INFORMATION

Voting by Proxy

     If a holder of shares of Lakeview Common Stock as of the Record Date properly executes and returns a proxy in the enclosed form, the shares represented by that proxy will be voted at the special meeting of Lakeview shareholders and at any adjournments of that meeting. If a shareholder specifies a choice, the proxy will be voted in accordance with the shareholder's specification. If no specification is made, the shares represented by the proxy will be voted for approval of the Plan of Merger. Proxies that indicate a vote against approval of the Plan of Merger, if any, will not be used by management of Lakeview to vote for any proposed adjournment of the applicable shareholders' meeting.

     Lakeview's management is not currently aware of any other matter to be presented at the special meeting. If other matters are presented, the shares for which proxies have been received will be voted in accordance with the judgment of the persons named as proxies.

     A shareholder may revoke a proxy at any time prior to its exercise by written notice delivered to the President of Lakeview or by attending and voting in person at the special meeting.

Proxy Solicitation

     The board of directors and management of Lakeview will initially solicit proxies by mail. If they deem it advisable, directors, officers, and employees of Lakeview may also solicit proxies in person, by telephone or by facsimile without additional compensation. In addition, nominees and other fiduciaries may solicit proxies. Such persons may at the request of Lakeview's management mail material to or otherwise communicate with the beneficial owners of shares held by them.

Expenses

     Lakeview will pay all expenses incurred in connection with the solicitation of proxies of Lakeview shareholders. Firstbank will pay all printing expenses and filing fees pertaining to the Registration Statement. Firstbank and Lakeview will each pay its own fees and expenses incident to preparing for, entering into, and carrying out the Plan of Merger and procuring any necessary approvals, including fees and expenses of its own legal counsel and accountants and postage expenses. Under certain circumstances involving the failure of the Board of Directors of Lakeview to recommend the Plan of Merger to the shareholders of Lakeview and a proposed business combination of Lakeview with any other entity, Firstbank would be entitled to a substantial termination fee from Lakeview and reimbursement of Firstbank's costs and expenses incurred in connection with the transactions contemplated by the Plan of Merger. See "The Merger--Termination Fee."

                                  THE MERGER

     The respective boards of directors of Firstbank and Lakeview have adopted an Agreement and Plan of Merger dated as of April 17, 1997, as amended on June 18, 1997 (as amended, the "Plan of Merger").

     The following discussion summarizes the material provisions of the Plan of Merger and aspects of the Merger. This summary discussion does not purport to be a complete description of the Merger and is qualified in its entirety by reference to the Plan of Merger, as amended, which is attached as Appendix A to this Prospectus and Proxy Statement and incorporated by reference into this Prospectus and Proxy Statement.

Background of the Merger

     In August 1996, John McCormack, President and Chief Executive Officer of Firstbank, contacted Richard Schurtz, President and Chief Executive Officer of Lakeview, to inquire as to Lakeview's interest in a business combination. After discussing the inquiry at several meetings of the Board of Directors of Lakeview, it was determined that in order to maximize shareholder value Lakeview should actively pursue a potential business combination with Firstbank as well as other financial institutions. Lakeview engaged Austin Associates, Inc., a consulting and investment banking firm to financial institutions, to advise and assist Lakeview in identifying and contacting potential acquirors. Austin Associates prepared a Confidential Information package containing financial and other information concerning Lakeview and provided that information to several potential acquirors, including Firstbank. Firstbank then submitted a proposal to Lakeview describing the terms and conditions of a proposed merger of Lakeview with and into Firstbank. The Board of Directors of Lakeview determined that the Firstbank proposal was in the best interests of the shareholders. On February 18, 1997, after an exchange of information and negotiation between the parties, Firstbank and Lakeview entered into a letter of intent with respect to the Merger, which letter of intent was approved by the respective boards of directors of Lakeview and Firstbank. Firstbank and Lakeview then negotiated and entered into the Plan of Merger dated April 17, 1997, following approval of the Plan of Merger by their respective boards of directors. Firstbank's board of directors and Lakeview's board of directors, and their respective representatives, negotiated the consideration and other terms of the Plan of Merger on an arm's length basis.

Reasons of Lakeview for the Merger

     The board of directors of Lakeview has unanimously determined that the proposed Merger is desirable and in the best interests of Lakeview and its shareholders. In negotiating the terms of the Plan of Merger and in considering its adoption, Lakeview's board of directors reviewed the financial results and conditions of Lakeview and Firstbank, the perceived prospects for each in the future, and the business philosophies of Lakeview and Firstbank. All material factors discussed by the board of directors are discussed in this section.

     The board of directors of Lakeview believes that the Merger provides the shareholders of Lakeview an opportunity to have an interest in a larger and more diversified financial organization. In addition, there is no public market for Lakeview Common Stock, and the Merger offers Lakeview shareholders the opportunity to receive common stock of a public company whose shares are traded on the NASD Over the Counter Bulletin Board.

     The board of directors of Lakeview believes that the Merger will enable the subsidiaries of Firstbank and Lakeview to become more effective competitors in their respective markets through access to greater financial and managerial resources. Lakeview's directors consider this access to be important in light of increased competition from a broader range of financial institutions than has generally been encountered in the banking industry. The board of directors of Lakeview also believes that the Merger will permit the achievement of certain economies of scale in the areas of administration, regulatory compliance, management and capital formation. The Lakeview board of directors also considered the potential social and economic impact of the offer and its consummation on Lakeview and its employees, depositors, and other customers and on the communities in which Lakeview operates. The Lakeview board of directors also considered the business and financial condition and earnings prospects of Firstbank. The board of directors did not assign any particular weight to any one of the foregoing factors.

Reasons of Firstbank for the Merger

     The board of directors of Firstbank has unanimously determined that the proposed Merger is desirable and in the best interests of Firstbank and its shareholders. In negotiating the terms of the Plan of Merger and in considering its adoption, Firstbank's board of directors reviewed the financial results and conditions of Lakeview and Firstbank, the perceived prospects for each in the future, and the business philosophies of Lakeview and Firstbank. All material factors discussed by the board of directors are discussed in this section.

     The board of directors of Firstbank believes that the Merger provides the shareholders of Firstbank an opportunity to have an interest in a larger and more diversified financial organization and to expand the geographic market served by Firstbank.

     The board of directors of Firstbank believes that the Merger will enable the subsidiaries of Firstbank and Lakeview to become more effective competitors in their respective markets through access to greater financial and managerial resources. Firstbank's directors consider this access to be important in light of increased competition from a broader range of financial institutions than has generally been encountered in the banking industry. The board of directors of Firstbank also believes that the Merger will permit the achievement of certain economies of scale in the areas of administration, regulatory compliance, management and capital formation. The board of directors did not assign any particular weight to any one of the foregoing factors.

Summary of the Terms of the Merger

     Pursuant to the Plan of Merger, Lakeview is soliciting proxies from its shareholders for the purpose of approving the Plan of Merger. The affirmative vote of the holders of a majority of the outstanding shares of Lakeview Common Stock is required to approve the Plan of Merger.

     At the time the Merger becomes effective, Lakeview will be merged with and into Firstbank. The surviving corporation will be Firstbank and it will own the Bank of Lakeview and all of the other assets of Lakeview. The Articles of Incorporation and Bylaws of Firstbank, the surviving corporation, will be the Articles of Incorporation and Bylaws of Firstbank as in effect immediately prior to the effective time of the Merger.

     Under the Plan of Merger, each outstanding share of Lakeview Common Stock will be converted into shares of Firstbank Common Stock, or, at the election of the shareholder, an equivalent amount in cash, subject to an aggregate maximum of 35% of the total consideration paid to holders of Lakeview Common Stock and Lakeview Stock Options in the Merger, in each case subject to certain adjustments. Management of Lakeview and Firstbank estimate that the aggregate amount of cash to be paid to satisfy the cash elections will be approximately 10% of the aggregate consideration paid for shares of Lakeview Common Stock in the Merger. However, the cash consideration could be less than 10% or more than 10% up to the 35% maximum. The Plan of Merger provides for adjustments to the consideration to be received based upon the average of the last-reported sale price per share of Firstbank Common Stock for the 20 consecutive trading days ending on the sixth business day prior to the closing of the Merger (the "Firstbank Market Price").

     The amount of Firstbank Common Stock to be received in exchange for Lakeview Common Stock will be determined by a formula specified by the Plan of Merger and will vary according to the Firstbank Market Price at the time the Merger is consummated. Each Lakeview shareholder may elect to receive an equivalent amount in cash, subject to an aggregate maximum of 35% of the total consideration paid to holders of Lakeview Common Stock and Lakeview Stock Options. The Plan of Merger provides that each share of Lakeview Common Stock will be converted into the right to receive an amount of Firstbank Common Stock equal to the "Stock Exchange Ratio." The Stock Exchange Ratio is equal to the quotient (rounded to the fourth decimal) of the "Merger Value Per Share" divided by the Firstbank Market Price. The "Merger Value Per Share" equals the quotient (rounded to the fourth decimal) of (a) the sum of the Merger Value plus the sum of the exercise prices of all outstanding options to purchase Lakeview Common Stock (estimated to be $1,491,920), divided by (b) the number of outstanding shares of Lakeview Common Stock (657,484) plus the number of shares covered by outstanding options to purchase Lakeview Common Stock (113,518). The "Merger Value" will be:

          (a) $14,928,640 if the Firstbank Market Price is less than $32.00;

          (b) The product of the Firstbank Market Price multiplied by 466,520 if the Firstbank Market Price is not less than $32.00 but not greater than $36.50;

          (c) $17,028,014 if the Firstbank Market Price is greater than $36.50 but not greater than $42.00;

          (d) The product of the Firstbank Market Price multiplied by 405,428 if the Firstbank Market Price is greater than $42.00 but less than $4 4.00; or

          (e) $17,838,832 if the Firstbank Market Price is $44.00 or more.

Based upon the $41.50 last-reported sale price per share of Firstbank Common Stock on June 12, 1997, the Merger Value would be $17,028,014 and each share of Lakeview Common Stock would have been converted into the right to receive 0.5788 shares of Firstbank Common Stock having a market price of $24.02 at such time. The actual value of the Firstbank Common Stock to be received in exchange for each share of Lakeview Common Stock will depend on the Firstbank Market Price at the time the Merger is consummated and could vary from a minimum of $21.30 (if the Firstbank Market Price is less than $32.00) to a maximum of $25.07 (if the Firstbank Market Price is $44.00 or more) per share of Lakeview Common Stock. For a more complete description of the terms of the Merger, see "The Merger."

     With respect to the cash election, if the cash to be paid to satisfy such cash elections, as well as cash expected to be paid with respect to fractional shares and dissenting shares, would exceed 35% of the aggregate consideration to be paid with respect to the Firstbank Common Stock and Firstbank Stock Options in the Merger, then certain Lakeview shareholders electing to receive cash will be selected by selecting those shareholders who, had they not made a cash election, would receive, on a per holder basis, the least number of shares of Firstbank Common Stock pursuant to the Merger.

     As of the date of this Prospectus and Proxy Statement, there are outstanding Lakeview Stock Options to purchase a total of 113,518 shares of Lakeview Common Stock, of which 73,822 shares are subject to nonstatutory stock options granted to directors of Lakeview. Each Lakeview Stock Option which is both outstanding and unexercised immediately prior to the Effective Time of the Merger and is a nonstatutory option held by a director of Lakeview will be converted into the right to receive that number of shares of Firstbank Common Stock equal to the Option Exchange Ratio multiplied by the number of shares of Lakeview Common Stock purchasable upon exercise of the Lakeview Stock Option, subject to the right of such director to make a cash election. Each Lakeview Stock Option which is outstanding immediately prior to the Effective Time of the Merger and is an incentive stock option held by an employee of Lakeview or the Bank of Lakeview shall, at the election of the holder, either (i) become and be converted into the right to receive that number of shares of Firstbank Common Stock equal to the product of the Option Exchange Ratio multiplied by the number of shares of Lakeview Common Stock purchasable upon exercise of the Lakeview Stock Option, or (ii) be converted into nonqualified options to purchase shares of Firstbank Common Stock subject to the terms of Firstbank's stock option plan, in each case subject to the right of such employee to make a cash election. The Option Exchange Ratio is determined pursuant to the Plan of Merger. Based upon the $41.50 last reported sale price per share of Firstbank Common Stock on June 12, 1997, the Option Exchange Ratio would be 0.2622. The actual Option Exchange Ratio will depend on the Firstbank Market Price at the time the Merger is consummated. See "The Merger -- Lakeview Stock Options."

     Pursuant to the Plan of Merger, the Merger Value is subject to certain downward adjustments under certain specified circumstances. If the aggregate transaction expenses to be accrued and charged against Lakeview's earnings as required by the Plan of Merger to account for all transaction expenses which Lakeview has incurred or will incur as a result of the transactions contemplated by the Plan of Merger (including, without limitation, Lakeview's legal, accounting, actuarial, tax services and investment banker's fees) exceed $275,000 (pre-tax), then the Merger Value shall be reduced by twice the "Tax-Adjusted" difference between the aggregate amount so accrued and charged as required by the Plan of Merger and $275,000 (pre-tax). The Plan of Merger provides that "Tax-Adjusted" means reduced by the dollar amount of the decrease in the aggregate federal, state and local taxes owed by Lakeview as a result of such charges against Lakeview's earnings, calculated using Lakeview's effective tax rate in accordance with generally accepted accounting principles. In addition, if the aggregate charge against Lakeview's earnings to fully fund the cost of all outstanding executive supplemental income agreements between the Bank of Lakeview and its officers exceeds the lesser of $250,000 or the actuarially reduced amounts of the aggregate retirement benefits under such executive supplemental income agreements, then the Merger Value will be reduced by twice the Tax-Adjusted difference between the amount so charged against earnings and the lesser of either $250,000 (pre-tax) or the amount of the actuarially reduced amounts of the aggregate retirement benefits under such executive supplemental income agreements of Lakeview.

     The Stock Exchange Ratio and the Option Exchange Ratio and adjustments to the Stock Exchange Ratio and the Option Exchange Ratio were negotiated by Firstbank's board of directors and Lakeview's board of directors.

     Pursuant to the Plan of Merger, Lakeview may declare and pay cash dividends on shares of Lakeview Common Stock quarterly in an aggregate amount not to exceed 30% of the net after-tax profits of Lakeview for such quarter (determined in accordance with generally accepted accounting principles consistently applied) in a manner, on dates, and with respect to record dates consistent with its past practice; provided, that Lakeview must adjust the record date for its regularly scheduled dividend with respect to the period in which the Merger becomes effective if necessary to assure that Lakeview shareholders receive only one dividend payable in or with respect to the quarter in which the Merger becomes effective with respect to shares of Lakeview Common Stock or Firstbank Common Stock received in the Merger. The board of directors of Lakeview is under no obligation to pay dividends on Lakeview Common Stock.

     Firstbank will not issue fractional shares of Firstbank Common Stock in the Merger. A Lakeview shareholder who would otherwise be entitled to receive a fraction of a share of Firstbank Common Stock in the Merger will receive instead an amount of cash determined by multiplying that fraction by the Firstbank Market Price.

Opinion of Lakeview's Financial Advisor

     Lakeview retained Austin Associates, Inc. ("AAI") to act as financial advisor in connection with the Merger and to render an opinion as to the fairness, from a financial point of view, of the Merger Value to Lakeview shareholders. AAI is a recognized investment banking firm regularly engaged in the evaluation of financial institutions and their securities in connection with mergers and acquisitions and other purposes. Lakeview selected AAI to act as financial advisor in connection with the Merger on the basis of its reputation and qualifications in evaluating financial institutions.

     AAI has rendered a separate written opinion to the board of directors of Lakeview to the effect that the terms of the Merger are fair, from a financial point of view, to the shareholders of Lakeview as of the date of the opinion. AAI based its opinion upon, among other things: (i) the audited financial statements of Lakeview and Firstbank for the period 1991 through 1996; (ii) the unaudited financial statements of Lakeview and Firstbank for the three-month period ending March 31, 1997; (iii) the reported prices and stock trading activity of Firstbank; (iv) publicly available information regarding the performance of certain other companies whose business activities were believed to be generally comparable to those of Lakeview and Firstbank; (v) the financial terms, to the extent publicly available, of certain comparable bank merger transactions; (vi) the strategic objectives of the Merger and the synergies and other benefits of the Merger for the combined company as described by senior management of Lakeview and Firstbank; and (vii) such other analyses and information as AAI deemed relevant. No limitations were imposed on the scope of AAI's investigation.

     The terms of the Plan of Merger, including the Merger Value, were negotiated by the boards of directors of Lakeview and Firstbank, and their representatives, on an arm's-length basis. AAI participated in the negotiation of the terms of the Plan of Merger and other related agreements associated with the Merger. A copy of the fairness opinion is attached as Appendix B to this Prospectus and Proxy Statement and should be read in its entirety.

     In connection with rendering its opinion, AAI performed a variety of financial analyses, which are summarized below. AAI believes its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying AAI's opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or summary description. In its analyses, AAI made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond Lakeview's or Firstbank's control. Any estimates contained in AAI's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than the estimates.

     Transaction Summary. The amount of Firstbank Common Stock to be received in exchange for Lakeview Common Stock will be determined by a formula specified in the Plan of Merger and will vary according to the Firstbank "Market Price" at the time the Merger is consummated. The Plan of Merger provides that each share of Lakeview Common Stock will be converted into the right to receive an amount of Firstbank Common Stock based on a number of considerations which are outlined in the section entitled "Consideration to be Received in the Merger." Based on Firstbank's closing stock price as of June 12, 1997, the aggregate value of the transaction is $17.0 million or $24.02 per share. The Stock Exchange Ratio equals 0.5788 and the Option Exchange Ratio equals 0.2622. Each Lakeview shareholder may elect to receive an equivalent amount in cash, subject to an aggregate maximum of 35 percent of the total consideration paid to holders of Lakeview Common Stock and Lakeview Stock Options.

     Firstbank Stock Value. During the last 30 days immediately prior to the date of this Proxy Statement and Prospectus, Firstbank's Common Stock has traded between $39.75 and $41.50 per share with a last reported sale price of $41.50 as of June 12, 1997. Firstbank reported earnings per share of $.75 in the first quarter of 1997, and $2.96 for the last 12 months ending March 31, 1997. At $41.50 per share, the Firstbank stock value represents 14.0 times last 12-months EPS and 226 percent of March 31, 1997, tangible book value. AAI compared Firstbank's stock trading multiples to 11 Michigan banking organizations with assets ranging from $178 million to $913 million (the "Peer Group"). As of June 12, 1997, the median price-to-tangible book multiple for the Peer Group was 191 compared to Firstbank's multiple of 226. The median price-to-earnings multiple for the Peer Group was 14.5 compared to Firstbank's multiple of 14.0. The median dividend yield for the Peer Group was 2.6 compared to Firstbank's dividend yield of 2.0. The median return on average assets (ROA) of the Peer Group for the last 12 months was 1.25 percent compared to Firstbank's ROA of 1.25 percent. The median return on average equity (ROE) of the Peer Group for the last 12 months was 13.96 percent compared to Firstbank's ROE of 15.26 percent.

     Comparative Transactions. AAI reviewed comparative prices in sale of control transactions in Michigan for banks having assets of up to $500 million. AAI looked specifically at nine transactions announced since January 1, 1994. The median multiples for these transactions were 190 percent of tangible book value and 16.2 times earnings. AAI also reviewed 381 sale transactions in the nation since January 1, 1996, for banks having assets of up to $500 million. The median multiples for these transactions were 190 percent of tangible book value and 16.5 times earnings. The market value of the consideration to be received by Lakeview shareholders in the Merger approximates 199 percent of Lakeview's book value at March 31, 1997, and 19.8 times Lakeview's consolidated earnings per share for the 12 months ended March 31, 1997.

     Contribution Analysis. AAI compared the pro forma ownership interest in Firstbank that Lakeview shareholders would receive, in the aggregate, to the contribution by Lakeview of the total assets, equity, and net income to the combined organization. Based on March 31, 1997, information and assuming a 100 percent stock exchange, Lakeview shareholders would own approximately 20.1 percent of Firstbank's Common Stock on a pro forma basis. Lakeview's contribution of total assets equaled 16.8 percent, the contribution of total tangible equity equaled 22.0 percent, and the contribution of trailing 12-month net income equaled 15.4 percent.

     Summary Pro Forma Analysis. AAI also reviewed the pro forma effect of the Merger to Lakeview and Firstbank. Lakeview's earnings per share in the last 12 months was $1.24, and Lakeview's tangible book value was $13.14 per share as of March 31, 1997. The pro forma analysis was prepared assuming 10 percent of Lakeview's shares receive cash. Giving effect to the Merger for the 12 months ending March 31, 1997, the equivalent Lakeview earnings per share would have equaled $1.51, an increase of 21.8 percent over actual results. Tangible book value per share would have been $11.05 per share, a decrease of 13.6 percent over actual results. Giving effect to the Merger,

Firstbank's tangible book value per share would be $19.09, an increase of 4.0 percent while earnings per share for the trailing 12 months would have been $2.61, a decrease of 11.9 percent.

     Discounted Cash Flow Analysis. AAI performed a discounted cash flow ("DCF") analysis of the value of the stock of Lakeview and Firstbank as of March 31, 1997. The discounted cash flow results were based on projections considered reasonable by AAI for the five-year period beginning March 31, 1997, to March 31, 2002. The DCF value of Lakeview was determined to be in the range of $9.0 to $12.0 million compared to the value of the Merger at $17.4 million. The DCF value of Firstbank, without consideration of the Merger, was determined to be in the range of $34.00 to $44.00 per share compared to Firstbank's stock price of $41.50.

     Dividends. AAI reviewed the cash dividends to be received by Lakeview shareholders, as a result of the Merger. Based on an exchange ratio of 0.5788 Firstbank shares for each common share of Lakeview, equivalent dividends to Lakeview shareholders would be $.49 an increase of 37 percent over Lakeview's annualized dividend of $.36.

     The summary set forth above does not purport to be a complete description of the analyses performed by AAI. Further, AAI did not conduct a physical inspection of any of the properties or assets of Lakeview or Firstbank. AAI has assumed and relied upon the accuracy and completeness of the financial and other information provided to it or publicly available, has relied upon the representations and warranties of Lakeview and Firstbank made pursuant to the Merger Agreement, and has not independently attempted to verify any of such information. AAI has also assumed that the conditions to the Merger as set forth in the Plan of Merger would be satisfied and that the Merger would be consummated on a timely basis in the manner contemplated by the Plan of Merger. No limitations were imposed by Lakeview or Firstbank upon AAI on the scope of its investigation nor were any specific instructions given to AAI in connection with its fairness opinion.

     For AAI's services as financial advisor, Lakeview will pay the firm a fee of $22,500, plus a contingent amount equal to 1.0 percent of the transaction value when the Merger is consummated. Lakeview estimates that total fees paid to AAI will be approximately $193,000. In addition, Lakeview has agreed to reimburse AAI for reasonable our-of-pocket expenses and indemnity AAI against certain liabilities, including liabilities under the securities laws. AAI has no other material relationship with any of the parties to the merger or their affiliates.

The Cash Election

     Holders of Lakeview Common Stock or Lakeview Stock Options may elect to receive cash consideration in the Merger in accordance with the election procedures set forth in the Agreement. Holders who make a cash election will receive an amount in cash (the "Per Share Cash Consideration") in respect of each share of Lakeview Common Stock, or each share of Lakeview Common Stock subject to a Lakeview Stock Option, that is so converted equal to the Stock Exchange Ratio times the Firstbank Market Price. The aggregate amount of cash that will be paid in the Merger to satisfy such elections (including cash to be paid with respect to Dissenting Shares) will not exceed 35% of the aggregate consideration paid in exchange for shares of Lakeview Common Stock and Lakeview Stock Options in the Merger (the "Maximum Cash Amount"). Management of Lakeview and Firstbank estimate that the aggregate amount of cash to be paid to satisfy the cash elections will be approximately 10% of the aggregate consideration paid for shares of Lakeview Common Stock and Lakeview Stock Options in the Merger.

     An election form and other appropriate and customary transmittal materials (which will specify that delivery will be effected, and risk of loss and title to the certificates representing (or, if after the Effective Time, formerly representing) shares of Lakeview's Common Stock (the "Lakeview Certificates") will pass, only upon proper delivery of such Lakeview Certificates to Firstbank Corporation (the "Exchange Agent")), in such form as Firstbank and Lakeview will mutually agree (an "Election Form"), will be mailed 25 days prior to the anticipated Effective Time of the Merger or on such other date as Lakeview and Firstbank may mutually agree (the "Mailing Date") to each holder of record of Lakeview Common Stock or Lakeview Stock Options as of five business days prior to the Mailing Date (the "Election Form Record Date").

     Each Election Form will permit a holder (or the beneficial owner through appropriate and customary documentation and instructions) of Lakeview Common Stock or Lakeview Stock Options to elect to receive cash with respect to all or a portion of such holder's Lakeview Common Stock or the shares issuable upon exercise of such holder's Lakeview Stock Options (shares as to which the cash election is made being "Cash Election shares").

     Any shares of Lakeview Common Stock with respect to which the holder (or the beneficial owner, as the case may be) has not submitted to the Exchange Agent an effective, properly completed Election Form on or before 5 p.m. on the 20th day following the Mailing Date (or such other time and date as Firstbank and Lakeview may mutually agree) (the "Election Deadline") will be converted into Firstbank Common Stock at the Stock Exchange Ratio (such shares being "No Election Shares").

     Firstbank will make available one or more Election Forms as may be reasonably requested by all persons who become holders (or beneficial owners) of Lakeview Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline.

     Any such election will have been properly made only if the Exchange Agent has actually received a properly completed Election Form by the Election Deadline. An Election Form will be deemed properly completed only if accompanied by one or more Lakeview Certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of Lakeview Common Stock covered by such Election Form (or the document granting the Lakeview Stock Option in the case of Lakeview Stock Options), together with duly executed transmittal materials included in the Election Form. Subject to the terms of the Plan of Merger and of the Election Form, the Exchange Agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters will be binding and conclusive. Neither Firstbank nor the Exchange Agent will be under any obligation to notify any person of any defect in an Election Form. Dissenting Shares will be treated as Cash Election Shares for the purposes of the determinations set forth in the next paragraph (but will not be converted into the right to receive the Per Share Cash Consideration and will instead be treated as set forth in the section captioned "Rights of Dissenting Shareholders").

     Within five business days after the Election Deadline, unless the Effective Time of the Merger has not yet occurred, in which case as soon thereafter as practicable, Firstbank will cause the Exchange Agent to effect the allocation among the holders of Lakeview Common Stock in accordance with the Election Forms as follows: (1) if the amount of cash that would be issued upon conversion in the Merger of the Cash Election Shares is less than or equal to the Maximum Cash Amount, then: (a) all Cash Election Shares will be converted into the right to receive the Per Share Cash Consideration, and (b) the No Election Shares will be converted into the right to receive that number of shares of Firstbank Common Stock equal to the Stock Exchange Ratio (the "Per Share Stock Consideration"); and (2) if the amount of cash that would be issued upon the conversion of the Cash Election Shares is greater than the Maximum Cash Amount, then: (a) all No Election Shares will be converted into the right to receive the Per Share Stock Consideration, (b) the Exchange Agent will select from among the holders of Cash Election Shares (other than Dissenting Shares), by a process described below, a sufficient number of such holders (the "Stock Designees") such that the amount of cash that will be issued in the Merger equals as closely as practicable the Maximum Cash Amount, and all shares held by the Stock Designees will be converted into the right to receive the Per Share Stock Consideration, and (c) the Cash Election Shares not held by Stock Designees will be converted into the right to receive the Per Share Cash Consideration. For purposes of determining whether the 35% threshold has been met, each share of Lakeview Common Stock that is a Dissenting Share will be valued at the Per Share Cash Consideration.

     In the event the Exchange Agent must select Stock Designees, then the selection process to be used by the Exchange Agent in determining those holders who are to receive cash if Cash Elections exceed the Maximum Cash Amount shall consist of selecting those holders who, had they not made a Cash Election, would receive, on a per holder basis, the least number of shares of Firstbank Common Stock pursuant to the Merger according to a process as shall be mutually determined by Firstbank and Lakeview.

Exchange of Certificates

     At or prior to the Effective Time of the Merger, Firstbank will deposit, or will cause to be deposited, with the Exchange Agent, certificates representing the shares of Firstbank Common Stock ("Firstbank Certificates") and an estimated amount of cash (such cash and Firstbank Certificates, together with any dividends or distributions with respect thereto (without any interest thereon), being hereinafter referred to as the "Exchange Fund") to be paid in exchange for outstanding shares of Lakeview Common Stock and Lakeview Stock Options in the Merger (excluding Lakeview Stock Options with respect to which a holder has elected to convert into options to purchase Firstbank Common Stock).

     As promptly as practicable after the Effective Time of the Merger, Firstbank will send or cause to be sent to each former holder of record of shares of Lakeview Common Stock and to the holders of Lakeview Stock Options transmittal materials for use in exchanging such holder's Lakeview Certificates and/or Lakeview Stock Options for the consideration due in respect thereof. Firstbank will cause the Firstbank Certificates into which shares of a shareholder's Lakeview Common Stock or Lakeview Stock Options are converted on the Effective Time of the Merger and/or any check in respect of the Per Share Cash Consideration and any fractional share interests or dividends or distributions which such person will be entitled to receive to be delivered to such holder upon delivery to the Exchange Agent of Lakeview Certificates (or indemnity reasonably satisfactory to Firstbank and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) or Lakeview Stock Options owned by such holder. No interest will be paid on any such cash to be paid upon such delivery.

     LAKEVIEW SHAREHOLDERS SHOULD NOT SEND IN THEIR LAKEVIEW CERTIFICATES UNTIL THEY RECEIVE THE TRANSMITTAL MATERIALS FROM THE EXCHANGE AGENT.

     No fractional shares of Firstbank Common Stock and no certificates or scrip therefor, or evidence of ownership thereof, will be issued in the Merger; instead, Firstbank will pay to each holder of Lakeview Common Stock or Lakeview Stock Option who would otherwise be entitled to a fractional share of Firstbank Common Stock (after taking into account all Lakeview Certificates and Lakeview Stock Options delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction by the Firstbank Market Price.

     Notwithstanding the foregoing, neither the Exchange Agent nor any party to the Agreement will be liable to any holder (or, if after the Effective Time of the Merger, former holder) of Lakeview Common Stock or Lakeview Stock Options for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     Firstbank will have reasonable discretion to determine the rules and procedures relating to the issuance and delivery of certificates of Firstbank Common Stock into which shares of Lakeview Common Stock or Lakeview Stock Options are converted in the Merger and governing the payment for fractional shares.

     The declaration of any dividends on Firstbank Common Stock payable to shareholders of record of Firstbank as of a record date on or after the effective time of the Merger will include dividends on all shares issuable under the Plan of Merger. However, no former holder of Lakeview Common Stock or a Lakeview Stock Option will be entitled to receive a distribution of such dividends until physical exchange of that holder's Lakeview Certificates or Lakeview Stock Option has been effected. Upon physical exchange of that holder's Lakeview Certificates or Lakeview Stock Option, he or she will be entitled to receive from Firstbank an amount equal to all such dividends (without interest and less the amount of taxes, if any, which may have been imposed or paid) declared and paid with respect to those shares.

     After the effective time of the Merger, Firstbank and Lakeview will not transfer on the stock transfer books of Lakeview any shares of Lakeview Common Stock which were issued and outstanding immediately prior to the Effective Time of the Merger. If, after the effective time of the Merger, a shareholder properly presents Lakeview Certificates to Firstbank, Firstbank will cancel and exchange the Lakeview Certificates for stock certificates representing shares of Firstbank Common Stock as provided in the Plan of Merger. After the Effective Time of the Merger, ownership of shares represented by Lakeview Certificates may be transferred only on the stock transfer records of Firstbank.

     Each share of Firstbank Common Stock outstanding immediately prior to the effective time of the Merger will continue to be outstanding without any change. Each shareholder of Firstbank whose shares were outstanding immediately prior to the effective time of the Merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the Effective Time of the Merger.

Management After the Merger

     Upon the consummation of the Merger, the officers and directors of Firstbank will be the officers and directors of Firstbank immediately prior to the Effective Time of the Merger.

Effective Time of the Merger

     The Merger will be consummated on the date and time specified in a certificate of merger filed in accordance with the MBCA. If the shareholders of Lakeview approve the Plan of Merger at the special meeting of Lakeview shareholders, and the other conditions to the Merger set forth in the Plan of Merger and summarized under "The Merger--Conditions to the Merger and Abandonment" in this Prospectus and Proxy Statement are satisfied, the effective time of the Merger is anticipated to be during the third quarter of 1997, provided that the Plan of Merger has not been terminated prior to such time. The Merger may not be consummated until receipt of approval from the Federal Reserve Board or its delegate and expiration of the required 15-day waiting period following such approval. The Merger was approved by the Federal Reserve Board on _________________________________, 1997.

Business of Lakeview Pending the Merger

     The Plan of Merger also contains covenants to which Firstbank and Lakeview have agreed. The covenants remain in effect until the effective time of the Merger or until the Plan of Merger has been terminated and include an agreement that Lakeview and its subsidiary, the Bank of Lakeview, will: (i) conduct its business and manage its property only in the usual, regular and ordinary course;
(ii) not, except as contemplated by the Plan of Merger, enter into any employment agreement that is not terminable, without cost or penalty, on 30 days' or less notice; (iii) not issue any capital stock or any security convertible into capital stock, or grant any warrant or option to acquire capital stock, or otherwise alter its capital structure; (iv) not make any material changes in any policies or procedures applicable to the conduct of its business; (v) not sell, mortgage, pledge, encumber or otherwise dispose of any property or assets, except in the ordinary course of business; (vi) except to reelect persons who are then incumbent directors and officers at annual meetings, not increase the number of directors or fill any vacancy on the board of directors or elect or appoint any person to an executive office; (vii) not increase the salary or compensation payable to or agree to pay any bonus to any director or officer, or any class or group of employees as a class or group, and not introduce or change any employee benefit plan or program of any kind for the benefit of its employees unless required by law or the Plan of Merger; (viii) not borrow money except in the ordinary course of business; (ix) make no change in its articles of incorporation, charter or bylaws except as effected by the Plan of Merger and the Merger; and (x) take or not take other comparatively immaterial actions.

     Nothing contained in the Plan of Merger will preclude Lakeview from declaring and paying cash dividends on Lakeview Common Stock quarterly in an aggregate amount not to exceed 30% of the net after-tax profits of Lakeview for such quarter (determined in accordance with generally accepted accounting principles consistently applied) in a manner, on dates, and with respect to record dates consistent with its past practice; provided, that Lakeview must adjust the record date for its regularly scheduled dividend with respect to the period in which the Merger becomes effective if necessary to assure that Lakeview shareholders receive only one dividend payable in or with respect to the quarter in which the Merger becomes effective with respect to shares of Lakeview Common Stock or Firstbank Common Stock received in the Merger. The board of directors of Lakeview is under no obligation to pay dividends on Lakeview Common Stock. Nothing contained in the Plan of Merger will preclude Firstbank from declaring and paying cash dividends on Firstbank Common Stock. The board of directors of Firstbank is under no obligation to pay dividends on Firstbank Common Stock.

Conditions to the Merger and Abandonment

     The obligation of Firstbank to consummate the Merger is subject to the fulfillment of certain conditions, including the following:

          (i) An affirmative vote of the holders of a majority of the outstanding shares of Lakeview Common Stock is required to approve the Plan of Merger.

          (ii) The Federal Reserve Board must approve the Merger and the statutory waiting period must have expired.

          (iii) Lakeview must comply with its covenants, and its representations and warranties must be true in all material respects, each as set forth in the Plan of Merger. (See "The Merger--Business of Lakeview Pending the Merger.")

          (iv)    Firstbank must receive certain opinions of counsel.

          (v) Lakeview must obtain waivers of all material rights and waivers of the loss of all material rights that could be triggered by the change in control of Lakeview resulting from the Merger.

          (vi) Neither Firstbank nor Lakeview must be subject to any order, decree or injunction of a court or agency enjoining or prohibiting the Merger.

          (vii) There must not be any suit or proceeding pending or threatened that could result in any liability that could have a material adverse effect on either corporation and their respective subsidiary(ies) on a consolidated basis or that challenges the Merger.

          (viii) The Registration Statement shall have been declared effective by the Securities and Exchange Commission and shall not be subject to a stop order or any threatened stop order.

          (ix) Demands for payment for their shares under Section 762 of the MBCA shall have been made, perfected and not withdrawn by the holders of not more than 10% of the then outstanding shares of Lakeview Common Stock.

          (x) Mr. Richard J. Schurtz shall have entered into an employment agreement with Bank of Lakeview on terms acceptable to both Firstbank and Lakeview.

          (xi) There shall not have been any issuances or exercises of Lakeview Stock Options since April 17, 1997, the date of Plan of Merger.

          (xii) Lakeview shall have caused the written amendment of each Lakeview stock option in a manner acceptable to Firstbank to permit the conversion of such Lakeview Stock Option as contemplated by the Plan of Merger.

          (xiii) Firstbank shall have received the resignation of each member of the board of directors of Lakeview and the Bank of Lakeview effective as of the Effective Time of the Merger.

          (xiv)   Other comparatively immaterial conditions.

     The obligation of Lakeview to consummate the Merger is subject to the fulfillment of certain conditions, including the following:

          (i) An affirmative vote of the holders of a majority of the outstanding shares of Lakeview Common Stock is required to approve the Plan of Merger.

          (ii) The Federal Reserve Board must approve the Merger and the statutory waiting period must have expired.

          (iii) Firstbank must comply with its covenants, and its representations and warranties must be true in all material respects, each as set forth in the Plan of Merger. (See "The Merger--Business of Lakeview Pending the Merger.")

          (iv)    Lakeview must receive certain opinions of counsel.

          (v) Neither Firstbank nor Lakeview must be subject to any order, decree or injunction of a court or agency enjoining or prohibiting the Merger.

          (vi) There must not be any suit or proceeding pending or threatened that could result in any liability that could have a material adverse effect on either corporation and their respective subsidiary(ies) on a consolidated basis or that challenges the Merger.

          (vii) Mr. Richard J. Schurtz shall have entered into an employment agreement with Bank of Lakeview on terms acceptable to both Firstbank and Lakeview.

          (viii) The Registration Statement shall have been declared effective by the Securities and Exchange Commission and shall not be subject to a stop order or any threatened stop order.

          (ix)    Other comparatively immaterial conditions.

     Either Firstbank or Lakeview, whichever is entitled to the benefit of the foregoing conditions, may waive one or more of those conditions except where satisfaction of the condition is required by law. The Plan of Merger contains various other conditions to the respective obligations of Firstbank and Lakeview that have been satisfied.

     The boards of directors, or duly authorized committees thereof, of Firstbank and Lakeview may by mutual consent terminate the Plan of Merger and abandon the Merger at any time before the effective time of the Merger. Either Firstbank or Lakeview may terminate the Plan of Merger and abandon the Merger on its own action upon the occurrence of certain events specified in the Plan of Merger, including the following:

          (i) Firstbank or Lakeview discovers that one or more of the other party's representations and warranties is or has become untrue, and the cumulative effect of all such untrue representations and warranties is material to the other party's business, income or financial condition on a consolidated basis.

          (ii) Firstbank or Lakeview commits one or more breaches of any provision of the Plan of Merger which would in the aggregate be material and such breach or breaches are not cured after notice.

          (iii) There occurs a materially adverse change from that which existed on December 31, 1996, in the financial condition of Firstbank or Lakeview and their respective subsidiaries on a consolidated basis.

          (iv) Despite all reasonable efforts by the abandoning party to cause the Merger to become effective, the Merger has not become effective on or before November 30, 1997, or, in any event, the Merger has not yet become effective on or before January 31, 1998.

          (v) A court of competent jurisdiction issues a final unappealable injunction or other judgment restraining or prohibiting consummation of the Merger.

          (vi) The Federal Reserve Board refuses to approve the Merger (the Federal Reserve Board approved the Merger on ___________________________,
     1997).

          (vii) An environmental assessment indicates any environmental conditions which are contrary to Firstbank's or Lakeview's representations and warranties, and the parties are unable to agree on a course of action for further investigation of the environmental condition and/or a mutually acceptable modification to the Plan of Merger, and the environmental condition is not one for which it can be determined to a reasonable degree of certainty that the risk and expense to which Firstbank and its subsidiaries (after the Merger) would be subject as the owner or operator of the property can be quantified or limited to an immaterial amount; provided, that the abandoning party gives the other party 5 days' written notice of its intent to terminate the Plan of Merger.

          (viii) Prior to the Effective Time of the Merger, there occurs a change of control of Firstbank or if Firstbank enters into an agreement the consummation of which would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended; provided, however, that if Firstbank exercises its right of termination pursuant to this provision, Firstbank shall be required to pay Lakeview a termination fee of $800,000.

          (ix) Upon the occurrence or nonoccurrence of other comparatively immaterial events.

Termination Fee

     The Plan of Merger provides that Lakeview must pay a fee to Firstbank under certain circumstances involving a proposal, offer, or expression of interest concerning any tender offer, exchange offer, merger, consolidation, sale of shares, sale of assets or other business combination involving Lakeview or the Bank of Lakeview, other than the Merger (a "Business Combination"). If the Lakeview board of directors fails to recommend the Merger to the shareholders of Lakeview because of the existence of a proposed Business Combination inconsistent with the transaction contemplated by the Plan of Merger, then Lakeview shall promptly pay Firstbank a fee of $500,000 plus an amount equal to Firstbank's out-of-pocket costs, expenses and fees incurred in connection with the Merger. In addition, if the proposed Business Combination was directly or indirectly solicited by any officer, director, shareholder, agent or other representative of Lakeview, then the $500,000 fee shall be increased to $800,000 plus an amount equal to Firstbank's out-of-pocket costs, expenses and fees incurred in connection with the Merger.

Description of Firstbank Capital Stock

     If the Plan of Merger is approved by Lakeview's shareholders and the Merger is consummated, Firstbank's authorized capital stock will consist of 10,000,000 shares of common stock, no par value ("Firstbank Common Stock") and 300,000 shares of preferred stock. As of March 31, 1997, Firstbank had outstanding 1,633,234 shares of Firstbank Common Stock and no shares of preferred stock. Firstbank expects to issue approximately 369,285 shares of Firstbank Common Stock in the Merger assuming an estimated Stock Exchange Ratio of 0.5788 and an estimated Option Exchange Ratio of 0.2622 at March 31, 1997, and assuming aggregate cash elections equal to 10% of the total consideration paid to holders of Lakeview Common Stock in the Merger. These numbers have been rounded for convenience of presentation.

     Preferred Stock

     The Board of Directors of Firstbank is authorized to issue Preferred Stock in one or more series, from time to time, and to fix the particular designations and terms thereof, including dividend rates, conversion prices, voting rights, redemption prices and other matters without further approval of Firstbank's shareholders. The board of directors has not authorized the issuance of any series of Preferred Stock nor is any such issuance presently contemplated. The issuance of Preferred Stock could materially affect the voting rights, dividend participation rights, and other rights of holders of shares of Firstbank Common Stock.

     Common Stock

     Holders of Firstbank Common Stock are entitled to dividends out of funds legally available for that purpose when, as, and if declared by the board of directors. Each holder of Firstbank Common Stock is entitled to one vote for each share held on each matter submitted for shareholder action. Firstbank Common Stock has no preemptive rights, cumulative voting rights, conversion rights or redemption provisions.

     In the case of any liquidation, dissolution or winding up of the affairs of Firstbank, holders of Firstbank Common Stock will be entitled to receive, pro rata, any assets distributable to common shareholders in proportion to the number of shares held by them.

     All outstanding shares of Firstbank Common Stock are, and shares to be issued pursuant to the Merger will be, when issued, fully paid and nonassessable.

     A number of important provisions of the Articles of Incorporation and Bylaws of Firstbank and the MBCA that could affect the rights of holders of shares of Firstbank Common Stock are described below. See "The Merger-- Provisions Affecting Control of Firstbank, --Comparison of Rights of Lakeview Shareholders to the rights of Firstbank Shareholders."

Provisions Affecting Control of Firstbank

     At the effective time of the Merger, the Articles of Incorporation and Bylaws of Firstbank will remain unchanged. Some provisions of the MBCA and Firstbank's Articles of Incorporation may have an anti-takeover impact and may make tender offers, proxy contests and certain mergers more difficult to consummate. Both Firstbank and Lakeview are currently subject to the provisions of the MBCA, and Firstbank will be subject to these provisions after the Merger.

     Anti-Takeover Legislation. The MBCA contains provisions intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. These provisions regulate the acquisition of "control shares" of large public Michigan corporations (the "Control Share Act").

     The Control Share Act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquiror which, when combined with other shares held by that person or entity, would give the acquiror voting power at or above any of the following thresholds: 20%, 33 1/3% or 50%. Under the Control Share Act, an acquiror may not vote "control shares" unless the corporation's disinterested shareholders vote to confer voting rights on the control shares. The acquiring person, officers of the target corporation, and directors of the target corporation who are also employees of the corporation are precluded from voting on the issue of whether the control shares shall be accorded voting rights. The Control Share Act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

     The Control Share Act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters' rights upon all of a corporation's shareholders except the acquiring person. The Control Share Act applies only to an "issuing public corporation." Firstbank falls within the statutory definition of an "issuing public corporation" and would continue to do so after the Merger. The Control Share Act automatically applies to any "issuing public corporation" unless the corporation "opts out" of the statute by so providing in its articles of incorporation or bylaws. Firstbank has not "opted out" of the Control Share Act and does not expect to do so after the Merger.

     Fair Price Act. Certain provisions of the MBCA (the "Fair Price Act") establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters. The Fair Price Act provides that a supermajority vote of 90% of the shareholders and no less than two-thirds of the votes of non-interested shareholders must approve a "business combination." The Fair Price Act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an

"interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10% or more of the outstanding voting shares of the corporation. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

     The supermajority vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others, that: (i) the purchase price to be paid for the shares of the corporation is at least equal to the highest of either (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (ii) once a person has become an interested shareholder, the person must not become the beneficial owner of any additional shares of the corporation except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.

     The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the board of directors has approved or exempted from the requirements of the Fair Price Act by resolution at any time prior to the time that the interested shareholder first became an interested shareholder.

     Classified Board. The current boards of directors of both Firstbank and Lakeview are classified into three classes, with each class serving a staggered, three-year term. Classification of the board could have the effect of extending the time during which the existing board of directors could control the operating policies of Firstbank even though opposed by the holders of a majority of the outstanding shares of Firstbank Common Stock. (See "The Merger-- Comparison of Rights of Lakeview Shareholders to the Rights of Firstbank Shareholders.")

Comparison of Rights of Lakeview Shareholders to the Rights of Firstbank Shareholders

     If the Merger is consummated, a person holding a given percentage of the outstanding shares of Firstbank Common Stock or Lakeview Common Stock will hold a lesser percentage of the outstanding shares of common stock in Firstbank after the Merger. In addition, because Firstbank after the Merger will be a larger entity than either Firstbank or Lakeview, the universe of financial institutions and other companies that have the resources to acquire Firstbank or Lakeview will be smaller than before the Merger, particularly with respect to Lakeview.

     The rights of the shareholders of Lakeview, as well as the rights of the shareholders of Firstbank, are governed by the laws of the State of Michigan and the Michigan Business Corporation Act ("MBCA"). Consequently, the shareholders of Lakeview and Firstbank have the same rights as such under Michigan law. There are, however, certain differences between Lakeview and Firstbank with respect to shareholder rights as those matters are governed by, among other things, the respective Articles of Incorporation and Bylaws of Lakeview and Firstbank.

     Evaluation of Certain Offers. The Articles of Incorporation of Lakeview contain provisions that require the Lakeview Board of Directors, when evaluating certain offers to purchase equity securities of Lakeview, to consider certain factors in addition to the consideration offered in the acquisition proposal in relation to the market price of Firstbank's securities or assets. The factors include, among others, (i) the potential social and economic impact of the offer and its consummation on Lakeview and its employees, depositors, and other customers and on the communities in which Lakeview operates, (ii) the business and financial condition and earnings prospects of the proposed acquiror or acquirors, and (iii) the competence, experience and integrity of the proposed acquiror or acquirors and its or their management. The Articles of Incorporation of Firstbank do not contain comparable provisions.

     Preferred Stock. The Articles of Incorporation of Firstbank permit the Board of Directors to authorize and issue preferred stock without the consent or approval of the shareholders of Firstbank. Such preferred stock, if issued, could materially affect the voting rights, dividend participation rights, and other rights of holders of Firstbank Common Stock. The Articles of Incorporation of Lakeview do not authorize the issuance of preferred stock.

     Applicability of Securities Act of 1933. Although the Firstbank Common Stock to be issued upon consummation of the proposed Merger is to be registered pursuant to the Securities Act of 1933, as amended (the "Act"), the resale of such shares of Firstbank Common Stock by the present directors, executive officers and principal shareholders of Lakeview who are deemed to be "affiliates," as that term is defined under the Act, will be governed by rules promulgated by the Securities and Exchange Commission under the Act. All such persons have agreed not to resell such shares except in compliance with these rules, as set forth under the terms and conditions of the separate Affiliate Agreements with each of those persons.

     Securities Exchange Act of 1934. Firstbank is subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and regularly files reports with the Securities and Exchange Commission required by the Exchange Act. Therefore, there is publicly available financial and other information with respect to Firstbank. Lakeview is not presently subject to the Exchange Act reporting requirements. Lakeview shareholders are therefore expected to benefit from Firstbank's obligation to file periodic reports under the Exchange Act by virtue of the availability of more current and detailed information regarding Firstbank than presently exists with respect to Lakeview.

Resales by Affiliates

     The issuance of shares of Firstbank Common Stock to holders of Lakeview Common Stock and Lakeview Stock Options pursuant to the Merger has been registered under the Securities Act. That registration, however, does not cover resales by shareholders or option holders of Lakeview who may be deemed to control or be controlled by, or be under common control with, Lakeview at the effective time of the Merger.

     In order to induce Firstbank to proceed with the Merger, Lakeview has agreed to use all reasonable efforts to cause each person identified by Lakeview who is deemed to control or be controlled by, or under common control with, Lakeview ("Affiliates") to agree in writing not to sell, transfer or otherwise dispose of shares of Firstbank Common Stock beneficially owned or received in the Merger by such person in a manner which would result in violation of the Securities Act or the regulations thereunder.

Accounting Treatment

     Upon consummation of the Merger, the transaction will be accounted for as a purchase, and all of the assets and liabilities of Lakeview will be recorded in Firstbank's consolidated financial statements at their estimated fair value at the Effective Time of the Merger. The amount by which the purchase price paid by Firstbank exceeds the fair value of the net assets acquired by Firstbank through the Merger will be recorded as goodwill or other intangibles. Firstbank currently expects that based on preliminary purchase accounting estimates, the Merger would result in identifiable intangibles and goodwill approximating $4.3 million and yearly amortization of intangibles and goodwill of approximately $418,000. (Identifiable tangibles will be amortized over 15 years and goodwill will be amortized on a straight-line basis over 15 years.) Firstbank's consolidated financial statements will include the operations of Lakeview after the Effective Time of the Merger. See "--Pro Forma Condensed Combined Financial Statements."

Federal Income Tax Consequences

     The following is a summary of certain material United Stated federal income tax consequences of the Merger, including certain consequences to holders of Lakeview Common Stock who are citizens of the United States and who hold their shares as capital assets. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), and is for general information only. The tax treatment of a particular shareholder will depend upon such shareholder's particular situation. Special tax considerations not discussed herein may be applicable to particular classes of taxpayers, such as broker-dealers, certain retirement plans, financial institutions, or insurance companies, or to any shareholder who acquired Lakeview Common Stock through the exercise of an employee stock option or otherwise as compensation. All shareholders should consult with their own tax advisors as to particular tax consequences of the Merger to them, including the applicability and effect of state, local, and foreign tax laws and possible changes in the tax law.

     Firstbank has received an opinion of Varnum, Riddering, Schmidt & Howlett LLP, Firstbank's legal counsel, that (subject to the assumptions set forth in such opinion and representations of fact made by management being true, which representations will not be independently investigated or verified by Varnum, Riddering, Schmidt & Howlett LLP) for federal income tax purposes:

          (i) The Merger of Lakeview with and into Firstbank will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"), and Firstbank and Lakeview will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

          (ii) No gain or loss will be recognized to Firstbank upon receipt of the assets of Lakeview in exchange for the Firstbank Common Stock and the assumption by Firstbank of the liabilities of Lakeview;

          (iii) The basis of the assets of Lakeview in the hands of Firstbank will be the same as the basis of those assets in the hands of Lakeview immediately prior to the Merger;

          (iv) The holding period of the assets of Lakeview to be received by Firstbank will include the holding period during which such assets were held by Lakeview;

          (v) No gain or loss will be recognized by the shareholders of Lakeview who receive shares of Firstbank Common Stock in exchange for all of their shares of Lakeview Common Stock, except to the extent of any cash received in lieu of the fractional shares of Firstbank Common Stock;

          (vi) The basis of the Firstbank Common Stock to be received by shareholders of Lakeview will be the same as the basis of the shares of Lakeview Common Stock surrendered in exchange therefor; and

          (vii) The holding period of the Firstbank Common Stock received by shareholders of Lakeview will, in each instance, include the holding period of the shares of Lakeview Common Stock surrendered in exchange therefor was held, provided that the Lakeview Common Stock was, in each instance, held as capital assets in the hands of the shareholder of Lakeview at the Effective Time of the Merger.

     With respect to Cash Election Shares and Dissenting Shares exchanged for cash, the Merger will be treated as a sale, and normal recognition and gain treatment will apply. The Merger will not have any direct tax consequences to Firstbank.

     With respect to the holders of Lakeview Stock Options, those holders of Lakeview Stock Options who elect to convert their Lakeview Stock Options into nonqualified options to purchase shares of Firstbank Common Stock will not recognize any gain or loss upon such conversion. However, holders of Lakeview Stock Options who convert their options into options to purchase shares of Firstbank Common Stock will recognize ordinary taxable income upon the exercise of such Firstbank stock options to the extent the fair market value of the Firstbank Common Stock received upon exercise of the such options exceeds the exercise price for such options. Holders of nonqualified Lakeview Stock Options who elect to receive shares of Firstbank Common Stock or who elect to receive cash in lieu of Firstbank Common Stock will recognize ordinary taxable income in an amount equal to the fair market value of the shares of Firstbank Common Stock and cash received.

     The foregoing discussion is based on currently existing provisions of the Code, existing and proposed treasury regulations thereunder, and current administrative rulings and court decisions. The opinion of counsel described above is not binding on the Internal Revenue Service and no rulings of the Internal Revenue Service will be sought or obtained in relation to the Merger. There can be no assurance that the Internal Revenue Service will agree with the tax consequences of the Merger described above. All of the foregoing discussion is subject to change and any such change could affect the continuing validity of such discussion.

     EACH SHAREHOLDER OF LAKEVIEW SHOULD CONSULT A PROFESSIONAL TAX ADVISER ON THE TAX CONSEQUENCES OF THE MERGER TO SUCH SHAREHOLDER. THE TAX AND OTHER MATTERS DESCRIBED IN THIS PROSPECTUS AND PROXY STATEMENT DO NOT CONSTITUTE LEGAL OR TAX ADVICE.

Interests of Certain Persons in the Merger

     The members of Lakeview's Board of Directors have certain interests in the Merger that are in addition to their interests as shareholders of Lakeview generally. In 1995 each director of Lakeview was granted options to purchase shares of Lakeview Common Stock. These options gave the directors as a group the right to purchase a total of 89,299 shares of Lakeview Common Stock at an exercise price of $13.17 per share. The shares of Lakeview Common Stock covered by these options equaled 13.6% of the outstanding shares of Lakeview Common Stock. Pursuant to the Merger, each Lakeview Stock Option held by a director of Lakeview will be converted into the right to receive shares of Firstbank Common stock as determined by the terms of the Plan of Merger (See "The Merger-- Lakeview Stock Options"). Since the options were granted, two directors exercised options and there are currently 73,822 shares of Lakeview Common Stock subject to these options. Under the terms of the Plan of Merger, the total value of the consideration to be paid by Firstbank increases as the Firstbank Market Price increases beyond certain price parameters. The value of the merger has been structured so that the common stockholders and option holders receive equivalent consideration, on a per share basis. Depending upon the Firstbank Market Price, the percentage of the total value of the consideration paid by Firstbank allocated to option holders increases and decreases as the Firstbank Market Price increases and decreases, respectively, because the strike price of the options is fixed.

     Pursuant to the Plan of Merger, the Bank of Lakeview will offer Mr. Schurtz an employment agreement that would be assumed by Firstbank if the Merger is consummated.

Lakeview Stock Options.

     As of the date of this Prospectus and Proxy Statement, there are options outstanding to purchase 113,518 shares of Lakeview Common Stock ("Lakeview Stock Options"), of which 73,822 shares are subject to nonstatutory stock options granted to directors of Lakeview.

     Each Lakeview Stock Option which is both outstanding and unexercised immediately prior to the Effective Time of the Merger and is held by a director of Lakeview will be converted into the right to receive that number of shares of Firstbank Common Stock equal to the Option Exchange Ratio multiplied by the number of shares of Lakeview Common Stock purchasable upon exercise of the Lakeview Stock Option, subject to the right of such director to make a cash election (See "The Merger -- The Cash Election.") Pursuant to the Plan of Merger, the "Option Exchange Ratio" is equal to the quotient of the Merger Value Per Share minus the exercise price per share for the particular Lakeview Stock Option divided by the Firstbank Market Price. Based upon the $41.50 last reported sale price per share of Firstbank Common Stock on June 12, 1997, the Option Exchange Ratio would be 0.2622. The actual Option Exchange Ratio will depend on the Firstbank Market Price at the time the Merger is consummated.

     Each Lakeview Stock Option which is outstanding immediately prior to the Effective Time of the Merger and is held by an employee of Lakeview or the Bank of Lakeview shall, at the election of the holder, either (i) become and be converted into the right to receive that number of shares of Firstbank Common Stock equal to the product of the Option Exchange Ratio multiplied by the number of shares of Lakeview Common Stock purchasable upon exercise of the Lakeview Stock Option, or (ii) be converted into nonqualified options to purchase shares of Firstbank Common Stock subject to the terms of Firstbank's stock option plan, in each case subject to the right of such employee to make a cash election (See "The Merger -- The Cash Election."). Those Lakeview Stock Options that are converted into options to purchase shares of Firstbank Common Stock shall be converted as follows: (i) the number of shares of Firstbank Common Stock purchasable upon exercise of such option to purchase Firstbank Common Stock shall be equal to the number of shares of Lakeview Common Stock that were purchasable under such Lakeview Stock Option multiplied by the Stock Exchange Ratio, and (ii) the per share exercise price under each such Lakeview Stock Option shall be adjusted by dividing such exercise price prior to the Effective Time of the Merger by the Stock Exchange Ratio.

Pro Forma Condensed Combined Financial Statements

     The following unaudited pro forma condensed balance sheet as of March 31, 1997 and the unaudited pro forma condensed consolidated statements of income for the three months ended March 31, 1997 and for the year ended December 31, 1996, give effect to the acquisition of Lakeview Financial Corporation based on the historical consolidated financial statements of Firstbank Corporation and Lakeview Financial Corporation and their subsidiaries under the assumptions and adjustments set forth below and in the accompanying notes to the pro forma financial statements.

     The acquisition of Lakeview Financial Corporation will be accounted for as a purchase transaction and, therefore, is included in the pro forma condensed balance sheet as of March 31, 1997, as if the transaction had become effective on such date. The acquisition of Lakeview Financial Corporation is also reflected in the pro forma consolidated statements of income for the three months ended March 31, 1997, and for the year ended December 31, 1996, as if the transaction had become effective at the beginning of the periods presented, giving effect to the pro forma adjustments described therein. The purchase accounting adjustments reflected in the pro forma financial statements are based on management estimates of the fair value of Lakeview Financial Corporation assets and liabilities. Final purchase adjustments may vary due to changes in estimated value resulting from changes in market interest rates, independent appraisals and other factors impacting Lakeview Financial Corporation's net assets prior to consummation of the acquisition.

     The pro forma financial statements have been prepared by the management of Firstbank Corporation and Lakeview Financial Corporation based upon their respective consolidated financial statements. These pro forma financial statements may not be indicative of the results that actually would have occurred if the acquisition of Lakeview Financial Corporation had been in effect on the dates indicated or which may be obtained in the future.

     The pro forma financial statements were prepared using an estimated Stock Exchange Ratio of 0.5788 shares of Firstbank Common Stock for each share of Lakeview Common Stock and an estimated Option Exchange Ratio of 0.2622. The estimated Stock Exchange Ratio and Option Exchange Ratio are subject to change before the Effective Time of the Merger. All pro forma share and per share information was calculated assuming the issuance of 369,285 shares of Firstbank Common Stock in the Merger based on an estimated Stock Exchange Ratio of 0.5788 and an estimated Option Exchange Ratio of 0.2622. These numbers have been rounded for convenience of presentation.



                     [THIS SPACE INTENTIONALLY LEFT BLANK]

                             FIRSTBANK CORPORATION
                            PRO FORMA BALANCE SHEET
                                MARCH 31, 1997
                                  (Unaudited)

                                                                 Lakeview
                                                   Firstbank     Financial     Pro Forma            Pro Forma
                                                  Corporation   Corporation   Adjustments           Combined
                                                  -----------   -----------   -----------           --------
ASSETS
Cash and due from banks                           $ 18,048,821  $ 3,055,717  $ (1,703,000)/(1)/   $ 19,401,538
Short term investments                               3,578,372                                       3,578,372
                                                  ------------  -----------  ------------         ------------
    Total cash and cash equivalents                 21,627,193    3,055,717    (1,703,000)          22,979,910

Securities available for sale                       63,888,831   13,545,884                         77,434,715
Loans, net                                         312,143,574   63,409,592                        375,553,166
Premises and equipment                               8,106,820    2,014,189     4,000,000/(2)/      14,121,009
Investment in subsidiary                                                       17,028,000/(1)/               0
                                                                              (17,028,000)/(2)/
Goodwill                                             2,523,725                  2,281,649/(2)/       6,845,374
                                                                                2,040,000/(3)/
Core deposit intangibles                             1,079,594                  2,000,000/(2)/       3,079,594
Other assets                                         6,944,970    2,030,938                          8,975,908
                                                  ------------  -----------  ------------         ------------
TOTAL ASSETS                                      $416,314,707  $84,056,320  $  8,618,649         $508,989,676
                                                  ============  ===========  ============         ============
LIABILITIES
Deposits                                          $364,231,961  $72,495,851                       $436,727,812
Securities sold under agreements to repurchase
  and overnight borrowings                          11,490,411    1,500,000                         12,990,411
Notes payable                                        2,226,465                                       2,226,465
Accrued interest other liabilities                   4,643,504    1,314,118     2,040,000/(3)/       7,997,622
                                                  ------------  -----------  ------------         ------------
    Total liabilities                              382,592,341   75,309,969     2,040,000          459,942,310

ESOP securities net of ESOP loan                                    238,896      (238,896)/(4)/              0
SHAREHOLDERS' EQUITY
Preferred stock
Common stock                                        24,403,638    2,162,751    15,325,000/(1)/      39,728,638
                                                                               (2,195,997)/(2)/
                                                                                   33,246/(4)/
Additional paid in capital                                          974,946    (1,180,596)/(2)/              0
                                                                                  205,650/(4)/
Retained earnings                                    9,165,228    5,273,192    (5,273,192)/(2)/      9,165,228
Unrealized gain (loss) on available for sale
  securities                                           153,500       96,566       (96,566)/(2)/        153,500
                                                  ------------  -----------  ------------         ------------
    Total shareholders' equity                      33,722,366    8,507,455     6,817,545           49,047,366
                                                  ------------  -----------  ------------         ------------
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY
                                                  $416,314,707  $84,056,320  $  8,618,649         $508,989,676
                                                  ============  ===========  ============         ============

                             FIRSTBANK CORPORATION
                          PRO FORMA INCOME STATEMENT
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997
                                  (Unaudited)


                                                          Lakeview
                                             Firstbank    Financial      Acquisition       Pro Forma
                                            Corporation  Corporation     Adjustments      Consolidated
                                            -----------  -----------     -----------      ------------
INTEREST INCOME
Interest and fees on loans                   $7,274,784   $1,505,965                       $8,780,749
Investment securities                           869,734      238,033                        1,107,767
Short term investments                           68,774        2,364       (26,000)/(5)/       45,138
                                             ----------   ----------     ---------         ----------
  Total interest income                       8,213,292    1,746,362       (26,000)         9,933,654

INTEREST EXPENSE
Deposits                                      3,482,290      761,211                        4,243,501
Notes payable and other                         140,426       11,830                          152,256
                                             ----------   ----------     ---------         ----------
  Total interest income                       3,622,716      773,041                        4,395,757
  Net interest income                         4,590,576      973,321       (26,000)         5,537,897
Provision for loan losses                       251,000       60,000                          311,000
                                             ----------   ----------     ---------         ----------
  Net interest income after provision
    for loan losses                           4,339,576      913,321       (26,000)         5,226,897
Noninterest income                              747,926      134,910                          882,836
Noninterest expense                           3,385,490      795,180        13,000/(6)/     4,300,670
                                                                            35,000/(7)/
                                                                            72,000/(8)/
                                             ----------   ----------     ---------         ----------
                                                                           121,000

Income before federal income taxes            1,702,012      253,051      (146,000)         1,809,063
                                                                            (8,840)/(9)/
Federal income taxes                            475,000       50,674       (16,000)/(10)/     500,834
                                             ----------   ----------     ---------         ----------

          NET INCOME                         $1,227,012   $  202,377     $(121,160)        $1,308,229
                                             ==========   ==========     =========         ==========
Per Share:
          NET INCOME                         $     0.75   $     0.29                       $     0.65
                                             ==========   ==========                       ==========

Average shares outstanding                    1,629,294      708,899                        1,998,579


                             FIRSTBANK CORPORATION
                    PRO FORMA CONSOLIDATED INCOME STATEMENT
                     FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (Unaudited)


                                                          Lakeview
                                             Firstbank    Financial     Acquisition        Pro Forma
                                            Corporation  Corporation    Adjustments       Consolidated
                                            -----------  -----------    -----------       ------------
INTEREST INCOME
Interest and fees on loans                  $27,446,750   $6,033,608                      $33,480,358
Investment securities                         3,393,995    1,139,365                        4,533,360
Short term investments                          175,064                   (102,000)/(5)/       73,064
                                            -----------   ----------     ---------        -----------
    Total interest income                    31,015,809    7,172,973      (102,000)        38,086,782

INTEREST EXPENSE
Deposits                                     12,581,008    2,970,068                       15,551,076
Notes payable and other                         699,718       71,107                          770,825
                                            -----------   ----------     ---------        -----------
    Total interest expense                   13,280,726    3,041,175                       16,321,901
    Net interest income                      17,735,083    4,131,798      (102,000)        21,764,881
Provision for loan losses                     1,838,000      180,000                        2,018,000
                                            -----------   ----------     ---------        -----------
    Net interest income after provision
      for loan losses                        15,897,083    3,951,798      (102,000)        19,746,881
Noninterest income                            3,297,356      583,535                        3,880,891
Noninterest expense                          12,790,051    3,333,463        50,000/(6)/    16,591,514
                                                                           130,000/(7)/
                                                                           288,000/(8)/
                                            -----------   ----------     ---------        -----------
                                                                           468,000

Income before federal income taxes            6,404,388    1,201,870      (570,000)         7,036,258
                                                                           (34,680)/(9)/
Federal income taxes                          1,761,000      317,897       (61,000)/(10)/   1,983,217
                                            -----------   ----------     ---------        -----------

NET INCOME                                  $ 4,643,388   $  883,973     $(474,320)       $ 5,053,041
                                            ===========   ==========     =========        ===========
Per Share:
NET INCOME                                        $2.86        $1.28                            $2.54
                                            ===========   ==========                      ===========

Average shares outstanding                    1,621,652      693,178                        1,990,937

                  NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying pro forma financial statements reflect the merger of Lakeview Financial Corporation into Firstbank Corporation, using the purchase method of accounting. The purchase price is based on a fixed exchange ratio to be established at the time of closing, using actual sale prices of Firstbank Corporation transactions prior to closing. The foregoing statements are prepared using the most likely range of Firstbank Corporation sale prices of $36.50 to $42.00. Using these assumptions, the value of the merger is estimated to be approximately $17,028,000. Shareholders of Lakeview Financial Corporation may elect to exchange their shares for shares of Firstbank Corporation stock or cash, as long as the total cash consideration does not exceed 35% of the merger value. Management of both Firstbank and Lakeview estimate that 10% of the total consideration will be in cash, with the remaining 90% in stock. Management of both Firstbank and Lakeview do not believe there will be a significant difference in the percentage of shareholders and the percentage of option holders who will select the cash option.

STOCK EXCHANGE
    Lakeview shares outstanding                 657,484
    Conversion ratio                              .5788
                                            -----------
            Firstbank stock equivalent          380,552
            Assumed market price                  41.50
            Total value                     $15,793,000
            90% Stock                                        $14,214,000
            10% Cash                                           1,579,000

OPTION EXCHANGE*
    Lakeview options outstanding                113,518
    Conversion ratio                              .2622
                                            -----------
            Firstbank stock equivalent           29,764
            Assumed market price                  41.50
            Total value                     $ 1,235,000
            90% Stock                                          1,111,000
            10% Cash                                             124,000
                                                             -----------
    Total estimated purchase price                           $17,028,000
                                                             ===========
Estimated ending Firstbank Common Stock:                       1,633,234
    Shares prior to merger at March 31, 1997                     369,285
                                                             -----------
    Shares issued pursuant to merger                           2,002,519
                                                             ===========


*Assumes that employee incentive stock options are exchanged for stock and/or cash rather than converted into nonqualified options to purchase Shares of Firstbank Common Stock. Should the employees choose to convert options into Firstbank Options, the impact on the pro forma financial statements would not be material.

Of the total excess of cost over shareholders' equity of approximately $8,282,000, fixed assets will be adjusted $4,000,000. Land and building values will each be increased $2,000,000 with the building depreciation recognized over 40 years. As the difference between estimated fair value and book value of Lakeview Financial Corporation's loans and deposits at March 31, 1997 is insignificant, no purchase accounting adjustments are made for these assets and liabilities. An additional $2,000,000 will be recognized as core deposit intangibles with the remainder of the excess classified as goodwill. Goodwill and core deposit intangibles will be amoritzed over 15 years.

(1) To record the purchase of Lakeview Financial Corporation assuming that 90% of the shares of Lakeview Common Stock and the Lakeview Stock Options are exchanged for Firstbank Common Stock and that cash elections will represent 10% of the aggregate consideration.

(2) To eliminate the investment in Lakeview Financial Corporation, Lakeview Financial Corporation shareholders' equity, record the revaluation of buildings and land, and record intangibles.

(3) To record deferred tax on revaluation of fixed assets and core deposit intangibles.

(4)  To eliminate ESOP securities net of ESOP loans.

(5) Reduction of short term investment income from cash paid in acquisition. $1,703,000 at 6%
     $102,000 lost income for the year
     $26,000 lost income for the quarter

(6)  Depreciation on market value adjustment of buildings.
     $2,000,000 divided by 40 = $50,000 annual expense
                                $13,000 quarterly expense

(7)  Core deposit amortization
     $2,000,000 divided by 15 = $130,000 per year
                                $35,000 per quarter

(8)  Goodwill amortization
     $4,322,000 divided by 15 = $288,000 per year
                                $72,000 per quarter

(9) Federal income tax benefit at 34% for reduction in short term investment income.
     34% of $102,000 = $34,680 per year
     34% of $26,000  = $8,840 per quarter

(10) Deferred tax debit for items excludable from federal income tax calculation:

                                                   Year     Quarter
     Core deposit amortization                   $130,000   $35,000
     Depreciation on market value adjustment       50,000    13,000
                                                 --------   -------
         Total                                   $180,000   $48,000
     Tax rate 34%--deferred tax                  $ 61,000   $16,000

     The preceding pro forma information estimates that 10% of the total consideration will be in cash, with the remaining 90% in stock. The actual amount of cash elected will be between zero and 35% of the value of the merger. If this assumption were changed up to 35% cash elected, the reduction in cash and due from banks would be $5,960,000, rather than the 10%, or $1,703,000, as shown in the pro forma balance sheet. Equity of $11,068,000 would be issued, or $4,257,000 less than if 10% cash is assumed. If no cash were elected, equity would be issued for the full value of the merger, or $17,028,000. Note 5 to the pro forma financial statements describes the reduction of short term investment income resulting from cash paid in the acquisition. If no cash were elected, this adjustment would not be required and net income would increase by $67,000 ($.03 per share) for the year or $17,000 ($.01 per share) for the quarter. If 35% cash were elected, the reduction of short term investment income would be $358,000 for the year and $89,000 for the quarter. The effect on net income would be $236,000 ($.12 per share) for the year or $59,000 ($.03 per share) for the quarter.

                FIRSTBANK CORPORATION AND LAKEVIEW CORPORATION
                            THE BUSINESS OF BANKING

Competition

     Firstbank and Lakeview are bank holding companies which, through their subsidiaries, are engaged in the business of commercial banking. The business of banking is highly competitive. In addition to competition from other commercial banks, banks face significant competition from saving and loan associations, credit unions, finance companies, insurance companies and investment and brokerage firms. The principal methods of competition for financial services are price (interest rates paid on deposits, interest rates charged on borrowings and fees charged for services) and service (convenience and quality of services rendered to customers).

Supervision and Regulation

     Banks and bank holding companies are extensively regulated. Firstbank and Lakeview are each chartered under state law and are supervised, examined and regulated by both the Financial Institutions Bureau of the Michigan Department of Consumer and Industry Services, Corporation Securities and Land Development Bureau, and the Federal Reserve Board. Deposits of the bank subsidiaries of Firstbank and Lakeview are insured by the FDIC to the extent provided by law.

     Federal and state laws which govern banks significantly limit their business activities in a number of respects. Prior approval of the Federal Reserve Board, and in some cases various other government agencies, is required for Firstbank or Lakeview to acquire control of any additional banks or other operating subsidiaries. The business activities of Firstbank and Lakeview and their bank subsidiaries, are limited to banking and other activities which are determined by the Federal Reserve Board to be closely related to banking.

     Firstbank and Lakeview are legal entities separate and distinct from their respective bank subsidiaries, respectively. There are legal limitations on the extent to which the bank subsidiaries can lend or otherwise supply funds to Firstbank and Lakeview, respectively. In addition, payment of dividends to Firstbank and Lakeview by the bank subsidiaries, respectively, is subject to various state and federal regulatory limitations.

     Under Federal Reserve Board policy, Firstbank and Lakeview are expected to act as a source of financial strength to the bank subsidiaries, respectively, and to commit resources to support them. Under federal law, the FDIC also has authority to impose special assessments on insured depository institutions to repay FDIC borrowings from the United States Treasury or other sources and to establish semiannual assessment rates on Bank Insurance Fund ("BIF") member banks to maintain the BIF at the designated reserve ratio required by law.

     Banks are subject to a number of federal and state laws and regulations which have a material impact on their business. These include, among others, state usury laws, state laws relating to fiduciaries, the Truth in Lending Act, the Truth in Savings Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Expedited Funds Availability Act, the Community Reinvestment Act, electronic funds transfer laws, redlining laws, antitrust laws, environmental laws and privacy laws. The instruments of monetary policy of authorities such as the Federal Reserve Board may influence the growth and distribution of bank loans, investments and deposits, and may also affect interest rates on loans and deposits. These policies may have a significant effect on the operating results of banks.

     Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("IBBEA"), adequately capitalized and managed bank holding companies are permitted to acquire existing out-of-state banks, whether or not the host state permits such acquisitions. In addition, adequately capitalized and managed bank holding companies are permitted to combine into a single bank their subsidiary banks located in more than one state thereby creating an interstate branch system, except in states which, prior to June 1, 1997, elected to "opt out" of interstate branching authority. Further, IBBEA provides that states may act affirmatively to permit de novo branching by banking institutions across state lines.

     Michigan did not opt out of IBBEA, and now permits both U.S. and non-U.S. banks to establish branch offices in Michigan. The Michigan Banking code permits, in appropriate circumstances and with the approval of the commissioner,
(i) acquisition of Michigan banks by FDIC-insured banks, savings banks, or savings and loan associations located in other states, (ii) sale by a Michigan bank of branches to an FDIC-insured bank, savings bank, or savings and loan association located in a state in which a Michigan bank could purchase branches of the purchasing entity, (iii) consolidation of Michigan banks and FDIC-insured banks, savings banks, or savings and loan associations located in other states having laws permitting such consolidation, (iv) establishment of branches in Michigan by FDIC-insured banks located in other states, the District of Columbia, or U.S. territories or protectorates having laws permitting a Michigan bank to establish a branch in such jurisdiction, and (v) establishment by foreign banks of branches located in Michigan.

     Risk-based capital and leverage standards apply to all banks under federal regulations. The risk-based capital ratio standards establish a systematic analytical framework that is intended to make regulatory capital requirements sensitive to differences in risk profiles among banking organizations, take off-balance sheet liability exposures into explicit account in assessing capital adequacy, and minimize disincentives to hold liquid, low-risk assets. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments into risk -weighting categories. Higher levels of capital are required for categories perceived as representing greater risk.

     Failure to meet minimum capital ratio standards could subject a bank to a variety of enforcement remedies available to the federal regulatory authorities, including restrictions on certain kinds of activities, restrictions on asset growth, limitations on the ability to pay dividends, the issuance of a directive to increase capital, and the termination of deposit insurance by the FDIC. Maintaining capital at "well capitalized" levels is one condition to the assessment of federal deposit insurance premiums at the lowest available rate.

Environmental Regulations

     The nature of the business of Firstbank's and Lakeview's subsidiaries is such that they hold title, on a temporary or permanent basis, to a number of parcels of real property. These include properties owned for branch offices and other business purposes as well as properties taken in or in lieu of foreclosure to satisfy loans in default. Under current state and federal laws, present and past owners of real property are exposed to liability for the cost of cleanup of contamination on or originating from those properties, even if they are wholly innocent of the actions that caused the contamination. These liabilities can be material and can exceed the value of the contaminated property.

                             FIRSTBANK CORPORATION

Business

     Firstbank is a Michigan corporation with its headquarters in Alma, Michigan. Firstbank is the parent company of Bank of Alma, Firstbank (Mount Pleasant), and 1st Bank (West Branch). At March 31, 1997, Firstbank had consolidated total assets of $416.5 million, its subsidiaries had aggregate deposits of $364.2 million and Firstbank had consolidated shareholders' equity of $33.7 million.

     Firstbank and its subsidiary banks are engaged in the business of commercial banking and other related activities. Each of Firstbank's subsidiary banks is a full service bank offering customary commercial banking services including commercial and retail loans, mortgage banking, business and personal checking accounts, savings and individual retirement accounts, time deposit instruments, automated transaction machine services, money transfer services and safe deposit facilities. Firstbank's principal markets for financial services are the Michigan communities in which its offices are located and the areas surrounding those communities. Bank of Alma primarily operates in Gratiot, Midland, Montcalm, and Saginaw Counties; Firstbank primarily operates in Isabella and Clare Counties; and 1st Bank primarily operates in Iosco, Oscoda, Ogemaw, and Roscommon Counties.

     Firstbank has authorized capital stock consisting of 10,000,000 shares of Firstbank Common Stock, of which 1,633,234 shares were issued and outstanding on March 31, 1997, and 300,000 shares of preferred stock, of which there are no issued and outstanding shares. As of March 31, 1997, there were approximately 960 record holders of Firstbank Common Stock. Firstbank Common Stock is traded on the National Association of Securities Dealers Over the Counter Bulletin Board market under the symbol FBMI. Firstbank is a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The deposits of Bank of Alma, Firstbank (Mount Pleasant) and 1st Bank are insured by the Federal Deposit Insurance Corporation ("FDIC"), subject to applicable limitations. Bank of Alma, Firstbank, and 1st Bank are chartered under state law and are supervised, examined and regulated by the Federal Deposit Insurance Corporation and the Financial Institutions Bureau of the Department of Consumer and Industry Services, Corporation, Securities and Land Development Bureau. None of Firstbank's subsidiary banks are members of the Federal Reserve System.

     Upon consummation of the Merger, approximately 2,002,519 shares of Firstbank Common Stock will be issued and outstanding. The estimated number of shares of Firstbank Common Stock to be outstanding after the Merger was determined for the purpose of illustration by reference to an estimated Stock Exchange Ratio for Lakeview Common Stock (0.5788), as applied to the 657,484 shares of Lakeview Common Stock outstanding, and an estimated Option Exchange Ratio for Lakeview Stock Options (0.2622) as applied to 113,518 shares issuable upon exercise of options to purchase Lakeview Common Stock as of March 31, 1997, and assuming that Lakeview shareholders will in the aggregate elect to receive cash equal to 10% of the aggregate consideration to be paid by Firstbank pursuant to the Merger. The actual number of shares outstanding will vary.

Properties

     The offices of Firstbank and the main office of the Bank of Alma are located at 311 Woodworth Avenue, Alma, Michigan 48801. Bank of Alma occupies approximately 24,000 square feet of this brick building. The remaining 900 square feet are rented as office space to an unrelated business. Bank of Alma owns this property, as well as a parcel of real estate adjacent to the main office which is presently being used as a parking lot. Bank of Alma also operates eight full-service branches, seven of which are located in facilities owned by the Bank of Alma. Firstbank (Mt. Pleasant) has a main office in Mt. Pleasant, Michigan, and operates five full-service branches in facilities owned by Firstbank (Mt. Pleasant). 1st Bank's main office is located in West Branch, Michigan, and 1st Bank operates seven full-service branches, six of which are located in facilities owned by 1st Bank. Management of Firstbank considers the properties and equipment of Firstbank and its subsidiaries to be well maintained, in good operating condition, and adequate for their operations.

Legal Proceedings

     Firstbank and its subsidiaries are parties, as plaintiff or as defendant, to routine litigation arising in the normal course of their business. In the opinion of management of Firstbank, the liabilities arising from these proceedings, if any, will not be material to Firstbank's financial condition.

Market for Common Stock and Dividends.

     Firstbank Common Stock was held by approximately 960 shareholders of record as of March 31, 1997. Total shareholders number approximately 1,200, including those whose shares are held in street name. Firstbank's shares are traded on the NASD Over the Counter Bulletin Board under the symbol FBMI and are traded by several brokers. The table below sets forth the range of bid prices for shares of Firstbank Common Stock for the periods indicated. The prices set forth in the table are obtained on a weekly basis from the NASD System. The over the counter market quotations reflect interdealer prices without retail mark up, mark down, or commission, and may not necessarily represent actual transactions. Share prices and cash dividends per share have been adjusted to reflect stock dividends.

                                                                   Dividends
                                                 High       Low    Per Share
                                                ------     ------  ---------
Year Ended December 31, 1995
     First Quarter..........................    $19.52     $18.59    .1361
     Second Quarter.........................     22.00      19.72    .1632
     Third Quarter..........................     22.45      22.00    .1632
     Fourth Quarter.........................     23.81      22.68    .1632

Year Ended December 31, 1996
     First quarter..........................    $26.19     $23.81    .1714
     Second quarter.........................     28.33      26.19    .2095
     Third quarter..........................     30.24      28.33    .2095
     Fourth quarter.........................     33.75      30.24    .2095

Year Ending December 31, 1997
     First quarter..........................    $36.75     $33.75    .2200
     Second quarter (through June 12, 1997).    $40.00     $36.75    .2600

     Holders of Firstbank Common Stock are entitled to receive dividends when, as and if declared by Firstbank's Board of Directors out of funds legally available for that purpose. The earnings of Firstbank, through dividends paid by its subsidiary banks, are the principal source of funds to pay cash dividends. Consequently, cash dividends are dependent upon the earnings, capital needs, regulatory constraints and other factors affecting Firstbank's subsidiary banks. Federal and state banking laws and regulations place certain restrictions on the amount of dividends and loans that a bank can pay to its parent company. These restrictions are not expected to prohibit Firstbank from continuing its dividend policy consistent with historical practice.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the Three Months Ended March 31, 1997

Financial Condition

     Total assets of Firstbank grew $12 million or 2.9% from December 31, 1996, to March 31, 1997. Two-thirds of this growth, over $7 million, has occurred in investment securities as Firstbank has invested excess cash. An increase in loans of $5 million represents the rest of this change.

     The $6 million growth in investment securities represents a 11% increase during the first three months of 1997. A branch acquisition in December 1996 resulted in Firstbank's receipt of unrestricted cash to cover assumed deposit liabilities. Two million dollars of this cash was invested in short term 60-90 day instruments to be available for projected loan demand. The remainder was placed in longer maturity instruments. In addition, Firstbank was the successful bidder for certain municipal deposits that were invested in some short term investments. All securities are classified as available for sale.

     Fixed rate loans have experienced the majority of the growth with commercial fixed rates loans showing the largest increase of over $3 million. Firstbank is presently experiencing comparatively low demand for variable rate loan products.

     The allowance for loan losses has increased $182,000 or 2.9% from December 31, 1996, to March 31, 1997. The allowance is 2.02% of outstanding loans at March 31, 1997, compared to 1.99% at December 31, 1996. Management continues to maintain the allowance for loan losses at a level considered appropriate to absorb losses in the portfolio. The allowance balance is established after considering past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, delinquencies, and other relevant factors.

     At March 31, 1997, accrued interest receivables exceeded December 31, 1996, levels by $500,000 or 22%. The majority of this increase is due to the growth in securities funded by the investment of excess cash resulting from the acquisition of branches.

     Average deposits have grown $33 million or over 10% during the first quarter of 1997. The average balances for December only included 15 days of deposits acquired through a Branch purchase. March averages include those deposits for the entire period. The interest accrual at this time includes a full cycle of interest on the acquired deposits. In addition, deposit costs have posted an 8 basis point increase during that same period. Deposits grew $5.6 million in the first quarter of 1997. Time deposits increased $10.5 million, with a portion of the funds generated from demand accounts in response to a certificate of deposit promotion. Firstbank has also been successful in bidding for municipal deposits.

     Securities sold under agreements to repurchase have increased over $4 million during the first three months of 1997. Several new repurchase accounts were established during the first quarter of 1997, with the majority of the funds transferred from deposit accounts.

     Total shareholders' equity reflects an increase of $634,000 or 1.8% during the first quarter of 1997. Increases in shareholders' equity as a result of net income of $1,227,000 and stock transactions of $175,000 were offset in part by dividends of $358,000 and a change in net unrealized loss on available for sale securities of $410,000. Book value per share at December 31, 1996, was $20.33 compared to $20.65 at March 31, 1997.

     The following table discloses compliance with current regulatory capital requirements on a consolidated basis:

                                                               Tier 1    Risk-based
                                                    Leverage   Capital     Capital
                                                    --------   -------   ----------
                                                          (Dollars in Thousands)
Capital balances at March 31, 1997                   $29,930   $29,930     $33,810
Required Regulatory Capital                           16,154    12,315      24,630
Capital in excess of regulatory minimums              13,776    17,615       9,180

Capital ratios at March 31, 1997                        7.41%     9.72%      10.98%
Regulatory capital ratios -- "well capitalized"
        definition                                      5.00%     6.00%      10.00%
Regulatory capital ratios -- minimum requirement        4.00%     4.00%       8.00%

Results of Operations

     Net income for the first quarter of 1997 was $1,227,000, a 16.4% increase over the $1,054,000 earned during the first three months of 1996. Net interest income of $4.6 million was up 11.8% from the same time period of 1996. A 13.9%, or $52 million, increase in average earning assets contributed to the strength of net interest income. Net income per share increased $.10 or 15.4% from $.65 for the first quarter of 1996 to $.75 for the first three months of 1997. The 1996 per share results are restated to reflect the 1996 5% stock dividend.

     The provision for loan losses was $251,000 for the first quarter of 1997. The three month provision is $46,000 or 15.5% less than the $297,000 provision for the first quarter of 1996. Upon analysis of the loan portfolio, management believes that the provision maintains the allowance for the loan losses at an appropriate level.

     Noninterest income posted a slight decrease of $28,000 or 3.6% in the first quarter of 1997 when compared to the same period in 1996. The primary cause of this reduction is a $36,000, or 23.4%, decrease in gain on sale of mortgage loans. Proceeds from the sales of loans held for sale decreased $1 million, or 9.4%, when comparing the first quarters of 1997 and 1996, while loans originated for sale decreased 44.9% or nearly $7 million for the same period.

     Total noninterest expense increased $232,000 or 7.4% during the first quarter of 1997 when compared to the same period in 1996. A significant portion of the increase is in the salary and employee benefit category. The annual salary increment, which was effective with the first pay period in January, is included in the 1997 numbers. In addition, salary expenses for the employees operating the two branches which were acquired in December 1996 are incorporated into the 1997 totals. Similarly, other noninterest expense for the first three months of 1997 exceeded that of the same period of 1996 by $137,000, or 14.5%, due to the extra costs associated with operating two additional facilities.

     The FDIC insurance component of noninterest expense declined $30,000 during the first quarter of 1997, resulting in a credit to expense of $8,000, when compared to the first quarter expense of $22,000 for 1996. Firstbank has a combination of Bank Insurance Fund (BIF) and Savings Association Insurance Fund
(SAIF) deposits. Firstbank received refunds from the fourth quarter 1996 SAIF assessment of $23,000 as well as a refund from the elimination of the fourth quarter minimum assessment of $500. Both of these refunds were the result of the Deposit Insurance Funds Act of 1996. In addition, the annual rates for both BIF and SAIF deposit premiums have been revised resulting in a reduction of quarterly premiums of approximately $7,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the Years ended December 31, 1996, 1995 and 1994

Results of Operations

     Net income for 1996 of $4,643,000 surpassed 1995's performance of $3,865,000 by 20%. Net interest income of $17.7 million was $2.1 million higher than the 1995 results due to a $42 million increase in average earning assets. As in 1995, Firstbank's strong results reflected the effect of continued strength in core banking activities as opposed to the effect of nonrecurring factors.

     Management of Firstbank believes that standard performance indicators help evaluate Firstbank's performance. Firstbank posted a return on average assets of 1.25%, 1.17%, and 1.20% in 1996, 1995, and 1994, respectively. Total average assets increased $43 million in 1996, $62 million in 1995, and $21 million in 1994. Firstbank's Bank of Alma subsidiary acquired two branches with deposits of $19 million in mid December 1996. Due to the time of the purchase, the acquisition had a minimal effect on the increase in average assets. Return on average equity was 15.15%, 14.02%, and 12.99% for 1996, 1995, and 1994. Net
income per share was $2.86, $2.40, and $2.02 for the same periods.

     Net Interest Income

     The core business of Firstbank is earning interest on loans and paying interest on deposits. In successfully managing this business, Firstbank has increased its net interest income by $2.1 million for 1996 for a 14% gain when compared to 1995. Net interest margin was 5.26% in 1996, 5.29% in 1995, and 5.47% in 1994. These wide margins are maintained through strong lending activity. Firstbank's loan to deposit ratio, using average balances, was 88% in 1996, as compared to 83% and 80% in 1995 and 1994. Loans grew $50 million during 1996 with all of the growth generated from the markets in which Firstbank operates.

     Interest rates on earning assets and interest bearing liabilities are both subject to market forces. However, Firstbank can generally exercise more control over deposit costs than earning rates on assets. Loan products carry either fixed rates of interest or rates tied to market indices determined independently. Firstbank sets its own rates on deposits, providing management with some flexibility in determining the timing and proportion of rate changes for the cost of its deposits.

Summary of Consolidated Net Interest Income

                                         Year Ended                      Year Ended                      Year Ended
                                     December 31, 1996               December 31, 1995               December 31, 1994
                                ----------------------------    ----------------------------    ----------------------------
                                Average              Average    Average              Average    Average              Average
                                Balance   Interest    Rate      Balance   Interest    Rate      Balance   Interest    Rate
                                -------   --------    ----      -------   --------    ----      -------   --------    ----
                                                                  (Dollars in Thousands)
Average Assets:
Interest earning assets:
  Securities available for
   sale
  Taxable Securities            $ 30,687    $ 1,922    6.27%    $ 30,702    $ 1,983    6.47%    $ 26,532    $ 1,360    5.10%
  Tax-exempt securities (1)       26,570      2,136    8.04       28,026      2,255    8.04       28,476      2,316    8.13
                                --------    -------    ----     --------    -------    ----     --------    -------    ----

   Total Securities               57,257      4,058    7.09       58,728      4,238    7.22       55,008      3,676    6.69
  Loans (1)(2)                   290,006     27,472    9.47      243,806     23,517    9.64      191,385     17,368    9.06
  Federal funds sold               3,032        161    5.31        6,028        359    5.93        4,449        226    5.06
  Interest-bearing deposits          205         14    6.86          235         16    6.72           31          3    8.37
                                --------    -------    ----     --------    -------    ----     --------    -------    ----
   Total earning assets          350,500     31,705    9.04%     308,797     28,130    9.11%     250,873     21,273    8.48%
Non-accrual loans                    141                             100                             186

Less allowance for loan loss      (5,436)                         (4,458)                         (3,657)
Cash and due from banks           13,744                          12,706                          10,926
Other non-earning assets          13,880                          12,934                           9,882
                                --------                        --------                        --------
        Total assets            $372,829                        $330,079                        $268,210
                                ========                        ========                        ========

Average Liabilities:
Interest-bearing deposits:
  Demand                        $ 71,710      2,476    3.45%    $ 61,201      2,047    3.35     $ 55,152      1,494    2.71
  Savings                         58,282      1,643    2.82       54,879      1,533    2.80       50,447      1,407    2.79
  Time                           151,622      8,463    5.58      135,926      7,672    5.64       96,549      4,415    4.57

Federal funds purchased
 and repurchase agreements        13,279        650    4.90       10,401        550    5.29        5,828        239    4.11
 Notes payable                       866         49    5.70
                                --------    -------    ----     --------    -------    ----     --------    -------    ----
        Total interest-bearing
         liabilities             295,759     13,281    4.47%     262,407     11,802    4.50%     207,976      7,555    3.63%
Demand deposits                   42,521                          36,686                          32,398
                                 -------                        --------                        --------
        Total funds              338,280                         299,093                         240,374
Other liabilities                  3,909                           3,417                           3,049
                                --------                        --------                        --------
        Total liabilities        342,189                         302,510                         243,423

Average Shareholders'
 Equity                           30,640                          27,569                          24,787
                                --------                        --------                        --------
        Total liabilities and
          shareholders' equity  $372,829                        $330,079                        $268,210
                                ========                        ========                        ========

Net interest income (1)                     $18,414                         $16,328                         $13,718
                                            =======                         =======                         =======
Rate spread (1)                                        4.57%                               4.61%                       4.85%
                                                       ====                                ====                        ====
Net interest margin
(percent of average
earning assets) (1)                                    5.26%                                5.29%                      5.47%
                                                       ====                                 ====                       ====

(1) Presented on a fully taxable equivalent basis using a federal income tax rate of 34%.
(2)  Including loan fees of $1,327,000, $1,060,300, and $897,700, respectively.
     Interest on Non-accrual loans is not included.

     The preceding table presents a comparison of average balances, average rates, rate spread and net interest margin on average assets for 1996, 1995, and 1994. The average earning rate on total earning assets was 9.04% in 1996, 9.11% in 1995, and 8.48% in 1994. The prime rate increased 175 basis points in 1994. It began and ended 1995 at the same point after rising early in the year and then receding later in the year to the beginning level. There was a modest drop in the prime rate early in 1996, but no changes since that time. Firstbank's earning assets are primarily term instruments which do not reprice until maturity or refinancing occurs. The decrease in the 1996 average earning rate is primarily the result of prime rate decreases from 1995 to 1996. As assets repriced in 1996, they repriced at rates lower than their prior rates due to the prime rate decrease. The average rate paid on interest bearing liabilities was 4.47% in 1996, 4.50% in 1995, and 3.63% in 1994. There was also a slight decrease in deposit rates paid. Management does not expect the opportunity to reduce deposit costs significantly in the near future. Competition for deposit dollars has strengthened in the recent past, but Firstbank has managed a growth in average deposits of $34 million when compared to the end of 1995.

     The 1996 rate spread of 4.57% remained relatively flat with a decrease of 4 basis points from the 1995 level. In 1995, the rate spread of 4.61% was a 24 basis point drop from the 1994 level of 4.85%. Tax equivalent net interest income increased $2 million from 1995 to 1996 as total average earning assets rose $42 million from 1995. Net interest margins posted a small decline to 5.26% in 1996 from 5.29% in 1995. The decrease in both the rate spread and net interest margin is the result of average earning rates on assets decreasing more than the average cost of interest bearing liabilities. Total average earning assets were 94% of total average assets in 1996 as compared to 93% in 1995.

     Provision for Loan Losses

     The provision for loan losses was $1.8 million in 1996 compared to $1.1 million in 1995 and $1.0 million in 1994. The growth in the provision increased the allowance for loan losses as a percent of total loans to 1.99% at December 31, 1996, compared to 1.84% at both December 31, 1995 and 1994. At September 30, 1996, the most recent quarter end for which this data is available, the ratio of loan loss reserves to total loans was 1.96% for commercial banks. Firstbank's net charge offs were $467,000 in 1996 as compared to $309,000 and $154,000 for 1995 and 1994. As a percentage of average loans, net charge offs were .16%,
 .13%, and .08% in 1996, 1995, and 1994. Nonperforming assets were .34% of total loans at December 31, 1996, compared to .23% and .31% at December 31, 1995 and 1994. As a percentage of total assets, nonperforming assets were .25% at December 31, 1996, compared to .80% as an average of all FDIC insured commercial banks for the period ended September 30, 1996. Management actively monitors the adequacy of the allowance for loan losses and maintains the allowance at a level intended to provide for losses inherent in the portfolio.

     Noninterest Income

     Noninterest income rose $826,000, or 33%, in 1996 after declining $76,000, or 3%, from 1994 to 1995. With the exception of a $12,000 decrease in gain on sale of securities, all other categories of noninterest income increased in 1996 when compared to 1995.

     The gain on sale of mortgages more than doubled in 1996, for an increase of $319,000 when compared to 1995 which had declined by $95,000 from the 1994 results. In early 1996, mortgage interest rates declined to a point which was lower than many outstanding mortgages at that time. With such a rate environment, refinancing activity increased and activity in the housing market was stimulated. Management believes that, while another interest rate reduction would prompt additional activity, rates are unlikely to fall in the near future to a level that would produce the refinancing volume experienced in early 1996.

     Mortgage banking activity has become an increasingly more significant portion of Firstbank's business. The mortgage loans serviced for others grew to $147 million by the end of 1996 for a $19 million or 14.8% increase. In 1995, this same portfolio experienced growth of $18 million for a 16.2% gain. Beginning in January 1996, Firstbank implemented Financial Accounting Standards Board Statement SFAS 122, Accounting for Mortgage Servicing Rights. The effect of implementing SFAS 122 was not considered material. A more complete discussion of SFAS 122 may be found in Note D of the Firstbank consolidated financial statements.

     Other noninterest income increased $388,000 or 60.1% in 1996 after increasing $233,000 or 56.7% in 1995. Sales of collateral from previously charged off loans of approximately $100,000 augmented the improvement, along with an increase in the nonbank subsidiaries' operating income of $60,000, and an enhancement of check printing fees of $47,000. The net gains on disposition of fixed assets in 1996 were $67,000 greater than the net losses in 1995.

     Noninterest Expense

     Noninterest expense grew $978,000 or 8.3% in 1996 compared to a $1,484,000 or 14.4% increase in 1995. Salary and benefit expenses account for the majority of the net increase in noninterest expense. The results from 1996 include the operation of one additional branch for an entire year as compared to six months in 1995, and the additional expenses incurred by adding two branches late in 1996. Total full time equivalent employees at December 31, 1996, were 227 as compared to 202 at December 31, 1995. The personnel costs for the growth in full time equivalent employees and normal increments explain the increase in this area.

     Occupancy costs increased $376,000 or 24.9% in 1996 compared to a decline of $85,000 in 1995. Firstbank upgraded its data processing system in late 1995, and therefore recognized only two months of mainframe hardware and software depreciation in 1995. An entire year's depreciation is included in 1996 as well as costs associated with the expansion of several local area networks and the implementation of a wide area network.

     Legislation in 1996 has had an impact on deposit insurance costs. Firstbank has a combination of Bank Insurance Fund (BIF) and Savings Association Insurance Fund (SAIF) deposits. At December 31, 1996, approximately 10% of the total deposits were SAIF insured. While BIF continues to be well capitalized, the deposit insurance paid into that fund in 1996 is negligible. Essentially all of the deposit insurance costs in 1996 were paid into SAIF. For 1996, the insurance rates paid on SAIF deposits were $.230 per $100 of insured deposit. In addition, a one-time charge of $.657 for each $100 of adjusted SAIF deposits was levied in 1996. The total expense attributable to the levy was $136,000. Published insurance rates for 1997 lead management to expect that the total deposit insurance costs for 1997 should be decreased by approximately $25,000.

     Other noninterest expense decreased 3.6% or $139,000 from 1995 to 1996 after increasing $1,051,000 in 1995. The majority of this decrease, $121,000, was the result of a reduction in the lower of cost or market adjustment on loans held for sale. The reduction in the Michigan intangibles tax accounted for an additional $27,000 decrease in this item. Management closely monitors these expenses as part of the ongoing cost control effort.

     Federal Income Tax Expense

     Firstbank's effective tax rate was 27%, 25%, and 23% for 1996, 1995, and 1994. The principal difference between those percentages and the corporate tax rate of 34% is Firstbank's investment in securities and loans which provide income exempt from federal income tax.

Financial Condition

     Total assets of Firstbank set a new high at December 31, 1996, of $405 million surpassing December 31, 1995, results by $52 million, or 15%. Loan growth during the same period was $50 million to reach $315 million, an increase of 19%. In addition, mortgage loans serviced for others increased $19 million, or 15%, to $147 million at December 31, 1996.

     The following table discloses the change in loan balances during 1996:

                                           (Dollars in thousands)

                                 1996         1995       Change      % Change
                               --------     --------     -------     --------
     Commercial                $122,933     $115,779     $ 7,154         6.2%
     Real Estate Mortgage       122,606       90,753      31,853        35.1%
     Consumer                    69,081       58,315      10,766        18.5%
                               --------     --------     -------        ----
            Total              $314,620     $264,847     $49,773        18.8%

     Mortgages Serviced        $147,362     $128,418     $18,944        14.8%

Although loan demand is expected to be strong during the next twelve months, the rate of growth is expected to diminish from 1996 results. Strategic branch acquisitions have contributed to the loan growth. The loan growth has been funded by an increase in deposits and a decrease in investment securities.

     Pursuant to the FASB Special Report, A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities, the entire portfolio of held to maturity securities was transferred to the available for sale classification on December 12, 1995. Firstbank believes that the reclassification of all securities as available for sale will provide management with greater flexibility in managing its assets and liabilities. Firstbank has used the proceeds from the maturities of investment securities to fund loan growth. During 1996, Firstbank did not sell securities prior to maturity to fund loan growth.

     Premises and equipment increased $1,213,000 after depreciation expense of $750,000. Firstbank acquired two branch facilities during 1996 in addition to upgrading several local area networks and installing a wide area network.

     Deposit growth of $52 million was primarily used to fund the increased loan demand. Included in this growth are $19 million in deposits which were part of the branch acquisitions.

     Securities sold under agreements to repurchase and overnight borrowings have decreased $5 million from December 31, 1995. Approximately half of this decrease is from a reduction in overnight borrowings, with the remainder from a drop in securities sold under agreements to repurchase. The average 1996 balance in securities sold under agreements to repurchase is $1.6 million higher than the 1995 average balance.

     Notes payable have increased by $2 million. Firstbank borrowed funds from the Federal Home Loan Bank primarily to fund loan demand. For a more complete discussion, see Note 1 to the Firstbank consolidated financial statements.

     Asset Quality

     Management of Firstbank continues to follow a conservative course in the recognition of problem loans. In most cases, when a loan reaches 90 days past due, all income earned but not collected is deducted from current income. Loans are carried at an amount which management believes will be collected. A balance considered not collectible is charged against (reduction to) the allowance for loan losses. In 1996, net charge offs were $467,000 compared to $309,000 in 1995. Net charged off loans as a percentage of average loans were .16% and .13% in 1996 and 1995. For comparative purposes, at December 31, 1995, the most recent year for which data has been compiled, the net charged off loans as a percentage of loans were .20% for other institutions of Firstbank's size.

     Nonperforming loans are defined as nonaccrual loans, loans 90 days or more past due, and any loans where the terms have been renegotiated. Total nonperforming loans were $1,057,000 and $615,000 at December 31, 1996 and 1995. The average investment in impaired loans was $368,000 at December 31, 1996, compared to $304,000 at the same time in 1995. See Note E to the Firstbank consolidated financial statements for more information on impaired loans. Total nonaccrual loans were $218,000 at December 31, 1996, compared to $47,000 at the end of 1995.

     The allowance for loan losses increased $1,371,000 or 28% during 1996. The allowance for loan losses represented 1.99% of outstanding loans at the end of 1996 as compared to 1.84% at December 31, 1995. The average of allowance for loan losses to outstanding loans for FDIC insured institutions was 1.96% at September 30, 1996, the most recent date for which this information is available. Management maintains the allowance at a level which they believe adequately provides for losses inherent in the loan portfolio. Such losses are estimated by a variety of factors, including specific examination of certain borrowing relationships and consideration of historical losses incurred on certain types of credits. Management focuses on early identification of problem credits through ongoing review by management, loan personnel and an outside loan review contractor.

Liquidity and Interest Rate Sensitivity

     Asset liability management aids Firstbank in achieving reasonable and predictable earnings and liquidity while maintaining a balance between interest earning assets and interest bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of Firstbank's customers. These customers may be either borrowers needing to meet their credit needs or depositors wanting to withdraw funds. Management of interest rate sensitivity attempts to avoid widely varying net interest margins and to achieve consistent net interest income through periods of changing interest rates. The net interest margin was 5.26% in 1996 compared to 5.29% in 1995. Loan yields were 9.47% in 1996 and 9.64% in 1995 as deposit costs remained nearly steady at 3.88% and 3.89%. As loan yields have deceased 17 basis points while deposit costs have only decreased 1 basis point, the challenge of effective asset liability management becomes evident. An increase in deposit rates affects most rates paid immediately, and therefore, has an immediate negative impact on net interest margin. With the exception of variable rate loans, an increase in loan rates does not affect the yield until a new loan is made. The prime rate was stable for the majority of 1996 after decreasing early in the year, which puts downward pressure on loan yields without an equivalent opportunity to reduce rates paid on interest bearing liabilities.

     The principal sources of liquidity for Firstbank are maturing securities, federal funds sold, loan payments by borrowers, investment securities, loans held for sale and deposit or deposit equivalent growth. Securities maturing within one year at December 31, 1996, are $11 million compared to $15 million at December 31, 1995.

     The following table shows the interest sensitivity gaps for five different intervals as of December 31, 1996:

                                              Maturity or repricing frequency
                                              -------------------------------
                                                   (Dollars in millions)
                                                2 days     4 mos.    14 mos.
                                                through   through    through
                                       1 day    3 mos.    12 mos.    5 years  5+ yrs.
                                       ------   -------   --------   -------  -------
Interest earning assets:
Loans                                  $ 78.8    $ 25.5    $  45.5    $139.3   $25.5
Investment securities                     1.2       4.1        5.7      34.1    11.5
Other earning assets                      1.7       0.1        0.0       0.0     0.0
                                       ------    ------    -------    ------   -----
Total                                    81.7      29.7       51.2     173.4    37.0
Interest bearing liabilities:
Deposits                                147.3      43.0       80.1      40.3     0.2
Other interest-bearing liabilities        0.9       7.8        0.1       0.1     0.2
                                       ------    ------    -------    ------   -----
          Total                         148.2      50.8       80.2      40.4     0.4
                                       ------    ------    -------    ------   -----
Interest sensitivity gap               $(66.5)   $(21.1)   $ (29.0)   $133.0   $36.6
                                       ======    ======    =======    ======   =====
Cumulative gap                         $(66.5)   $(87.6)   $(116.6)   $ 16.4   $53.0
                                       ======    ======    =======    ======   =====

     For the one day interval, maturities of interest bearing liabilities exceed those of interest earning assets by $66.5 million. Included in the one day maturity classification are $146 million of savings and checking accounts which are contractually available to Firstbank's customers immediately, but in fact function as a core deposit with a considerably longer maturity. The pattern of interest sensitive liability maturities exceeding interest sensitive assets continues through the one year time frame resulting in a cumulative excess of $117 million through 12 months. For the time period of over one year to five years and over five years, the trend reverses so that for the period over five years, interest sensitive assets exceed interest sensitive liabilities by $53 million.

     Interest rate sensitivity varies with different types of interest earning assets and interest bearing liabilities. Overnight investments, on which rates change daily, and loans tied to the prime rate, differ considerably from long term investment securities and fixed rate loans. Time deposits over $100,000 and money market accounts are more interest sensitive than regular saving accounts. Comparison of the repricing intervals of interest earning assets to interest bearing liabilities is a measure of the interest sensitivity gap. Balancing this gap is a continual challenge in a changing rate environment. Firstbank uses a sophisticated computer program to perform analysis of interest rate risk, assist with its asset liability management, and model and measure interest rate sensitivity.

Capital Resources

     Firstbank obtains funds for its operating expenses and dividends to shareholders through dividends from its subsidiary banks. In general, the subsidiary banks pay only those amounts required to meet holding company cash requirements. No excess liquidity is accumulated at the holding company, rather capital is maintained at the subsidiary banks to support growth.

     Bank regulators have established risk based capital guidelines for banks and bank holding companies. Minimum capital levels are established under these guidelines. Each asset category is assigned a perceived risk weighting. Off balance sheet items such as loan commitments and standby letters of credit also require capital allocations.

     As of December 31, 1996, Firstbank's total capital to risk weighted assets of 10.79% exceeded the minimum requirement for capital adequacy purposes of 8% by 2.79% or $8.4 million. Tier 1 capital to risk weighted assets of 9.53% exceeded the minimum of 4% by 5.53% or $16.6 million, and Tier 1 capital to average assets of 7.79% exceeded the minimum 4% by 3.79% or $13.9 million. For a more complete discussion of capital requirements, refer to Note P to the Firstbank consolidated financial statements.

     The Federal Deposit Insurance Corporation insures specified customer deposits and assesses premium rates based on defined criteria. Insurance assessment rates may vary from bank to bank based on the factors that measure the perceived risk of a financial institution. One condition for maintaining the lowest risk assessment and therefore the lowest insurance rate is the maintenance of capital at the "well capitalized" level. The capital levels of each of Firstbank's affiliate banks exceed the regulatory criteria for a "well capitalized" financial institution, and therefore is paying the lowest assessment rate assigned by FDIC.

     A certain level of capital growth is desirable to maintain a good ratio of equity to total assets. The compound annual growth rate for total average assets for the past five years was 11.8%. The compound annual growth rate for average equity over the same period was 16.5%. The compound annual growth rate for equity includes the proceeds of a $5.5 million common stock offering in 1993.

     Management has determined one way of maintaining capital adequacy is to maintain a reasonable rate of internal capital growth. The percentage return on average equity times the percentage of earnings retained after dividends equals the internal growth percentage. The following table illustrates this relationship:

                                             1996     1995     1994
                                            ------    -----    -----
     Return on Equity                       15.15%    14.0%    13.0%
              multiplied by
     Percentage of Earnings Retained        72.06%    73.8%    73.9%
              equals
     Internal Capital Growth                 10.9%    10.3%     9.6%

     The increases in the rate of internal capital growth in 1996 and 1995 are indications of effective deployment of capital additions from the 1993 stock offering. As return on equity has increased through the last three years, the internal capital growth rate has also risen. To maintain sufficient capital, management has determined that the rate of internal capital growth should average at least 5%. To achieve the goal of acceptable internal capital growth, management will continue its efforts to increase Firstbank's return on average equity while maintaining a reasonable cash dividend.

     As an additional enhancement to capital growth, Firstbank offers a dividend reinvestment program. The Firstbank Corporation Dividend Reinvestment Plan was first offered in 1988. At December 31, 1988,123 owners of 90,641 shares participated in the plan. By the end of 1996, 527 owners holding 368,464 shares were participating in the Plan.

     Firstbank is not aware of any recommendations by regulatory authorities at December 31, 1996, which are likely to have a material effect on Firstbank Corporation's liquidity, capital resources or operations.



                     [This Space Intentionally Left Blank]

Audited Consolidated Financial Statements



                             FIRSTBANK CORPORATION
                             FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                        REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Firstbank Corporation
Alma, Michigan


We have audited the consolidated balance sheets of Firstbank Corporation as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Firstbank Corporation at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                                   Crowe, Chizek and Company LLP
Grand Rapids, Michigan
January 24, 1997


FIRSTBANK CORPORATION
CONSOLIDATED BALANCE SHEETS                                                                              December 31
                                                                                                         -----------
                                                                                                     1996             1995
                                                                                                     ----             ----
ASSETS
Cash and due from banks                                                                           $ 19,430,993    $ 15,526,265
Short term investments                                                                               1,797,479       1,222,475
                                                                                                  ------------    ------------
                                          Total cash and cash equivalents                           21,228,472      16,748,740
Securities available for sale                                                                       56,572,495      61,820,558
Loans:
Loans held for sale                                                                                  6,755,863       2,606,213
Portfolio loans
      Commercial                                                                                   122,933,722     115,779,085
      Real estate mortgage                                                                         115,849,643      88,146,830
      Consumer                                                                                      69,080,989      58,315,109
                                                                                                  ------------    ------------
                                                              Total loans                          314,620,217     264,847,237
   Less allowance for loan losses                                                                   (6,247,000)     (4,876,000)
                                                                                                  ------------    ------------
                                                                Net loans                          308,373,217     259,971,237
   Premises and equipment, net                                                                       8,218,954       7,006,008
   Acquisition intangibles                                                                           3,847,832       2,361,675
   Accrued interest receivable                                                                       2,236,870       2,259,443
   Other assets                                                                                      4,093,102       2,775,164
                                                                                                  ------------    ------------
                                                             TOTAL ASSETS                         $404,570,942    $352,942,825
                                                                                                  ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposits:
    Noninterest bearing demand accounts                                                           $ 47,752,360    $ 39,030,563
    Interest bearing accounts:
       Demand                                                                                       86,768,530      64,288,096
       Savings                                                                                      59,391,775      54,343,238
       Time                                                                                        164,756,724     149,344,719
                                                                                                  ------------   -------------
                                                           Total deposits                          358,669,389     307,006,616

Securities sold under agreements to
    repurchase and overnight borrowings                                                              6,832,592      11,842,279
Notes payable                                                                                        2,239,039
Accrued interest and other liabilities                                                               3,741,861       4,241,277
                                                                                                  ------------   -------------
                                                        Total liabilities                          371,482,881     323,090,172

SHAREHOLDERS' EQUITY
Preferred stock; no par value,
    300,000 shares authorized, none issued
Common stock;
    2,500,000 shares authorized; 1,627,843 and 1,619,410
    shares issued and outstanding in 1996 and 1995 respectively                                     24,228,132      21,355,293
Retained earnings                                                                                    8,296,590       7,583,783
Net unrealized appreciation on securities available for sale,
   net of income tax of $290,000 in 1996, and $471,000 in 1995                                         563,339         913,577
                                                                                                  ------------   -------------
                                               Total shareholders' equity                           33,088,061      29,852,653
                                                                                                  ------------   -------------
                                                    TOTAL LIABILITIES AND
                                                     SHAREHOLDERS' EQUITY                         $404,570,942    $352,942,825
                                                                                                  ============   =============

See notes to consolidated financial statements.

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF INCOME


                                                                                              Year Ended December 31
                                                                                              ----------------------
                                                                                     1996              1995            1994
                                                                                     ----              ----            ----
Interest income:
 Loans, including fees                                                           $ 27,446,750      $ 23,482,159    $ 17,330,498
 Securities:
 Available for sale - Taxable                                                       1,922,393         1,539,531         752,896
 Available for sale - Exempt from federal income tax                                1,471,602           175,924          52,140
 Held to maturity - Taxable                                                                             443,346         606,992
 Held to maturity - Exempt from federal income tax                                                    1,378,401       1,524,905
Short term investments                                                                175,064           375,083         228,510
                                                                                 ------------      ------------    ------------
                                        Total interest income                      31,015,809        27,394,444      20,495,941
Interest expense:
 Deposits                                                                          12,581,008        11,252,294       7,315,617
 Notes payable and other                                                              699,718           549,629         239,786
                                                                                 ------------      ------------    ------------
                                       Total interest expense                      13,280,726        11,801,923       7,555,403
                                                                                 ------------      ------------    ------------
                                          Net interest income                      17,735,083        15,592,521      12,940,538
Provision for loan losses                                                           1,838,000         1,085,000       1,000,060
                                                                                 ------------      ------------    ------------
                                    Net interest income after
                                    provision for loan losses                      15,897,083        14,507,521      11,940,478
Noninterest income:
 Service charges on deposit accounts                                                1,009,895           946,172         783,207
 Gain on sale of mortgage loans                                                       620,990           302,382         397,079
 Mortgage servicing                                                                   386,494           329,188         292,311
 Trust fees                                                                           234,951           224,207         182,608
 Gain on sale of securities                                                            11,773            24,072          38,817
 Gain on termination of pension plan                                                                                    441,450
 Other                                                                              1,033,253           645,469         411,985
                                                                                 ------------      ------------    ------------
                                     Total noninterest income                       3,297,356         2,471,490       2,547,457
Noninterest expense:
 Salaries and employee benefits                                                     6,613,365         5,834,699       5,202,642
 Occupancy                                                                          1,883,193         1,507,268       1,592,267
 FDIC Insurance premium                                                               226,554           327,704         466,550
 Michigan Single Business tax                                                         355,800           293,200         268,300
 Other                                                                              3,711,139         3,849,661       2,798,280
                                                                                 ------------      ------------    ------------
                                    Total noninterest expense                      12,790,051        11,812,532      10,328,039
                                                                                 ------------      ------------    ------------
                           Income before federal income taxes                       6,404,388         5,166,479       4,159,896
Federal income taxes                                                                1,761,000         1,301,000         939,000
                                                                                 ------------      ------------    ------------
                                                   NET INCOME                    $  4,643,388      $  3,865,479    $  3,220,896
                                                                                 ============      ============    ============
Earnings per common and common equivalent share                                         $2.86             $2.40           $2.02
                                                                                        =====             =====           =====

 See notes to consolidated financial statements.

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                       Net Unrealized
                                                                                        Appreciation
                                                                                       (Depreciation)
                                                                                        on Securities   Unallocated
                                                          Common        Retained          Available        ESOP
                                                          Stock         Earnings          For Sale        Shares           Total
                                                          -----         --------          --------        ------           -----
Balances at January 1, 1994                            $18,089,191   $  5,638,811        $   78,194     $(308,817)      $23,497,379
Net income for 1994                                                     3,220,896                                         3,220,896
Cash dividends--$.51 per share                                           (840,233)                                         (840,233)
5% stock dividend--76,760
  shares                                                 1,462,104     (1,469,310)                                           (7,206)
Issuance of 30 shares of
  common stock through
  exercise  of stock options                                   518                                                              518
Allocation of 15,285 shares
  to ESOP participant accounts                                                                            150,000           150,000
Forfeiture of restricted stock                             (10,875)                                                         (10,875)
Net change in unrealized appreciation
  (depreciation) on securities
  available for sale, net of
  tax of $215,336                                                                          (414,466)                       (414,466)
                                                       -----------    -----------        ----------     ---------       -----------
                 BALANCES AT
           DECEMBER 31, 1994                            19,540,938      6,550,164          (336,272)     (158,817)       25,596,013

Net income for 1995                                                     3,865,479                                         3,865,479
Cash dividends--$.63 per share                                         (1,013,748)                                       (1,013,748)
5% stock dividend--76,769
  shares                                                 1,809,547     (1,818,112)                                           (8,565)
Issuance of 66 shares of
  common stock through
  exercise of stock options                                  1,289                                                            1,289
Issuance of 152 shares of common
  stock                                                      3,519                                                            3,519
Allocation of 16,185 shares
  to ESOP participant accounts                                                                            158,817           158,817
Net change in unrealized appreciation
  (depreciation) on securities available
  for sale, net of tax of ($643,863)                                                      1,249,849                       1,249,849
                                                       -----------    -----------        ----------     ---------       -----------
                 BALANCES AT
           DECEMBER 31, 1995                            21,355,293      7,583,783           913,577             0        29,852,653

Net income for 1996                                                     4,643,388                                         4,643,388
Cash dividends--$.80 per share                                         (1,297,400)                                       (1,297,400)
5% stock dividend--77,060 shares                         2,620,039     (2,633,181)                                          (13,142)
Issuance of 2,128 shares of
  common stock through
  exercise of stock options                                 46,947                                                           46,947
Issuance of 4,870 shares of common
  stock through the dividend
  reinvestment plan                                        144,063                                                          144,063
Issuance of 1,831 shares of common
  stock from supplemental shareholder
  investments                                               61,790                                                           61,790
Net change in unrealized appreciation
  (depreciation) on securities available
  for sale, net of tax of $180,426                                                         (350,238)                       (350,238)
                                                       -----------    -----------        ----------     ---------       -----------
                 BALANCES AT
           DECEMBER 31, 1996                           $24,228,132    $ 8,296,590        $  563,339     $       0       $33,088,061
                                                       ===========    ===========        ==========     =========       ===========

See notes to consolidated financial statements.

FIRSTBANK CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  Year Ended December 31
                                                                                                  ----------------------
                                                                                            1996           1995             1994
                                                                                            ----           ----             ----
OPERATING ACTIVITIES
  Net income                                                                           $  4,643,388   $  3,865,479     $  3,220,896
  Adjustments to reconcile net income to net cash provided by operating activities:
    Provision for loan losses                                                             1,838,000      1,085,000        1,000,060
    Depreciation of premises and equipment                                                  749,790        436,564          710,927
    Provision for recovery on certain other real estate                                                                      (1,896)
    Net amortization of security premiums/discounts                                         343,131        287,659          606,215
    Gain on sale of securities                                                              (11,773)       (24,072)         (38,817)
    Allocation of common stock to ESOP participants                                                        158,817          150,000
    Amortization of acquisition intangibles                                                 271,449        232,348          188,135
    Gain on sale of mortgage loans                                                         (620,990)      (302,382)        (397,079)
    Proceeds from sales of mortgage loans                                                46,388,544     34,262,839       35,151,078
    Loans originated for sale                                                           (49,917,204)   (33,574,477)     (38,648,315)
    Unrealized loss on loans held for sale                                                                                  160,000
    Deferred federal income tax benefit                                                    (661,000)      (399,000)        (265,000)
    Increase in accrued interest receivable and other assets                               (453,940)    (1,444,046)        (279,344)
    Increase (decrease) in accrued interest payable and other liabilities                  (499,416)     1,335,588          245,927
                                                                                       ------------   ------------     ------------
        NET CASH PROVIDED BY OPERATING ACTIVITIES                                         2,069,979      5,920,317        1,802,787

INVESTING ACTIVITIES
  Proceeds from sale of securities available for sale                                     3,534,165      6,188,687        4,262,296
  Proceeds from maturities of securities available for sale                              20,286,206      4,280,804        6,896,076
  Proceeds from maturities of securities held to maturity                                                9,102,877       13,648,132
  Purchases of securities available for sale                                            (19,434,329)   (13,636,714)     (19,233,012)
  Purchases of securities held to maturity                                                              (2,338,617)      (8,095,352)
  Net increase in portfolio loans                                                       (46,090,330)   (42,151,529)     (36,650,324)
  Loans from branch acquisitions                                                                                         (4,766,260)
  Net purchases of premises and equipment                                                (1,962,736)    (2,590,960)      (1,030,928)
  Net increase in intangibles from branch acquisitions                                   (1,757,606)      (496,076)      (1,566,772)
                                                                                       ------------   ------------     ------------
        NET CASH USED BY INVESTING ACTIVITIES                                           (45,424,630)   (41,641,528)     (46,536,144)

FINANCING ACTIVITIES
  Deposits from branch acquisitions                                                      19,347,853     10,901,185       25,556,817
  Net increase in deposits                                                               32,314,920     29,028,601       21,180,032
  Net increase (decrease) in securities sold under
    agreements to repurchase and overnight borrowings                                    (5,009,687)    (2,301,191)       3,301,188
  Proceeds from notes payable                                                             2,239,039
  Cash dividends and cash paid in lieu of
    fractional shares on stock dividend                                                  (1,310,542)    (1,022,313)        (847,439)
  Net proceeds from issuance/cancellation of common stock                                   252,800          4,808          (10,357)
                                                                                       ------------   ------------     ------------
        NET CASH PROVIDED BY FINANCING ACTIVITIES                                        47,834,383     36,611,090       49,180,241
                                                                                       ------------   ------------     ------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                          4,479,732        889,879        4,446,884
Cash and cash equivalents at beginning of year                                           16,748,740     15,858,861       11,411,977
                                                                                       ------------   ------------     ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                               $ 21,228,472   $ 16,748,740     $ 15,858,861
                                                                                       ============   ============     ============
Supplemental disclosure of cash flow information:
  Interest paid                                                                        $ 13,150,177   $ 11,489,482     $  7,461,327
  Income taxes paid                                                                       2,610,000      1,710,000          990,000
Supplemental disclosure of non-cash investing activities--See Note A

See notes to consolidated financial statements.

                             FIRSTBANK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations: Firstbank Corporation ("Firstbank") is a bank holding company. Each subsidiary bank of Firstbank is a full service community bank. The subsidiary banks offer all customary banking services, including the acceptance of checking, savings and time deposits, and the making of commercial, agricultural, real estate, personal, home improvement, automobile and other
installment and consumer loans.   Trust services are provided throughout
Firstbank's service area by one of its subsidiary banks. The consolidated assets of Firstbank of $404,571,000 as of December 31, 1996, primarily represent commercial and retail banking activity. Mortgage loans serviced for others of $147,362,000 and trust assets of $62,000,000 as of December 31, 1996, are not included in Firstbank's consolidated balance sheet.

     Principles of Consolidation: The consolidated financial statements include the accounts of Firstbank and its wholly owned subsidiaries: Bank of Alma, Firstbank, and 1st Bank (the "Banks"), Niles Agency, Incorporated, and 1st Armored, Incorporated, after elimination of intercompany accounts and transactions.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     Certain Significant Estimates: The primary estimates incorporated into Firstbank's financial statements which are susceptible to change in the near term include the allowance for loan losses and the determination and carrying value of certain financial instruments.

     Current Vulnerability Due to Certain Concentrations: Firstbank's business is concentrated in the mid-central section of the lower peninsula of Michigan. Management is of the opinion that no concentrations exist that make Firstbank vulnerable to the risk of a near term severe impact. While the loan portfolio is diversified, the customers' ability to honor their debts is partially dependent on the local economies. Firstbank's service area is primarily dependent on the manufacturing (automotive and other), agricultural and recreational industries. Most commercial and agricultural loans are secured by business assets, including commercial and agricultural real estate and federal farm agency guarantees. Generally, consumer loans are secured by various items of personal property and mortgage loans are secured by residential real estate.

     Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits with banks, federal funds sold and overnight money market fund investments. Generally, federal funds and overnight money market funds are purchased for a one day period. Firstbank reports customer loan transactions, deposit transactions, and repurchase agreements and overnight borrowings on a net cash flow basis.

     Securities: Securities available for sale consist of bonds and notes which might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs or other factors. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss (the difference between the fair value and amortized cost of the securities so classified) is reported, net of related income tax effects, as a separate component of shareholders' equity until realized.

     Gains and losses on sales are determined using the specific identification method. Premium and discount amortization is recognized in interest income using the level yield method over the period to call or maturity, whichever is earlier.

     Mortgage Banking Activities: Mortgage loans originated and intended for sale in the secondary market are accounted for at the lower of aggregate cost or market value. Net unrealized losses are recognized through a valuation allowance by charges to income. The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights (SFAS 122), which has changed the accounting for mortgage servicing rights retained by the loan originator. Firstbank adopted SFAS 122 on January 1, 1996, as required. Under this standard, if the originator sells or securitizes mortgage loans and retains the related servicing rights, the total cost of the mortgage loan is allocated between the loan (without the servicing rights) and the servicing rights, based on their relative fair values. Under prior practice, all such costs were assigned to the loan. The costs allocated to mortgage servicing rights are recorded as a separate asset and are amortized in proportion to, and over the life of, the net servicing income. The carrying value of the mortgage servicing rights is periodically evaluated for impairment.

     Portfolio Loans: Loans receivable, for which management has the intent and ability to hold for the foreseeable future or payoff, are reported at their outstanding unpaid principal balances reduced by charge offs and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts. Loan origination fees and certain origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

     Allowance for Loan Losses: The allowance for loan losses is maintained at a level believed by management to be adequate to absorb inherent losses in the loan portfolio. Management's determination of the adequacy of the al lowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio and other relevant factors. The allowance is increased by provisions for loan losses charged to expense and reduced by charge offs, net of recoveries.

     The valuation of loans is reviewed on an ongoing basis for impairment. A loan is impaired when it is probable that Firstbank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or at the fair value of collateral if the loan is collateral dependent. Loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require increase, such increase is reported as bad debt expense.

     Smaller balance homogeneous loans such as residential first mortgage loans secured by one to four family residences, residential construction loans, automobile, home equity and second mortgage loans are collectively evaluated for impairment. Commercial loans and first mortgage loans secured by other properties are evaluated individually for impairment. When credit analysis of the borrower's operating results and financial condition indicates the underlying ability of the borrower's business activity is not sufficient to generate adequate cash flow to service the business' cash needs, including Firstbank's loans to the borrower, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 90 days or less. Commercial loans are rated on a scale of 1 to 8, with grades 1 to 4 being pass grades, 5 being special attention or watch, 6 substandard, 7 doubtful and 8 loss. Loans graded 6, 7 and 8 are considered for impairment. Loans are generally moved to nonaccrual status when 90 days or more past due. These loans are often considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible. The nature of disclosures for impaired loans is considered generally comparable to prior nonaccrual and renegotiated loans and nonperforming and past-due asset disclosures.

     Premises and Equipment: Premises and equipment are stated on the basis of cost, less accumulated depreciation. Depreciation is computed over the estimated useful lives of the assets, primarily by accelerated methods for income tax purposes, and by the straight line method for financial reporting purposes.

     Other Real Estate: Other real estate (included as a component of other assets) includes properties acquired through either a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and is initially recorded at fair value at the date of foreclosure, establishing a new cost basis. These properties are evaluated periodically and are carried at the lower of cost or estimated fair value less estimated costs to sell.

     Acquisition Intangibles: The acquisition of purchased subsidiaries and branches has included amounts related to the value of customer deposit relationships ("core deposit intangibles") and excess of cost over estimated fair value of net assets acquired ("goodwill"). The core deposit intangibles are amortized over the expected life of the value of the acquired relationship. The goodwill is amortized over 15 years using the straight line method.

     Interest Income: Interest on loans is accrued over the term of the loans based upon the principal outstanding. The carrying value of impaired loans is periodically adjusted to reflect cash payments, revised estimates of future cash flows and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such and other cash payments are reported as reductions in carrying value. Increases or decreases in carrying value due to changes in estimates of future payments or the passage of time are reported as reductions or increases in bad debt expense.

     Income Taxes: Firstbank records income tax expense based on the amount of taxes due on its tax return plus the change in deferred taxes computed based on the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates. Firstbank and its subsidiaries file a consolidated federal income tax return on a calendar year basis.

     Earnings Per Common and Common Equivalent: Earnings per common and common equivalent share amounts are based on the weighted average net shares outstanding (which excludes unallocated ESOP shares) for each period (1,621,652 shares in 1996; 1,611,094 shares in 1995; and 1,595,907 shares in 1994). Stock options are excluded from the calculation because their effect is immaterial. All share and per share amounts have been adjusted to reflect the 5% stock dividends paid in 1996, 1995, and 1994.

     Supplemental Disclosure of Non-Cash Investing Activities: During 1996 and 1994, Firstbank transferred $713,992 and $7,242,029 from loans held for sale to portfolio loans. During 1995, Firstbank transferred securities with a cost of $31,121,988 and fair value of $32,194,948 from held to maturity to available for sale.

     Reclassification: Certain 1995 and 1994 amounts have been reclassified to conform to the 1996 presentation.

     Issued But Not Yet Adopted Accounting Standards: In August 1996, the FASB issued Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities for some transactions in 1997 and others in 1998, and is to be applied prospectively. Example transactions covered by SFAS No. 125 include asset securitizations, repurchase agreements, wash sales, loan participations, transfers of loans with recourse and servicing of loans. The standard is based on a consistent application of a financial-components approach that focuses on control. Under this Statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 supersedes SFAS No. 122, Accounting for Mortgage Servicing Rights, and supersedes SFAS No. 76, Extinguishment of Debt and SFAS No. 77, Reporting by Transferors for Transfers of Receivables with Recourse. Retroactive application is not permitted.


NOTE B--RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

     Firstbank's subsidiary banks are required to maintain average reserve balances in the form of cash and noninterest bearing balances due from the Federal Reserve Bank. The average reserve balances required to be maintained at December 31, 1996 and 1995, were $1,569,000 and $1,316,000 respectively. These reserves do not earn interest.

NOTE C--SECURITIES

     Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amounts of securities and their fair values were as follows:

                                                         Gross          Gross
                                          Amortized   Unrealized      Unrealized        Fair
                                             Cost        Gains           Losses         Value
                                          ---------   ----------      ----------     ----------
Securities available for sale:
 December 31, 1996:
  U.S. Treasury                          $ 7,492,293   $   19,228    $    (2,192)    $ 7,509,329
  U.S. governmental agency                13,529,582       79,196        (44,158)     13,564,620
  States and political subdivisions       26,833,250      814,168        (33,914)     27,613,504
  Collateralized mortgage obligations        868,982        5,269         (2,087)        872,164
  Corporate                                5,859,015       26,256         (8,222)      5,877,049
  Equity                                   1,135,829                                   1,135,829
                                         -----------   ----------     ----------     -----------
                                         $55,718,951   $  944,117    $   (90,573)    $56,572,495
                                         ===========   ==========    ===========     ===========

 December 31, 1995:
  U.S. Treasury                          $ 6,053,375   $   66,195    $   (11,630)    $ 6,107,940
  U.S. governmental agency                17,527,486      208,474        (22,898)     17,713,062
  States and political subdivisions       28,442,075    1,090,150        (20,477)     29,511,748
  Collateralized mortgage obligations      1,194,161       16,440         (4,942)      1,205,659
  Corporate                                6,665,160       62,897                      6,728,057
  Equity                                     554,092                                     554,092
                                         -----------   ----------    -----------     -----------
                                         $60,436,349   $1,444,156    $   (59,947)    $61,820,558
                                         ===========   ==========    ===========     ===========


Gross realized gains (losses) on sales and calls of securities were:

                                                                      1996       1995      1994
                                                                    ---------  --------  --------

                                           Gross realized gains     $ 22,511   $27,680   $40,296
                                           Gross realized losses     (10,738)   (3,608)   (1,479)
                                                                    --------   -------   -------
                                           Net realized gains       $ 11,773   $24,072   $38,817
                                                                    ========   =======   =======

Pursuant to the FASB Special Report, A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities, the entire portfolio of held to maturity securities, with a carrying value of $31,121,988, fair value of $32,194,948, unrealized gain of $1,103,138 and unrealized loss of $30,178, was transferred to the available for sale classification on December 12, 1995. The transfer increased shareholders' equity by $708,154, net of related deferred tax of $364,807. Management believes the classification of all securities as available for sale will provide Firstbank with greater flexibility in managing its assets and liabilities.

The amortized cost and fair value of debt securities at December 31, 1996, by stated maturity are shown below. Actual maturities may differ from stated maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                          Securities Available for Sale
                                          -----------------------------
                                            Amortized         Fair
                                               Cost           Value
                                               ----           -----
Due in one year or less                      $ 9,908,516    $ 9,955,718
Due after one year through five years         33,337,322     34,074,878
Due after five years through ten years         8,797,348      8,846,427
Due after ten years                            2,539,936      2,559,643
                                             -----------    -----------
                                             $54,583,122    $55,436,666
                                             ===========    ===========

At December 31, 1996, securities with a carrying value approximating $22,115,000 were pledged to secure public and trust deposits, securities sold under agreements to repurchase, and for such other purposes as required or permitted by law.


NOTE D--SECONDARY MORTGAGE MARKET OPERATIONS

The following summarizes Firstbank's secondary mortgage market activities:

During the period:                                              1996          1995          1994
                                                                ----          ----          ----
    Loans originated for sale                               $ 49,917,204  $ 33,574,477  $ 38,648,315
    Proceeds from sale of mortgage loans                      46,388,544    34,262,839    35,151,078
    Transfer from loans held for sale to portfolio loans         713,992                   7,242,029
    Gain on sale of mortgage loans                               620,990       302,382       397,079
    Unrealized loss on loans held for sale                                                   160,000
    Servicing fees earned on mortgage loans                      386,494       329,188       292,311
At end of period:
    Mortgage loans serviced for others                      $147,361,938  $128,417,926  $110,472,000
    Loans held for sale                                        6,755,863     2,606,213     2,992,194
    Escrow balances maintained for loans serviced                173,742       220,093       517,819


Based on the 1996 volume of mortgage banking activity, SFAS 122 did not have a significant impact on the consolidated financial condition and operations for 1996. The impact in subsequent years is difficult to predict. SFAS 122 will initially result in the recognition of larger gains on sales of mortgage loans because of the initial capitalization of the originated mortgage servicing right asset. However, the larger gains on sales of loans will be offset by the future amortization of the mortgage servicing right asset. In addition, the valuation allowance on impaired mortgage servicing rights may fluctuate significantly in the future because the impairment evaluation is based on assumed loan prepayment and default rates, interest rates and other factors.

NOTE E--NONACCRUAL LOANS AND ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows:

                                       1996         1995         1994
                                       ----         ----         ----

Balance at January 1                $4,876,000   $4,100,000   $3,254,000
Provision charged to expense         1,838,000    1,085,000    1,000,000
Recoveries credited to allowance       313,000      429,000      345,000
Loans charged off                     (780,000)    (738,000)    (499,000)
                                    ----------   ----------   ----------

BALANCE AT DECEMBER 31              $6,247,000   $4,876,000   $4,100,000
                                    ==========   ==========   ==========

Loans approximating $218,000, $47,000 and $120,000 were in nonaccrual status at December 31, 1996, 1995, and 1994. If these loans had performed in accordance with their original terms, additional interest income of $10,000, $4,000 and $33,000 would have been recognized during 1996, 1995, and 1994.

Information regarding impaired loans is as follows:                  1996      1995
                                                                   --------  --------
     Average investment in impaired loans                          $368,000  $304,000
     Interest income recognized on impaired loans
       including interest income recognized on cash basis            26,000    37,000
     Interest income recognized on impaired loans on
       cash basis                                                         0         0

Information regarding impaired loans at year end is as follows:
     Total impaired loans                                          $327,000  $361,000
     Less loans for which no allowance for
       loan losses is allocated                                     235,000         0
     Impaired loan balance for which an allowance
       for loan losses is allocated                                  92,000   361,000
     Portion of allowance allocated to impaired loans                69,000   119,000

NOTE F--PREMISES AND EQUIPMENT

Major classes of premises and equipment consisted of the following at December
31:


                                                 1996         1995
                                             -----------   -----------

Land                                         $ 1,690,033   $ 1,293,912
Buildings and improvements                     6,316,592     5,274,306
Furniture and equipment                        5,285,276     4,864,717
                                             -----------   -----------
                                              13,291,901    11,432,935

Less accumulated depreciation                 (5,072,947)   (4,426,927)
                                             -----------   -----------

    Total premises and equipment, net        $ 8,218,954   $ 7,006,008
                                             ===========   ===========

NOTE G--FEDERAL INCOME TAXES

Federal income taxes consist of the following:

                                        1996           1995           1994
                                      ----------     ----------    ----------
Current expense                       $2,422,000     $1,700,000    $1,204,000
Deferred benefit                        (661,000)      (399,000)     (265,000)
                                      ----------     ----------    ----------
    total                             $1,761,000     $1,301,000    $  939,000
                                      ==========     ==========    ==========


A reconciliation of the difference between federal income tax expense and the amount computed by applying the federal statutory tax rate of 34% is as follows:

                                               1996        1995        1994
                                            ----------  ----------  ----------
Tax at statutory rate                       $2,177,000  $1,757,000  $1,414,000
Effect of tax-exempt interest                 (509,000)   (468,000)   (557,000)
Other                                           93,000      12,000      82,000
                                            ----------  ----------  ----------
    Federal tax rate                        $1,761,000  $1,301,000  $  939,000
                                            ==========  ==========  ==========
Effective tax rate                              27%         25%         23%

The components of deferred tax assets and liabilities consist of the following at December 31:

                                                           1996         1995
                                                         ----------  ----------
Deferred tax assets:
  Allowance for loan losses                              $1,598,000  $1,132,000
  Deferred compensation                                     142,000     117,000
  Other                                                     483,000     291,000
                                                         ----------  ----------
    Total deferred tax assets                             2,223,000   1,540,000
                                                         ----------  ----------
Deferred tax liabilities:
  Fixed assets                                             (435,000)   (444,000)
  Unrealized gain on securities available for sale         (290,000)   (471,000)
  Other                                                     (19,000)    (25,000)
                                                         ----------  ----------
    Total deferred tax liabilities                         (744,000)   (940,000)
                                                         ----------  ----------
Net deferred tax asset                                   $1,479,000  $  600,000
                                                         ==========  ==========

Under SFAS 109, a valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. Management has determined that no such allowance is required at December 31, 1996 or 1995.

Deferred tax assets at December 31, 1996 and 1995, are included in other assets in the accompanying consolidated balance sheets.

NOTE H--DEPOSITS

Time deposits at December 31, 1996, have the following maturity distribution:

                             Dollars in thousands
                             --------------------

                        Year                     Amount
                        ----                     ------
                        1997                   $120,602
                        1998                     24,899
                        1999                      9,161
                        2000                      7,038
                        2001 and over             3,057
                                               --------
                          Total                $164,757
                                               ========

     Included in total time deposits are time deposit liabilities issued in denominations of $100,000 or more. At December 31, 1996 and 1995, these deposits amounted to $26,276,000 and $21,468,000. Interest expense on time deposits issued in denominations of $100,000 or more for 1996, 1995, and 1994 amounted to $1,439,000, $1,103,000 and $684,000.

NOTE I--BORROWINGS

Information relating to securities sold under agreements to repurchase follows:


At December 31:                             1996          1995          1994
                                            ----          ----          ----
   Outstanding balance                  $ 5,933,000   $ 8,442,000   $10,144,000
   Average interest rate                    4.40%         4.98%         3.97%

Daily average for the year:
   Outstanding balance                  $10,527,000   $ 8,905,000   $ 3,883,000
   Average interest rate                    4.73%         5.16%         3.95%

Maximum outstanding at any month end    $14,290,000   $10,714,000   $10,144,000


Securities sold under agreements to repurchase (repurchase agreements) generally have original maturities of less than one year. Repurchase agreements are treated as financings and the obligations to repurchase securities sold are reflected as liabilities. Securities involved with the agreements are recorded as assets of the banks and are primarily held in safekeeping by correspondent banks. Repurchase agreements are offered principally to certain large customers as deposit equivalent investments.

At December 31, 1996, the Federal Home Loan Bank has advanced $2,000,000 to Firstbank which is due on July 30, 1997. The interest on the advance is payable monthly, adjusts quarterly, and is based on the three month LIBOR. The rate at year end is 5.50%. The advance is collateralized by a blanket lien on residential mortgage loans.

NOTE J--EMPLOYEE BENEFIT PLANS

Firstbank established an Employee Stock Ownership Plan (ESOP) effective January 1, 1988, covering substantially all employees. The ESOP is a qualified stock bonus plan, a qualified 401(k) salary deferral plan and a qualified employee stock ownership plan. Both employee and employer contributions may be made to the ESOP. Firstbank's 1996, 1995, and 1994 matching 401(k) contributions
charged to expense were $158,934, $133,211 and $131,664 respectively.   The
percent of Firstbank's matching contributions to the 401(k) is determined annually by the Board of Directors.

Effective June 30, 1988, Firstbank terminated its then existing defined benefit pension plan. After satisfaction of all plan benefit obligations, remaining plan assets of approximately $1,381,000 were transferred to the ESOP. Upon transfer of the excess assets of the former pension plan to the ESOP, the ESOP purchased approximately 141,000 shares of previously unissued common stock of Firstbank at an estimated fair value of $9.79 per share. These shares were allocated to ESOP participants' accounts over an eight year period. Unallocated ESOP shares were reflected as a reduction of shareholders' equity. Upon allocation to participant accounts, unallocated shares were reduced and a corresponding amount was recognized as compensation expense. In 1994, 15,285 shares with value of $150,000 were allocated to participants' accounts with an equal amount recognized as expense. In 1995, the remaining 16,185 unallocated shares with a value of $158,817, were allocated to participants' accounts.

Effective July 1, 1988, Firstbank established a new defined benefit pension plan. In April 1993, the Board of Directors authorized curtailment and termination of this plan. As a result, all participant benefits became vested and the net assets of the plan were allocated among the participants and beneficiaries in the order provided by ERISA. By September 30, 1994, the plan settled all benefit obligations arising from the termination of the plan at interest rates higher than those existing at the curtailment date. Approximately 89% of the total settlement payments of $1,253,000 were made to other qualified plans on behalf of participants, with the remainder paid directly to participants as lump sum distributions. A final contribution of approximately $375,000 was made by Firstbank to the plan in connection with the termination. Termination of the plan resulted in a 1994 pre tax gain of approximately $441,000.

NOTE K--STOCK OPTIONS

The Firstbank Corporation Stock Option and Restricted Stock Plan of 1993 (Plan), provides for the grant of 121,551 shares of stock, in either restricted form or under option. Options may be either incentive stock options or nonqualified stock options. The Plan will terminate on April 26, 2003, unless terminated earlier by the Board.

Each option granted under the Plan may be exercised in whole or in part during such period as is specified in the option agreement governing that option. Options are issued with exercise prices equal to the stock's market value at date of issuance. A nonqualified stock option may not be exercised after fifteen years from the grant date. Incentive stock options must be exercised within ten years of the grant date.

The following is a summary of transactions which occurred during 1994, 1995, and 1996:


                                                 Number    Exercise Weighted
                                               of Shares        Average
                                               ----------  -----------------
Outstanding -- December 31, 1993                  25,890         $17.89
Granted                                           26,510          18.79
Exercised                                            (30)         17.89
Canceled                                          (2,169)         17.89
Forfeited                                           (608)         17.89
                                                  ------
Outstanding -- December 31, 1994                  49,593          18.37
Granted                                           25,302          23.13
Exercised                                            (66)         17.89
Canceled                                          (2,087)         18.71
                                                  ------
Outstanding -- December 31, 1995                  72,742          20.01
Granted                                           27,720          33.81
Exercised                                         (2,128)         18.65
Canceled                                          (3,354)         20.38
                                                  ------
Outstanding -- December 31, 1996                  94,980          24.05
                                                  ======

Available for exercise -- December 31, 1996       36,461         $19.14
                                                  ======
Available for grant -- December 31, 1996          24,347
                                                  ======


Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS 123), which became effective for 1996, establishes a fair value based method of accounting for employee stock options. Although the Statement encourages all companies to adopt a fair value based method of accounting, companies may elect to continue their former method of accounting and make pro forma disclosures of net income and earnings per share as if the fair value method had been adopted. Accordingly, the following pro forma information presents net income and earnings per share information as if SFAS 123 had been adopted. No compensation cost was actually recognized for stock options in 1996 or 1995.

                                       1996        1995
                                    ----------  ----------
 Net income as reported             $4,643,388  $3,865,479
    Pro forma net income            $4,621,188  $3,858,537

 Earnings per share as reported        $2.86       $2.40
    Pro forma earnings per share       $2.85       $2.40

In future years, the pro forma effect of this standard is expected to increase as additional options are granted.

The fair value of options granted during 1996 and 1995 is estimated using the following weighted average information: risk free interest rate of 6.42% and 5.57%, expected life of 7 years, expected volatility of stock price of 8.4% and 8.8% and expected dividends of 3% per year. The fair value of the options granted in 1996 and 1995 were $107,000 and $7,000, at December 31, 1996, the options granted in 1996 had a remaining option life of 6 years and the options granted in 1995 had a remaining option life of 5 years.

NOTE L--RELATED PARTY TRANSACTIONS

Certain directors and executive officers of Firstbank and its subsidiary banks, including their immediate families and companies in which they are principal owners, are loan and deposit customers of the Banks. Total loans to these persons approximate $14,127,000 and $18,666,000 at December 31, 1996 and 1995, respectively. Included in these balances are loans totaling $956,000 and $645,000 at December 31, 1996 and 1995, respectively, which were made to companies controlled by directors of a subsidiary bank and for which management has some concerns as to the ability of such borrowers to comply with the present loan repayment terms. During 1996, $29,671,000 of related party loans were made and $34,210,000 of repayments were made on those loans. Total deposits to these persons approximate $5,870,000 at December 31, 1996.

NOTE M--FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Firstbank is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to make loans, credit card arrangements, unused lines of credit and standby letters of credit. Firstbank's exposure to credit loss is the contractual amount of these instruments, assuming the amounts are fully advanced and collateral or other security is of no value. The following is a summary of commitments as of December 31:

                                       1996         1995
                                    -----------  -----------

       Commitments to make loans    $ 4,278,786  $ 4,202,268
       Credit card arrangements       2,851,447    2,800,591
       Unused lines of credit        35,065,707   34,089,532
       Standby letters of credit      1,829,850    2,410,950

Commitments are generally made for periods not to exceed 90 days. Approximately 23% of commitments as of December 31, 1996, and 18% of the commitments as of December 31, 1995, were made at fixed rates. Rate ranges for these fixed rate commitments were 5.75% to 18.00% at December 31, 1996, and 6.95% to 18.00% at December 31, 1995.


NOTE N--CONTINGENCIES

From time to time certain claims are made against Firstbank and its banking subsidiaries in the normal course of business. There were no outstanding claims considered by management to be material at December 31, 1996.


NOTE O--DIVIDEND LIMITATION OF SUBSIDIARIES

The subsidiary banks are restricted in their ability to pay dividends to Firstbank by regulatory requirements. For 1997, approximately $8,209,000 of the subsidiaries' retained earnings (in addition to their 1997 net income) is available for transfer in the form of dividends without prior regulatory approval.

NOTE P--CAPITAL ADEQUACY

The subsidiary banks of Firstbank are subject to regulatory capital requirements administered by federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The minimum requirements are:



                                  Capital to risk-weighted assets        Tier 1 capital
                                      Total            Tier 1       to adjusted total assets
                                      -----            ------       -------------------------
       Well capitalized                 10%               6%                   5%
       Adequately capitalized            8%               4%                   4%
       Undercapitalized                  6%               3%                   3%


At December 31, actual capital levels and minimum required levels were:

                                                              Total                 Tier 1               Tier 1
                                                           Risk-Based            Risk-Based             Leverage
                 1996                                     Capital Ratio         Capital Ratio            Ratio
                 ----                                     -------------         -------------            -----

Adequately capitalized regulatory level                         8%                    4%                  4%

Well capitalized regulatory level                              10%                    6%                  5%

Firstbank Corporation -- Consolidated                         10.79%                9.53%                7.79%
  Bank of Alma                                                10.86%                9.60%                7.51%
  Firstbank                                                   10.75%                9.50%                8.34%
  1st Bank                                                    10.51%                9.25%                7.56%

The following table shows the dollar amounts, in thousands, by which Firstbank's capital exceeds current regulatory requirements:

                                                          Total                     Tier 1
                                                       Risk-Based                 Risk-Based                Tier 1
                                                         Capital                   Capital                 Leverage
                                                       ----------                 ----------               --------
Capital balances at 12/31/96
Firstbank Corporation -- Consolidated                   $32,432                    $28,646                 $28,646
  Bank of Alma                                           14,715                     13,004                  13,004
  Firstbank                                               7,914                      6,990                   6,990
  1st Bank                                                9,433                      8,302                   8,302

Adequate regulatory capital level
Firstbank Corporation -- Consolidated                   $24,035                    $12,018                 $14,702
  Bank of Alma                                           10,836                      5,418                   6,922
  Firstbank                                               5,888                      2,944                   3,353
  1st Bank                                                7,180                      3,590                   4,390

Excess
Firstbank Corporation -- Consolidated                   $ 8,397                    $16,628                 $13,944
  Bank of Alma                                            3,879                      7,586                   6,082
  Firstbank                                               2,026                      4,046                   3,637
  1st Bank                                                2,253                      4,712                   3,912


                                                          Total                     Tier 1                  Tier 1
                                                       Risk-Based                 Risk-Based               Leverage
                 1995                                 Capital Ratio             Capital Ratio               Ratio
                 ----                                 -------------             -------------               -----

Adequately capitalized regulatory level                    8%                         4%                      4%

Well capitalized regulatory level                          10%                        6%                      5%

Firstbank Corporation -- Consolidated                    11.20%                     9.94%                   8.08%
  Bank of Alma                                           12.02%                    10.78%                   8.37%
  Firstbank                                              10.72%                     9.46%                   8.14%
  1st Bank                                               10.42%                     9.16%                   7.42%

The following table shows the dollar amounts, in thousands, by which Firstbank's capital exceeds current regulatory requirements:

                                                Total           Tier 1
                                              Risk-Based      Risk-Based      Tier 1
                                               Capital         Capital       Leverage
                                              ----------      ----------     --------
Capital balances at 12/31/95
Firstbank Corporation -- Consolidated          $29,938         $26,578       $26,578
     Bank of Alma                               15,301          13,702        13,702
     Firstbank                                   6,639           5,862         5,862
     1st Bank                                    7,752           6,816         6,816

Adequate regulatory capital level
Firstbank Corporation -- Consolidated          $21,383         $10,691       $13,144
     Bank of Alma                               10,164           5,082         6,573
     Firstbank                                   4,954           2,477         2,913
     1st Bank                                    5,950           2,975         3,695

Excess
Firstbank Corporation -- Consolidated          $ 8,555         $15,887       $13,434
     Bank of Alma                                5,137           8,620         7,129
     Firstbank                                   1,685           3,385         2,949
     1st Bank                                    1,802           3,841         3,121

Firstbank and each subsidiary bank were considered well capitalized at both December 31, 1996 and
1995.

NOTE Q--FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the fair value of financial instruments is made in accordance with the requirements of Financial Accounting Standards No. 107, Disclosure About Fair Value of Financial Instruments (SFAS 107). Where quoted market prices are not available, as is the case for a significant portion of Firstbank's financial instruments, the fair values are based on estimates using present value of expected cash flows or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and the timing of estimated cash payments and receipts. Accordingly, certain of the fair value estimates presented herein cannot be substantiated by comparison to independent markets and are not necessarily indicative of the amounts Firstbank could realize in a current market exchange.

     In addition, the fair value estimates are limited to existing on and off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include the Banks' mortgage servicing operation, premises and equipment and acquisition intangibles. In addition, tax ramifications related to the realization of unrealized gains and losses such as those within the investment securities portfolio can also have a significant effect on fair values and have not been considered in the estimates. Accordingly, the aggregate fair value amounts do not represent the underlying value of Firstbank.

     The carrying amounts of the following financial instruments are a reasonable approximation of their fair values:

     . Cash and cash equivalents
     . Accrued interest receivable
     . Securities sold under agreements to repurchase and overnight borrowings . Notes payable
     . Accrued interest payable

     The various methods and assumptions used by the Banks in estimating fair value for their other financial instruments are as follows:

Securities
----------

     Fair values for securities are based on published market prices or, if no quotes are available, on credit information about the issuer, and are disclosed in detail in Note C.

Net Loans
---------

     For variable rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values. For loans held for sale, fair value is based on prices offered in the secondary market. The fair values for all other loans are estimated using discounted cash flow analysis at interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

Deposits
--------

     The fair values disclosed for deposit accounts with no defined maturities are, by definition, equal to the amount payable on demand at the reporting date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

     The carrying amounts and fair values of Firstbank's financial instruments were as follows:

                                                              (Dollars in Thousands)

                                                 December 31, 1996                  December 31, 1995
                                                 -----------------                  -----------------
                                             Carrying          Fair            Carrying            Fair
                                              Amount           Value            Amount            Value
                                              ------           -----            ------            -----
Financial assets:
Cash and cash equivalents                   $  21,228        $  21,228         $  16,749         $  16,749
Securities                                     56,572           56,572            61,821            61,821
Net Loans                                     308,373          307,853           259,971           261,866
Accrued interest receivable                     2,237            2,237             2,259             2,259

Financial liabilities:
Deposits                                     (358,669)        (358,300)         (307,007)         (307,407)
Securities sold under agreements to
  repurchase and overnight borrowings          (6,833)          (6,833)          (11,842)          (11,842)
Notes payable                                  (2,239)          (2,239)
Accrued interest payable                       (1,056)          (1,056)             (925)             (925)

The Banks' loan commitments, standby letters of credit and undisbursed loans have been estimated to have no material fair value as such commitments are generally fulfilled at current market rates.

NOTE R--FIRSTBANK CORPORATION (PARENT COMPANY ONLY)
CONDENSED FINANCIAL INFORMATION

BALANCE SHEETS

                                                                           December 31
                                                                           -----------
                                                                         1996          1995
                                                                         ----          ----
Assets:
  Cash                                                               $   422,215   $   480,022
  Investment in subsidiaries                                          32,470,492    29,348,421
  Other assets                                                         1,192,678       822,948
                                                                     -----------   -----------
                                         TOTAL ASSETS                $34,085,385   $30,651,391
                                                                     ===========   ===========

Liabilities and Shareholders' Equity:
  Accounts payable and other liabilities                             $   997,324   $   798,738
  Shareholders' equity                                                33,088,061    29,852,653
                                                                     -----------   -----------
                                TOTAL LIABILITIES AND
                                 SHAREHOLDERS' EQUITY                $34,085,385   $30,651,391
                                                                     ===========   ===========


STATEMENTS OF INCOME

                                                               Year Ended December 31
                                                               ----------------------
                                                          1996          1995          1994
                                                          ----          ----          ----
 Income:
   Dividends from subsidiaries                         $ 1,335,656   $ 1,655,074   $ 1,410,000
   Other                                                    29,847        14,904        46,614
                                                       -----------   -----------   -----------
                                         TOTAL INCOME    1,365,503     1,669,978     1,456,614
 Expense:
   ESOP expense                                                          158,817       150,000
   Other                                                   259,428       316,633       489,700
                                                       -----------   -----------   -----------
                                        TOTAL EXPENSE      259,428       475,450       639,700
                                                       -----------   -----------   -----------
                     Income before federal income tax
                  benefit and equity in undistributed
                           net income of subsidiaries    1,106,075     1,194,528       816,914
Federal income taxes (benefit)                             (65,000)     (152,000)     (186,000)
                                                       -----------   -----------   -----------
                Income before equity in undistributed
                           net income of subsidiaries    1,171,075     1,346,528     1,002,914
Equity in undistributed net income of subsidiaries       3,472,313     2,518,951     2,217,982
                                                       -----------   -----------   -----------
                                           NET INCOME  $ 4,643,388   $ 3,865,479   $ 3,220,896
                                                       ===========   ===========   ===========


STATEMENTS OF CASH FLOWS
                                                                                          Year Ended December 31
                                                                                      ------------------------------
                                                                                   1996           1995           1994
                                                                                   ----           ----           ----
OPERATING ACTIVITIES

 Net income                                                                     $ 4,643,388    $ 3,865,479    $ 3,220,896
 Adjustments to reconcile net income to net cash provided
      by operating activities:
    Undistributed earnings of subsidiaries                                       (3,472,313)    (2,518,951)    (2,217,982)
    Provision for loss (recovery) on certain other real estate                                                     (1,896)
    Allocation of common stock to ESOP participants                                                158,817        150,000
    Amortization of goodwill and other                                               39,276         41,626         44,916
    Decrease (increase) in other assets                                            (408,120)       235,902         33,249
    Increase (decrease) in accounts payable and other liabilities                   205,842        186,448       (553,675)
                                                                                -----------     ----------    -----------

 NET CASH PROVIDED BY OPERATING ACTIVITIES                                        1,008,073      1,969,321        675,508

INVESTING ACTIVITIES

  Proceeds from maturity of security                                                                            1,027,458
  Purchase of security                                                               (8,137)
  Cash invested in subsidiaries                                                                 (1,000,000)    (1,000,000)
                                                                                -----------     ----------    -----------
  NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                                   (8,137)    (1,000,000)        27,458

FINANCING ACTIVITIES

 Cash dividends and cash paid in lieu of fractional shares on stock              (1,310,543)    (1,022,313)      (847,439)
 Net proceeds from issuance/cancellation of common stock                            252,800          4,808        (10,357)
                                                                                -----------     ----------    -----------

NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                                 (1,057,743)    (1,017,505)      (857,796)
                                                                                -----------     -----------   -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    (57,807)       (48,184)      (154,830)

Cash and cash equivalents at beginning of year                                      480,022        528,206        683,036
                                                                                -----------     ----------    -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                        $   422,215    $   480,022    $   528,206
                                                                                ===========    ===========    ===========

Unaudited Condensed Consolidated Financial Statements



                             FIRSTBANK CORPORATION
                              FINANCIAL STATEMENTS
            FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1997 AND 1996

Unaudited Condensed Consolidated Financial Statements

                             FIRSTBANK CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                  AS OF MARCH 31, 1997, AND DECEMBER 31, 1996
                                  (UNAUDITED)

                                                                       March 31,                 December 31,
                                                                         1997                        1996
                                                                     ------------                ------------
ASSETS
Cash and due from banks                                              $ 18,048,821                $ 19,430,993
Short term investments                                                  3,578,372                   1,797,479
                                                                     ------------                ------------
        Total cash and cash equivalents                                21,627,193                  21,228,472
Securities available for sale                                          63,888,831                  57,561,141
Loans
Loans held for sale                                                     6,357,329                   6,755,863
Portfolio Loans
  Commercial                                                          125,815,874                 121,945,076
  Real estate mortgage, portfolio                                     117,139,889                 115,849,643
  Consumer                                                             69,259,482                  69,080,989
                                                                     ------------                ------------
        Total loans                                                   318,572,574                 313,631,571
Less allowance for loan losses                                         (6,429,000)                 (6,247,000)
                                                                     ------------                ------------
        Net loans                                                     312,143,574                 307,384,571
Premises and equipment, net                                             8,106,820                   8,218,954
Acquisition intangibles                                                 3,603,319                   3,847,832
Accrued interest receivable                                             2,722,702                   2,236,870
Other assets                                                            4,222,268                   4,093,102
                                                                     ------------                ------------
        TOTAL ASSETS                                                 $416,314,707                $404,570,942
                                                                     ============                ============
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposits:
Noninterest bearing accounts                                         $ 45,314,836                $ 47,752,360
Interest bearing accounts:
  Demand                                                               83,519,810                  86,768,530
  Savings                                                              60,131,646                  59,391,775
  Time                                                                175,265,669                 164,756,724
                                                                     ------------                ------------
        Total deposits                                                364,231,961                 358,669,389
Securities sold under agreements to
  repurchase and overnight borrowings                                  11,490,411                   6,832,592
Notes payable                                                           2,226,465                   2,239,039
Accrued interest and other liabilities                                  4,643,504                   3,741,861
                                                                     ------------                ------------
        Total liabilities                                             382,592,341                 371,482,881
SHAREHOLDERS' EQUITY
Preferred stock; no par value, 300,000
  shares authorized, none issued
Common stock; 2,500,000 shares authorized,
  1,633,234 shares issued and outstanding at March 31,                 24,403,638                  24,228,132
  1977 and 1,627,843 at December 31, 1996
Retained earnings                                                       9,165,228                   8,296,590
Unrealized gain (loss) on available for sale securities                   153,500                     563,339
                                                                     ------------                ------------
        Total shareholders' equity                                     33,722,366                  33,088,061
                                                                     ------------                ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           $416,314,707                $404,570,942
                                                                     ============                ============


See notes to consolidated financial statements

                            FIRSTBANK CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1996
                                  (UNAUDITED)



                                                   1997                      1996
                                                ----------                ----------

Interest income:
  Interest and fees on loans                    $7,274,784                $6,407,519
  Securities
    Taxable                                        503,211                   512,346
    Exempt from Federal Income Tax                 366,523                   385,718
  Short term investments                            68,774                    52,157
                                                ----------                ----------
        Total interest income                    8,213,292                 7,357,740

Interest expense:
  Deposits                                       3,482,290                 3,103,316
  Notes payable and other                          140,426                   149,174
                                                ----------                ----------
        Total interest expense                   3,622,716                 3,252,490
          Net interest income                    4,590,576                 4,105,250
  Provision for loan losses                        251,000                   297,000
                                                ----------                ----------
        Net interest income after
          provision for loan losses              4,339,576                 3,808,250
Noninterest income:
  Gain on sale of mortgage loans                   118,239                   154,491
  Service charges on deposit accounts              254,584                   235,685
  Trust fees                                        56,844                    52,129
  Gain on sale of securities                             0                       888
  Other                                            318,259                   332,336
                                                ----------                ----------
        Total noninterest income                   747,926                   775,529
Noninterest expense:
  Salaries and employee benefits                 1,742,702                 1,611,847
  Occupancy                                        474,180                   494,263
  FDIC Insurance premium                            (8,338)                   21,814
  Michigan Single Business Tax                      95,500                    81,200
  Other                                          1,081,446                   944,108
                                                ----------                ----------
        Total noninterest expense                3,385,490                 3,153,232
  Income before federal income taxes             1,702,012                 1,430,547
  Federal income taxes                             475,000                   377,000
                                                ----------                ----------

                NET INCOME                      $1,227,012                $1,053,547
                                                ==========                ==========
Per Share:
                NET INCOME                      $     0.75                $     0.65
                                                ==========                ==========

                 DIVIDENDS                      $     0.22                $     0.17
                                                ==========                ==========

See notes to the consolidated financial statements.

                             FIRSTBANK CORPORATION
          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
   FOR THE YEAR AND THREE MONTHS ENDED DECEMBER 31, 1996 AND MARCH 31, 1997
                                  (UNAUDITED)


                                                                                            Net unrealized
                                                                                             appreciation
                                                                                          (depreciation) on
                                                      Common              Retained        available for sale
       (in thousands)                                 Stock               Earnings            securities               TOTAL
                                                   ------------         ------------      -------------------         -----------
BALANCES AT DECEMBER 31, 1995                      $ 21,355,293         $  7,583,783             $913,577             $29,852,653
  Cash dividends - $.80 per share                                         (1,297,400)                                  (1,297,400)
  5% stock dividend - 77,060 shares                   2,620,039           (2,633,181)                                     (13,142)
  Issuance of 2,128 shares of common stock
     through exercise of stock options                   46,947                                                            46,947
  Issuance of 4,870 shares of common stock
     through dividend reinvestment plan                 144,063                                                           144,063
  Issuance of 1,831 shares of common stock
     through supplemental purchase under
     dividend reinvestment plan                          61,790                                                            61,790
  Net change in unrealized appreciation
     (depreciation) on available for
     sale securities                                                                             (350,238)               (350,238)
  Net income for 1996                                                      4,643,388                                    4,643,388
                                                   ------------         ------------             --------             -----------
BALANCES AT DECEMBER 31, 1996                        24,228,132            8,296,590              563,339              33,088,061
  Cash dividends - $.22 per share                                           (358,374)                                    (358,374)
  Issuance of 1,262 shares of common stock
     through exercise of stock options                   30,708                                                            30,708
  Issuance of 2,514 shares of common stock
     through dividend reinvestment plan                  86,889                                                            86,889
  Issuance of 1,615 shares of common stock
     through supplemental purchase under
     dividend reinvestment plan                          57,909                                                            57,909
  Net change in unrealized appreciation
     (depreciation) on available for
     sale securities                                                                             (409,839)               (409,839)
  Net income year to date                                                  1,227,012                                    1,227,012
                                                   ------------         ------------             --------             -----------
BALANCES AT MARCH 31, 1997                         $ 24,403,638         $  9,165,228             $153,500             $33,722,366
                                                   ============         ============             ========             ===========

See notes to consolidated financial statements.

                             FIRSTBANK CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          FOR THE THREE MONTHS ENDED
                            MARCH 31, 1997 AND 1996
                                  (UNAUDITED)


                                                                         Three months ended March 31,
                                                                        ------------------------------
                                                                            1997               1996
                                                                        ------------       -----------
 OPERATING ACTIVITIES
    Net income                                                          $ 1,227,012        $ 1,053,547
    Adjustments to reconcile net income to net cash provided
      by operating activities
     Provision for loan losses                                              251,000            297,000
     Depreciation of premises and equipment                                 208,473            185,739
     Net amortization of security premiums/discounts                         51,167             88,608
     Gain on sale of securities                                                                   (888)
     Amortization of goodwill and other intangibles                         244,513             55,736
     Gain on sale of mortgage loans                                        (118,239)          (154,491)
     Proceeds from sales of mortgage loans                                8,694,453          9,596,749
     Unrealized loss on loans held for sale                                 118,800            124,799
     Loans originated for sale                                           (8,177,680)       (14,844,508)
     Decrease (increase) in accrued interest receivable
      and other assets                                                     (403,870)           118,647
     Increase in accrued interest payable and other liabilities             901,643            457,902
                                                                        -----------        -----------
         NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES              2,997,272         (3,021,160)

 INVESTING ACTIVITIES
    Proceeds from sales of securities available for sale                     47,898
    Proceeds from maturities of securities available for sale             5,444,116          2,605,293
    Purchases of securities available for sale                          (13,480,484)        (4,830,430)
    Net increase in portfolio loans                                      (4,538,691)        (5,626,641)
    Net purchases of premises and equipment                                 (96,339)          (172,724)
                                                                        -----------        -----------
         NET CASH USED IN INVESTING ACTIVITIES                          (12,623,500)        (8,024,502)

 FINANCING ACTIVITIES
   Net increase in deposits                                               5,562,572          7,887,382
   Increase in securities sold under agreements
    to repurchase and other short term borrowings                         4,657,819          2,909,507
   Reduction of note payable                                                (12,574)
   Cash proceeds from issuance of common stock                              175,506             12,762
   Cash dividends                                                          (358,374)          (277,713)
                                                                        -----------        -----------
         NET CASH PROVIDED BY FINANCING ACTIVITIES                       10,024,949         10,531,938

  INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          398,721           (513,724)
 Cash and cash equivalents at beginning of period                        21,228,472         16,748,740
                                                                        -----------        -----------
         CASH AND CASH EQUIVALENTS AT END OF PERIOD                     $21,627,193        $16,235,016
                                                                        ===========        ===========
 Supplemental Disclosure
    Interest Paid                                                      $  3,466,411       $  3,181,744
    Income Taxes Paid                                                  $          0       $     75,000

See notes to consolidated financial statements.

                             FIRSTBANK CORPORATION
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1997
                                  (UNAUDITED)
NOTE A - FINANCIAL STATEMENTS

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1997, are not necessarily indicative of the results that may be expected for the year ended December 31, 1997. The balance sheet at December 31, 1996, has been derived from the audited financial statements at that date. For further information, refer to the consolidated financial statements and footnotes thereto included elsewhere herein for the year ended December 31, 1996. Net income per share is based on the weighted average shares outstanding for each period, 1,633,234 in 1997 and 1,619,986 in 1996.


NOTE B - SECURITIES

     Individual securities held in the security portfolio are classified as securities available for sale. Securities might be sold prior to maturity due to changes in interest rates, prepayment risks, yield, availability of alternate investments, liquidity needs or other factors. As required by SFAS 115, securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss is reported, net of related income tax effects, as a separate component of shareholders' equity until realized.


NOTE C - LOAN COMMITMENTS

     Loan commitments (including unused lines of credit and letters of credit) are made to accommodate the financial needs of the Banks' customers. The commitments have credit risk essentially the same as that involved in extending loans to customers, and are subject to the Banks' normal credit policies and collateral requirements. Loan commitments, which are predominately at variable rates, were approximately $46,726,000 and $44,026,000 at March 31, 1997, and December 31, 1996, respectively.

NOTE D - NONPERFORMING LOANS AND ALLOWANCE FOR LOAN LOSSES
Nonperforming Loans and Assets
------------------------------

     The following table summarizes nonaccrual and past due loans at the dates indicated:

                                                  March 31,  December 31,
                                                    1997         1996
                                                 ----------  ------------
                                                  (Dollars in Thousands)
     Nonperforming loans:
          Nonaccrual loans                           $ 199         $ 218
          Loans 90 days or more past due               302           689
          Renegotiated loans                           141           150
                                                     -----         -----
                    Total nonperforming loans        $ 642         $1057
                                                     =====         =====
     Property from defaulted loans                   $  85         $ 130
                                                     =====         =====
     Nonperforming loans as a percent of:
          Total loans                                  .20%          .34%
                                                     =====         =====
          Allowance for loan losses                   9.99%         16.9%
                                                     =====         =====

Analysis of the Allowance for Loan Losses
-----------------------------------------

The following table summarizes changes in the allowance for loan losses arising from loans charged off, recoveries on loans previously charged off, and additions to the allowance which have been charged to expense.


                                               Three       Three      Twelve
                                              months      months      months
                                               ended       ended       ended
                                             March 31,   March 31,  December 31,
(Dollars in thousands)                          1997       1996         1996
----------------------                       ---------  ---------   ------------

     Balance at beginning of period           $  6,247   $  4,876       $  4,876
     Charge-offs                                  (174)      (113)          (780)
     Recoveries                                    105         66            313
                                              --------   --------       --------
          Net charge-offs                          (67)       (47)          (467)
          Additions to allowance for
            loan losses                            251        297          1,838
                                              --------   --------       --------
          Balance at end of period            $  6,429   $  5,126       $  6,247
                                              ========   ========       ========
Average loans outstanding
     during the period                        $315,539   $268,216       $290,181
                                              ========   ========       ========
Loans outstanding at end of period            $318,573   $275,704       $314,620
                                              ========   ========       ========
Allowance as a percent of:
     Total loans at end of period                 2.02%      1.86%          1.99%
                                              ========   ========       ========
     Nonperforming loans at end of period        1,000%       951%           591%
                                              ========   ========       ========
Net charge-offs as a percent of:
     Average loans outstanding                     .02%       .07%           .16%
                                              ========   ========       ========
     Average Allowance for loan losses            1.06%      3.80%          8.59%
                                              ========   ========       ========

NOTE E - RECLASSIFICATION

     Certain 1996 amounts have been reclassified to conform to the 1997 presentation.


NOTE F - ACCOUNTING STANDARDS

     In August 1996, the FASB issued Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities for some transactions in 1997 and others in 1998, and is to be applied prospectively. Example transactions covered by SFAS No. 125 include asset securitizations, repurchase agreements, wash sales, loan participations, transfers of loans with recourse and servicing of loans. The standard is based on a consistent application of a financial-components approach that focuses on control. Under this Statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 supersedes SFAS No. 122, Accounting for Mortgage Servicing Rights, and supersedes SFAS No. 76, Extinguishment of Debt and SFAS No. 77, Reporting by Transferors for Transfers of Receivables with Recourse. Retroactive application is not permitted. The Corporation has adopted SFAS 125 according to the statement's effective dates, and its adoption has had no material impact on the Corporation's financial position or results of operations.

     In March 1997, the FASB issued SFAS No. 128, Earnings Per Share, which is effective for financial statements beginning with year end 1997. It is not effective for interim periods ending in 1997. This Statement simplifies the accounting requirements of calculating earnings per share by replacing primary earnings per share (EPS) with basic EPS. It also requires dual presentation of basic EPS and diluted EPS for entities with complex capital structures. Basic earnings per share for 1997 and later will be calculated solely on average common shares outstanding. Diluted earnings per share will reflect the potential dilution of stock options and other common stock equivalents. All prior calculations should be restated to be comparable to the new methods.

Statistical Information



                            STATISTICAL INFORMATION
                        REGARDING FIRSTBANK CORPORATION

Volume/Rate Analysis*



                                                      1996/1995                         1995/1994
                                                      ---------                         ---------

                                              Change in Interest Due to:        Change in Interest Due to:
                                              --------------------------        --------------------------
                                              Average   Average    Net          Average   Average    Net
                                              Volume     Rate     Change        Volume     Rate     Change
                                              ------     ----     ------        ------     ----     ------
                                                               (In Thousands of Dollars)
Interest income:
Securities available for sale
   Taxable securities                         $  (48)   $ (13)    $  (61)       $  264    $  359    $  623
   Tax-exempt Securities (1)                     (93)     (26)      (119)          (35)      (26)      (61)
                                              ------    -----     ------        ------    ------    ------
        Total securities                        (141)     (39)      (180)          229       333       562

   Loans (1)                                   3,714      (26)     3,688         4,622     1,363     5,985
   Federal funds sold                           (159)     (39)      (198)           94        39       133
   Interest-bearing deposit                       (2)                 (2)           13                  13
   Loan fees                                     267                 267           163                 163
                                              ------    -----     ------        ------    ------    ------
        Total interest-earning assets          3,679     (104)     3,575         5,121     1,735     6,856

Interest expense:
   Interest-paying demand                        429                 429           203       350       553
   Savings deposits                              109                 109            18       108       126
   Time deposits                                 880      (89)       791         2,216     1,041     3,257
                                              ------    -----     ------        ------    ------    ------
        Total interest-paying deposits         1,418      (89)     1,329         2,437     1,499     3,936
   Federal funds purchased and securities
     sold under agreements to repurchase         146      (45)       101           233        77       310
   Notes payable                                  49                  49
                                              ------    -----     ------        ------    ------    ------
        Total interest-bearing liabilities     1,613     (134)     1,479         2,670     1,576     4,246
                                              ------    -----     ------        ------    ------    ------

Net interest income                           $2,066    $  30     $2,096        $2,451    $  159    $2,610
                                              ======    =====     ======        ======    ======    ======

*Changes in volume/rate have been allocated between the volume and rate variances on the basis of the ratio that the volume and rate variances bear to each other.

(1) Interest is presented on a fully taxable equivalent basis using a federal income tax rate of 34%.

Investment Portfolio

The carrying values of investment securities as of the dates indicated are summarized as follows:

                                                                                  December 31,
                                                                   -------------------------------------------
                                                                     1996             1995               1994
                                                                     ----             ----               ----
                                                                            (In Thousands of Dollars)
                    Taxable
                       U.S. Treasury                               $ 7,509           $ 6,108           $ 6,855
                       U.S. Government agencies                     13,565            17,713            16,066
                       States and political subdivisions               662               200               300
                       Mortgage Backed Securities                      872             1,205             1,560
                       Corporate and other                           7,013             7,283             9,887
                                                                   -------           -------           -------

                                                                    29,621            32,509            34,668
                    Tax-exempt
                       States and political subdivisions            26,951            29,312            28,565

                                                                   -------           -------           -------
                            Total                                  $56,572           $61,821           $63,233
                                                                   =======           =======           =======

Analysis of Investment Securities Portfolio

The following table shows, by class of maturity at December 31, 1996, the amounts and weighted average yields of such investment securities (1):

                                                 Carrying                 Average
                                                  Value                   Yield(2)
                                                  -----                   --------
                                                    (In Thousands of Dollars)
          U.S. Treasury
               One year or less                  $ 3,003                      6.60%
               Over one through five years         4,506                      5.96
               Over five through ten years             0                      0.00
               Over ten years                          0                      0.00
                                                 -------                      ----

                    Total                          7,509                      6.22

          U.S. Agencies
               One year or less                    2,572                      7.21%
               Over one through five years         7,739                      6.65
               Over five through ten years         2,676                      8.35
               Over ten years                        578                      7.65
                                                 -------                      ----

                    Total                         13,565                      7.13

          States and Political Subdivisions
               One year or less                    2,363                      9.66%
               Over one through five years        18,146                      9.75
               Over five through ten years         5,122                      8.56
               Over ten years                      1,982                      9.58
                                                 -------                      ----

                    Total                         29,621                      9.51

          Analysis of Investment Securities Portfolio (con't)



          Corporate and Other
               One year or less                    2,019                 8.08%
               Over one through five years         3,683                 8.52
               Over five through ten years           176                 5.90
               Over ten years                          0                 0.00
                                                 -------                 ----
                    Total                          5,878                 8.29

          Collateralized Mortgage Obligations
               One year or less                        0                 0.00%
               Over one through five years             0                 0.00
               Over five through ten years           872                 6.36
               Over ten years                          0                 0.00
                                                 -------                 ----
                    Total                            872                 6.36
                                                 -------                 ----
                      Total                      $55,437                 8.31
                                                 =======                 ====

NOTES:

(1) Calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security.
(2) Weighted average yield has been computed on a fully taxable equivalent basis. The rates shown on securities issued by states and political subdivisions have been presented, assuming a 34% tax rate. The amount of the adjustment, due to the fully tax equivalent basis of presentation, is as follows:


                                                                Rate on
                                                                Taxable
                                     Tax-exempt                Equivalent
                                        Rate      Adjustment     Basis
                                     ----------   ----------   ----------

          One year or less             6.38%        3.28%        9.66%
          Over 1 through 5 years       6.44         3.31         9.75
          Over 5 through 10 years      5.65         2.91         8.56
          Over 10 years                6.32         3.26         9.58
                                       ----         ----         ----
          Total                        6.28%        3.23%        9.51%
                                       ====         ====         ====


(3) The aggregate book value of the securities of no single issuer except the U.S. Government or agencies exceeded 10% of Firstbank's consolidated shareholders' equity as of December 31, 1996.

Loan Portfolio

     The following table presents the loans outstanding at the indicated dates according to the type of loan:

                                                                      December 31
                                      ----------------------------------------------------------------------------
                                        1996             1995             1994             1993             1992
                                      ----------------------------------------------------------------------------
                                                               (In Thousands of Dollars)
Loan categories:
Commercial and agricultural           $122,934         $115,779         $ 99,307         $ 81,085         $ 63,859
Real estate mortgages                  122,605           90,753           73,760           56,770           44,574
Consumer                                69,081           58,315           50,324           40,538           34,998
                                      --------         --------         --------         --------         --------

     Total                            $314,620         $264,847         $223,391         $178,393         $143,431
                                      ========         ========         ========         ========         ========

Nonperforming Loans and Assets

     The following table summarizes non-accrual, troubled debt restructuring and past-due loans at the dates indicated:


                                                                                 December 31,
                                                -------------------------------------------------------------------------------
                                                 1996               1995              1994              1993              1992
                                                ------              ----              ----              ----             ------
                                                                           (In Thousands of Dollars)
Nonperforming loans:
   Non-accrual loans:
     Commercial and agricultural                $  127              $ 47              $110              $258             $  467
     Real estate mortgages                          79                 0                10                71                 50
     Consumer                                       12                 0                 0                12                 87
                                                ------              ----              ----              ----             ------
          Total                                    218                47               120               341                604
Accruing Loans 90 days or more
 past due:
   Commercial and agricultural                     178                 0                49                 0                137
   Real estate mortgages                           475               319               123                35                 34
   Consumer                                         36                67                92                12                 43
                                                ------              ----              ----              ----             ------
          Total                                    689               386               264                47                214
Renegotiated loans:
   Commercial and agricultural                     150               182                 0                 0                218
   Real estate mortgages                             0                 0               213               182                  0
                                                ------              ----              ----              ----             ------
Total                                              150               182               213               182                218
Total Non-performing loans                       1,057               615               597               570              1,036
Property from defaulted loans                      130                 0                86                92                262
                                                ------              ----              ----              ----             ------
   Total Non-performing assets                  $1,187              $615              $683              $662             $1,298
                                                ======              ====              ====              ====             ======

(1) Nonperforming assets are defined as Non-accrual loans, loans 90 days or more past due, property from defaulted loans, and renegotiated loans.

     The gross interest income that would have been recorded for the year ended December 31, 1996, if the Non-accrual and renegotiated loans had performed in accordance with their original terms and had been outstanding throughout the period, or since origination if held for part of the period, was $43,000. The amount of interest income on those loans that was included in the net income for the period was $14,000.

     Loan performance is reviewed regularly by external loan review specialists, loan officers, and senior management. When reasonable doubt exists concerning collectability of interest or principal, the loan is placed in Non-accrual status. Any interest previously accrued but not collected at that time is reversed and charged against current earnings.

     At December 31, 1996, Firstbank had $8,283,000 in commercial and mortgage loans for which payments are presently current although the borrowers are experiencing financial difficulties. Those loans are subject to continual attention and their status is reviewed on a monthly basis.

     As of December 31, 1996, there were no concentrations of loans exceeding 10% of total loans which are not otherwise disclosed as a category of loans in the consolidated balance sheets of Firstbank for the year ended December 31, 1996.

Analysis of Allowance for Loan Losses

     The following table summarizes changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged off by loan category and additions to the allowance which were charged to expense.

                                                                             December 31,
                                   ------------------------------------------------------------------------------------------------
                                           1996                1995                1994               1993               1992
                                   ------------------------------------------------------------------------------------------------
                                                                      (In Thousands of Dollars)
Balance at beginning of period            $4,876              $4,100              $3,254             $2,394             $1,746
Charge-offs:
   Commercial and agricultural               110                 164                 113                299                337
   Real estate mortgages                      45                  81                   0                 44                  8
   Consumer                                  625                 493                 386                262                295
                                          ------              ------              ------             ------             ------
      Total charge-offs                      780                 738                 499                605                640
Recoveries:
   Commercial and agricultural                83                  97                 143                129                 96
   Real estate mortgages                      28                  63                  30                 39                 48
   Consumer                                  201                 269                 172                158                164
                                          ------              ------              ------             ------             ------
      Total                                  313                 429                 345                326                308
   Net charge-offs                           467                 309                 154                279                332
                                          ------              ------              ------             ------             ------
Additions to allowance for
   loan losses                             1,838               1,085               1,000              1,139                980
                                          ------              ------              ------             ------             ------
Balance at end of period                  $6,247              $4,876              $4,100             $3,254             $2,394
                                          ======              ======              ======             ======             ======
Net charge-offs as a percent of
   average loans                            0.16%               0.13%               0.08%              0.18%              0.24%

     The allowance for loan losses is based on management's evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth, and composition of the loan portfolio, and other relevant factors. The allowance is increased by provisions for loan losses that have been charged to expense and reduced by net charge-offs.

Allocation of the Allowance for Loan Losses

The allowance for loan losses was allocated to provide for possible losses within the following loan categories at the dates indicated:


                                                                 December 31,
               ----------------------------------------------------------------------------------------------------------------
                      1996                   1995                   1994                   1993                   1992
               -------------------   --------------------   --------------------   --------------------   ---------------------

               Allowance    % of     Allowance     % of     Allowance     % of     Allowance     % of     Allowance      % of
                  for     loans to      for      loans to      for      loans to      for      loans to      for       loans to
                 loan      total       loan       total        loan      total       loan       total       loan        total
                losses     loans      losses      loans       losses     loans      losses      loans      losses       loans
               -------------------   --------------------   --------------------   --------------------   ---------------------
                                                            (Dollars in Thousands)
Commercial
& agricul-
tural            $2,763     39%       $2,232        44%       $2,069       44%      $1,782       45%       $1,460        45%

Real estate
mortgages           364     39           880        34           492       33          276       32           177        31
Consumer          1,576     22         1,050        22           927       23          594       23           493        24

Unallocated       1,544                  714                     612                   602                    264
                 ------    ---        ------       ---        ------      ---       ------      ---        ------       ---
     Total       $6,247    100%       $4,876       100%       $4,100      100%      $3,254      100%       $2,394       100%
                 ======    ===        ======       ===        ======      ===       ======      ===        ======       ===

Average Deposits

The daily average deposits and rates paid on such deposits for the periods indicated were:


                                                                               Year Ended December 31,
                                                          ------------------------------------------------------------------
                                                                 1996                    1995                   1994
                                                                 ----                    ----                   ----
                                                           Amount      Rate       Amount        Rate      Amount       Rate
                                                          --------     -----     --------       -----    --------      -----
                                                                                (Dollars in Thousands)
Average Balance:

Non-interest-bearing demand deposits                      $ 42,521               $ 36,686                $ 32,398

Interest-bearing demand deposits                            71,710      3.45%      61,201       3.35%      55,152      2.71%

Savings deposits                                            58,282      2.82       54,879       2.80       50,447      2.79

Time deposits                                              151,622      5.58      135,926       5.64       96,549      4.57
                                                          --------      ----     --------       ----     --------      ----
 Total average deposits                                   $324,135      3.88%    $288,692       3.89%    $234,546      3.12%
                                                          ========      ====     ========       ====     ========      ====

The time remaining until maturity of time certificates of deposit and other time deposits of $100,000 or more at December 31, 1996, was as follows:


          Three months or less                                                   $ 8,724


          Over three through six months                                            7,583

          Over six through twelve months                                           5,477

          Over twelve months                                                       4,492
                                                                                 -------

               Total                                                             $26,276
                                                                                 =======

Return on Equity and Assets

The following table sets forth certain financial ratios for the years ended:


                                                                             1996    1995    1994
                                                                            ------  ------  ------
Financial ratios:

 Return on average total assets                                               1.25%   1.17%   1.20%

 Return on average equity                                                    15.15   14.02   12.99

 Average equity to average assets                                             8.22    8.35    9.24

Dividend payout ratio                                                        27.94   26.23   26.09

Short-Term Borrowed Funds

Included in short-term borrowed funds are repurchase agreements, as described in
Note I to the Firstbank consolidated financial statements, which consist of the following:

                                                    1996                 1995                 1994
                                                  ---------           ----------            ---------
                                                                (Dollars in Thousands)
Amounts outstanding at the                        $   5,933            $   8,442            $  10,144
     end of the year

Weighted average interest rate                         4.40%                4.98%                3.97%
     at the end of the year

Longest maturity                                   05/22/97             10/29/96             10/21/96

Maximum amount outstanding at                     $  14,290            $  10,714            $  10,144
     any month-end during year

Approximate average amounts                          10,527                8,905                3,883
     outstanding during the year

Approximate weighted average                           4.73%                5.16%                3.95%
     interest rate for the year

(1) The weighted average interest rates are derived by dividing the interest expense for the period by the daily average balance during the period.

                         LAKEVIEW FINANCIAL CORPORATION

Business

     Lakeview is a Michigan corporation with its headquarters in Lakeview, Michigan. Lakeview is the parent company of the Bank of Lakeview, which is Lakeview's only subsidiary. At March 31, 1997, Lakeview had consolidated total assets of $84.1 million, the Bank of Lakeview had total deposits of $72.5 million and its assets represents 99.9% of Lakeview's consolidated assets. At March 31, 1997, Lakeview, on a consolidated basis, had shareholders' equity of $8.5 million.

     The Bank of Lakeview is engaged in the business of commercial banking and other related activities. The Bank of Lakeview is a full service bank offering customary commercial banking services including commercial and retail loans, mortgage banking, business and personal checking accounts, savings and individual retirement accounts, time deposit instruments, automated transaction machine services, money transfer services and safe deposit facilities. Lakeview's principal market for financial services is Lakeview, Michigan and the areas surrounding Lakeview.

     Lakeview has authorized capital stock consisting of 1,500,000 shares of Lakeview Common Stock, of which 657,484 shares were issued and outstanding on June 12, 1997. As of June 12, 1997, there were approximately 290 record holders of Lakeview Common Stock. There is no public market for Lakeview Common Stock, and Lakeview is not a reporting company under the Exchange Act. The deposits of the Bank of Lakeview are insured by the FDIC, subject to applicable limitations. The Bank of Lakeview is a member of the Federal Reserve System.

Properties

     The offices of Lakeview and the Bank of Lakeview are located at 506 Lincoln, Lakeview, Michigan 48850, which is a 8,640 square foot facility owned by Lakeview. Lakeview also owns branch facilities in Remus and Howard City, Michigan, as well as a drive-up office located in Lakeview. Management considers the properties and equipment of Lakeview and the Bank of Lakeview to be well maintained, in good operating condition, and adequate for their operations.

Legal Proceedings

     Lakeview and the Bank of Lakeview are parties, as plaintiff or as defendant, to routine litigation arising in the normal course of their business. In the opinion of management of Lakeview, the liabilities arising from these proceedings, if any, will not be material to Lakeview's financial condition.

Market for Common Stock and Dividends

     Market Information and Holders. There is no established public trading market for Lakeview Common Stock. Transactions in Lakeview Common Stock are occasionally effected by individuals on an informal basis. The prices at which such transactions are effected are only occasionally reported to Lakeview. At the date of this Prospectus and Proxy Statement, there were outstanding Lakeview Stock Options to purchase an aggregate of 113,518 shares of Lakeview Common Stock. As of March 31, 1997, there were approximately 290 record holders of shares of Lakeview Common Stock.

     Dividends. The following table summarizes the quarterly cash dividends per share paid to holders of Lakeview Common Stock during the last two full years:

                                                          Dividends
                                                          Per Share
                                                          ---------
     Year Ended December 31, 1995
       First Quarter....................................    $ --
       Second Quarter...................................      --
       Third Quarter....................................      --
       Fourth Quarter...................................      --

     Year Ended December 31, 1996
       First Quarter....................................      --
       Second Quarter...................................    $1.00
       Third Quarter....................................      --
       Fourth Quarter...................................    $0.35

     Year Ending December 31, 1997
       First Quarter....................................    $0.09
       Second Quarter (through June 12, 1997)...........      --

     Holders of Lakeview Common Stock are entitled to receive dividends when, as and if declared by Lakeview's Board of Directors out of funds legally available for that purpose. The earnings of Lakeview, through dividends paid by the Bank of Lakeview, are the principal source of funds to pay cash dividends. Consequently, cash dividends are dependent upon the earnings, capital needs, regulatory constraints and other factors affecting the Bank of Lakeview. Federal and state banking laws and regulations place certain restrictions on the amount of dividends and loans that a bank can pay to its parent company. These restrictions are not expected to prohibit Lakeview from continuing its dividend policy consistent with historical practice. Pursuant to the Plan of Merger, Lakeview has agreed to certain restrictions on the payment of dividends. See "The Merger--Business of Lakeview Pending the Merger."

LAKEVIEW FINANCIAL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the Three Months Ended March 31, 1997 and 1996

     This discussion provides information about the consolidated financial condition and results of operations of Lakeview Financial Corporation ("Lakeview") and its subsidiary Bank of Lakeview, and should be read in conjunction with the Lakeview Financial Corporation Consolidated Financial Statements.

Financial Condition

     A comparison of the balance sheets from December 31, 1996, to March 31, 1997, illustrates only two changes of significance:

     The unrealized gain associated with securities available for sale, net of tax, declined from approximately $205,000 to $97,000 a change of 53%. The decline is attributable to a short term fluctuation in market conditions and is not significant compared to the total size of the portfolio. No individual securities are considered impaired.

     Total deposits decreased from $74.1 million to $72.5 million. This represents a change of $1.6 million or an annualized rate of almost 9%. Deposit shrinkage primarily occurred in the Bank of Lakeview's noninterest bearing demand deposit portfolio and to a lesser extent the remaining deposit portfolios. The reduction in deposits resulted from seasonal factors attributable to the Bank of Lakeview's agricultural community. The reduction of deposits was funded through cash, due from bank accounts and securities available for sale.

     There have been no significant changes to Lakeview's asset/liability profiles, liquidity or capital levels since December 31, 1996.

Results of Operations

Summary

     Net income and earnings per share for the quarter ended March 31, 1997 were both slightly lower than the amounts reported for the same quarter in 1996. Increases in interest expense and the provision for loan losses more than offset the increase in interest revenue and the decreases in other expenses and the effective tax rate.

     Interest income in the first quarter of 1997 increased by $23,000 from the corresponding period in 1996 primarily due to an increase in the average yield on earning assets. This increase in yield has resulted in a change in the mix of earning assets, with a higher percentage in loans in 1997 versus 1996. However, this increase was more than offset by a $38,000 increase in interest expense. This has occurred because of continuing migration of deposits from noninterest-bearing accounts to interest-bearing accounts. The provision for loan losses results from management's continual evaluation of the allowance for loan losses and its policy of maintaining an allowance which is adequate to cover losses inherent in the portfolio. The nature of the Bank of Lakeview's agricultural and commercial loan portfolio is such that the provision necessary to maintain an adequate allowance may vary from period to period. Management does not believe that the change between the first quarters of 1997 and 1996 represents a deterioration in overall credit quality or indicates a trend, however, management cannot predict the amount of provision for loan losses that will be required in future quarters to maintain the allowance at adequate levels.

     Other expenses decreased $36,000 from period to period, as a result of a decrease of $47,000 in salaries and benefits, offset by modest increases in other expense categories. The decrease in salaries and benefits is due to a reduction in the number of employees as personnel have left due to normal attrition.

New Accounting Standards

     In August 1996, the FASB issued Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities for some transactions in 1997 and others in 1998, and is to be applied prospectively. Example transactions covered by SFAS No. 125 include asset securitizations, repurchase agreements, wash sales, loan participations, transfers of loans with recourse and servicing of loans. The standard is based on a consistent application of a financial-components approach that focuses on control. Under this Statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 supersedes SFAS No. 122, Accounting for Mortgage Servicing Rights, and supersedes SFAS No. 76, Extinguishment of Debt and SFAS No. 77, Reporting by Transferors for Transfers of Receivables with Recourse. Retroactive application is not permitted. Adoption of the standard is not expected to have a material impact on Lakeview's financial position or results of operations.

     In March 1997, the FASB issued SFAS No. 128, Earnings Per Share, which is effective for financial statements beginning with year end 1997. It is not effective for interim periods ending in 1997. This Statement simplifies the accounting requirements of calculating earnings per share by replacing primary earnings per share (EPS) with basic EPS. It also requires dual presentation of basic EPS and diluted EPS for entities with complex capital structures. Basic earnings per share for 1997 and later will be calculated solely on average common shares outstanding. Diluted earnings per share will reflect the potential dilution of stock options and other common stock equivalents. All prior calculations should be restated to be comparable to the new methods.

LAKEVIEW FINANCIAL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the Years ended December 31, 1996, 1995 and 1994

     This discussion provides information about the consolidated financial condition and results of operations of Lakeview Financial Corporation ("Lakeview") and its subsidiary, Bank of Lakeview, and should be read in conjunction with the Lakeview Consolidated Financial Statements

Earnings Summary

     Consolidated net income of Lakeview for the year ended December 31, 1996 was $884,000. This represented an increase of 14% over the prior year's net income of $775,000. A comparison to 1994 net income of $554,000 further illustrates the significance of 1995's and 1996's net income growth. The earnings per share of $1.28 for the year ended 1996 was an improvement of 8% over the 1995 earnings per share of $1.19. The percentage increase in earnings per share was lower than the percentage increase in net income due to the increased dilutive effect of stock options resulting from the increased value of Lakeview's stock arising from the proposed Merger. The year 1995 was a significant increase from 1994's earnings per share of $.85, a change of 40%.

     Two often cited ratios for analysis of financial institutions are return on average assets (ROA) and return on average equity (ROE). ROA was 1.05%, 1.01% and .75% for the years ended December 31, 1996, 1995 and 1994 respectively. ROE for 1996 was 10.43%, 1995 was 9.80% and 1994 was 7.80%.

Results of Operations

                             1996 compared to 1995

     Total interest income in 1996, $7,173,000, was 11% higher than the calendar year 1995 amount of $6,461,000. The mix of interest income shifted as more dollars came from loans in 1996 (84%) versus 1995 (82%). This change was primarily the result of increased principal balances of loans despite a reduction of 14 basis points (bp) for the average rate on loans.

     Interest income from securities remained relatively unchanged from the 1995 amount of $1,160,000 to $1,139,000 for 1996, a decrease of 2%. Management has pursued a strategy of exchanging lower interest rate securities in the portfolio for similar securities with a higher yield. This has produced a higher overall return of 51 basis points, net of amortization.

     The ratio of interest-earning assets to total assets was 91% at December 31, 1996 compared to 90% at December 31, 1995.

     Interest expense on deposits was up 9%, from $2,736,000 in 1995 to $2,970,000 in 1996. Rates to depositors fluctuated little between the years. The increase was primarily attributable to an increase in average interest-bearing deposits of 10%. Growth of total deposits was a more modest 4% from the 1995 year end to December 31, 1996. Thus, there was a small shift of depositors moving from noninterest-bearing demand to interest-bearing demand deposits and from shorter-term products to time certificates.

     The provision for loan losses represents the charge to income needed to maintain the adequacy of the allowance for loan losses, after charge-offs and recoveries. The allowance for loan losses is regularly evaluated by management and is maintained at a level management considers adequate to absorb losses in the portfolio. Management continually evaluates the adequacy of the allowance and makes periodic provisions as needed. The amount of the provision for loan losses necessary to maintain an adequate allowance is based upon management's assessment of current economic conditions, delinquency trends and ratios, changes in the mix and levels of various categories of loans, historical charge-offs, recoveries, and management's knowledge regarding the specific economic performance of borrowers.

     At December 31, 1996, the Bank of Lakeview had approximately $17,000,000 of agricultural loans. Such loans have been the source of a significant portion of the Bank of Lakeview's total loan losses. Management constantly evaluates specific agricultural loans identified by the Bank of Lakeview's credit monitoring system as containing greater than normal risk characteristics to ensure that the allowance properly considers losses inherent on those specific loans and that impaired loans are promptly recognized. Management also compares actual loan losses to previous loss estimates to ensure that trends are properly identified and considered in establishing the allowance. The allowance for loan losses has decreased in each of the last two years, as the level of impaired loans has decreased.

     Other income decreased from $687,000 in 1995 to $584,000 in 1996. The largest component of other income, service charges on deposit accounts, was virtually unchanged, as both the number of accounts subject to fees and the fee schedules remained constant. The change in total other income consisted of a decrease in gain on sale of mortgage loans of $160,000, and a change in net gain/loss on sale of securities from a loss of $8,000 in 1995 to a gain of $63,000 in 1996.

     During 1995, due to the availability of experienced personnel, Lakeview established an office in Lansing, Michigan to originate mortgage loans for sale in the secondary market. Management intended for the office to originate loans in the Lansing area, and provide origination services for secondary market loan products through the Bank of Lakeview's branches. Origination volume did not hit expected levels and management could not foresee achieving adequate volume to cover operating expenses. Thus, the operation was discontinued. All costs associated with closing the office, which were immaterial, have been reflected in the accompanying financial statements.

     The gains and losses on sale of securities are the result of the Bank of Lakeview's asset/liability management activities. Sales in 1995 were generally made to restructure the portfolio and increase portfolio yield, which was reflected in the 1996 investment results. Security sales in 1996 occurred primarily to fund loan growth.

     Other expenses were reduced from 1996 to 1995 primarily by two factors. First, the phase out of mortgage banking operations had two offsetting effects on other expenses. The reduction in personnel needs caused a corresponding change in salaries and employee benefits. Occupancy expenses were up because of disposal charges recognized in 1996 to cease mortgage banking operations.

     During 1995, the Federal Deposit Insurance Corporation (FDIC) changed the rates it uses for calculating insurance premiums on customer deposits. The Bank of Lakeview qualified for the lowest assessments of insurance premium, effective mid-1995.

     Federal income tax expense increased for the year ended 1996 in conjunction with the increase in income before income taxes. Also, the effective tax rate increased slightly, to 27% in 1996 from 25% in 1995, due to a reduction in tax-exempt income. Other components of federal income tax expense were generally unchanged.

Results of Operations

                             1995 compared to 1994

     Total interest income increased from 1994's total of $5,461,000 to $6,461,000 in 1995. This increase was driven by both volume and yield. Average earning assets were up over $5 million, and the yield on average earning assets increased to 9.47% in 1995, compared to 8.63% in 1994. A significant portion of this interest income growth occurred through the securities portfolio. Specifically, the change in interest income from securities was allocated evenly between an increase in volume and an increase in rates.

     The average rates for loan and security portfolios were at higher yields (after tax adjustment) for the year 1995 versus 1994. The loan yields went from 9.57% in 1994 to 10.36% in 1995. Taxable securities yields increased from 5.10% in 1994 to 6.44% in 1995. Tax-exempt securities yields also increased from 1994 to 1995.

     Interest expense increased 29% from 1994 to 1995. This large increase was a result of increases in volume, increases in rate, and a change in the deposit mix. Total average interest-bearing deposits increased by $4.2 million. The average rate paid on all deposit categories increased, with an overall rate increase of 76 basis points. And, while total interest-bearing deposits increased over $4 million, average time deposits increased $6.9 million, representing migration from low cost interest-bearing demand accounts to higher cost certificates of deposit.

     The various changes in the interest income and interest expense components resulted in an increase in the net interest margin from 4.87% in 1994 to 4.94% in 1995. The increase in yield on earning assets of 84 basis points exceeded the increase on interest-bearing liabilities of 76 basis points, and the ratio of earning assets to total assets increased from 88% in 1994 to 90% in 1995.

     Provision for loan losses - see discussion under 1996 compared to 1995.

     Other income was affected by the start up of a mortgage banking office in Lansing, Michigan. Mortgage banking operations began during 1995 and did not return net positive income during the remainder of the calendar year.

     Security transactions increased moderately from 1994 to 1995. This was due to stabilization of interest rates in the market place. The Bank of Lakeview increased its turnover of securities in an effort to position the portfolio to yield higher interest rates.

     Other expenses increased by 21% from 1994 to 1995. The primary factor for this was the personnel and occupancy costs associated with the office in Lansing for six months of 1995. The Bank of Lakeview also reallocated some personnel through closure of its Stanwood branch and opening of its new facility at Canadian Lakes during 1995. The number of full-time equivalents and officers increases slightly from 1994 to 1995. FDIC insurance expenses were down considerably after premiums for deposit insurance were adjusted for all banks during 1995.

Liquidity

     Lakeview manages its liquidity position through the Bank of Lakeview. The purpose of liquidity management is to fund loan demand, meet the withdrawal needs of customers and provide for operating expenses. Sources of liquidity are cash and funds due from financial institutions, federal funds sold, sale and/or maturity of securities classified as available for sale, maturities of securities held to maturity and principal repayments on loans. Management believes its current liquidity level is sufficient to meet anticipated growth.

     The consolidated statements of cash flows indicate the concerted level of emphasis management has placed upon maximizing interest income from earning assets. While cash and cash equivalents have fluctuated during the prior three years from a high of $7,167,000 at the beginning of 1996 to a low of $4,687,000 at year end 1996, management has been structuring its balance sheet to increase the overall yield of interest earning assets by allocating a larger percentage of interest earning assets to longer term (loan) assets.

     Core deposits are defined as customer account balances that are loyal to a particular financial institution. Core deposits exclude public funds and brokered deposits or "hot money."

                                  1996      1995
                                --------  --------

Liquid Assets (in thousands)    $18,957   $24,060
                                =======   =======

Core Deposits (in thousands)    $69,639   $66,743
% change from prior year           +4.3%    +10.6%


Interest Rate Sensitivity

     The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity gap. An asset or liability is said to be interest rate sensitive within a specific time period, if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

     The Bank of Lakeview uses several analyses to determine the optimal mix of maturities for interest-earning assets relative to interest-bearing liabilities. The predominate tool management utilizes is a Gap analysis. This Gap analysis is prepared routinely to illustrate the interest rate sensitivity of assets maturing and/or re-pricing within specified time frames versus liabilities due within the same time period.

     The following table illustrates the asset and liability funding gaps for selected time periods as of December 31, 1996 (in thousands):

                                      1         1-3         3-6         6-12         1-3        3-5         5+
                                    Month      Months      Months      Months       Years      Years      Years
                                  ---------   ---------   ---------   ---------   ---------   --------   --------
ASSETS
Investments                        $  --       $  --       $  --       $  1,569    $  2,855    $ 2,195    $ 7,651
Loans
   Real estate mortgage                 470       1,480         983       1,194       8,331     12,254      2,680
   Consumer                           1,070         210         247         347       2,299      3,219        158
   Commercial and agricultural        1,253       1,215       3,954       1,826       8,216      8,420      4,376
                                   --------    --------    --------    --------    --------    -------    -------
                                      2,793       2,905       5,184       4,936      21,701     26,088     14,865
LIABILITIES
NOW and MMDA                         17,461
Savings                              11,902
CD's                                  1,442       6,644       7,957       7,630      10,340      3,572         11
Other borrowings                      2,000                      13
                                   --------    --------    --------    --------    --------    -------    -------
                                     32,805       6,644       7,970       7,630      10,340      3,572         11
                                   --------    --------    --------    --------    --------    -------    -------
   Period GAP                      $(30,012)   $ (3,739)   $ (2,786)   $ (2,694)   $ 11,361    $22,516    $14,854
                                   ========    ========    ========    ========    ========    =======    =======
Cumulative GAP                     $(30,012)   $(33,751)   $(36,537)   $(39,231)   $(27,870)   $(5,354)   $ 9,500
Period GAP (%)                       (34.70)%     (4.32)%     (3.22)%     (3.11)%     13.13%     26.03%    17.17%
Cumulative GAP (%)                   (34.70)%    (39.02)%    (42.24)%    (45.35)%    (32.22)%    (6.19)%   10.98%

Capital Management

     Total shareholders' equity was approximately $8.47 million at December 31, 1996. This balance reflected a minor decrease from the December 31, 1995, total shareholders' equity of $8.48 million. Net income of $884,000 for the 1996 year was offset by cash dividends of $882,000 and a decrease of the unrealized gain on securities of $170,000 and the additional capital invested through the exercise of stock options. During 1995 Lakeview Financial Corporation chose not to distribute any earnings in cash. Instead a 3-for-1 stock split and a 5% stock dividend were declared.

     Restrictions exist due to regulatory guidelines imposed upon all financial institutions regarding the Bank of Lakeview's ability to transfer funds to Lakeview in the form of cash dividends, loans or advances. These restrictions have no significant impact on Lakeview's dividend policy or operations and are not anticipated to have any major the impact in the future.

     Lakeview's subsidiary, Bank of Lakeview, remains above the minimum capital levels required by regulatory agencies to meet the definition of a well capitalized bank. The banking regulators may alter minimum capital requirements as a result of revising their internal policies and their rating of Lakeview's subsidiary bank. As of December 31, 1996, management is not aware of any current recommendations by banking authorities which, if they were to be implemented, would have, or are reasonably likely to have a material adverse effect on Lakeview's liquidity, capital resources or operations.

     The December 31, 1996 Lakeview Financial Corporation Consolidated Financial Statements include, under the heading of Note No. 15 Regulatory Matters, the Bank of Lakeview's capital ratios in a table format.

New Accounting Standards

     In August 1996, the FASB issued Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. The Statement is effective for transfers and servicing of financial assets and extinguishment of liabilities for some transactions in 1997 and others in 1998, and is to be applied prospectively. Example transactions covered by SFAS No. 125 include asset securitizations, repurchase agreements, wash sales, loan participations, transfers of loans with recourse and servicing of loans. The standard is based on a consistent application of a financial-components approach that focuses on control. Under this Statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 supersedes SFAS No. 122, Accounting for Mortgage Servicing Rights, and supersedes SFAS No. 76, Extinguishment of Debt and SFAS No. 77, Reporting by Transferors for Transfers of Receivables with Recourse. Retroactive application is not permitted. Adoption of this standard is not expected to have a material impact on Lakeview's financial position or results of operations.

     In March 1997, the FASB issued SFAS No. 128, Earnings Per Share, which is effective for financial statements beginning with year end 1997. It is not effective for interim periods ending in 1997. This Statement simplifies the accounting requirements of calculating earnings per share by replacing primary earnings per share (EPS) with basic EPS. It also requires dual presentation of basic EPS and diluted EPS for entities with complex capital structures. Basic earnings per share for 1997 and later will be calculated solely on average common shares outstanding. Diluted earnings per share will reflect the potential dilution of stock options and other common stock equivalents. All prior calculations should be restated to be comparable to the new methods.

The Impact of Inflation and Changing Prices

     For a financial institution, the effects of price changes and inflation can vary substantially. Inflation affects the growth of total assets, but it is difficult to assess its impact since neither the timing nor the magnitude of the changes in the consumer price index (CPI) coincides with changes in interest rates. The price of one or more of the important components of the CPI may fluctuate considerably and thereby influence the overall CPI without having a corresponding affect on interest rates or upon the cost of those goods and services normally purchased by Lakeview. In years of high inflation and high interest rates, intermediate and long-term fixed interest rates tend to increase, thereby adversely impacting the market values of investment securities, mortgage loans and other long-term fixed rate loans. In addition, higher short-term interest rates caused by inflation tend to increase the cost of funds. In other years, the reverse situation may occur.

Audited Consolidated Financial Statements

     Lakeview Financial Corporation and Subsidiary Financial Statements December 31, 1996, 1995 and 1994

                        REPORT OF INDEPENDENT AUDITORS



Board of Directors and Stockholders
Lakeview Financial Corporation, Inc.
Lakeview, Michigan


We have audited the accompanying consolidated balance sheets of Lakeview Financial Corporation, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lakeview Financial Corporation, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its methods of accounting for impaired loans in 1995 and securities in 1994 to conform to new accounting guidance.



                                          Crowe, Chizek and Company LLP
Grand Rapids, Michigan
February 20, 1997

                        LAKEVIEW FINANCIAL CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                          December 31, 1996 and 1995

                                                                     1996                1995
                                                                 -----------         -----------
ASSETS
Cash and due from financial institutions                         $ 4,687,608         $ 4,366,891
Federal funds sold                                                                     2,800,000
                                                                 -----------         -----------
  Cash and cash equivalents                                        4,687,608           7,166,891

Securities available for sale                                     14,269,874          16,449,354
Loans
  Commercial and agricultural                                     29,260,087          25,216,836
  Consumer                                                         7,550,329           5,641,654
  Residential real estate                                         27,391,703          23,779,128
                                                                 -----------         -----------
                                                                  64,202,119          54,637,618
  Less allowance for loan losses                                    (749,934)           (880,644)
                                                                 -----------         -----------
                                                                  63,452,185          53,756,974

Premises and equipment, net                                        2,072,894           2,211,387
Accrued interest receivable                                          910,227             959,536
Other assets                                                       1,103,054             777,187
                                                                 -----------         -----------
                                                                  86,495,842          81,321,329
                                                                 ===========         ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Noninterest-bearing:                                           $ 7,124,602         $ 7,431,899
  Interest-bearing
    Demand accounts                                               17,460,956          15,815,905
    Savings                                                       11,902,219          11,686,697
    Time                                                          37,596,400          35,997,804
                                                                 -----------         -----------
      Total deposits                                              74,084,177          70,932,305

Other borrowings                                                   2,012,952             562,807
Accrued interest and other liabilities                             1,699,147           1,314,038
                                                                 -----------         -----------
                                                                  77,796,276          72,809,150

Employee Stock Ownership Plan (ESOP) securities,
  net of ESOP loan (Note 10)                                         225,944              31,842

Commitments and contingencies (Notes 12 and 14)

Stockholders' equity
  Common stock, $3.34 par value; authorized 1,500,000
    shares; 657,464 and 636,770 shares issued and outstanding
    at December 31, 1996 and 1995, respectively                    2,162,684           2,093,714
  Additional paid-in capital                                         974,753             882,384
  Retained earnings                                                5,131,529           5,129,808
  Net unrealized gain on securities available for sale,
    net of tax of ($105,430) and ($192,888) as of December 31,
    1996 and 1995, respectively                                      204,656             374,431
                                                                 -----------         -----------
                                                                   8,473,622           8,480,337
                                                                 -----------         -----------

                                                                  86,495,842          81,321,329
                                                                 ===========         ===========

See accompanying notes to consolidated financial statements.

                        LAKEVIEW FINANCIAL CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                 Years ended December 31, 1996, 1995 and 1994


                                                1996            1995            1994
                                             ----------      ----------      ----------
Interest income
  Loans, including fees                      $6,033,608      $5,301,380      $4,673,598
  Securities available for sale
    Taxable                                     910,338         975,120         634,127
    Tax-exempt                                  229,027         184,582         153,197
                                             ----------      ----------      ----------
                                              7,172,973       6,461,082       5,460,922
Interest expense
  Deposits                                    2,970,068       2,736,223       2,110,268
  Other borrowings                               71,107          12,879          16,061
                                             ----------      ----------      ----------
                                              3,041,175       2,749,102       2,126,329
                                             ----------      ----------      ----------

Net interest income                           4,131,798       3,711,980       3,334,593

Provision for loan losses                       180,000          25,000         245,000
                                             ----------      ----------      ----------

Net interest income after provision
  for loan losses                             3,951,798       3,686,980       3,089,593

Other income
  Service charges on deposit accounts           310,620         309,278         300,445
  Gain (loss) on sale of securities              63,329          (7,954)        (21,282)
  Gain on sale of mortgage loans                                160,215
  Other                                         209,586         225,732         161,284
                                             ----------      ----------      ----------
                                                583,535         687,271         440,447
Other expense
  Salaries and employee benefits              1,572,539       1,623,101       1,193,631
  Occupancy                                     620,641         524,057         457,920
  FDIC insurance premium                          2,000          73,146         140,834
  Loan and collection                           112,397         114,196         165,510
  Insurance                                      86,770          82,175          80,572
  Other                                         939,116         924,486         729,804
                                             ----------      ----------      ----------
                                              3,333,463       3,341,161       2,768,271
                                             ----------      ----------      ----------

Income before federal income taxes            1,201,870       1,033,090         761,769

Federal income tax expense                      317,897         257,875         217,012
                                             ----------      ----------      ----------

Net income                                   $  883,973      $  775,215      $  544,757
                                             ==========      ==========      ==========

Earnings per common and common
  equivalent share                           $     1.28      $     1.19      $      .85
                                             ==========      ==========      ==========

Common and common equivalent
  Shares outstanding                            693,178         652,952         637,935
                                             ==========      ==========      ==========


See accompanying notes to consolidated financial statements.

                         LAKEVIEW FINANCIAL CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  Years ended December 31, 1996, 1995 and 1994

                                                                                    Net Unrealized
                                                                                    Gain (Loss) on
                                                         Additional                   Securities
                                              Common       Paid-In      Retained       Available
                                  Shares      Stock        Capital      Earnings       For Sale         Total
                                 --------  ------------  -----------  ------------  ---------------  ------------
Balances, January 1, 1994        637,846    $2,024,910    $ 676,602    $4,450,805                     $7,152,317
Unrealized gain upon
 adoption of SFAS No. 115
 on January 1, 1994                                                                      $  20,163        20,163
Net income                                                                544,757                        544,757
Cash dividends ($.32 per
  share)                                                                 (202,536)                      (202,536)
Change in net unrealized
 gain (loss) on securities
 available for sale                                                                       (224,897)     (224,897)
Stock options exercised              148           470        1,300                                        1,770
Repurchase of stock                   (6)          (20)         (64)                                         (84)
                                 -------    ----------    ---------    ----------        ---------    ----------
Balances, December 31,
  1994                           637,988     2,025,360      677,838     4,793,026         (204,734)    7,291,490
Net income                                                                775,215                        775,215
Stock repurchases for the                                  (133,872)
 adoption of ESOP                                                                                       (133,872)
Shares committed to be                                       23,869
 released under ESOP                                                                                      23,869
Reclassification of ESOP
 shares subject to put option                  (33,246)       1,404                                      (31,842)
Change in net unrealized
 gain (loss) on securities
 available for sale                                                                        579,165       579,165
Stock options exercised            1,155         3,850        7,105                                       10,955
Cash paid for fractional
 shares on stock dividend            (44)                                  (1,454)                        (1,454)
Stock dividend of 5%                           105,529      331,450      (436,979)
Repurchase of stock               (2,329)       (7,779)     (25,410)                                     (33,189)
                                 -------    ----------    ---------    ----------        ---------    ----------

      See accompanying notes to consolidated financial statements.

                         LAKEVIEW FINANCIAL CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  Years ended December 31, 1996, 1995 and 1994


                                                                                      Net Unrealized
                                                                                      Gain (Loss) on
                                                          Additional                    Securities
                                              Common        Paid-In      Retained        Available
                                  Shares       Stock        Capital      Earnings        For Sale         Total
                                 --------  -------------  -----------  -------------  ---------------  ------------
Balances, December 31,
 1995                            636,770      2,093,714      882,384      5,129,808        $ 374,431     8,480,337
Net income                                                                  883,973                        883,973
Shares committed to be
 released under ESOP                                          97,051                                        97,051
Reclassification of ESOP
 shares subject to put option                               (194,102)                                     (194,102)
Cash dividends at $1.35 per
 share                                                                     (882,252)                      (882,252)
Change in net unrealized
 gain (loss) on securities
 available for sale                                                                         (169,775)     (169,775)
Stock options exercised           22,259         72,945      202,403                                       275,348
Repurchase of stock               (1,565)        (3,975)     (12,983)                                      (16,958)
                                 -------     ----------    ---------     ----------        ---------    ----------
Balances, December 31,
  1996                           657,464     $2,162,684    $ 974,753     $5,131,529        $ 204,656    $8,473,622
                                 =======     ==========    =========     ==========        =========    ==========

      See accompanying notes to consolidated financial statements.

                         LAKEVIEW FINANCIAL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1996, 1995 and 1994


                                                               1996           1995          1994
                                                               ----           ----          ----
Cash flows from operating activities
 Net income                                                $    883,973   $   775,215   $   544,757
 Adjustments to reconcile net income to net cash
  from operating activities
   Depreciation and amortization                                264,497       241,288       317,970
   Provision for loan losses                                    180,000        25,000       245,000
   ESOP expense                                                  97,051        23,869
   Net amortization/accretion on securities                    (121,375)      (97,972)
   (Gain) loss on sale of securities available for sale         (63,329)        7,954        21,282
   Gain on sale of loans                                                     (160,215)
   Net (gain) loss on sale of equipment                             527       (64,955)       (5,500)
   Net (gain) loss on sale of other real estate owned            35,217         4,347        (7,934)
   Change in accrued interest receivable
    and other assets                                           (852,701)     (299,897)     (233,321)
   Change in accrued interest payable
    and other liabilities                                       385,109       133,664      (159,367)
                                                           ------------   -----------   -----------
     Net cash from operating activities                         808,969       588,298       722,887

Cash flows from investing activities
 Purchases of securities available for sale                 (24,805,447)   (6,526,845)   (8,438,103)
 Proceeds from sales of securities available for sale         2,603,307     3,844,509     2,992,578
 Proceeds from maturities and calls of securities
  available for sale                                         22,582,057     2,125,437       375,581
 Purchases of securities held to maturity                                  (1,599,949)  (2,116,463)
 Proceeds from maturities of securities held to maturity                      640,000     5,395,685
 Principal paydowns on securities available for sale          1,727,032     1,207,923
 Net change in loans                                         (9,469,525)   (5,331,633)     (707,472)
 Surrender of cash value life insurance products                                          1,078,954
 Capital expenditures                                          (121,487)     (430,593)     (322,831)
 Proceeds from sale of equipment                                    956       135,965        10,500
 Proceeds from sale of other real estate owned                  216,700        82,865       166,103
                                                           ------------   -----------   -----------
   Net cash from investing activities                        (7,266,407)   (5,852,321)   (1,565,468)

Cash flows from financing activities
 Net increase in deposits                                     3,151,872     6,494,664       167,358
 Change in other borrowings                                   1,450,145       562,807       (60,000)
 Dividends paid                                                (882,252)       (1,454)     (202,536)
 Common stock repurchased                                       (16,958)      (33,189)          (84)
 Purchases of stock for ESOP                                                 (133,872)
 Stock options exercised                                        275,348        10,955         1,770
                                                           ------------   -----------   -----------
   Net cash from financing activities                         3,978,155     6,899,911       (93,492)
                                                           ------------   -----------   -----------

Net increase (decrease) in cash and cash equivalents         (2,479,283)    1,635,888      (936,073)

Cash and cash equivalents at beginning of year                7,166,891     5,531,003     6,467,076
                                                           ------------   -----------   -----------

Cash and cash equivalents at end of year                   $  4,687,608   $ 7,166,891   $ 5,531,003
                                                           ============   ===========   ===========

Supplemental disclosure of cash flow information
 Cash paid during the year for
   Interest                                                $  3,036,590   $ 2,690,800   $ 2,118,262
   Federal income taxes                                         191,998       215,072       270,000

See accompanying notes to consolidated financial statements.

                        LAKEVIEW FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations: Lakeview Financial Corporation ("Lakeview") is a holding company for a rural, community-based financial institution offering commercial and consumer loan and deposit products to its customers. Lakeview loan and deposit accounts are primarily with customers located in the western central region of Michigan, in Montcalm and Mecosta counties.

     Principles of Consolidation: The consolidated financial statements include the accounts of Lakeview Financial Corporation, Inc. and its wholly-owned subsidiary, Bank of Lakeview (the Bank). All significant intercompany transactions and balances have been eliminated in consolidation.

     Use of Estimates in Preparing Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Certain Significant Estimates: The primary estimates incorporated into Lakeview's financial statements which are susceptible to possible material change in the near term include the allowance for loan losses and fair value of certain securities.

     Statement of Cash Flows: Cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Lakeview reports loan transactions, deposit transactions and other borrowings on a net basis.

     Securities: Securities available for sale consist of those securities that might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs or other factors. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss is reported, net of tax, as a separate component of stockholders' equity until realized.

     Premiums and discounts on securities are recognized in interest income using the level yield method over the estimated life of the security. Gains and losses on the sale of securities available for sale are determined using the specific identification method.

     Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal amounts adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is reported on the interest method and includes amortization of deferred loan origination fees and certain direct origination costs over the term of the loan.

     Management reviews loans delinquent 90 days or more to determine if interest accrual should be discontinued based on the estimated fair market value of the collateral. Under SFAS No. 114 as amended by SFAS No. 118, the carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as a component of the provision for loan losses.

     Allowance for Loan Losses: Because some loans may not be repaid in full, an allowance for loan losses is maintained by management at a level considered adequate to absorb inherent losses in the loan portfolio. Management's estimate is based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral value, and other factors and estimates which are subject to change over time. The allowance is increased by provisions for loan losses charged to expense and reduced by charge-offs, net of recoveries. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged-off against the allowance by management as a loss when deemed uncollectible, although collection efforts may continue and future recoveries may occur.

     In May, 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan (SFAS No. 114), later amended by SFAS No. 118. These standards, which became effective for the Company beginning January 1, 1995, require that impaired loans be measured based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. A loan is impaired when it is probable that Lakeview will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans are adjusted to fair value by allocating a portion of the allowance for loan losses to such loans. Adoption of these standards had no material impact on Lakeview's financial condition or results of operations for 1995.

     Impairment is evaluated in total for smaller-balance loans of similar nature, such as residential first mortgage loans secured by one-to-four family residences and consumer loans, and on an individual loan basis for commercial loans, agricultural loans and first mortgage loans secured by other properties. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when the internal grading system indicates a doubtful or loss classification. Loans are generally moved to nonaccrual status when 90 days or more past due. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

     Foreclosed Real Estate: Real estate acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at the lower of cost, as defined, or fair value less costs to sell. After foreclosure, valuations are periodically performed by management, and an allowance for losses is established by a charge to other expense if the carrying value of a property exceeds its estimated fair value less costs to sell. Revenue and expenses from operations of foreclosed real estate are included within other income or expense. Changes in the valuation allowance are included in gain or loss on foreclosed real estate.

     Stock Compensation: Expense for employee compensation under stock option plans is based on APB Opinion 25, with expense reported only if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are provided as if the fair value method of Financial Accounting Standard No. 123 were used for stock-based compensation.

     Federal Income Taxes: Income tax expense is based on the amount of taxes due on Lakeview's tax return plus or minus the change in net deferred tax assets or liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

     Premises and Equipment: Land is carried at cost. Building, furniture, fixtures and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

     Stock Split and Stock Dividend: During 1995, the Company split its stock on a three-for-one basis and adjusted the par value from $10.00 to $3.34 per share. Subsequently, the Company issued a 5% stock dividend. The stock split had no impact on the Company's equity accounts. The stock dividend was recorded at fair value through a transfer from retained earnings to common stock and additional paid-in capital.

     Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance-sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

     Earnings Per Share: Earnings per share are based upon the weighted average common and common equivalent shares outstanding (excluding unallocated ESOP shares) during the period. The weighted average common and common equivalent shares outstanding were 693,178 and 652,952 for 1996 and 1995, respectively. For purposes of calculating the dilutive effect of stock options, fair value of Lakeview's common stock for 1994 and 1995 was assumed to be equal to the values obtained in appraisals performed in conjunction with Lakeview's Employee Stock Ownership Plan. For 1996, the fair value was assumed to be equal to the value of the consideration which would be received under the terms of a letter of intent for the affiliation of Lakeview with Firstbank Corporation dated February 18, 1997 (Note 2). All 1996, 1995 and 1994 share and per share information has been adjusted for stock splits and stock dividends.

     Supplemental Disclosure of Noncash Investing Activities: Upon the adoption of SFAS No. 115 at January 1, 1994, the Corporation transferred $5,066,325 from investment securities to securities available for sale and transferred $8,877,579 from investment securities to investment securities held to maturity.

     Reclassification of in-substance foreclosed real estate to loans totaled $349,668 in 1995, upon adoption of SFAS No. 114. Loans transferred to other real estate equaled $405,686, $349,668 and $197,189 in 1996, 1995 and 1994,
respectively.

     On November 30, 1995, the Corporation transferred securities with a carrying value of $6,357,620 and a fair value of $6,606,630 from the classification of securities held to maturity to securities available for sale. This transfer was permitted under guidance issued by the Financial Accounting Standards Board.

     Reclassifications: Certain amounts in the 1995 and 1994 consolidated financial statements have been reclassified to conform with the 1996 presentation.

     Issued But Not Yet Adopted Accounting Standards: In August 1996, the FASB issued Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities for some transaction in 1997 and others in 1998, and is to be applied prospectively. Example transactions covered by SFAS No. 125 include asset securitizations, repurchase agreements, wash sales, loan participations, transfers of loans with recourse and servicing of loans. The standard is based on a consistent application of a financial-components approach that focuses on control. Under this Statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 supersedes SFAS No. 122, Accounting for Mortgage Servicing Rights, and supersedes SFAS No. 76, Extinguishment of Debt and SFAS No. 77, Reporting by Transferors for Transfers of Receivables with Recourse. Retroactive application is not permitted. Management has not fully evaluated the impact of the statement on the Company's financial position or results of operations.

NOTE 2 - PROPOSED AFFILIATION

     On February 18, 1997, the Board of Directors of Lakeview accepted an offer of affiliation from Firstbank Corporation of Alma, Michigan. Under the terms of the Letter of Intent, Firstbank Corporation would acquire all of the outstanding shares of Lakeview's stock in exchange for shares of stock of Firstbank Corporation and cash. Each share of Lakeview stock would have an approximate sale value ranging from $21.30 to $25.07, depending on the market price of Firstbank Corporation's stock during the month prior to the closing of the transaction. The sale is subject to the completion of a Definitive Agreement and Plan of Merger and will require the approval of Lakeview's shareholders.

NOTE 3 - SECURITIES

     Securities have been classified in the Consolidated Balance Sheets according to management intent. The amortized cost and estimated fair values of securities at December 31, 1996 and 1995 are as follows:

Available for Sale
                                                     Gross         Gross
                                       Amortized   Unrealized    Unrealized      Fair
                                          Cost        Gains        Losses       Value
                                       ----------  -----------  ------------  ----------
1996
----
U.S. Treasury securities              $ 1,998,032    $  9,157                $ 2,007,189
Obligations of other U.S.
  Government agencies                   1,912,921      57,141                  1,970,062
Asset-backed securities other
  than mortgages                        6,178,743     122,709    $(27,413)     6,274,039
Obligations of state and political
  subdivisions                          3,870,092     157,587      (9,095)     4,018,584
                                      -----------    --------    --------    -----------

                                      $13,959,788    $346,594    $(36,508)   $14,269,874
                                      ===========    ========    ========    ===========

1995
----
U.S. Treasury securities               $1,997,468    $ 34,095                 $2,031,563
Obligations of other U.S.
  Government agencies                   1,866,005     114,501                  1,980,506
Mortgage-backed securities
Pass-through certificates               2,535,327      16,371                  2,551,698
Collateralized mortgage
  obligations                           5,856,465     229,519                  6,085,984
Asset-backed securities other
  than mortgages                          506,972       1,728                    508,700
Obligations of state and political
  subdivisions                          3,119,798     172,478      (1,373)     3,290,903
                                      -----------    --------    --------    -----------
                                      $15,882,035    $568,692    $ (1,373)   $16,449,354
                                      ===========    ========    ========    ===========

     The amortized cost and estimated fair value of securities at December 31, 1996 and 1995, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage and asset-backed securities are not reported by a specific maturity grouping because of their variable payment structures.


                             ...................Available for Sale...................
                                         1 9 9 6                     1 9 9 5
                                         -------                     -------
                              Amortized         Fair        Amortized         Fair
                                 Cost          Value           Cost          Value
                                 ----          -----           ----          -----
Due in one year or less      $ 1,549,966    $ 1,554,119    $   248,372    $   250,031
Due after one year
 through five years            2,985,987      3,088,131      4,503,727      4,845,302
Due after five years
 through ten years             1,048,831      1,116,478      1,083,266      1,565,493
Due after ten years            2,196,261      2,237,107      1,147,906        642,146
                             -----------    -----------    -----------    -----------
                               7,781,045      7,995,835      6,983,271      7,302,972
Mortgage and asset-backed
 securities                    6,178,743      6,274,039      8,898,764      9,146,382
                             -----------    -----------    -----------    -----------

                             $13,959,788    $14,269,874    $15,882,035    $16,449,354
                             ===========    ===========    ===========    ===========

     Proceeds from the sale of securities available for sale during 1996, 1995 and 1994 were $2,603,307, $3,844,509 and $2,992,578, respectively. Gross losses of $2,066, $7,954 and $21,282, respectively, were realized in connection with these sales. Gross gains of $65,395 were realized in 1996. There were no gains recognized in 1995 or 1994. There were no sales or transfers from securities held to maturity during 1994.

     Securities with an amortized cost of approximately $2,150,000 and $2,000,000 at December 31, 1996 and 1995, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

NOTE 4 - LOANS

     As of December 31, 1996 and 1995, the Bank of Lakeview's receivables from borrowers in the agricultural industry were approximately $17 million and $16 million, respectively. Agricultural loans are generally secured by property, equipment and crop income. Repayment is expected from cash flow from the harvest and sale of crops. Due to the increased inherent risk involved, credit losses arising from the Bank of Lakeview's lending experience in the agricultural industry compare somewhat less favorably than with the Bank of Lakeview's loss experience on its loan portfolio as a whole. Credit evaluation of agricultural lending is based on an evaluation of cash flow coverage of principal and interest payments, including adequacy of collateral received.

     Certain directors and executive officers of Lakeview and the Bank of Lakeview, including their immediate families and companies in which they are principal owners, were loan customers of the Bank of Lakeview during 1996, 1995 and 1994. Such loans amounted to approximately $556,644, $630,103 and $855,247 at December 31, 1996, 1995 and 1994. During 1996, $105,500 of related party loans were originated and $178,959 of repayments were made on those loans.

NOTE 5 - ALLOWANCE FOR LOAN LOSSES

     Following is a summary of the activity in the allowance for loan losses for the years ended December 31, 1996, 1995 and 1994:


                                                           1996              1995             1994
                                                           ----              ----             ----

  Balance at beginning of year                          $ 880,644         $ 996,141        $ 931,823
    Provision charged to operations                       180,000            25,000          245,000
    Loans charged off                                    (345,734)         (187,758)        (272,168)
    Recoveries of loans previously charged off             35,024            47,261           91,486
                                                        ---------         ---------        ---------

  Balance at end of year                                $ 749,934         $ 880,644        $ 996,141
                                                        =========         =========        =========

Information regarding impaired loans is as follows for the year ended December 31:

                                                                             1996             1995
                                                                             ----             ----

  Average investment in impaired loans                                     $399,658         $703,671
  Interest income recognized on impaired loans
    including interest income recognized on cash basis                        9,700           33,761
  Interest income recognized on impaired loans on cash basis                  8,343           33,413

Information regarding impaired loans at year-end is as follows:

  Balance of impaired loans                                                $365,604         $591,033
  Less portion for which no allowance
    for loan losses is allocated                                            129,611
                                                                           --------         --------

  Portion of impaired loans balance for which
    an allowance for credit losses is allocated                            $235,993         $591,033
                                                                           ========         ========

  Portion of allowance for loan losses allocated
    to the impaired loan balance                                           $ 25,594         $186,000

     Impaired loan information was first required in 1995. At December 31, 1994, approximately $1,737,000 of loans were on nonaccrual status. If nonaccrual loans had been maintained current in accordance with their original terms, additional interest income of approximately $99,000 would have been recorded in 1994.

NOTE 6 - BANK PREMISES AND EQUIPMENT

     A summary of bank premises and equipment, and related accumulated depreciation and amortization, at December 31, 1996 and 1995, follows:

                                                                             1996             1995
                                                                             ----             ----
  Land and land improvements                                            $   164,735      $   164,735
  Building and building improvements                                      1,713,916        1,597,902
  Furniture and equipment                                                 2,086,218        2,077,188
  Construction in progress                                                                    21,863
                                                                                         -----------
                                                                          3,964,869        3,861,688
  Less accumulated depreciation                                          (1,891,975)      (1,650,301)
                                                                        -----------      -----------

                                                                        $ 2,072,894      $ 2,211,387
                                                                        ===========      ===========

NOTE 7 - DEPOSITS

     The aggregate amount of time deposits with a minimum denomination of $100,000, was approximately $3,971,000 and $4,231,000 at December 31, 1996 and
1995, respectively. Maturities of all certificates at December 31, 1996 are as follows:


          1997                                      $23,673,779
          1998                                        6,595,245
          1999                                        3,743,938
          2000                                        1,938,868
          2001                                        1,633,570
          Thereafter                                     11,000
                                                    -----------

                                                    $37,596,400
                                                    ===========

Deposits accepted from related parties were $272,840 and $220,532 at December 31, 1996 and 1995, respectively.

NOTE 8 - FEDERAL INCOME TAXES

     The components of federal income tax expense for the years ended December 31, were as follows:

                                                1996        1995        1994
                                                ----        ----        ----
      Current expense                         $198,471    $234,207    $215,948
      Deferred expense                         119,426      23,668       1,064
                                              --------    --------    --------

                                              $317,897    $257,875    $217,012
                                              ========    ========    ========

     Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income from continuing operations as a result of the following:

                                                1996        1995        1994
                                                ----        ----        ----
     Expense computed at statutory rate       $408,635    $351,251    $259,001
     Effect of tax-exempt interest             (89,501)    (92,026)    (59,763)
     Other, net                                 (1,237)     (1,350)     17,774
                                              --------    --------    --------

                                              $317,897    $257,875    $217,012
                                              ========    ========    ========

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995, are presented below:

                                                            1996        1995
                                                            ----        ----
     Deferred tax assets
       Allowance for loan losses                         $ 147,624   $ 198,528
       Defined benefit plan and deferred compensation      240,431     268,204
       Other                                                 4,496      44,038
                                                         ---------   ---------
                                                           392,551     510,770
     Deferred tax liabilities
       Premises and equipment                              (56,383)    (57,150)
       Other                                                (2,917)       (943)
       Unrealized gain on securities available for sale   (105,429)   (192,888)
                                                         ---------   ---------
                                                          (164,729)   (250,981)
                                                         ---------   ---------

       Net deferred tax asset                            $ 227,822   $ 259,789
                                                         =========   =========

No valuation allowance was established for deferred tax assets as of December 31, 1996 and 1995.

NOTE 9 - OTHER BORROWINGS

     The Bank of Lakeview has borrowing resources available with the Federal Home Loan Bank (FHLB) and correspondent banks. The Bank of Lakeview has access to credit of $32,700,000 from FHLB, limited by the type and amount of collateral pledged. At December 31, 1996 and 1995, there were no borrowings from the FHLB. Correspondent bank borrowing capacity is $2,000,000 at NBD and $1,000,000 at LaSalle National Bank and are at variable rates. Other borrowings in the accompanying balance sheets consist primarily of federal funds purchased in 1996 and bank borrowings in 1995.

     At December 31, 1995, the Bank of Lakeview borrowed from a line of credit for $452,804 and had an ESOP loan for $110,003.

NOTE 10 - BENEFIT PLANS

     Lakeview's subsidiary bank maintains a Directors Deferred Compensation Plan
(DDCP) which permits participants to elect to defer a portion of their compensation in order to receive retirement benefits. Under the Plan, directors can elect to defer the receipt of their board fees and earn interest over the period of deferral. Upon retirement or death, whichever comes first, the participants or their beneficiary receive accumulated benefits in monthly payments over a 15-year period. At December 31, 1996 and 1995, the liability for deferred compensation included in other liabilities was $475,378 and $447,377, respectively. Deferred compensation expense for the years ended December 31, 1996 and 1995 was $32,322 and $32,331, respectively.

     Lakeview maintains an Executive Supplemental Income (ESI) Plan for key employees and officers. Included in other liabilities was $49,812 and $22,212 at December 31, 1996 and 1995, respectively. The plan contains a provision whereby in the event of a change in control or ownership, the liability would have accelerated to $240,000 at December 31, 1996.

     Lakeview adopted an Employee Stock Ownership Plan (ESOP) with Internal Revenue Code (IRC) Section 401(k) provisions effective January 1, 1995. The ESOP is intended to be a qualified plan under the IRC and a favorable determination letter has been received. The ESOP has a minimum age requirement of 21 years and a minimum requirement for 1,000 hours of service per year. Participants may direct their contributions among several investment options, including company stock. Under the ESOP, Lakeview may fund discretionary matching contributions up to 100% of participant contributions, limited to a 6% maximum of participants annual compensation. Lakeview Basic and Lakeview Optional contributions are also discretionary. Participant, Company Match and Company Basic contributions vest 100% immediately upon receipt. Lakeview Optional contributions vest according to the length of a participant's service; full vesting occurs at 7 years of service. Forfeitures of unvested Lakeview Optional contributions are reallocated among remaining participants.

     In 1995, the ESOP borrowed $121,803 from a correspondent bank at the prime rate and used those funds to acquire 8,805 shares of the Company's stock at $13.83 per share. The loan balance was $12,952 and $110,003 at December 31, 1996 and 1995, and its scheduled maturity is April 7, 1997. Lakeview guarantees the ESOP debt. The ESOP also acquired 1,149 shares through cash contributions during 1995.

     Shares held by the ESOP are allocated to ESOP participants annually at each plan year end based on principal payments made on the loan. Shares are allocated at the average fair value price per share throughout the year. Allocations of non-matching company contributions are based upon a formula that multiplies a portion of the current year's net income or loss to each participant account. As shares are released from collateral, Lakeview reports compensation expense equal to the current market price of the shares. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings and are added to participant accounts. Dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense was approximately $97,000 and $24,000 for 1996 and 1995, respectively.

     Upon withdrawal from the plan, participants are entitled to require Lakeview to repurchase the stock (referred to as a put option). Withdrawn participants are entitled to exercise the put option for a period of not more than 60 days following the date of distribution of the stock. At December 31, 1996 and 1995, the fair value of ESOP shares subject to repurchase was $238,896 and $141,845. These amounts are reflected outside of shareholders' equity in the consolidated balance sheets, net of the ESOP loan amounts on the respective balance sheet dates.

     Shares held by the ESOP at December 31, 1996 and 1995 are as follows:

                                           1996     1995
                                           ----     ----

Shares committed to be released             1,605    1,675
Shares allocated to participants            7,366    1,604
Unearned shares                               983    6,675
                                         --------  -------

     Total ESOP shares                      9,954    9,954
                                         ========  =======

Fair value information:
     Fair value per share                $  24.00  $ 14.25
     Shares committed to be released       38,520   23,900
     Shares allocated to participants     176,784   22,900
     Unearned shares                       23,592   95,100

NOTE 11 - STOCK OPTION PLANS

     Lakeview maintains three stock options plans. The exercise prices of the options for these plans equal the fair value of Lakeview's stock at the date of grant. The Employee Stock Option Plan is for employees and officers and 31,500 shares were authorized for grant. At December 31, 1996, 25,160 common shares are available for grant. The options have a ten year term and become exercisable three years after the date of grant. Options that expire unexercised are available for future grant.

     The Incentive Stock Option Plan (ISO) is for officers of the Bank of Lakeview and the Nonstatutory Stock Option (NSO) Plan is for directors of the Company. Together the authorization under these plans is for 133,907 common shares. ISO's may not be exercised prior to the date of one year, or after ten years from the date of the grant. NSO's are immediately exercisable and may not be exercised after ten years from the date of the grant. The fair value per option of options granted in 1995 was approximately $1.

                                      Employee Stock               Incentive Stock         Nonstatutory Stock
                                        Option Plan                  Option Plan               Option Plan
                                                  Weighted                     Weighted               Weighted
                                                  Average                       Average                Average
                                    Number        Exercise       Number        Exercise     Number     Exercise
                                  of Options       Price       of Options        Price    of Options    Price
                                  ----------       -----       ----------        -----    ----------    -----
Balances, January 1,
  1994                              10,269        $  9.84
    Exercised                         (148)         11.96
    Forfeited                       (3,229)         10.28
                                    ------

Balances, December 31,
  1994                               6,892           9.64
    Granted                                                      44,601         $13.17      89,299       $13.17
    Exercised                       (1,172)          8.91
    Forfeited                         (472)          9.58
                                    ------

Balances, December 31,
  1995                               5,248           9.81        44,601          13.17      89,299        13.17
    Exercised                       (3,727)         10.04        (3,055)         13.17     (15,477)       13.17
    Forfeited                          (14)         11.29        (3,337)         13.17
                                    ------

Balances, December 31,
  1996, all exercisable              1,507         $10.93        38,209         $13.17      73,822       $13.17
                                    ======                       ======                     ======

     Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), which became effective for 1996, establishes a fair value-based method of accounting for employee stock options. Although the Statement encourages all companies to adopt a fair value-based method of accounting, companies may elect to continue their former method of accounting and make pro forma disclosures of net income and earnings per share as if the fair-value method had been adopted. Accordingly, the following pro forma information presents net income and earnings per share information as if SFAS No. 123 had been adopted for 1995 option grants. No compensation cost was recognized for stock options for 1996, 1995 or 1994.

In future years, the pro forma effect of this standard could increase if additional options are granted.

                                            1996      1995
                                            ----      ----

      Net income as reported               $883,973  $775,215
      Pro forma net income                  879,362   696,767

      Earnings per share as reported           1.28      1.19
      Pro forma earnings per share             1.27      1.07

     The fair value of options granted during 1995 has been estimated using the following weighted average information: risk-free interest rate of 6.5%, expected life of 7 years and expected dividends of 5% per year.

NOTE 12 - FINANCIAL INSTRUMENTS

     Lakeview is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and letters of credit. Lakeview's exposure to credit loss in the event of the nonperformance by the other party to the financial instruments for commitments to extend credit and letters of credit is represented by the contractual amounts of these instruments. Lakeview uses the same credit policies in making such commitments as it does for loans recorded in the financial statements.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

     Financial instruments for which the contract amounts represents credit risk at December 31, 1996 and 1995, are as follows:

                                                 1996               1995
                                             ------------        -----------
Commitments to extend credit
 At fixed rates                              $ 1,622,500         $1,636,294
   Interest rates                             9.25-10.25%              9.79%
   Weighted-average days of commitment    less than          less than
                                          or equal to 30     or equal to 70
 At variable rates                           $   936,000         $  331,000

Unused lines of credit                       $ 1,028,897         $  908,242

     The following disclosure of the fair value of financial instruments is made in accordance with the requirements of Financial Accounting Standards No. 107, Disclosure About Fair Value of Financial Instruments (SFAS No. 107). Where quoted market prices are not available, as is the case for a significant portion of the Company's financial instruments, the fair values are based on estimates using present value of expected cash flows or other valuation techniques.

     The carrying amounts of the following financial instruments are a reasonable approximation of their fair values:

     Cash and cash equivalents
     Accrued interest receivable
     Securities sold under agreements to repurchase and overnight borrowings Accrued interest payable

     The various methods and assumptions used by the Company in estimating fair value for their other financial instruments are as follows:

Securities
----------

     Fair values for securities are based on published market prices and are disclosed in detail in Note 3.

Net loans
---------

     For variable rate loans that reprice frequently with no significant change in credit risk, fair values and based on carrying values. For loans held for sale, fair value is based on prices offered in the secondary market. The fair values for all other loans are estimated using discounted cash flow analysis at interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

Deposits
--------

     The fair values disclosed for deposit accounts with no defined maturities are, by definition, equal to the amount payable on demand at the reporting date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

     The carrying amounts and fair values of Lakeview's financial instruments (in thousands) were as follows:


                                        1996                1995
                                        ----                ----
                                 Carrying     Fair    Carrying   Fair
                                  Amount     Value     Amount    Value
                                  ------     -----     ------    -----
Financial assets
  Cash and cash equivalents      $ 4,688     $ 4,688  $ 7,167   $ 7,167
  Securities                      14,270      14,270   16,549    16,549
  Net loans                       63,452      63,398   53,766    53,935
  Accrued interest receivable        910         910      946       946

Financial liabilities
  Deposits                        74,084      73,985   70,932    71,008
  Accrued interest payable           252         252      248       248

     The Banks' loan commitments, letters of credit and undisbursed loans have been estimated to have no material fair value as such commitments are generally fulfilled at current market rates.

NOTE 13 - RESTRICTIONS ON RETAINED EARNINGS

     Regulatory authorities have imposed certain restrictions on the amount of dividends a bank can pay. At December 31, 1996, the Bank of Lakeview could pay aggregate dividends to the Company of approximately $2.1 million without prior regulatory approval.

NOTE 14 - CONTINGENT LIABILITIES

     In the ordinary course of business, the Company has various outstanding commitments and contingencies that are not reflected in the accompanying financial statements. In addition, the Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Company.

NOTE 15 - REGULATORY MATTERS

     The Bank of Lakeview is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank of Lakeview's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank of Lakeview must meet specific capital guidelines that involve quantitative measures of the Bank of Lakeview's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank of Lakeview's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank of Lakeview to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

     The Bank's actual capital amounts (in thousands) and ratios are also presented in the table.

                                                                                                            Minimum Required
                                                                                                               to be Well
                                                                                Minimum Required            Capitalized Under
                                                                                   for Capital              Prompt Corrective
                                                                                Adequacy Purposes           Action Regulations
                                                              Actual            -----------------           ------------------
                                                        Amount      Ratio       Amount      Ratio           Amount       Ratio
                                                        ------      -----       ------      -----           ------       -----
1996
----
  Total capital (to risk-weighted assets)               $8,981      10.41%      $6,902        8%            $8,628         10%
  Tier 1 capital (to risk-weighted assets)               8,231       9.54        3,451        4              5,177          6
  Tier 1 capital (to average assets)                     8,231       9.86        3,346        4              4,182          5

1995
----
  Total capital (to risk-weighted assets)               $7,993      11.11%      $5,754        8%            $7,194         10%
  Tier 1 capital (to risk-weighted assets)               8,844      12.30        2,877        4              4,314          6
  Tier 1 capital (to average assets)                     8,844      11.76        3,008        4              2,256          5

     The subsidiary bank is required by law to maintain cash or noninterest-bearing deposits with the Federal Reserve Bank to meet regulatory reserve requirements. At December 31, 1996, the reserve requirement was $485,000.

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

     Condensed financial information for Lakeview Financial Corporation, Inc. is summarized below:

                           CONDENSED BALANCE SHEETS

                                                                     December 31,
                                                                     ------------
                                                                 1996            1995
                                                                 ----            ----
  ASSETS
  Cash                                                        $   20,119     $   42,085
  Investment in subsidiary                                     8,447,200      8,257,764
  Other assets                                                   462,359        621,809
                                                              ----------     ----------

                                                              $8,929,678     $8,921,658
                                                              ==========     ==========

  LIABILITIES AND STOCKHOLDERS' EQUITY
  Other liabilities                                           $  230,112     $  409,479
  ESOP securities, net of ESOP loan                              225,944         31,842

  Stockholders' equity                                         8,473,622      8,480,337
                                                              ----------     ----------

                                                              $8,929,678     $8,921,658
                                                              ==========     ==========

                        LAKEVIEW FINANCIAL CORPORATION
                        CONDENSED STATEMENTS OF INCOME
                 Years ended December 31, 1996, 1995 and 1994

                                                   1996        1995        1994
                                                 --------    --------    --------
Income
    Interest                                     $172,890    $ 89,368
    Dividends from subsidiary                     765,000     300,000    $245,000
    Other income                                              160,215
                                                 --------    --------    --------
                                                  937,890     549,583     245,000

Expenses
    Salaries and wages                            142,334     191,129
    Interest                                                                1,091
    Other                                         246,474     232,246      35,767
                                                 --------    --------    --------
                                                  388,808     423,375      36,858
                                                 --------    --------    --------

Income before federal income taxes and equity
 in undistributed net income of subsidiary        549,082     126,208     208,142


Income tax benefit                                 72,731      59,088      12,532
                                                 --------    --------    --------

Income before equity in undistributed
 net income of subsidiary                         621,813     185,296     220,674

Equity in undistributed net income
 of subsidiary                                    262,160     589,919     334,083
                                                 --------    --------    --------

Net income                                       $883,973    $775,215    $554,757
                                                 ========    ========    ========

                         LAKEVIEW FINANCIAL CORPORATION
                       CONDENSED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1996, 1995 and 1994

                                                            1996           1995          1994
                                                         -----------    ----------    ----------
Cash flows from operating activities
   Net income                                            $   883,973     $ 775,215     $ 544,757
   Adjustments to reconcile net income to
    net cash from operating activities
       Equity in income of subsidiary                     (1,027,160)     (889,919)     (579,083)
       Change in other assets                                159,450      (475,415)       52,149
       Change in other liabilities                          (179,367)      343,629       (60,000)
                                                          ----------     ---------     ---------
           Net cash from operating activities               (163,104)     (246,490)      (42,177)

Cash flows from investing activities
   Cash dividends received from subsidiary                   765,000       300,000       245,000
                                                          ----------     ---------     ---------
       Net cash from investing activities                    765,000       300,000       245,000

Cash flows from financing activities
   Proceeds from issuance of stock options                   275,348        10,955         1,770
   Common stock repurchased                                  (16,958)      (34,643)          (84)
   Dividends paid                                           (882,252)                   (202,536)
                                                          ----------     ---------     ---------
       Net cash from financing activities                   (623,862)      (23,688)     (200,850)
                                                          ----------     ---------     ---------

Change in cash                                               (21,966)       29,822         1,973

Cash at beginning of year                                     42,085        12,263        10,290
                                                          ----------     ---------

Cash at end of year                                       $   20,119     $  42,085     $  12,263
                                                          ==========     =========     =========

Unaudited Condensed Consolidated Financial Statements



                 LAKEVIEW FINANCIAL CORPORATION AND SUBSIDIARY
                             FINANCIAL STATEMENTS
           FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1997 AND 1996

                        LAKEVIEW FINANCIAL CORPORATION
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                     March 31, 1997 and December 31, 1996
                                  (Unaudited)

                                                                     1997           1996
                                                                 -----------     -----------
ASSETS
Cash and due from financial institutions                         $ 3,055,717     $ 4,687,608

Securities available for sale                                     13,545,884      14,269,874

Loans
   Commercial and agricultural                                    28,638,301      29,260,087
   Consumer                                                        7,737,992       7,550,329
   Residential real estate                                        27,773,628      27,391,703
                                                                 -----------     -----------
                                                                  64,149,921      64,202,119
       Less allowance for loan losses                               (740,328)       (749,934)
                                                                 -----------     -----------
                                                                  63,409,593      63,452,185

Premises and equipment, net                                        2,014,189       2,072,894
Accrued interest receivable                                          815,792         910,227
Other assets                                                       1,215,145       1,103,054
                                                                 -----------     -----------

                                                                 $84,056,320     $86,495,842
                                                                 ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
   Noninterest-bearing                                           $ 6,309,311     $ 7,124,602
   Interest-bearing:
   Demand accounts                                                17,165,574      17,460,956
   Savings                                                        11,771,883      11,902,219
   Time                                                           37,249,083      37,596,400
                                                                 -----------     -----------
       Total deposits                                             72,495,851      74,084,177

Other borrowings                                                   1,500,000       2,012,952
Accrued interest and other liabilities                             1,314,118       1,699,147
                                                                 -----------     -----------
                                                                  75,309,969      77,796,276
Employee stock ownership plan (ESOP) securities,
 net of ESOP loan                                                    238,896         225,944


Stockholders' equity
   Common stock, $3.34 par value; authorized 1,500,000
    shares; 657,484 and 657,464 shares issued and outstanding
    at 1997 and 1996, respectively                                 2,162,751       2,162,684
   Additional paid-in capital                                        974,946         974,753
   Retained earnings                                               5,273,192       5,131,529
   Net unrealized gain on securities available for sale,
    net of tax of $49,746 and $105,430 as of 1997 and
    1996, respectively                                                96,566         204,656
                                                                 -----------     -----------
                                                                   8,507,455       8,473,622
                                                                 -----------     -----------

                                                                 $84,056,320     $86,495,842
                                                                 ===========     ===========

                        LAKEVIEW FINANCIAL CORPORATION
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                  Three months ended March 31, 1997 and 1996
                                  (Unaudited)

                                              1997           1996
                                           ----------     ----------
Interest income
    Loans, including fees                  $1,505,965     $1,438,363
    Securities
        Taxable                               181,378        218,811
        Tax-exempt                             56,655         51,255
    Federal funds sold                          2,364         15,461
                                           ----------     ----------
                                            1,746,362      1,723,890
Interest expense
    Deposits                                  761,211        732,497
    Other borrowings                           11,830          2,481
                                           ----------     ----------
                                              773,041        734,978
                                           ----------     ----------

Net interest income                           973,321        988,912

Provision for loan losses                      60,000         15,000
                                           ----------     ----------

Net interest income after provision
 for loan losses                              913,321        973,912

Other income
    Service charges on deposit accounts        86,768         77,794
    Gain on sale of securities                  2,410         26,316
    Other                                      45,732         43,183
                                           ----------     ----------
                                              134,910        147,293
Other expense
    Salaries and employee benefits            394,970        442,408
    Occupancy                                 142,662        139,646
    Loan and collection                        15,207         22,873
    FDIC insurance premium                     23,627         20,320
    Supplies                                   20,464         22,002
    Advertising                                20,098         17,777
    Other                                     178,152        166,640
                                           ----------     ----------
                                              795,180        831,666
                                           ----------     ----------

Income before federal income taxes            253,051        289,539

Federal income tax expense                     50,674         81,294
                                           ----------     ----------

Net income                                 $  202,377     $  208,245
                                           ==========     ==========

Earnings per common and common
 equivalent share                          $     0.29     $     0.32
                                           ==========     ==========

Common and common equivalent
   shares outstanding                         708,899        656,025
                                           ==========     ==========

                        LAKEVIEW FINANCIAL CORPORATION
           CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       Three months ended March 31, 1997

                                                                                            Net Unrealized
                                                                                            Gain (Loss) on
                                                                Additional                  Securities
                                                     Common     Paid-In       Retained      Available
                                          Shares      Stock     Capital       Earnings      for Sale             Total
                                          ------      -----     -------       --------      --------             -----
Balances, January 1, 1997                  657,464   $2,162,684   $974,753     $5,131,529     $204,656         $8,473,622

Net income                                                                        202,377                         202,377

Cash dividend at $0.09 per share                                                  (60,714)                        (60,714)

Change in net unrealized gain (loss)
  on securities available for sale                                                            (108,090)          (108,090)

Exercised stock options                         20           67        193                                            260
                                           -------   ----------   --------     ----------      -------         ----------

Balances, March 31, 1997                   657,484   $2,162,751   $974,946     $5,273,192      $96,566         $8,507,455
                                           =======   ==========   ========     ==========      =======         ==========


                        LAKEVIEW FINANCIAL CORPORATION
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Three months ended March 31, 1997 and 1996
                                  (Unaudited)

                                                                1997           1996
                                                                ----           ----
Cash flows from operating activities
 Net income                                                  $   202,377   $   208,245
 Adjustments to reconcile net income to net cash
  from operating activities
    Depreciation and amortization                                 65,699        59,496
    Provision for loan losses                                     60,000        15,000
    ESOP expense                                                  12,952        34,551
    Net amortization/accretion on securities                     (28,776)      (15,541)
    (Gain) loss on sale/call of securities available for sale     (2,410)      (26,316)
    Change in accrued interest income and other assets          (192,086)     (340,013)
    Change in accrued interest and other liabilities            (154,917)     (130,881)
                                                             -----------   -----------
       Net cash from operating activities                        (37,161)     (195,459)

Cash flows from investing activities
 Purchases of securities available for sale                     (500,938)   (1,784,343)
 Proceeds from sales of securities available for sale            501,445
 Proceeds from maturities and calls of securities
  available for sale                                              58,397       499,481
 Principal paydowns on securities available for sale             532,499       346,908
 Net change in loans                                             (17,407)     (744,573)
 Net capital expenditures                                         (6,994)      (49,095)
                                                             -----------   -----------
       Net cash from investing activities                        567,002    (1,731,622)

Cash flows from financing activities
 Net decrease in deposits                                     (1,588,326)   (1,897,920)
 Change in other borrowings                                     (512,952)      (30,901)
 Dividends paid                                                  (60,714)          --
 Common stock repurchased                                                      (18,211)
 Stock options exercised, net of repurchase                          260         3,955
                                                             -----------   -----------
       Net cash from financing activities                     (2,161,732)   (1,943,077)
                                                             -----------   -----------

Net increase (decrease) in cash and cash equivalents          (1,631,891)   (3,870,158)

Cash and cash equivalents at beginning of period               4,687,608     7,166,891
                                                             -----------   -----------

Cash and cash equivalents at end of period                   $ 3,055,717   $ 3,296,733
                                                             ===========   ===========

Supplemental disclosure of cash flow information
 Cash paid during the period for
       Interest                                              $   802,682   $   761,962
       Federal income taxes                                      118,673        62,815

NOTE 1 - BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10-01 of Regulation S-X. Accordingly, footnote disclosures, which would substantially duplicate the disclosures contained in the most recent audited financial statement, have been omitted. In the opinion of the management of the Company, all adjustments necessary for a fair presentation of such financial information have been included. All such adjustments are of a normal recurring nature. The results of operations and cash flows for the three months ended March 31, 1997 may not be indicative of the results for the entire year. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to consolidated financial statements contained in the December 31, 1996 consolidated financial statements.


NOTE 2 - EARNINGS PER SHARE

     Earnings per share are calculated on the basis of the weighted average number of shares outstanding adjusted for the effect of dilutive stock options. Earnings per common share are based on 708,899 and 656,025 shares for the three months ended March 31, 1997 and 1996, respectively.


NOTE 3 - AFFILIATION

     On April 17, 1997, the Company entered into an Agreement and Plan of
Merger with Firstbank Corporation of Alma, Michigan. The terms of the Agreement conformed to the terms of the Letter of Intent previously accepted by the Board of Directors on February 18, 1997 (see Note 2 to the consolidated financial statements as of December 31, 1996). Under the terms of the Agreement, Firstbank Corporation will acquire all of the outstanding shares of the Company's stock in exchange for shares of stock of Firstbank Corporation and cash. Each share of Lakeview stock will have a sale value ranging from $21.30 to $25.07, depending on the market price of Firstbank Corporation's stock during the month prior to the closing of the transaction. The Agreement is contingent upon shareholder and regulatory approval.

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

     Following is a summary of the activity in the allowance for loan losses for the periods ended March 31, 1997 and 1996:

                                                      1997         1996
                                                     --------    ---------
Balance at beginning of period                       $749,934    $ 880,644
     Provision charged to operations                   60,000       15,000
     Loans charged off                                (71,686)    (189,444)
     Recoveries of loans previously charged off         2,080       11,219
                                                     --------    ---------

                                                     $740,328    $ 717,419
                                                     ========    =========

NOTE 5 - NEW ACCOUNTING STANDARDS

     In August 1996, the FASB issued Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities for some transactions in 1997 and others in 1998, and is to be applied prospectively. Example transactions covered by SFAS No. 125 include asset securitizations, repurchase agreements, wash sales, loan participations, transfers of loans with recourse and servicing of loans. The Standard is based on a consistent application of a financial-components approach that focuses on control. Under this Statement, after a transfer of financial assets, and entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 supersedes SFAS No. 122, Accounting for Mortgage Servicing Rights, and supersedes SFAS No. 76, Extinguishment of Debt and SFAS No. 77, Reporting by Transferors for Transfers of Receivables with Recourse. Retroactive application is not permitted. Adoption of this standard is not expected to have a material impact on the Company's financial position or results of operations.

     In March, 1997, the FASB issued SFAS No. 128, Earnings Per Share, which is effective for financial statements beginning with year end 1997. It is not effective for interim periods during 1997. This Statement simplifies the accounting requirements of calculating earnings per share by replacing primary earnings per share (EPS) with basic EPS. It also requires dual presentation of basic EPS and diluted EPS for entities with complex capital structures. Basic earnings per share for 1997 and later will be calculated solely on average common shares outstanding. Diluted earnings per share will reflect the potential dilution of stock options and other common stock equivalents. All prior calculations should be restated to be comparable to the new methods.

Statistical Information



                            STATISTICAL INFORMATION
                   REGARDING LAKEVIEW FINANCIAL CORPORATION

Distribution of Assets, Liabilities and Stockholders' Equity

                                     Year Ended              Year Ended                   Year Ended
                                  December 31, 1996        December 31, 1995           December 31, 1994
                             -------------------------  -------------------------  --------------------------
                             Average           Average  Average           Average  Average            Average
                             Balance  Interest  Rate    Balance Interest   Rate    Balance  Interest   Rate
                             -------  -------- -------  ------- --------  -------  -------- --------  -------
                                                       (Dollars in Thousands)
Average Assets:
 Interest earning assets:
     Securities available
      for sale:
     Taxable Securities       12,699      882   6.95%   14,465     932    6.44%    11,115       567     5.10%
     Tax-exempt securities(1)  3,915      347   8.86%    2,871     280    9.74%     2,667       232     8.70%
                              ------    -----  -----    ------   -----   -----     ------     -----     ----
        Total Securities      16,614    1,229   7.40%   17,336   1,212    6.99%    13,782       799     5.80%
     Loans (1)(2)             59,054    6,034  10.22%   51,148   5,301   10.36%    48,841     7,674     9.57%
     Federal funds sold          549       28   5.14%      756      43    5.73%     1,501        64     4.25%
        Total earning
         assets               76,217    7,291   9.57%   69,240   6,556    9.47%    64,124     5,537     8.63%
 Non-accrual loans
 Less allowance for loan loss   (759)                     (948)                      (990)
 Other non-earning assets      7,994                     7,205                      7,326
                              ------                    ------                     ------
        Total assets          83,452                    75,497                     70,460

Average Liabilities:
 Interest-bearing deposits:
     Demand                   17,293      402   2.32%   14,516     354    2.44%    16,776       373     2.22%
     Savings                  12,100      476   3.93%   12,027     457    3.80%    12,495       463     3.71%
     Time                     36,502    2,092   5.73%   33,916   1,925    5.68%    27,001     1,274     4.72%
 Federal funds purchased
   and repurchase
    agreements
 Notes payable
 Other liabilities             1,080       72   6.67%      201      13    6.47%       260        16     6.15%
                              ------    -----  -----    ------   -----   -----     ------     -----     ----
        Total
         interest-bearing
         liabilities          66,975    3,041   4.54%   60,660   2,749    4.53%    56,532     2,126     3.76%
 Demand deposits               6,122                     5,789                      5,530
        Total funds
 Other liabilities             1,749                     1,092                        997
        Total liabilities     74,846                    67,541                     63,039
 ESOP liability                  129                        16
 Average Shareholders'
  Equity                       8,477                     7,940                      7,421
        Total liabilities and
         shareholders' equity 83,452                    75,497                     70,460

Net interest income (1)                 4,250                    3,807                        3,411
Rate spread (1)                                 5.03%                     4.94%                         4.87%
Net interest margin
 (percent of average
 earning assets) (1)                            5.09%                     5.04%                         4.84%

(1) Presented on a fully taxable equivalent basis using a federal income tax rate of 34%.
(2)  Including loan fees of $1,327,000, $1,060,300, and $897,700, respectively.
     Interest on Non-accrual loans is not included.

Volume/Rate Analysis*


                                                         1996/1995                   1995/1994
                                                         ---------                   ---------

                                               Change in Interest Due to:    Change in Interest Due to:
                                               --------------------------    --------------------------
                                              Average     Average     Net    Average    Average     Net
                                              Volume        Rate    Change   Volume      Rate     Change
                                              -------     -------   ------   -------    -------   ------
                                                               (In Thousands of Dollars)
Interest income:
Securities available for sale
   Taxable securities                          (119)         69       (50)     195        170         365
   Tax-exempt Securities (1)                     94         (27)       67       19         29          48
                                               ----        ----      ----     ----       ----      ------
        Total securities                        (25)         42        17      214        199         413

   Loans (1)                                    809         (76)      733      227        400         627
   Federal funds sold                           (11)         (4)      (15)     (38)        17         (21)
   Interest-bearing deposit
   Loan fees
                                               ----        ----      ----     ----       ----      ------
        Total interest-earning assets           773         (38)      735      403        616       1,019
Interest expense:
   Interest-paying demand                        65         (17)       48      (53)        34         (19)
   Savings deposits                               3          16        19      (18)        12          (6)
   Time deposits                                148          18       166      363        288         651
                                               ----        ----      ----     ----       ----      ------
        Total interest-paying deposits          216          17       233      292        334         626
   Federal funds purchased and securities
     sold under agreements to repurchase
   Notes payable
   Other liabilities                             59                    59       (4)         1          (3)
        Total interest-bearing liabilities      275          17       292      288        335         623

Net interest income                             498         (55)      443      115        281         396

*Changes in volume/rate have been allocated between the volume and rate variances on the basis of the ratio that the volume and rate variances bear to each other.

(1) Interest is presented on a fully taxable equivalent basis using a federal income tax rate of 34%.

Investment Portfolio

The following table sets forth the carrying amount of investment securities at December 31, 1996 and 1995. Investment securities classified as available-for-sale are recorded at fair value.


                                                                December 31,
                                                           1996           1995
                                                           ----          -------
                                                          (Dollars in thousands)
U.S. Treasury and government agencies                     $ 3,977        $ 4,012
Obligations of states and political subdivisions            4,019          3,291
Corporate securities                                        1,161            509
Securities backed by mortgages and other assets             5,113          8,637
                                                          -------        -------
                                                          $14,270        $16,449
                                                          =======        =======

Analysis of Investment Securities Portfolio

     The following table presents the contractual maturities or terms to repricing of investment debt securities and the weighted average yield at December 31, 1996.


                                        Due 0-1             Due 1-5            Due 5-10            Due 10
                                      years after         years after         years after        years after
                                      December 31,       December 31,        December 31,       December 31,
                                          1996               1996                1996               1996                Total
                                          ----               ----                ----               ----                -----
                                             Weighted           Weighted            Weighted           Weighted             Weighted
                                             Average            Average             Average            Average              Average
                                    Amount    Yield    Amount    Yield     Amount     Yield   Amount     Yield    Amount      Yield
                                    ------    -----    ------    -----     ------     -----   ------     -----    -------     -----
                                                                      (Dollars in Thousands)
Available-for-sale:
U.S. treasury and
 government agencies                $1,503    5.84%     $2,474    7.49%                                            $ 3,977    6.87%
Obligations of states and political
 subdivisions/(1)/                      51    9.69%        614   10.20%     $1,117    8.84%    $2,237     7.73%      4,019    8.44%
Asset-backed securities                 15    6.81%        647    7.42%        499    6.32%                          1,161    6.94%
Mortgage-backed securities                               1,315    6.84%      1,563    7.59%     2,235     7.30%      5,113    7.27%
                                    ------              ------              ------             ------              -------
                                    $1,569    5.97%     $5,050    7.64%     $3,179    7.83%    $4,472     7.51%    $14,270    7.46%
                                    ======              ======              ======             ======              =======

(1) Yields on tax-exempt investments have been computed on a tax equivalent basis using a marginal federal income tax rate of 34.0%.

At December 31, 1996, there were no holdings of securities of any one issuer, other than the U.S. Government, its agencies or corporations, of an amount greater than 10% of shareholders' equity.

Loan Portfolio

     Loan Portfolio Composition: Lakeview Financial Corporation's lending area is the Midwestern portion of Michigan's lower peninsula. Primary emphasis is within the Michigan counties of Montcalm and Mecosta.

     The following table presents certain information in respect of the composition of Lakeview Financial Corporation's loan portfolio at the dates indicated:

                                                At December 31,
                                             1996            1995
                                             ----            ----
                                            (Dollars in thousands)
     Commercial and agricultural           $29,260          $25,217
     Real estate-mortgage                   27,392           23,779
     Consumer                                7,550            5,642
                                           -------          -------
            Total loans                     64,202           54,638
     Allowance for loan losses                (750)            (881)
                                           -------          -------
                                           $63,452          $53,757
                                           =======          =======


     At December 31, 1996, Lakeview Financial Corporation did not have any concentrations of loans exceeding 10.0% of total loans not otherwise disclosed in the loan categories in the table above.

     Loan Maturity Schedule. The following table sets forth certain information at December 31, 1996, regarding loans, excluding real estate mortgage, installment and other, maturing or repricing in Lakeview Financial Corporation's portfolio, based on the earlier of contractual terms to maturity or the next scheduled repricing date for variable rate loans:

                                 Due 0-1       Due 1-5      Due 5-10       Due 10
                               years after   years after   years after   years after
                               December 31,  December 31,  December 31,  December 31,
                                  1996          1996          1996          1996        Total
                                  ----          ----          ----          ----        -----
                                                    (Dollars in thousands)
Commercial and agricultural      $8,671        $16,226       $2,439        $1,924      $29,260
                                 ======        =======       ======        ======      =======

     The following table sets forth the dollar amount of all loans due one year after December 31, 1996 that have predetermined interest rates and have floating or adjustable interest rates:

                               Predetermined    Floating or
                                   Rates      Adjustable Rates
                                   -----      ----------------
                                   (Dollars in thousands)
Commercial and agricultural       $13,041          $7,548
                                  =======          ======

     Delinquent Loans and Nonperforming Assets: All loans are reviewed on a regular basis and are placed on nonaccrual status when, in the opinion of management, the collection of interest is doubtful. Loans are classified as restructured when management, to protect its investment, grants concessions that would not otherwise be considered to a debtor. Foreclosed real estate ("REO") represents real estate acquired by Lakeview Financial Corporation as a result of loan defaults by customers. The following table summarizes Lakeview Financial Corporation's nonaccrual loans, restructured loans, REO and past due loans at December 31, 1996 and 1995:

                                                  At December 31,
                                               1996             1995
                                               ----             ----
                                               (Dollars in thousands)
Nonaccrual loans                               $610           $  841
Foreclosed real estate                            5              202
                                               ----           ------
     Total nonperforming assets                $615           $1,043
                                               ====           ======
Accruing loans past due 90 days or more        $270           $  312
                                               ====           ======


     Interest income which would have been recorded under the original terms of nonaccrual loans and the interest income actually recognized are summarized below:

                                                   At December 31,
                                               1996              1995
                                               ----------------------
                                               (Dollars in thousands)
Interest income which would have been recorded $97              $95
Interest income recognized                      55               47
                                               ---              ---
     Interest income foregone                  $42              $48
                                               ===              ===

     At December 31, 1996, Lakeview Financial Corporation did not have any loans not currently classified as nonaccrual or 90 days past due and accruing where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in future disclosure of such loans.

     The following table sets forth an analysis of Lakeview Financial Corporation's allowance for loan losses for the periods indicated:

                                                                 Years ended December 31,
                                                             1996              1995              1994
                                                             ----              ----              ----
                                                                      (Dollars in thousands)
Balance at beginning of period                                 $881              $996             $932

Charge-offs:
        Commercial and agricultural                             286               121               88
        Real estate-mortgage                                      1                 2               51
        Consumer                                                 59                64              133
                                                               ----              ----             ----
               Total charge-offs                                346               187              272
Recoveries:
        Commercial and agricultural                              12                15               56
        Real estate-mortgage                                      1                12                2
        Consumer                                                 22                20               33
                                                               ----              ----             ----
               Total recoveries                                  35                47               91
                                                               ----              ----             ----
Net charge-offs                                                 311               140              181
Provision for loan losses                                       180                25              245
                                                               ----              ----             ----
               Balance at end of period                        $750              $881             $996
                                                               ====              ====             ====
Ratio of net charge-offs (recoveries during the
  period less charge-offs) to average loans out-
  standing during the period                                    .53%              .27%             .37%
                                                               ====              ====             ====

     The following table provides an allocation of Lakeview Financial Corporation's allowance for loan losses by category for the periods indicated. The allowance can be allocated by category only on an approximate basis. The allocation of allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category.

                                                               Percentage of Loans
                               Allowance for Loan Losses          to Total Loans
                                    At December 31,              At December 31,
                                1996           1995           1996           1995
                                ----           ----           ----           ----
                               (Dollars in thousands)
Commercial and agricultural      $209           $413         45.57%            46.15%
Real estate-mortgage               18             42         42.67%            43.52%
Consumer                            7              6         11.76%            10.33%
Unallocated                       516            420
                                 ----           ----        ------            ------

                                 $750           $881        100.00%           100.00%
                                 ====           ====        ======            ======

     The following table presents the average balance of and the average rate paid on various deposit categories for the periods indicated:

                                                          Years ended December 31,

                                                       1996                      1995
                                                       ----                      ----
                                              Average        Average     Average       Average
                                              Balance         Rate       Balance        Rate
                                              -------         ----       -------        ----

                                                           (Dollars in thousands)

Noninterest bearing demand deposits           $ 6,122                    $ 5,789
Interest bearing demand deposits               17,293        2.32%        14,516       2.44%
Savings deposits                               12,100        3.93%        12,027       3.80%
Time deposits                                  36,502        5.73%        33,916       5.68%
                                              -------                    -------
      Total                                   $72,017        4.12%       $66,248       4.13%
                                              =======                    =======

     The following table presents the amount of Lakeview Financial Corporation's time deposits of $100,000 or more by the time remaining until maturity as of December 31, 1996 (dollars in thousands):

          Three months or less                        $2,100
          Over three through six months                  310
          Over six through twelve months               1,057
          Over twelve months                             504
                                                      ------
                    Total                             $3,971
                                                      ======

The following table illustrates the asset and liability funding gaps for selected time periods as of December 31, 1996 (in thousands):

                                      1          1-3         3-6        6-12         1-3        3-5         5+
                                    Month      Months      Months      Months       Years      Years      Years
                                    -----      ------      ------      ------       -----      -----      -----
ASSETS
Investments                       $           $           $            $  1,569    $  2,855    $ 2,195    $ 7,651
Loans
   Real estate mortgage                 470       1,480         983       1,194       8,331     12,254      2,680
   Consumer                           1,070         210         247         347       2,299      3,219        158
   Commercial and agricultural        1,253       1,215       3,954       1,826       8,216      8,420      4,376
                                   --------    --------    --------    --------    --------    -------    -------
                                      2,793       2,905       5,184       4,936      21,701     26,088     14,865
LIABILITIES
NOW and MMDA                         17,461
Savings                              11,902
CD's                                  1,442       6,644       7,957       7,630      10,340      3,572         11
Other borrowings                      2,000                      13
                                   --------    --------    --------    --------    --------    -------    -------
                                     32,805       6,644       7,970       7,630      10,340      3,572         11

   Period GAP                      $(30,012)   $ (3,739)   $ (2,786)   $ (2,694)   $ 11,361    $22,516    $14,854
                                   ========    ========    ========    ========    ========    =======    =======

Cumulative GAP                     $(30,012)   $(33,751)   $(36,537)   $(39,231)   $(27,870)   $(5,354)   $ 9,500

Period GAP (%)                      (34.70)%     (4.32)%     (3.22)%     (3.11)%      13.13%     26.03%     17.17%

Cumulative GAP (%)                  (34.70)%    (39.02)%    (42.24)%    (45.35)%    (32.22)%    (6.19)%     10.98%

                         LAKEVIEW FINANCIAL CORPORATION
                            SELECTED FINANCIAL DATA


                                                          3 Months Ended March 31,               Year Ended December 31,
                                                          ------------------------            -----------------------------
                                                           1997               1996               1996              1995
                                                           ----               ----               ----              ----
                                                                                      (Dollars in thousands, except per share data)

Financial condition and other data:

Total amount of:
   Assets                                               $84,286,432        $79,315,698        $86,495,842       $81,321,329
   Securities:
      Held-to-maturity
      Available-for-sale                                 13,545,884         17,164,819         14,269,874        16,449,354
   Loans, net of unearned income, deferred
      loan fees and allowance for loan losses            63,409,592         54,486,547         63,452,185        53,756,974
   Deposits                                              72,495,851         69,034,385         74,084,177        70,932,305
   Stockholders' equity                                   8,507,455          8,504,344          8,473,622         8,480,337
Earnings and other data:

Interest income                                         $ 1,746,362        $ 1,723,890        $ 7,172,973       $ 6,461,082
Interest expense                                            773,041            734,978          3,041,175         2,749,102
                                                        -----------        -----------        -----------       -----------
Net interest income                                         973,321            988,912          4,131,798         3,711,980

Provision for loan losses                                    60,000             15,000            180,000            25,000
                                                        -----------        -----------        -----------       -----------

Net interest income after provision for
   loan losses                                              913,321            973,912          3,951,798         3,686,980

Other income                                                134,910            147,293            583,535           687,271
Other expenses                                              795,180            831,666          3,333,463         3,341,161
                                                        -----------        -----------        -----------       -----------

Income before federal income taxes                          253,051            289,539          1,201,870         1,033,090

Federal income tax expense                                   50,674             81,294            317,897           257,875
                                                        -----------        -----------        -----------       -----------

Net income                                              $   202,377        $   208,245        $   883,973       $   775,215
                                                        ===========        ===========        ===========       ===========
Earnings per share (2)                                  $      0.29        $      0.32        $      1.28       $      1.19
                                                        -----------        ===========        ===========       ===========
Dividends per share                                     $      0.09        $      0.00        $      1.35       $      0.00
Return on equity (net earnings divided by
   average equity)                                             9.53%              9.81%/(1)/        10.43%             9.83%
Return on assets (net earnings divided by
   average total assets)                                       0.95%              1.04%              1.05%             1.01%
Dividend payout ratio (dividends declared per
   share divided by net earnings per share)                   31.03%              0.00%             99.81%             0.00%

Book value per common share                             $     12.94        $     13.36        $     12.89       $     13.32

Average shareholders' equity to average
   total assets                                                9.56%             10.57%             10.10%           10.23%

                                                                     Year Ended December 31,
                                                        -------------------------------------------------
                                                           1994               1993               1992
                                                           ----               ----               ----
                                                          (Dollars in thousands, except per share data)

Financial condition and other data:

Total amount of:
   Assets                                               $72,775,757        $72,689,657        $69,157,212
   Securities:
      Held-to-maturity                                    5,397,671         13,843,904         13,096,085
      Available-for-sale                                  9,775,219
   Loans, net of unearned income, deferred
      loan fees and allowance for loan losses            47,961,224         47,498,752         43,955,397
   Deposits                                              64,437,641         64,270,283         61,291,492
   Stockholders' equity                                   7,291,490          7,152,317          6,773,374

Earnings and other data:

Interest income                                         $ 5,460,922        $ 5,754,302        $ 6,060,729
Interest expense                                          2,126,329          2,432,308          2,877,788
                                                        -----------        -----------        -----------
Net interest income                                       3,334,593          3,321,994          3,182,941

Provision for loan losses                                   245,000            300,000            300,000
                                                        -----------        -----------        -----------

Net interest income after provision for
   loan losses                                            3,089,593          3,021,994          2,882,941

Other income                                                440,447            452,029            482,472
Other expenses                                            2,768,271          2,688,606          2,490,418
                                                        -----------        -----------        -----------

Income before federal income taxes                          761,769            785,417            874,995

Federal income tax expense                                  217,012            204,000            219,000
                                                        -----------        -----------        -----------
Net income                                              $   544,757        $   581,417        $   655,995
                                                        ===========        ===========        ===========

Earnings per share (2)                                  $       .85        $       .91        $      1.03
                                                        ===========        ===========        ===========

Dividends per share                                     $       .32        $       .32        $      0.32
Return on equity (net earnings divided by
   average equity)                                             7.80%              8.35%             10.02%
Return on assets (net earnings divided by
   average total assets)                                        .77%               .82%               .95%
Dividend payout ratio (dividends declared per
   share divided by net earnings per share)                   37.18%             34.91%             31.07%

Book value per common share                             $     11.43        $     11.21        $     10.62

Average shareholders' equity to average
   total assets                                                9.93%              9.82%              9.53%

                       RIGHTS OF DISSENTING SHAREHOLDERS

     Under the provisions of Section 762 of the MBCA, any Lakeview shareholder may dissent from the proposed Merger and be paid the "fair value" of his or her shares by complying with the procedures set forth in Sections 761 through 774 of the MBCA. Any shareholder who does not vote for approval of the Plan of Merger at the special meeting of Lakeview, and who delivers written notice of dissent to Lakeview at or before the special meeting, has the right to receive from Lakeview the fair value of his or her shares if the Plan of Merger is approved by the shareholders and the proposed Merger is consummated. A shareholder may not dissent as to less than all of the shares beneficially owned by him or her.

     A shareholder who wishes to dissent must follow certain required procedures. To claim dissenters' rights, a shareholder must:

          (i) not vote for or consent in writing to approval of the Plan of Merger (there is no requirement that a shareholder vote against approval of the Plan of Merger); and

          (ii) deliver to Lakeview, before the vote is taken on the Plan of Merger, a separate written notice of dissent (voting against approval of the Plan of Merger will not satisfy this requirement). The notice must state that the shareholder intends to demand payment for his or her shares if the Plan of Merger is approved by the shareholders and the transactions contemplated by the Plan of Merger are taken.

     Within 10 days after the date on which the shareholders approve the Plan of Merger, Lakeview must give notice to each shareholder who properly demanded the right to receive the fair value of his or her shares. Within 30 days (or such longer period not to exceed 60 days as may be permitted by Lakeview) of the date the notice is delivered, the shareholder must file with Lakeview a written demand for payment, certify that he or she acquired beneficial ownership of the shares before the date of the first announcement of the terms of the Plan of Merger to the news media or the Lakeview shareholders, and deposit his or her certificates in accordance with the terms of the notice. A shareholder who properly demands payment and deposits his or her share certificates retains all other rights of a shareholder until those rights are canceled or modified by the taking of the actions contemplated by the Plan of Merger. A shareholder who does not demand payment or deposit his or her share certificates as required in the notice loses his or her dissenters' rights.

     A notice of election to dissent may be withdrawn only with the consent of Lakeview. If the notice is withdrawn, the transactions contemplated by the Plan of Merger do not occur, a court determines that the shareholder is not entitled to payment, or the shareholder otherwise loses his or her dissenters' rights, the shareholder will not be entitled to receive the payment demanded for his or her shares, and he or she will be reinstated to his or her rights as a shareholder as of the date the notice was filed.

     Within seven days after consummation of the transactions contemplated by the Plan of Merger or receipt by Lakeview of the demand for payment, whichever occurs later, Firstbank must send to the dissenting shareholder the amount that Firstbank estimates to be the fair value of his or her shares plus accrued interest. Firstbank must send the payment with a balance sheet as of the end of a fiscal year ended not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and if available the most recent interim financial statements of Firstbank. In addition, Firstbank must send the payment with a statement of Firstbank's estimate of the fair value of the shareholder's shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment based on the dissenting shareholder's estimate of the fair value of his or her shares.

     Within 30 days after Firstbank has made or offered payment for the shares, the shareholder may notify Firstbank in writing of his or her own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of that estimate, less any payment already forwarded by Firstbank. The shareholder's right to pursue further a differing amount for his or her shares terminates if he or she fails to act within that 30-day period.

     If the shareholder demands an amount for his or her shares different than that paid or offered by Firstbank, then, within 60 days after receiving the shareholder's demand for payment of a different amount, Firstbank may file an action asking the court to determine the fair value of the shareholder's shares and accrued interest. If Firstbank does not file the action within the 60-day period, Firstbank will be required to pay the dissenting shareholder the amount he or she has demanded.

     In the action, the court may, pursuant to the agreement of the parties, submit the matter to a referee selected by the parties and approved by the court. The referee will conduct proceedings in the matter and prepare a report containing proposed findings of fact and conclusions of law and the referee's recommended judgment. The referee is given full power to conduct and regulate the proceeding. After the referee files the report with the court, each party has 45 days after the party is served with notice of the filing to serve written objections to the report on the other party. The court may extend the period for serving the objections. Either party may, by motion, ask the court to take action on the report or object to it. After a hearing, the court may adopt the report, receive further evidence, modify the report, or instruct the referee to take further action on it. The adoption of the report is treated as a final judgment and is subject to the same review as any other judgment of the court. The parties and the referee, subject to the court's approval, determine the amount and manner of payment of the referee's compensation.

     A copy of Sections 761 through 774 of the MBCA is attached as Appendix C to this Prospectus and Proxy Statement.

     Firstbank and Lakeview are not obligated to consummate the Merger if dissenters' rights are exercised by Lakeview shareholders with respect to a number of shares of Lakeview Common Stock which, in the aggregate, exceed 10% of the total number of outstanding shares of Lakeview Common Stock. (See "The Merger--Conditions to the Merger and Abandonment.") Firstbank and Lakeview will require strict compliance with Sections 761 through 774 of the MBCA by any shareholder seeking to assert dissenters' rights.

     Shareholders of Lakeview who do not want to vote in favor of approval of the Plan of Merger, but who also do not wish to perfect dissenters' rights pursuant to the MBCA, would continue to have the ability to sell their shares in the open market until the Merger becomes effective if approved.

     Shareholders of Firstbank who desire to assert dissenters' rights may send a written notice of dissent to Mr. Richard J. Schurtz, Lakeview Financial Corporation, 506 Lincoln, Lakeview, Michigan 48850.

     THE DISCUSSION OF RIGHTS OF DISSENTING SHAREHOLDERS ABOVE DOES NOT CONSTITUTE LEGAL ADVICE. SHAREHOLDERS SEEKING TO EXERCISE AND PERFECT DISSENTERS' RIGHTS SHOULD SEEK LEGAL COUNSEL.

                       VOTING AND MANAGEMENT INFORMATION

Voting Securities and Principal Shareholders of Lakeview

     Holders of record of shares of Lakeview Common Stock at the close of business on August _____, 1997, will be entitled to vote at the special meeting of shareholders on September _____, 1997, and any adjournment of that meeting. As of March 31, 1997, there were 657,484 shares of Lakeview Common Stock issued and outstanding, held by approximately 290 shareholders of record. Each share of Lakeview Common Stock is entitled to one vote on each matter presented for shareholder action.

     The following table sets forth information concerning the number of shares of Lakeview Common Stock held as of March 31, 1997, by each shareholder who is known to Lakeview management to have been the beneficial owner of more than 5% of the outstanding shares of Lakeview Common Stock as of that date:


                                                                                Firstbank Common
                                                                              stock to be received
                            Amount and Nature of Beneficial Ownership(1)         in the Merger
                           ----------------------------------------------   ------------------------

                              Sole       Shared
                           Voting and   Voting or     Total                   Total
   Name and Address of     Investment  Investment   Beneficial   Percent    Following      Percent
    Beneficial Owner         Power      Power(2)    Ownership   of Class    Merger(3)    of Class(4)
   -------------------     ----------  -----------  ---------   ---------   ---------    -----------
Lynn P. Carr                 72,516      24,069      96,585       14.7%      55,903         2.73%
1760 44th Street
Wyoming, Michigan 49509

(footnotes begin on the following page)



                     [This Space Intentionally Left Blank]

     The following table shows certain information concerning the number of shares of Lakeview Common Stock held as of May 31, 1997, by each of Lakeview's directors, each of the named executive officers, and all of Lakeview's directors and executive officers as a group:



                                                                           Firstbank Common
                                                                         Stock to be Received
                       Amount and Nature of Beneficial Ownership(1)         in the Merger
                      ----------------------------------------------   ------------------------
                         Sole       Shared
                      Voting and   Voting or     Total                   Total
      Name of         Investment  Investment   Beneficial   Percent    Following      Percent
  Beneficial Owner      Power      Power(2)    Ownership   of Class    Merger(3)    of Class(4)
--------------------  ----------  -----------  ----------  ---------  ------------  -----------
Joe Allen...........     3,228           0        3,228         *           870          *

William Benear......    12,757           0       12,757      1.90%        3,344          *

Linda Bogardus......    12,757         226       12,983      1.94%        3,474          *

Duane A. Carr.......     8,000       2,000       10,000      1.52%        5,788          *

John Crawford.......    17,338       1,260       18,598      2.77%        6,724          *

Dean Floria.........    12,757       2,098       14,855      2.22%        4,558          *

David Germain.......    12,757       2,892       15,649      2.33%        5,017          *

William Hocking.....    16,537           0       16,537      2.48%        6,393          *

David Miller........     3,181           0        3,181         *           834          *

Gerald Nielsen......    12,757       2,362       15,119      2.26%        4,711          *

Richard Schurtz.....    19,120           0       19,120      2.83%        5,013          *

Directors and
Executive Officers
as a Group (10
Persons)............   131,189      10,838      142,027     18.74%       46,726        2.29%

----------------
*Less than 1.0%

(1) The numbers of shares stated are based on information furnished by each person listed and include shares personally owned of record by that person and shares which under applicable regulations are deemed to be otherwise beneficially owned by that person. Under these regulations, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares voting power or investment power with respect to the security. Voting power includes the power to vote or to direct the voting of the security. Investment power includes the power to dispose or to direct the disposition of the security. A person will also be considered the beneficial owner of a security if the person has a right to acquire beneficial ownership of the security within 60 days.

(2) Includes shares as to which the indicated person is legally entitled to share voting or investment power by reason of joint ownership, trust, or other contract or property right, and shares held by spouses and children over whom the indicated person may have substantial influence by reason of the relationship.

(3) This column reflects the number of shares of Firstbank Common Stock to be issued to the specified person in exchange for the number of shares of Lakeview Common Stock and number of Lakeview Stock Options shown in the "Total Beneficial Ownership" column for such person, based upon an estimated Stock Exchange Ratio of 0.5788 for all outstanding shares of Lakeview Common Stock and an estimated Option Exchange Ratio of 0.2622. The share numbers and percentages appearing in this table are based as the assumption that no holders of Lakeview Common Stock or Lakeview Stock Options will elect to receive cash instead of shares of Firstbank Common Stock. See the introduction to the pro forma condensed combined financial statements on page 29 for the assumptions upon which the estimated Stock Exchange Ratio and Option Exchange Ratio are based.

(4) This column reflects the percentage of the outstanding shares of Firstbank Common Stock which the specified person will hold following consummation of the Merger. These percentages were computed with reference to a total of 2,043,550 shares of Firstbank Common Stock outstanding, representing the sum of 1,633,234 shares outstanding as of March 31, 1997, and 410,316 shares to be issued in the Merger based on the estimated Stock Exchange Ratio (0.5788) and the estimated Option Exchange Ratio (0.2622) the number of shares of Lakeview Common Stock outstanding at March 31, 1997 (657,484) shares and the number of shares subject to outstanding Lakeview Stock Options (113,518). This computation does not take fractional shares into account. The share numbers and percentages appearing in this table are based as the assumption that no holders of Lakeview Common Stock or Lakeview Stock Options will elect to receive cash instead of shares of Firstbank Common Stock.


Interests of Certain Persons

     As of May 31, 1997, executive officers and directors of Lakeview are or may be deemed to be the beneficial owners (excluding shares subject to options) of a total of 27,557 shares or 4.2% of the issued and outstanding shares of Lakeview Common Stock. (See "Voting and Management Information-- Voting Securities and Principal Shareholders of Lakeview.") Therefore, if all directors and executive officers of Lakeview and their affiliates vote the shares beneficially owned by them in favor of approval of the Plan of Merger, the affirmative vote of only an additional 45.8% of the outstanding shares of Lakeview Common Stock would be required to approve the Plan of Merger. The officers and directors of Firstbank do not beneficially own any of the issued and outstanding shares of Lakeview Common Stock.

     As of August _____, 1997, the Record Date for the special meeting of Lakeview shareholders, there were 657,484 shares of Lakeview Common Stock outstanding held by approximately 290 shareholders of record.

     The members of Lakeview's Board of Directors have certain interests in the Merger that are in addition to their interests as shareholders of Lakeview generally. In 1995 each director of Lakeview was granted options to purchase shares of Lakeview Common Stock. These options gave the directors as a group the right to purchase a total of 89,299 shares of Lakeview Common Stock at an exercise price of $13.17 per share. The shares of Lakeview Common Stock covered by these options equaled 13.6% of the outstanding shares of Lakeview Common Stock. Pursuant to the Merger, each Lakeview Stock Option held by a director of Lakeview will be converted into the right to receive shares of Firstbank Common stock as determined by the terms of the Plan of Merger (See "The Merger-- Lakeview Stock Options"). Since the options were granted, two directors exercised options and there are currently 73,822 shares of Lakeview Common Stock subject to these options. Under the terms of the Plan of Merger, the total value of the consideration to be paid by Firstbank increases as the Firstbank Market Price increases beyond certain price parameters. Depending upon the Firstbank Market Price, the percentage of the total value of the consideration paid by Firstbank allocated to option holders increases and decreases as the Firstbank Market Price increases and decreases, respectively, because the strike price of the options is fixed.

     Under the Plan of Merger, the Bank of Lakeview will offer Mr. Schurtz an employment agreement that would be assumed by Firstbank if the Merger is consummated.

     In addition, each of the directors and certain other persons who may be deemed to be Affiliates of Lakeview have executed letter agreements with Firstbank whereby each such person has agreed to use his or her best efforts to cause the Plan of Merger to be adopted by Lakeview's shareholders and to cause the Merger to be consummated, including without limitation, to vote all shares of Lakeview Common Stock owned or controlled by such person in favor of adoption of the Plan of Merger.

Vote Required for Approval

     An affirmative vote of the shareholders holding a majority of the outstanding shares of Lakeview Common Stock is required to approve the Plan of Merger. For purposes of counting votes on approval of the Plan of Merger, abstentions and other shares not voted will be counted as voted against the Plan of Merger.


                              GENERAL INFORMATION

Legal Matters

     Certain matters with respect to the legality of the issuance of the Firstbank Common Stock will be passed upon for Firstbank by Varnum, Riddering, Schmidt & Howlett LLP, Grand Rapids, Michigan.

Experts

     The consolidated financial statements of Lakeview at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Proxy Statement have been audited by Crowe, Chizek and Company LLP, independent accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Firstbank at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Proxy Statement, have been audited by Crowe, Chizek and Company LLP, independent accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     In connection with its role as financial advisor to Lakeview, Austin Associates, Inc. has rendered a fairness opinion and will receive professional fees in connection with its services of approximately $196,000, plus reimbursement for all reasonable expenses. Lakeview has agreed to indemnify Austin Associates, Inc. against certain liabilities, including certain liabilities which may arise under the securities laws.

Sources of Information

     The information concerning Lakeview contained in this Prospectus and Proxy Statement has been supplied by management of Lakeview. Information concerning Firstbank contained in this Prospectus and Proxy Statement and incorporated herein has been supplied by management of Firstbank. Neither Lakeview nor Firstbank has any reason to believe that the information so furnished contains any material misstatements or omits to state a material fact required to be stated herein or necessary to make the statements herein not misleading.


                            REPORTS TO SHAREHOLDERS

     Firstbank is subject to the Exchange Act and is required to deliver an annual report to shareholders pursuant to Section 14 of the Exchange Act.

                                  APPENDIX A

                         AGREEMENT AND PLAN OF MERGER

                         AGREEMENT AND PLAN OF MERGER

                                    Between

                        LAKEVIEW FINANCIAL CORPORATION

                                      and

                             FIRSTBANK CORPORATION



                          Dated as of April 17, 1997

                               TABLE OF CONTENTS

                                                                                              Page(s)

ARTICLE I
     THE TRANSACTION...........................................................................A-1
     1.1  Approval of Plan of Merger...........................................................A-1
     1.2  The Closing..........................................................................A-2
     1.3  Effective Time of the Merger.........................................................A-2
     1.4  Merger of Lakeview with and into Firstbank...........................................A-2
     1.5  Effect of the Merger.................................................................A-2
     1.6  Additional Actions...................................................................A-2
     1.7  Surviving Corporation................................................................A-2
          1.7.1  Name..........................................................................A-2
          1.7.2  Articles of Incorporation.....................................................A-3
          1.7.3  Bylaws........................................................................A-3
          1.7.4  Directors.....................................................................A-3
          1.7.5  Officers......................................................................A-3

ARTICLE II

     MERGER CONSIDERATION; EXCHANGE PROCEDURE..................................................A-3
     2.1  Conversion of Outstanding Lakeview Common Stock......................................A-3
          2.1.1  Definition of Stock Exchange Ratio............................................A-3
          2.1.2  Definition of Market Price....................................................A-3
          2.1.3  Definition of Merger Value....................................................A-3
          2.1.4  Adjustment to Merger Value....................................................A-4
          2.1.5  Definition of Merger Value Plus Option Consideration..........................A-4
          2.1.6  Definition of Lakeview Stock Options..........................................A-4
          2.1.7  Definition of Merger Value Per Share..........................................A-4
     2.2  Conversion of Lakeview Stock Options.................................................A-4
          2.2.1  Definition of Option Exchange Ratio...........................................A-4
          2.2.2  Outstanding Nonqualified Lakeview Stock Options held by Directors.............A-4
          2.2.3  Conversion of Outstanding Lakeview Incentive Stock Options held by Lakeview Employees.........................................................A-5
     2.3  Optional Cash Election...............................................................A-5
          2.3.1  Cash Elections Less Than or Equal to the Maximum Cash Amount..................A-6
          2.3.2  Cash Elections More Than the Maximum Cash Amount..............................A-6
     2.4  No Fractional Securities.............................................................A-7
     2.5  Exchange Procedures..................................................................A-7
          2.5.1  New Certificates and Exchange Fund............................................A-7
          2.5.2  Transmittal Materials.........................................................A-7
          2.5.3  Delivery to Public Officials..................................................A-8
          2.5.4  Dividends and Distributions...................................................A-8
          2.5.5  Unclaimed Funds...............................................................A-8
          2.5.6  Lakeview Stock Options........................................................A-8
     2.6  Firstbank Common Stock...............................................................A-8
     2.7  Dissenting Shares....................................................................A-8
     2.8  Anti-Dilution Adjustments............................................................A-9

     2.9   Lakeview Common Stock No Longer Outstanding.........................................A-9

ARTICLE III

     REPRESENTATIONS AND WARRANTIES OF FIRSTBANK...............................................A-9

     3.1   Authorization, No Conflicts, Etc....................................................A-9
           3.1.1   Authorization of Agreement..................................................A-9
           3.1.2   No Conflict, Breach, Violation, Etc.........................................A-9
           3.1.3   No Contractual Breach, Default, Liability, Etc.............................A-10
           3.1.4   Required Approvals.........................................................A-10
     3.2   Organization and Good Standing.....................................................A-10
     3.3   Subsidiaries.......................................................................A-10
     3.4   Capital Stock......................................................................A-11
           3.4.1   Classes and Shares.........................................................A-11
           3.4.2   No Other Capital Stock.....................................................A-11
           3.4.3   Voting Rights..............................................................A-11
           3.4.3   Firstbank Common Stock.....................................................A-11
     3.5   Registration Statement, etc........................................................A-11
           3.5.1   "Document."................................................................A-11
           3.5.2   Accurate Information.......................................................A-11
           3.5.3   Compliance of Filings......................................................A-12
     3.6   Financial Statements...............................................................A-12
     3.7   Absence of Undisclosed Liabilities.................................................A-12
     3.8   Absence of Material Adverse Change.................................................A-12
     3.9   Absence of Litigation..............................................................A-12
     3.10  Conduct of Business................................................................A-12
     3.11  Absence of Defaults Under Contracts................................................A-12
     3.12  Regulatory Filings.................................................................A-13
           3.12.1  Filings....................................................................A-13
           3.12.2  Complete and Accurate......................................................A-13
           3.12.3  Compliance with Regulations................................................A-13
     3.13  Licenses, Permits, Etc.............................................................A-13
           3.13.1  All Licenses, Permits, Etc.................................................A-13
           3.13.2  Regulatory Action..........................................................A-13
     3.14  Environmental Matters..............................................................A-13
     3.15  Anticipated Changes................................................................A-13
     3.16  Reserve for Loan Losses............................................................A-13
     3.17  True and Complete Information......................................................A-13
     3.18  Truth and Completeness of Representations and Warranties...........................A-14
           3.18.1  True at the Closing........................................................A-14
           3.18.2  Untrue Representations and Warranties......................................A-14

ARTICLE IV

     REPRESENTATIONS AND WARRANTIES OF LAKEVIEW...............................................A-14
     4.1   Authorization, No Conflicts, Etc...................................................A-14
           4.1.1   Authorization of Agreement.................................................A-14
           4.1.2   No Conflict, Breach, Violation, Etc........................................A-14
           4.1.3   No Contractual Breach, Default, Liability, Etc.............................A-15
           4.1.4   Required Approvals.........................................................A-15

     4.2   Organization and Good Standing...................................A-15
     4.3   Subsidiaries.....................................................A-15
           4.3.1  Ownership of Subsidiaries.................................A-15
           4.3.2  Rights to Capital Stock...................................A-15
           4.3.3  Qualification and Power...................................A-16
           4.3.4  FDIC; Insurance Assessments...............................A-16
           4.3.5  Regulatory Fees and Charges...............................A-16
     4.4   Capital Stock and Stock Options..................................A-16
           4.4.1  Classes and Shares........................................A-16
           4.4.2  No Other Capital Stock....................................A-16
           4.4.3  Voting Rights.............................................A-16
           4.4.4  Stock Options.............................................A-16
     4.5   Financial Statements.............................................A-17
           4.5.1  Financial Statements......................................A-17
           4.5.2  Call Reports..............................................A-17
     4.6   Absence of Undisclosed Liabilities...............................A-17
     4.7   Absence of Material Adverse Change...............................A-17
     4.8   Absence of Litigation............................................A-17
     4.9   Conduct of Business..............................................A-17
     4.10  Absence of Defaults Under Contracts..............................A-18
     4.11  Regulatory Filings...............................................A-18
           4.11.1  Filings..................................................A-18
           4.11.2  Complete and Accurate....................................A-18
           4.11.3  Compliance with Regulations..............................A-18
     4.12  Registration Statement, Etc......................................A-18
           4.12.1  Accurate Information.....................................A-18
           4.12.2  Compliance of Filings....................................A-18
     4.13  Tax Matters......................................................A-18
           4.13.1  Tax Returns..............................................A-18
           4.13.2  Tax Assessments and Payments.............................A-19
           4.13.3  Tax Audits...............................................A-19
     4.14  Title to Properties..............................................A-19
           4.14.1  Reflected on Balance Sheet...............................A-19
           4.14.2  Normal to Business.......................................A-19
           4.14.3  Immaterial Imperfections.................................A-19
     4.15  Condition of Property............................................A-19
     4.16  Leases...........................................................A-20
     4.17  Licenses, Permits, Etc...........................................A-20
           4.17.1  All Licenses, Permits, Etc...............................A-20
           4.17.2  Regulatory Action........................................A-20
     4.18  Certain Employment Matters.......................................A-20
           4.18.1  Employment Policies, Programs, and Procedures............A-20
           4.18.2  Record of Payments.......................................A-20
           4.18.3  "Employment-Related Payments."...........................A-20
           4.18.4  Employment Claims........................................A-21
           4.18.5  Disclosure of Agreements.................................A-21
     4.19  Employee Benefit Plans...........................................A-21
           4.19.1  ERISA Compliance.........................................A-21
           4.19.2  Internal Revenue Code Compliance.........................A-21
           4.19.3  Prohibited Transactions..................................A-21


           4.19.4  Plan Termination......................................A-21
           4.19.5  Multiemployer Plan....................................A-22
           4.19.6  Defined Benefit Plan..................................A-22
           4.19.7  Reportable Events.....................................A-22
           4.19.8  No Premiums...........................................A-22
           4.19.9  No Further Payments...................................A-22
           4.19.10 No Amendment..........................................A-22
           4.19.11 Payment of Contributions..............................A-22
           4.19.12 Payment of Benefits...................................A-22
           4.19.13 Accumulated Funding Deficiency........................A-22
           4.19.14 Filing of Reports.....................................A-23
     4.20  Environmental Matters.........................................A-23
           4.20.1  Owned or Operated Property............................A-23
           4.20.2  Loan Portfolio........................................A-23
           4.20.3  Definitions...........................................A-24
     4.21  Duties as Fiduciary...........................................A-24
     4.22  Investment Bankers and Brokers................................A-24
     4.23  Change in Business Relationships..............................A-24
     4.24  Insurance.....................................................A-24
     4.25  Books and Records.............................................A-25
     4.26  Events Since December 31, 1996................................A-25
           4.26.1  Business in Ordinary Course...........................A-25
           4.26.2  Strikes or Labor Trouble..............................A-25
           4.26.3  Mortgage of Assets....................................A-25
           4.26.4  Contract Amendment or Termination.....................A-25
     4.27  Anticipated Changes...........................................A-25
     4.28  Reserve for Loan Losses.......................................A-25
     4.29  Continuity of Interest........................................A-25
     4.30  True and Complete Information.................................A-26
     4.31  Truth and Completeness of Representations and Warranties......A-26
           4.31.1  True at the Closing...................................A-26
           4.31.2  Untrue Representations and Warranties.................A-26

ARTICLE V

     CERTAIN COVENANTS...................................................A-26
     5.1   Disclosure Statement..........................................A-26
           5.1.1   Employment Agreements.................................A-26
           5.1.2   Employment Policies...................................A-26
           5.1.3   Judgments, Orders or Settlement Agreements............A-27
           5.1.4   Loan Delinquencies....................................A-27
           5.1.5   Letters of Credit and Loan Contingencies..............A-27
           5.1.6   Related Person Contracts..............................A-27
           5.1.7   Related Person Loans..................................A-27
           5.1.8   Control of Material Assets............................A-27
           5.1.9   Retired Employee Expenses.............................A-27
           5.1.10  Deeds and Titles......................................A-27
           5.1.11  Lease Agreements......................................A-27
           5.1.12  Other Agreements......................................A-28
           5.1.13  Insurance Policies....................................A-28


          5.1.14  Charter Documents and Bylaws.............................A-28
          5.1.15  Shareholder List.........................................A-28
          5.1.16  Stock Option Information.................................A-28
          5.1.17  Employee Benefit Plans...................................A-28
          5.1.18  Management Letters.......................................A-28
          5.1.19  Long-Term Debt...........................................A-28
          5.1.20  Regulatory Orders........................................A-29
          5.1.21  Board and Environmental Investigation Policies...........A-29
          5.1.22  Litigation...............................................A-29
          5.1.23  MESC Form 1027...........................................A-29
     5.2  Conduct of Business Pending the Effective Time of the Merger.....A-29
          5.2.1   Ordinary Course..........................................A-29
          5.2.2   No Inconsistent Actions..................................A-29
          5.2.3   Compliance...............................................A-29
          5.2.4   No Amendments............................................A-29
          5.2.5   Books and Records........................................A-29
          5.2.6   No Change in Stock.......................................A-29
          5.2.7   Maintenance..............................................A-30
          5.2.8   Preservation of Goodwill.................................A-30
          5.2.9   Insurance Policies.......................................A-30
          5.2.10  Charge-Offs..............................................A-30
          5.2.11  Policies and Procedures..................................A-30
          5.2.12  New Directors or Officers................................A-30
          5.2.13  Compensation and Benefits................................A-30
          5.2.14  New Employment Agreements................................A-30
          5.2.15  Dividends................................................A-31
          5.2.16  Borrowing................................................A-31
          5.2.17  Mortgaging Assets........................................A-31
          5.2.18  Notice of Actions........................................A-31
          5.2.19  New Service Arrangements.................................A-31
          5.2.20  Capital Improvements.....................................A-31
     5.3  Accrual of Transaction Expenses..................................A-31
     5.4  Accrual of Employee Benefits.....................................A-31
     5.5  Regular Dividends................................................A-31
     5.6  Affiliates.......................................................A-32
     5.7. Competing Proposals..............................................A-32
          5.7.1   No Solicitation..........................................A-32
          5.7.2   Communication of Other Proposals.........................A-32
          5.7.3   Furnishing Information...................................A-32
          5.7.4   Payment after Certain Events.............................A-32

ARTICLE VI

     ADDITIONAL AGREEMENTS.................................................A-33
     6.1  Registration Statement...........................................A-33
     6.2  Other Filings....................................................A-33
     6.3  Press Releases...................................................A-33
     6.4  Miscellaneous Agreements and Consents............................A-33
     6.5  Lakeview Financial Information...................................A-34
     6.6  Investigation....................................................A-34


           6.6.1   Access to Information by Firstbank............................A-34
           6.6.2   Access to Information by Lakeview.............................A-34
           6.6.3   Consent to Disclose...........................................A-34
           6.6.4   Confidentiality...............................................A-34
           6.6.5   Return of Materials...........................................A-35
           6.6.6   Other Information.............................................A-35
           6.6.7   Insider Trading...............................................A-35
     6.7   Environmental Investigation...........................................A-35
           6.7.1   Mutual Agreement..............................................A-36
           6.7.2   Right to Abandon..............................................A-36
     6.8   Appointment and Election of Directors.................................A-36
     6.9   Bank Directors Policies and Procedures................................A-36

ARTICLE VII

     CONDITIONS PRECEDENT TO FIRSTBANK'S OBLIGATIONS.............................A-36
     7.1   Renewal of Representations and Warranties, Etc........................A-36
           7.1.1   Representations and Warranties................................A-36
           7.1.2   Compliance with Agreements....................................A-37
           7.1.3   Certificates..................................................A-37
     7.2   Opinion of Legal Counsel..............................................A-37
           7.2.1   Due Authorization.............................................A-37
           7.2.2   Organization..................................................A-37
           7.2.3   Capital Stock and Lakeview Stock Options......................A-37
           7.2.4   Issuance of Shares............................................A-37
           7.2.5   Organization of the Bank......................................A-37
           7.2.6   Ownership of the Bank.........................................A-37
           7.2.7   Valid and Binding.............................................A-38
           7.2.8   All Approvals Received........................................A-38
           7.2.9   All Actions Taken.............................................A-38
           7.2.10  No Conflict, Breach, or Violation.............................A-38
           7.2.11  No Litigation.................................................A-38
     7.3   Required Approvals....................................................A-38
           7.3.1   Regulatory....................................................A-38
           7.3.2   Shareholder...................................................A-39
     7.4   Order, Decree, Etc....................................................A-39
     7.5   Proceedings...........................................................A-39
     7.6   Tax Matters...........................................................A-39
     7.7   Registration Statement................................................A-39
     7.8   Certificate as to Outstanding Shares..................................A-40
     7.9   Change of Control Waivers.............................................A-40
     7.10  Dissenters' Rights....................................................A-40
     7.11  Employment Agreement..................................................A-40
     7.12  Lakeview Stock Options................................................A-40
     7.13  Amendment of Lakeview Stock Options...................................A-40
     7.14  Directors.............................................................A-40


ARTICLE VIII
     CONDITIONS PRECEDENT TO LAKEVIEW'S OBLIGATIONS.............................. A-40
     8.1   Renewal of Representations and Warranties, Etc........................ A-40
           8.1.1  Representations and Warranties................................. A-40
           8.1.2  Compliance with Agreements..................................... A-40
           8.1.3  Certificates................................................... A-41
     8.2   Opinions of Legal Counsel............................................. A-41
           8.2.1  Due Authorization.............................................. A-41
           8.2.2  Organization................................................... A-41
           8.2.3  Capital Stock.................................................. A-41
           8.2.4  Valid and Binding.............................................. A-41
           8.2.5  All Approvals Received......................................... A-41
           8.2.6  All Actions Taken.............................................. A-41
           8.2.7  No Conflict, Breach, or Violation.............................. A-41
           8.2.8  No Litigation.................................................. A-42
           8.2.9  Issuance of Shares Authorized.................................. A-42
     8.3   Required Approvals.................................................... A-42
           8.3.1  Regulatory..................................................... A-42
           8.3.2  Shareholder.................................................... A-42
     8.4   Order, Decree, Etc.................................................... A-42
     8.5   Proceedings........................................................... A-42
     8.6   Tax Matters........................................................... A-42
     8.7   Registration Statement................................................ A-42
     8.8.  Certificate as to Outstanding Shares.................................. A-43
     8.9   Employment Agreement.................................................. A-43

ARTICLE IX

     ABANDONMENT OF MERGER....................................................... A-43
     9.1   Mutual Abandonment Prior to Effective Time of the Merger.............. A-43
     9.2   Rights to Terminate................................................... A-43
           9.2.1  Breach of Warranty............................................. A-43
           9.2.2  Breach of Covenant............................................. A-43
           9.2.3  Upset Date..................................................... A-43
           9.2.4  Injunction..................................................... A-43
           9.2.5  No Regulatory Approval......................................... A-43
           9.2.6  Adverse Change................................................. A-44
           9.2.7  Change of Control of Firstbank................................. A-44
           9.2.8  Environmental Conditions....................................... A-44

ARTICLE X

     AMENDMENT AND WAIVER........................................................ A-44
     10.1  Amendment............................................................. A-44
     10.2  Waiver................................................................ A-44
     10.3  Specific Enforcement.................................................. A-44


ARTICLE X
     MISCELLANEOUS.............................................................. A-45
     11.1   Liability after Termination......................................... A-45
            11.1.1  Continuing Obligations...................................... A-45
            11.1.2  Liability................................................... A-45
            11.1.3  Damages for Breach.......................................... A-45
     11.2   Termination of Representations and Warranties....................... A-45
     11.3   Expenses............................................................ A-45
     11.4   Notices............................................................. A-45
     11.5   Governing Law....................................................... A-46
     11.6   Method of Consent or Waiver......................................... A-46
     11.7   Entire Agreement.................................................... A-46
     11.8   No Assignment....................................................... A-46
     11.9   Counterparts........................................................ A-46
     11.10  Further Assurances; Privileges...................................... A-46
     11.11  Headings, Etc....................................................... A-46
     11.12  Severability........................................................ A-46

                                    A-viii

                         AGREEMENT AND PLAN OF MERGER
                         ----------------------------


          This Agreement and Plan of Merger (the "Plan of Merger") is made as of April ________, 1997, between LAKEVIEW FINANCIAL CORPORATION, a Michigan corporation ("Lakeview"), and FIRSTBANK CORPORATION, a Michigan corporation ("Firstbank").

          Firstbank and Lakeview (sometimes individually referred to as a "Corporation" or collectively as the "Corporations") have agreed to merge Lakeview with and into Firstbank in accordance with this Plan of Merger and in accordance with the Business Corporation Act of the State of Michigan, as amended (the "Michigan Act"). The transactions contemplated by and described in this Plan of Merger are referred to as the "Merger."

          Firstbank is a bank holding company registered as such with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended (the "Federal Bank Holding Company Act"). Firstbank has authorized capital stock consisting of 2,500,000 shares of common stock, no par value ("Firstbank Common Stock"). As of the date of this Plan of Merger, there were 1,633,953 shares of Firstbank Common Stock issued and outstanding.

          Lakeview is a bank holding company registered as such with the Federal Reserve Board under the Federal Bank Holding Company Act. Lakeview has authorized capital stock consisting of 1,500,000 shares of common stock, $3.34 par value ("Lakeview Common Stock"). Each share of Lakeview Common Stock is entitled to one vote on all matters submitted for a vote of the shareholders. As of the date of this Plan of Merger, there were 657,484 shares of Lakeview Common Stock issued and outstanding, and Lakeview had options outstanding to purchase an additional 113,518 shares of Lakeview Common Stock ("Lakeview Stock Options"), of which 73,826 shares are subject to nonstatutory stock options granted to directors of Lakeview ("Nonqualified Stock Options"). Lakeview owns all of the issued and outstanding shares of capital stock of the Bank of Lakeview, a Michigan corporation (the "Bank").

          The respective Boards of Directors of Lakeview and Firstbank each deems the Merger advisable and in the best interests of its respective Corporation and shareholders. Lakeview and Firstbank have each adopted this Plan of Merger by resolutions duly adopted by their respective Boards of Directors. The Board of Directors of Lakeview has directed that this Plan of Merger be submitted to Lakeview's shareholders for approval.

          In consideration of the premises and the representations, warranties, and covenants contained in this Plan of Merger, the parties agree:

                                  ARTICLE  I

                                THE TRANSACTION

          Subject to the terms and conditions of this Plan of Merger, the Merger of Lakeview with and into Firstbank shall be carried out in the following manner:

          1.1 Approval of Plan of Merger. As soon as practicable after this Plan of Merger has been executed and delivered and the Registration Statement (as described in Section 3.5.1 (Document)) has become effective, Lakeview shall submit this Plan of Merger to its shareholders for approval at a meeting properly called, noticed, and held for that purpose. At such meeting, and in any proxy materials used in connection with such meeting, Lakeview's Board of Directors shall recommend that Lakeview's shareholders vote for approval of this Plan of Merger.

     1.2 The Closing. The Merger shall be consummated as promptly as possible after a closing (the "Closing"). The Closing shall be held at the offices of Varnum, Riddering, Schmidt & Howlett LLP, Bridgewater Place, 333 Bridge Street, N.W., Grand Rapids, Michigan 49504 on such date and at such time as may be mutually agreed by the parties, or in the absence of such agreement, on a date specified by either party upon 10 business days' written notice after the last to occur of the following events: (i) the receipt of all consents and approvals of government regulatory authorities as legally required to consummate the Merger and the expiration of all statutory waiting periods; and (ii) the requisite approval of this Plan of Merger by the shareholders of Lakeview. Scheduling or commencing the Closing shall not, however, constitute a waiver of the conditions precedent as set forth in this Plan of Merger. Upon completion of the Closing, Lakeview and Firstbank shall execute and deliver an appropriate certificate of merger in the form and as required by the Michigan Act (the "Certificate of Merger.")

     1.3 Effective Time of the Merger. Subject to the terms and conditions of this Plan of Merger, the Merger shall be consummated as promptly as possible following the Closing by filing the Certificate of Merger in the manner required by law. The "Effective Time of the Merger" shall be a date and time to be specified in the Certificate of Merger, which shall be as soon as practicable, but not later than 3 business days, after the Closing.

     1.4 Merger of Lakeview with and into Firstbank. Lakeview shall be merged with and into Firstbank (each sometimes being referred to as a "Constituent Corporation" prior to the Merger) upon the filing of the Certificate of Merger with the Michigan Department of Consumer and Industry Services Corporation, Securities and Land Development Bureau as provided by the Michigan Act. At the Effective Time of the Merger, the Constituent Corporations shall become a single corporation, which shall be Firstbank (the "Surviving Corporation"). The Surviving Corporation shall have all of the rights, privileges, immunities, and powers, and shall be subject to all of the duties and liabilities, of a corporation organized under the Michigan Act.

     1.5 Effect of the Merger. From and after the Effective Time of the Merger, the effect of the Merger upon each of the Constituent Corporations and the Surviving Corporation shall be as provided in Chapter Seven of the Michigan Act with respect to the merger of two domestic corporations where the surviving corporation will be subject to the laws of the State of Michigan.

     1.6 Additional Actions. If, at any time after the Effective Time of the Merger, the Surviving Corporation shall determine that any further assignments or assurances or any other acts are necessary or desirable to vest, perfect, or confirm, of record or otherwise, in the Surviving Corporation its right, title, or interest in, to, or under any of the rights, properties, or assets of Lakeview acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or to otherwise carry out the purposes of this Plan of Merger, then Lakeview and its directors and officers shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments, and assurances in law and to do all acts necessary or proper to vest, perfect, or confirm title to and possession of such rights, properties, or assets in the Surviving Corporation and to otherwise carry out the purposes of this Plan of Merger. The directors and officers of the Surviving Corporation are fully authorized in the name of Lakeview to take any and all such action as may be contemplated by this Article.

     1.7 Surviving Corporation. Immediately after the Effective Time of the Merger, the Surviving Corporation shall have the following attributes until they are subsequently changed in the manner provided by law:

          1.7.1 Name. The name of the Surviving Corporation shall be "Firstbank Corporation."

          1.7.2 Articles of Incorporation. The Articles of Incorporation of the Surviving Corporation shall be the Articles of Incorporation of Firstbank as in effect immediately prior to the Effective Time of the Merger.

          1.7.3 Bylaws. The Bylaws of the Surviving Corporation shall be the Bylaws of Firstbank as in effect immediately prior to the Effective Time of the Merger.

          1.7.4 Directors. The directors of the Surviving Corporation shall be the persons who are the directors of Firstbank immediately prior to the Effective Time of the Merger.

          1.7.5 Officers. The officers of the Surviving Corporation shall be the persons who were officers of Firstbank immediately prior to the Effective Time of the Merger.

                                  ARTICLE II

                   MERGER CONSIDERATION; EXCHANGE PROCEDURE

     2.1 Conversion of Outstanding Lakeview Common Stock. Subject to the provisions of this Plan of Merger, each share of Lakeview Common Stock outstanding immediately prior to the Effective Time of the Merger shall become and be converted into the right to receive that number of shares of Firstbank Common Stock equal to the Stock Exchange Ratio (as defined in
Section 2.1.1) (the "Per Share Stock Consideration"), subject to the election rights set forth in Section 2.3 and provided that no fractional shares of Firstbank Common Stock will be issued.

     2.1.1 Definition of Stock Exchange Ratio. Subject to adjustment as provided in this Plan of Merger, for purposes of this Plan of Merger, the "Stock Exchange Ratio" shall be equal to the quotient (rounded to the fourth decimal place) of (a) the Merger Value Per Share (as defined in
Section 2.1.7) divided by (b) the Market Price (as defined in Section
2.1.2).

     2.1.2 Definition of Market Price. For purposes of this Plan of Merger, the "Market Price" shall be the average of the last-reported sale price per share of Firstbank Common Stock for the 20 consecutive trading days ending on the sixth business day prior to Closing, as reported on the NASD's OTC Bulletin Board.

     2.1.3 Definition of Merger Value. For purposes of this Plan of Merger and subject to any adjustment required by Section 2.1.4 or Section
2.8 of this Plan of Merger, the "Merger Value" shall be one of the following:

             (a) $15,226,752 if the Market Price is less than $32.00;

             (b) The product of the Market Price multiplied by 475,836 if the Market Price is not less than $32.00 but not greater than $3 6.50;

             (c) $17,368,014 if the Market Price is greater than $36.50 but not greater than $42.00;

             (d) The product of the Market Price multiplied by 413,524 if the Market Price is greater than $42.00 but less than $44.00; or

             (e) $18,195,056 if the Market Price is $44.00 or more.

          2.1.4 Adjustment to Merger Value. Notwithstanding anything in this Plan of Merger to the contrary, the Merger Value as calculated pursuant to
     Section 2.1.3 shall be subject to one or more of the following adjustments (the following adjustments are not mutually exclusive):

                 (a) If the aggregate transaction expenses to be accrued and charged against Lakeview's earnings pursuant to Section 5.3 of this Plan of Merger to account for all transaction expenses which Lakeview has incurred or will incur as a result of the transactions contemplated by this Plan of Merger (including, without limitation, its legal, accounting, actuarial, tax services, and investment banker's fees) exceed $275,000 (pretax), then the Merger Value shall be reduced by twice the Tax-Adjusted difference between the aggregate amount so accrued and charged pursuant to Section 5.3 and $275,000 (pretax).

                 (b) If the aggregate charge against Lakeview's earnings pursuant to Section 5.4 of this Plan of Merger exceeds the lesser of $250,000 (pretax) or the Actuarially Reduced amounts of the aggregate Retirement Benefits (as defined in Section 5.4), then the Merger Value shall be reduced by twice the Tax-Adjusted difference between the amount charged against earnings pursuant to Section 5.4 and the lesser of either $250,000 (pretax) or the amount of the Actuarially Reduced Retirement Benefits.

             For purposes of this Section 2.1.4, "Tax-Adjusted" shall mean reduced by the dollar amount of the decrease in the aggregate federal, state and local taxes owed by Lakeview as a result of such charge(s) against earnings, calculated using Lakeview's effective tax rate in accordance with generally accepted accounting principles.

             2.1.5 Definition of Merger Value Plus Option Consideration. For purposes of this Plan of Merger, the "Merger Value Plus Option Consideration" shall be the sum of the Merger Value plus the sum of the exercise prices of all outstanding Lakeview Stock Options.

             2.1.6 Definition of Lakeview Stock Options. For purposes of this Plan of Merger, "Lakeview Stock Options" shall mean all outstanding options to purchase shares of Lakeview Common Stock which were granted pursuant to a duly adopted stock option plan of Lakeview.

          2.1.7 Definition of Merger Value Per Share. For purposes of this Plan of Merger, the "Merger Value Per Share" shall be the quotient (rounded to the fourth decimal place) of the Merger Value Plus Option Consideration divided by the sum of the number of outstanding shares of Lakeview Common Stock and the number of shares covered by outstanding Lakeview Stock Options.

     2.2 Conversion of Lakeview Stock Options. Subject to the provisions of this Plan of Merger:

          2.2.1 Definition of Option Exchange Ratio. Subject to adjustment as provided in this Plan of Merger, the "Option Exchange Ratio" shall be equal to the quotient (rounded to the fourth decimal place) of (a) the Merger Value Per Share minus the exercise price per share for the particular Lakeview Stock Option, divided by (b) the Market Price.

          2.2.2 Outstanding Nonqualified Lakeview Stock Options held by Directors. Each nonqualified Lakeview Stock Option which is both outstanding immediately prior to the Effective Time of the Merger and is held by a director of Lakeview shall become and be converted into the right to receive that number of shares of Firstbank Common Stock equal to the Option Exchange Ratio multiplied by the number of shares of Lakeview Common Stock purchasable upon exercise of the Lakeview Stock Option, subject to the election rights set forth in Section 2.3.

          2.2.3 Conversion of Outstanding Lakeview Incentive Stock Options held by Lakeview Employees. Subject to the provisions of this Plan of Merger, including the election rights set forth in Section 2.3, each Lakeview Stock Option which is outstanding immediately prior to the Effective Time of the Merger and is held by an employee of Lakeview or the Bank shall, at the election of the holder, either:

                 (a) become and be converted into the right to receive that number of Firstbank Common Shares equal to the product of the Option Exchange Ratio multiplied by the number of Lakeview Common Shares purchasable upon exercise of the Lakeview Stock Option, or

                 (b) be converted into nonqualified options to purchase Firstbank Common Shares subject to the terms of Firstbank's stock option plan; provided, however, that from and after the Effective Time of the Merger, (i) the number of shares of Firstbank Common Stock purchasable upon exercise of such option to purchase Firstbank Common Stock shall be equal to the number of shares of Lakeview Common Stock that were purchasable under such Lakeview Stock Option multiplied by the Stock Exchange Ratio, and (ii) the per share exercise price under each such Lakeview Stock Option shall be adjusted by dividing such exercise price prior to the Effective Time of the Merger by the Stock Exchange Ratio.

     Lakeview employees who are the holders of outstanding Lakeview Stock Options subject to this Section 2.2.3 shall indicate their election between either subparagraph (a) or subparagraph (b) of this Section 2.2.3 on the Election Form (as defined in Section 2.3).

     2.3 Optional Cash Election. Holders of Lakeview Common Stock, and holders of Lakeview Stock Options, shall be provided with an opportunity to elect to receive cash consideration in lieu of receiving Firstbank Common Stock in the Merger, in accordance with the election procedures set forth below in this
Section 2.3. Holders who are to receive cash in lieu of exchanging their shares of Lakeview Common Stock, or their Lakeview Stock Options, for Firstbank Common Stock as specified below shall receive an amount in cash (the "Per Share Cash Consideration") in respect of each share of Lakeview Common Stock, or each share of Lakeview Common Stock subject to a Lakeview Stock Option, that is so converted equal to the Stock Exchange Ratio times the Market Price (in the case of holders of Lakeview Common Stock) or equal to the Option Exchange Ratio times the Market Price (in the case of holders of Lakeview Stock Options). The aggregate amount of cash that shall be issued in the Merger to satisfy such elections and Lakeview Shareholders, if any, who have made, perfected and not withdrawn demands for payment for their shares under Section 762 of the Michigan Act, shall not exceed 35% of the Merger Value (the "Maximum Cash Amount").

     An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing Lakeview Common Stock ("Old Certificates") shall pass, only upon proper delivery of such Old Certificates to an exchange agent designated by Firstbank (the "Exchange Agent")) in such form as Firstbank and Lakeview shall mutually agree ("Election Form") shall be mailed 25 days prior to the anticipated Effective Time of the Merger or on such other date as Lakeview and Firstbank shall mutually agree ("Mailing Date") to each holder of record of Lakeview Common Stock or Lakeview Stock Options as of five business days prior to the Mailing Date ("Election Form Record Date").

     Each Election Form shall permit a holder (or the beneficial owner through appropriate and customary documentation and instructions) of Lakeview Common Stock or Lakeview Stock Options to elect to receive cash with respect to all or a portion of such holder's Lakeview Common Stock or the shares issuable upon exercise of such holder's Lakeview Stock Options (shares as to which the election is made being "Cash Election Shares").

     Any shares of Lakeview Common Stock with respect to which the holder (or the beneficial owner, as the case may be) shall not have submitted to the Exchange Agent an effective, properly completed Election Form on or before 5:00 p.m. on the 20th day following the Mailing Date (or such other time and date as Firstbank and Lakeview may mutually agree) (the "Election Deadline") shall be converted into Firstbank Common Stock at the Stock Exchange Ratio (such shares being "No Election Shares").

     Firstbank shall make available one or more Election Forms as may be reasonably requested by all persons who become holders (or beneficial owners) of Lakeview Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline, and Lakeview shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

     Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of the Lakeview Common Stock covered by such Election Form (or the document granting the Lakeview Stock Option in the case of Lakeview Stock Options) together with duly executed transmittal materials included in the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither Firstbank nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form. Any Dissenting Shares (as defined below) shall be treated as Cash Election Shares for the purposes of the determinations set forth below (but shall not be converted into the right to receive the Per Share Cash Consideration and shall instead be treated as set forth in Section 2.7).

     Within five business days after the Election Deadline, unless the Effective Time of the Merger has not yet occurred, in which case as soon thereafter as practicable, Firstbank shall cause the Exchange Agent to effect the allocation among the holders of Lakeview Common Stock in accordance with the Election Forms as follows:

          2.3.1 Cash Elections Less Than or Equal to the Maximum Cash Amount. If the amount of cash that would be issued upon conversion in the Merger of the Cash Election Shares is less than or equal to the Maximum Cash Amount, then:

                 (a) All Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration, and

                 (b) The No Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

          2.3.2 Cash Elections More Than the Maximum Cash Amount. If the amount of cash that would be issued upon the conversion of the Cash Election Shares is greater than the Maximum Cash Amount, then:

                 (a) All No Election Shares shall be converted into the right to receive the Per Share Stock Consideration, and

          (b) The Exchange Agent shall select from among the holders of Cash Election Shares (other than Dissenting Shares), by the selection process described below, a sufficient number of such holders ("Stock Designees") such that the amount of cash that will be issued in the Merger equals as closely as practicable the Maximum Cash Amount, and all shares held by the Stock Designees shall be converted into the right to receive shares of Firstbank Common Stock based upon the Per Share Stock Consideration, and

          (c) The Cash Election Shares not held by Stock Designees shall be converted into the right to receive the Per Share Cash Consideration.

     The selection process to be used by the Exchange Agent in determining those holders who are to receive cash if Cash Elections exceed the Maximum Cash Amount shall consist of selecting those holders who, had they not made a Cash Election, would receive, on a per holder basis, the least number of shares of Firstbank Common Stock pursuant to the Merger according to a process as shall be mutually determined by Firstbank and Lakeview.

     2.4 No Fractional Securities. Notwithstanding any other provision hereof, no fractional shares of Firstbank Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, Firstbank shall pay to each holder of Lakeview Common Stock or Lakeview Stock Options who would otherwise be entitled to a fractional share of Firstbank Common Stock (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction by the Market Price.

     2.5  Exchange Procedures.

          2.5.1 New Certificates and Exchange Fund. At or prior to the Effective Time of the Merger, Firstbank shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Old Certificates (which for purposes of this Section 2.5 shall include certificates formerly representing shares of Lakeview Common Stock) and holders of Lakeview Stock Options (excluding those Lakeview employee holders who elect to convert their Lakeview Stock Options into options to purchase Firstbank Common Stock) for exchange in accordance with this
     Article II, certificates representing the shares of Firstbank Common Stock ("New Certificates") and an estimated amount of cash (such cash and New Certificates, together with any dividends or distributions with respect thereto (without any interest thereon), being hereinafter referred to as the "Exchange Fund") to be paid pursuant to this Article II in exchange for outstanding shares of Lakeview Common Stock and Lakeview Stock Options (excluding Lakeview Stock Options with respect to which a Lakeview employee holder has elected to convert into options to purchase Firstbank Common Stock).

          2.5.2 Transmittal Materials. As promptly as practicable after the Effective Time of the Merger, Firstbank shall send or cause to be sent to each former holder of record of shares (other than Cash Election Shares, treasury shares or dissenting shares) of Lakeview Common Stock or Lakeview Stock Options immediately prior to the Effective Time transmittal materials for use in exchanging such holder's Old Certificates and/or Lakeview Stock Options for the consideration set forth in this Article II. Firstbank shall cause the New Certificates into which shares of a stockholder's Lakeview Common Stock or Lakeview Stock Options are converted on the Effective Time of the Merger and/or any check in respect of the Per Share Cash Consideration and any fractional share interests or dividends or distributions which such person shall be entitled to receive to be delivered to such holder upon delivery to the Exchange Agent of Old Certificates representing such shares of Lakeview Common Stock (or indemnity reasonably satisfactory to Firstbank and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such holder or delivery of Lakeview Stock Option grant documents with respect to Lakeview Stock Options to be converted into Firstbank Common Stock. No interest will be paid on any such cash to be paid pursuant to this Article II upon such delivery.

          2.5.3 Delivery to Public Officials. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Lakeview Common Stock or Lakeview Stock Options for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          2.5.4 Dividends and Distributions. No dividends or other distributions with respect to Firstbank Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of Lakeview Common Stock or any unsurrendered Lakeview Stock Option converted in the Merger into shares of such Firstbank Common Stock until the holder thereof shall surrender such Old Certificate or Lakeview Stock Option grant documentation, as the case may be, in accordance with this Article II. After the surrender of an Old Certificate or Lakeview Stock Option grant documentation, as the case may be, in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Firstbank Common Stock represented by such Old Certificate or Lakeview Stock Option grant documentation, as the case may be.

          2.5.5 Unclaimed Funds. Any portion of the Exchange Fund that remains unclaimed by the stockholders of Lakeview for twelve months after the Effective Time shall be paid to Firstbank. Any stockholders of Lakeview who have not theretofore complied with this Article II shall thereafter look only to Firstbank Common Stock for payment of the shares of Firstbank, cash in lieu of any fractional shares and unpaid dividends and distributions on the shares of Firstbank Common Stock deliverable in respect of each share of Lakeview Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

          2.5.6 Lakeview Stock Options. In addition to the foregoing, Firstbank may require any procedures deemed reasonably necessary to effectuate the conversion of Lakeview Stock Options as contemplated by Section 2.2.

     2.6 Firstbank Common Stock. Each share of Firstbank Common Stock outstanding immediately prior to the Effective Time of the Merger shall continue to be outstanding without any change. Each shareholder of Firstbank whose shares were outstanding immediately before the Effective Time of the Merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the Effective Time of the Merger, subject to the rights, if any, of a dissenting shareholder under the Michigan Act.

     2.7 Dissenting Shares. Each outstanding share of Lakeview Common Stock as to which a legally sufficient notice of intent to demand dissenters' rights has been given in accordance with the Michigan Act and which was not voted in favor of the Merger shall after the Effective Time of the Merger represent only the rights of a dissenting shareholder under the Michigan Act and shall not be converted into or represent a right to receive Firstbank Common Stock as provided in Section 2.1 (Conversion of Outstanding Lakeview Common Stock) of this Plan of Merger. If, however, the holder of such a dissenting share of Lakeview Common Stock shall have failed to perfect, shall have effectively withdrawn, shall have waived or lost, or shall otherwise be ineligible to exercise dissenting shareholders' rights, then at that time that share shall be converted into Firstbank Common Stock as provided in Section 2.1 (Conversion of Outstanding Lakeview Common Stock) of this Plan of Merger.

     2.8 Anti-Dilution Adjustments. This Plan of Merger shall not limit or restrict in any manner Firstbank's right to effect a consolidation or merger of Firstbank with or into another corporation or to effect a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding Firstbank Common Stock. In the event that Firstbank changes (or establishes a record date for changing) the number of shares of Firstbank Common Stock issued and outstanding prior to the Effective Time of the Merger as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding Firstbank Common Stock and the record date therefore shall be prior to the Effective Time of the Merger, the Stock Exchange Ratio, the Option Exchange Ratio and the following figures set forth in Section 2.1.3: $32.00, $36.50, $42.00, $44.00, 475,836 and 413,524, shall be proportionately adjusted. In the event of a reclassification of outstanding shares of Firstbank Common Stock or a consolidation or merger of Firstbank with or into another corporation, other than a merger in which Firstbank is the surviving corporation and which does not result in any classification of Firstbank Common Stock, holders of Lakeview would receive, in lieu of each share of Firstbank Common Stock to be issued in exchange for Lakeview Common Stock, the kind and amount of shares of Firstbank stock, other securities, money, and property receivable upon such reclassification, consolidation, or merger by holders of Firstbank Common Stock with respect to shares of Firstbank Common Stock outstanding immediately prior to such reclassification, consolidation or merger.

     2.9 Lakeview Common Stock No Longer Outstanding. Each share of Lakeview Common Stock outstanding immediately prior to the Effective Time of the Merger shall be considered to be no longer outstanding and to represent solely the right to receive shares of Firstbank Common Stock as provided in Section 2.1 (Conversion of Outstanding Lakeview Common Stock), together with any other distributions payable as provided in Section 2.8 (Anti-Dilution Adjustments), but subject to the payment of cash in lieu of fractional shares as provided in
Section 2.4 (No Fractional Securities), or the rights of a dissenting shareholder under the Michigan Act as provided in Section 2.7 (Dissenting Shares).

                                 ARTICLE  III

                  REPRESENTATIONS AND WARRANTIES OF FIRSTBANK

     Except as otherwise set forth in the Firstbank disclosure statement ("Firstbank Disclosure Statement") previously delivered to Lakeview, Firstbank represents and warrants to Lakeview that:

     3.1  Authorization, No Conflicts, Etc.

          3.1.1 Authorization of Agreement. The execution, delivery, and performance of this Plan of Merger by Firstbank have been duly authorized and approved by all necessary corporate action. When executed and delivered, this Plan of Merger will be legally binding on and enforceable against Firstbank in accordance with its terms.

          3.1.2 No Conflict, Breach, Violation, Etc. The execution, delivery, and performance of this Plan of Merger by Firstbank, and the consummation of the Merger, do not and will not violate, conflict with, or result in a breach of:

                 (a) Certificate or Bylaws. Any provision of Firstbank's Articles of Incorporation or Bylaws; or

               (b) Statutes, Judgments, Etc. Any statute, code, ordinance, rule, regulation, judgment, order, writ, arbitration award, decree, or injunction applicable to Firstbank Corporation or its subsidiary, assuming the timely receipt of each of the approvals referred to in
          Section 3.1.4 (Required Approvals).

          3.1.3 No Contractual Breach, Default, Liability, Etc. The execution, delivery, and performance of this Plan of Merger by Firstbank, and the consummation of the Merger, do not and will not:

               (a) Agreements, Etc. Violate, conflict with, result in a breach of, constitute a default under, require any consent, approval, waiver, extension, amendment, authorization, notice or filing under, or extinguish any material contract right of Firstbank or any of its subsidiaries under any agreement, mortgage, lease, commitment, indenture, other instrument, or obligation to which Firstbank or any of its subsidiaries is a party or by which they are bound or affected:

                    (1) Which is material to the business, income, or financial condition of Firstbank on a consolidated basis; or

                    (2) The violation or breach of which could prevent Firstbank from consummating the Merger;

               (b) Regulatory Restrictions. Violate, conflict with, result in a breach of, constitute a default under, require any consent, approval, waiver, extension, amendment, authorization, notice, or filing under any memorandum of understanding or similar regulatory consent agreement to which Firstbank or any of its subsidiaries is a party or subject, or by which it is bound or affected; or

               (c) Tortious Interference. Subject Lakeview or the Bank or their respective directors or officers to liability for tortious interference with contractual rights.

          3.1.4 Required Approvals. No notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation of the Merger by Firstbank other than in connection or compliance with the provisions of the Michigan Act, compliance with federal and state securities laws, and the consents, authorizations, approvals, or exemptions required under the Federal Bank Holding Company Act.

     3.2 Organization and Good Standing. Firstbank is a corporation duly organized, validly existing, and in good standing under the laws of the State of Michigan. Firstbank possesses all requisite corporate power and authority to own, operate, and lease its properties and to carry on its business as it is now being conducted in all material respects. Firstbank is a bank holding company duly registered and in good standing with the Federal Reserve Board under the Federal Bank Holding Company Act. Firstbank is not required to be qualified or admitted to conduct business as a foreign corporation in any other state.

     3.3 Subsidiaries. Firstbank owns all of the issued and outstanding shares of capital stock of Firstbank, Bank of Alma, and 1st Bank, in each case free and clear of all claims, security interests, pledges, or liens of any kind, however, all of these shares may be pledged to secure borrowings under a $10,000,000 bank line of credit. Each of Firstbank's subsidiaries has full corporate power and authority to carry on its business substantially as and where now being conducted.

     3.4  Capital Stock.

          3.4.1 Classes and Shares. The authorized capital stock of Firstbank consists of 300,000 shares of preferred stock, no par value, none of which have been issued, and 2,500,000 shares of common stock, no par value, of which, as of the date and time of the execution of this Plan of Merger, 1,633,953 shares were issued and outstanding.

          3.4.2 No Other Capital Stock. There is no security or class of securities authorized or issued which represents or is convertible into capital stock of Firstbank except as described in this Section 3.4 (Capital Stock). As of the execution of this Plan of Merger, there are no outstanding subscriptions, options, warrants, or rights to acquire any capital stock of Firstbank, or agreements to which Firstbank is a party or by which it is bound to issue capital stock, except as disclosed in Firstbank's Annual Report to shareholders for the year ended December 31, 1996 (the "Firstbank Annual Report").

          3.4.3 Voting Rights. Neither Firstbank nor its subsidiaries have outstanding any security:

                 (a) The holder or holders of which have the right to vote on the approval of the Merger or this Plan of Merger; or

                 (b) Which entitles the holder or holders to consent to, or withhold consent on, the Merger or this Plan of Merger.

          3.4.3 Firstbank Common Stock. The shares of Firstbank Common Stock to be issued in the Merger in accordance with this Plan of Merger will be duly authorized and, when issued as contemplated by this Plan of Merger, will be validly issued, fully paid, and nonassessable shares.

     3.5  Registration Statement, etc.

          3.5.1 "Document." The term "Document," when capitalized in this Plan of Merger, shall collectively mean: (i) the registration statement to be filed by Firstbank with the Securities and Exchange Commission (the "SEC") in connection with the Firstbank Common Stock to be issued in the Merger (the "Registration Statement"); (ii) the prospectus and proxy statement (the "Prospectus and Proxy Statement") to be mailed to Lakeview shareholders in connection with its shareholders' meeting with respect to this Plan or Merger; and (iii) any other documents to be filed with the SEC, the Federal Reserve Board, the State of Michigan, or any other regulatory agency in connection with the transactions contemplated by this Plan of Merger.

          3.5.2 Accurate Information. None of the information to be supplied by Firstbank for inclusion, or included, in any Document will:

                 (a) Be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading (i) at the respective times such Documents are filed; (ii) with respect to the Registration Statement, when it becomes effective; and (iii) with respect to the Prospectus and Proxy Statement, when it is mailed.

                 (b) With respect to the Registration Statement and the Prospectus and Proxy Statement, as either may be amended or supplemented, at the time of Lakeview's shareholders' meeting with respect to this Plan of Merger, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for Lakeview's shareholders' meeting.

          3.5.3 Compliance of Filings. All Documents that Firstbank is responsible for filing with any regulatory agency in connection with the Merger will comply as to form in all material respects with the provisions of applicable law.

     3.6 Financial Statements. The consolidated financial statements of Firstbank and its subsidiaries as of and for each of the years ended December 31, 1992, 1993, 1994, 1995, and 1996, as reported on or to be reported on by Firstbank's independent accountants, previously delivered or to be delivered to Lakeview, and the consolidated financial statements of Firstbank and its subsidiaries as of and for each quarter ending prior to the Effective Time of the Merger, are and will be correct and complete in all material respects. These statements do and will present fairly Firstbank's and the subsidiaries' financial position and results of operations on a consolidated basis on the dates and for the periods indicated, and have been and will be prepared in conformity with generally accepted accounting principles applied consistently throughout the periods indicated (except as otherwise noted in such financial statements or the notes thereto).

     3.7 Absence of Undisclosed Liabilities. Except as and to the extent reflected or reserved against in the consolidated balance sheet of Firstbank and its subsidiaries as of December 31, 1996, and the notes thereto, neither Firstbank nor any subsidiary had, as of such date, liabilities or obligations, secured or unsecured (whether accrued, absolute, or contingent) which are, or as to which there is a reasonable probability that they could be, materially adverse to the income or financial condition of Firstbank and its subsidiaries on a consolidated basis.

     3.8 Absence of Material Adverse Change. Since December 31, 1996, there has been no material adverse change in the business, income, or financial condition of Firstbank and its subsidiaries on a consolidated basis. No facts or circumstances have been discovered from which it reasonably appears that there is a significant risk and reasonable probability that there will occur a material adverse change in the business, income, or financial condition of Firstbank and its subsidiaries on a consolidated basis.

     3.9 Absence of Litigation. There is no action, suit, proceeding, claim, arbitration, or investigation pending or threatened by any person, including without limitation any governmental or regulatory agency, against Firstbank, any of its subsidiaries, or the assets or business of Firstbank or any of its subsidiaries, any of which has or may have a material adverse effect on the business, income, or financial condition of Firstbank and its subsidiaries on a consolidated basis. There is no factual basis known to Firstbank which presents a reasonable potential for any such action, suit, proceeding, claim, arbitration, or investigation.

     3.10 Conduct of Business. Firstbank and its subsidiaries have conducted their respective businesses and used their respective properties substantially in compliance with all federal, state, and local laws, civil or common, ordinances and regulations, including without limitation applicable federal and state laws and regulations concerning banking, securities, truth-in-lending, truth-in-savings, mortgage origination and servicing, usury, fair credit reporting, consumer protection, occupational safety, civil rights, employee protection, fair employment practices, fair labor standards, and insurance; and Environmental Laws (as defined in Section 4.20.3(b) (Environmental Laws)).

     3.11 Absence of Defaults Under Contracts. There is no existing default by Firstbank or any of its subsidiaries, or any other party, under any contract, mortgage, lease, indenture or agreement to which Firstbank or a subsidiary is a party, or by which any of them is bound, which could subject Firstbank or a subsidiary to a risk that would have a material adverse effect on Firstbank and its subsidiaries on a consolidated basis.

     3.12  Regulatory Filings.  In the last five years:

           3.12.1 Filings. Firstbank and its subsidiaries have filed in a timely manner all material filings with regulatory bodies for which filings are required;

           3.12.2 Complete and Accurate. All such filings, as amended, were complete and accurate in all material respects as of the dates of such filings, and there were no misstatements or omissions therein which, as of the making of this representation and warranty, would be material to the business, income, or financial condition of Firstbank and its subsidiaries on a consolidated basis; and

           3.12.3 Compliance with Regulations. All such filings complied in all material respects with all regulations, forms, and guidelines applicable to such filings.

     3.13  Licenses, Permits, Etc.

           3.13.1 All Licenses, Permits, Etc. Firstbank and its subsidiaries hold all licenses, certificates, permits, franchises, and rights from all appropriate federal, state, and other public authorities necessary for the conduct of their businesses as presently conducted, the lack of which would have a material adverse effect on the business, income, or financial condition of Firstbank and its subsidiaries on a consolidated basis.

           3.13.2 Regulatory Action. Neither Firstbank nor any of its subsidiaries:

                   (a) Has been charged with, or to the best of Firstbank's knowledge is under governmental investigation with respect to, any actual or alleged violation of any statute, ordinance, rule, regulation, guideline, or standard; or

                   (b) Is the subject of any pending or, to Firstbank's knowledge, threatened proceeding by any regulatory authority having jurisdiction over its business or properties.

     3.14 Environmental Matters. There are no actions, suits, investigations, liabilities, inquiries or other proceedings, rules, orders or citations involving Firstbank or its subsidiaries pending, or to the knowledge of Firstbank, threatened as a result of any failure of Firstbank or any of its subsidiaries, to comply with any requirement of Environmental Laws (as defined in Section 4.20.3(b) (Environmental Laws)) that is material to the operations or assets of Firstbank and its subsidiaries on a consolidated basis.

     3.15 Anticipated Changes. No facts or circumstances have been discovered from which it appears that there is a risk that there will occur a materially adverse change in the financial condition, net income, business, properties, operations, or prospects of Firstbank and its subsidiaries on a consolidated basis.

     3.16 Reserve for Loan Losses. The reserve for loan losses reflected in Firstbank's audited consolidated financial statements for the period ended December 31, 1995 and 1996, and its unaudited consolidated quarterly reports for the quarters ended or ending March 31, 1997, and June 30, 1997, was or will be (as applicable) adequate to meet all reasonably anticipated loan losses, net of recoveries related to loans previously charged off.

     3.17 True and Complete Information. No schedule, statement, list, certificate, or other information furnished or to be furnished by Firstbank in connection with this Plan of Merger, including Firstbank's Disclosure Statement, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

     3.18  Truth and Completeness of Representations and Warranties.

           3.18.1 True at the Closing. Firstbank warrants that its representations and warranties in this Plan of Merger will be true in all material respects at the Closing. All of such representations and warranties made with respect to specified dates or events shall still be true at the Closing in all material respects with respect to such dates or events.

           3.18.2 Untrue Representations and Warranties. During the term of this Plan of Merger, if Firstbank becomes aware of any facts or of the occurrence or impending occurrence of any event which would cause one or more of Firstbank's representations and warranties contained in this Plan of Merger to become untrue, or would have caused one or more of such representations and warranties (except in the case of representations and warranties expressly made only as of the execution of this Plan of Merger) to be untrue had such facts been known or had such event occurred before the execution of this Plan of Merger, then:

                   (a) Notice. Firstbank shall immediately give detailed written notice thereof to Lakeview; and

                   (b) Remedy Unless Waived. Firstbank shall use all reasonable efforts to change such facts or events to make such representations and warranties true, unless the same shall have been waived in writing by Lakeview.

                                  ARTICLE  IV

                  REPRESENTATIONS AND WARRANTIES OF LAKEVIEW

     Except as otherwise set forth in the Lakeview disclosure statement ("Lakeview Disclosure Statement") previously delivered to Firstbank, Lakeview represents and warrants to Firstbank that:

     4.1   Authorization, No Conflicts, Etc.

           4.1.1 Authorization of Agreement. The execution, delivery, and performance of this Plan of Merger by Lakeview have been duly authorized and approved by all necessary corporate action except that the consummation of the Merger is subject to the approval of Lakeview's shareholders as described in Section 1.1 (Approval of Plan of Merger) and, except for such shareholder approval, when executed and delivered, this Plan of Merger will be legally binding on and enforceable against Lakeview in accordance with its terms.

           4.1.2 No Conflict, Breach, Violation, Etc. The execution, delivery, and performance of this Plan of Merger by Lakeview, and the consummation of the Merger, do not and will not violate, conflict with, or result in a breach of:

                   (a) Certificate or Bylaws. Any provision of Lakeview's Articles of Incorporation or Bylaws; or

                   (b) Statutes, Judgments, Etc. Any statute, code, ordinance, rule, regulation, judgment, order, writ, arbitral award, decree, or injunction applicable to Lakeview or its subsidiary, assuming the timely receipt of each of the approvals referred to in Section 4.1.4 (Required Approvals).

          4.1.3 No Contractual Breach, Default, Liability, Etc. The execution, delivery, and performance of this Plan of Merger by Lakeview, and the consummation of the Merger, do not and will not:

               (a) Agreements, Etc. Violate, conflict with, result in a breach of, constitute a default under, require any consent, approval, waiver, extension, amendment, authorization, notice or filing under, or extinguish any material contract right of Lakeview or its subsidiary under any agreement, mortgage, lease, commitment, indenture, other instrument, or obligation to which Lakeview or its subsidiary is a party or by which they are bound or affected: (1) which is material to the business, income, or financial condition of Lakeview or the Bank; or (2) the violation or breach of which could prevent Lakeview from consummating the Merger;

               (b) Regulatory Restrictions. Violate, conflict with, result in a breach of, constitute a default under, require any consent, approval, waiver, extension, amendment, authorization, notice, or filing under any memorandum of understanding or similar regulatory consent agreement to which Lakeview or the Bank is a party or subject, or by which it is bound or affected; or

               (c) Tortious Interference. Subject Firstbank or any of its subsidiaries or their respective directors or officers to liability for tortious interference with contractual rights.

          4.1.4 Required Approvals. No notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation of the Merger by Lakeview other than in connection or compliance with the provisions of the Michigan Act, compliance with federal and state securities laws, and the consents, authorizations, approvals, or exemptions required under the Federal Bank Holding Company Act.

     4.2 Organization and Good Standing. Lakeview is a corporation duly organized, validly existing, and in good standing under the laws of the State of Michigan. Lakeview possesses all requisite corporate power and authority to own, operate, and lease its properties and to carry on its business as it is now being conducted in all material respects. Lakeview is a bank holding company duly registered and in good standing with the Federal Reserve Board under the Federal Bank Holding Company Act. Lakeview is not required to be qualified or admitted to conduct business as a foreign corporation in any other state.

     4.3  Subsidiaries.

          4.3.1 Ownership of Subsidiaries. Lakeview owns all of the issued and outstanding shares of capital stock of the Bank, free and clear of all claims, security interests, pledges, or liens of any kind. Lakeview does not have "Control" (as defined in Section 2(a)(2) of the Federal Bank Holding Company Act, using 5 percent rather than 25 percent), either directly or indirectly, of any corporation engaged in an active trade or business or which holds any significant assets other than as stated in this
     Section 4.3 (Subsidiaries).

          4.3.2 Rights to Capital Stock. There are no outstanding subscriptions, options, warrants, rights to acquire, or any other similar agreements pertaining to the capital stock of the Bank.

          4.3.3  Qualification and Power.  The Bank:

                 (a) Foreign Qualification. Is not, and is not required to be, qualified or admitted to conduct business in any other state; and

                 (b) Corporate Power. Has full corporate power and authority to carry on its business substantially as and where now being conducted.

          4.3.4 FDIC; Insurance Assessments. The Bank maintains in full force and effect deposit insurance through the Bank Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC"). The Bank has fully paid to the FDIC as and when due all assessments with respect to its deposits as are required to maintain such deposit insurance in full force and effect.

          4.3.5 Regulatory Fees and Charges. The Bank has paid as and when due all material fees, charges, assessments, and the like to each and every governmental or regulatory agency having jurisdiction as required by law, regulation, or rule.

     4.4  Capital Stock and Stock Options.

          4.4.1 Classes and Shares. The authorized capital stock of Lakeview consists of 1,500,000 shares of common stock, par value $3.34 per share, of which, as of the date and time of the execution of this Plan of Merger, 657,484 shares were issued and outstanding and each of such outstanding shares are legally and validly issued, fully paid and nonassessable.

          4.4.2 No Other Capital Stock. There is no security or class of securities authorized or issued which represents or is convertible into capital stock of Lakeview except as described in this Section 4.4 (Capital Stock and Stock Options). As of the execution of this Plan of Merger, there are no outstanding subscriptions, options, warrants, or rights to acquire any capital stock of Lakeview, or agreements to which Lakeview is a party or by which it is bound to issue capital stock.

          4.4.3 Voting Rights. Other than the shares of Lakeview's common stock described in this Section 4.4 (Capital Stock and Stock Options), neither Lakeview nor the Bank has outstanding any security:

                 (a) The holder or holders of which have the right to vote on the approval of the Merger or this Plan of Merger; or

                 (b) Which entitles the holder or holders to consent to, or withhold consent on, the Merger or this Plan of Merger.

          4.4.4 Stock Options. The Lakeview Disclosure Schedule contains a true, accurate and complete list of all stock option plans and outstanding options and other rights to purchase shares of Lakeview Common Stock or any other securities of Lakeview. Each such stock option plan was duly authorized and approved by the shareholders and Board of Directors of Lakeview and complies with the provisions of any and all applicable laws. Each stock option grant for each outstanding Lakeview Stock Option was duly authorized and approved by the Board of Directors of Lakeview and was issued in full compliance with the terms of the applicable stock option plan and applicable laws.

     4.5  Financial Statements.

          4.5.1 Financial Statements. The consolidated financial statements of Lakeview and the Bank as of and for each of the years ended December 31, 1992, 1993, 1994, 1995, and 1996, as reported on or to be reported on by Lakeview's independent accountants, previously delivered or to be delivered to Firstbank, and the consolidated financial statements of Lakeview and the Bank as of and for each quarter ending prior to the Effective Time of the Merger, are and will be correct and complete in all material respects. These statements do and will present fairly Lakeview's and the Bank's financial position and results of operations on a consolidated basis on the dates and for the periods indicated, and have been and will be prepared in conformity with generally accepted accounting principles applied consistently throughout the periods indicated (except as otherwise noted in such financial statements or the notes thereto).

          4.5.2 Call Reports. The reports of condition and income of the Bank as of and for each of the years ended December 31, 1992, 1993, 1994, 1995, and 1996, and the reports of condition and income of the Bank to be filed with the FDIC prior to the Effective Time of the Merger, including all schedules and notes relating to such reports (collectively, the "Call Reports"), are and will be correct and complete in all material respects. The Call Reports which have been filed were prepared, and the Call Reports to be filed will be prepared, in conformity with applicable regulatory accounting principles applied consistently throughout the periods indicated (except as otherwise noted in such reports).

     4.6 Absence of Undisclosed Liabilities. Except as and to the extent reflected or reserved against in the consolidated balance sheet of Lakeview and the Bank as of December 31, 1996, and the notes thereto, neither Lakeview nor the Bank had, as of such date, liabilities or obligations, secured or unsecured (whether accrued, absolute, or contingent) which are, or as to which there is a reasonable probability that they could be, materially adverse to the income or financial condition of Lakeview or the Bank.

     4.7 Absence of Material Adverse Change. Since December 31, 1996, there has been no material adverse change in the business, income, or financial condition of Lakeview or the Bank. No facts or circumstances have been discovered from which it reasonably appears that there is a significant risk and reasonable probability that there will occur a material adverse change in the business, income, or financial condition of Lakeview or the Bank.

     4.8 Absence of Litigation. There is no action, suit, proceeding, claim, arbitration, or investigation pending or threatened by any person, including without limitation any governmental or regulatory agency, against Lakeview, the Bank, or the assets or business of Lakeview or the Bank, any of which has or may have a material adverse effect on the business, income, or financial condition of Lakeview or the Bank. There is no factual basis known to Lakeview or the Bank which presents a reasonable potential for any such action, suit, proceeding, claim, arbitration, or investigation.

     4.9 Conduct of Business. Lakeview and the Bank have conducted their respective businesses and used their respective properties substantially in compliance with all federal, state, and local laws, civil or common, ordinances and regulations, including without limitation applicable federal and state laws and regulations concerning banking, securities, truth-in-lending, truth-in-savings, mortgage origination and servicing, usury, fair credit reporting, consumer protection, occupational safety, civil rights, employee protection, fair employment practices, fair labor standards, and insurance; and Environmental Laws (as defined in Section 4.20.3.b (Environmental Laws)).

     4.10 Absence of Defaults Under Contracts. There is no existing default by Lakeview or the Bank, or any other party, under any contract, mortgage, lease, indenture or agreement to which Lakeview or the Bank is a party, or by which either of them is bound, which could subject Lakeview or the Bank to a risk of material liability.

     4.11  Regulatory Filings. In the last five years:

           4.11.1 Filings. Lakeview and the Bank have filed in a timely manner all filings with regulatory bodies for which filings are required;

           4.11.2 Complete and Accurate. All such filings, as amended, were complete and accurate in all material respects as of the dates of such filings, and there were no misstatements or omissions therein which, as of the making of this representation and warranty, would be material to the business, income, or financial condition of Lakeview and the Bank on a consolidated basis; and

          4.11.3 Compliance with Regulations. All such filings complied in all material respects with all regulations, forms, and guidelines applicable to such filings.

     4.12 Registration Statement, Etc.

          4.12.1 Accurate Information. None of the information to be supplied by Lakeview for inclusion, or included, in any Document will:

                  (a) Be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading (i) at the respective times such Documents are filed; (ii) with respect to the Registration Statement, when it becomes effective; and (iii) with respect to the Prospectus and Proxy Statement, when it is mailed.

                  (b) With respect to the Registration Statement and the Prospectus and Proxy Statement, as either may be amended or supplemented, at the time of Lakeview's shareholders' meeting with respect to this Plan of Merger, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for Lakeview's shareholders' meeting.

          4.12.2 Compliance of Filings. All Documents that Lakeview is responsible for filing with any regulatory agency in connection with the Merger will comply as to form in all material respects with the provisions of applicable law.

     4.13 Tax Matters.

          4.13.1 Tax Returns. Lakeview and the Bank and any and all prior subsidiaries of either of them have duly and timely filed all tax returns that they have by law been required to file, including without limitation those with respect to income, withholding, social security, unemployment, franchise, real property, personal property, intangibles, and single business taxes. Each such tax return, report, and statement, as amended, is correct and complies in all material respects with all applicable laws and regulations.

          4.13.2 Tax Assessments and Payments. All taxes and assessments, including any penalties, interest, and deficiencies relating to those taxes and assessments, due and payable by Lakeview and the Bank and any prior subsidiaries (while owned by Lakeview or the Bank) have been paid in full as and when due. The provisions made for taxes on the consolidated balance sheet of Lakeview and the Bank as of December 31, 1996, are sufficient for the payment of all federal, state, county, and local taxes of Lakeview and the Bank accrued but unpaid as of the date indicated, whether or not disputed, with respect to all periods through December 31, 1996.

          4.13.3 Tax Audits The federal consolidated income tax returns of Lakeview and the Bank and any prior subsidiary, have not been audited by the Internal Revenue Service ("IRS") within the last 10 years. There is no tax audit or legal or administrative proceeding for assessment or collection of taxes pending or, to Lakeview's knowledge, threatened with respect to Lakeview or the Bank or any prior subsidiary. No claim for assessment or collection of taxes has been asserted with respect to Lakeview or the Bank or any prior subsidiary. No waiver of any limitations statute or extension of any assessment or collection period has been executed by or on behalf of Lakeview or the Bank or any prior subsidiary.

     4.14 Title to Properties. Lakeview and the Bank have good, sufficient, and marketable title to all of their properties and assets, whether real, personal, or a combination thereof, reflected in their books and records as being owned (including those reflected in the consolidated balance sheet of Lakeview and the Bank as of December 31, 1996, except as since disposed of in the ordinary course of business), free and clear of all liens and encumbrances, except:

          4.14.1 Reflected on Balance Sheet. As reflected on the consolidated balance sheet of Lakeview and the Bank as of December 31, 1996, and the notes thereto;

          4.14.2 Normal to Business. Liens for current taxes not yet delinquent, and liens or encumbrances which are normal to the business of Lakeview and the Bank and which are not material in relation to the business, income, or financial condition of Lakeview or the Bank; and

          4.14.3 Immaterial Imperfections. Such imperfections of title, easements, and encumbrances, if any, as are not material in character, amount, or extent, and do not materially detract from the value, or materially interfere with the present use, of the properties subject thereto or affected thereby, or which would not otherwise be material to the business, income, or financial condition of Lakeview or the Bank.

     4.15 Condition of Property. The nonfinancial assets owned or leased by Lakeview and the Bank constitute all of the assets held for use or used in connection with the business of Lakeview and the Bank and are adequate to carry on their respective businesses as presently conducted. No building or improvement on any real property owned, leased, or used by Lakeview or the Bank encroaches on any material easement or property owned by another, and no building or property owned by another encroaches on any real property owned, leased, or used by Lakeview or the Bank or on any material easement the benefit of which runs to real property owned, leased, or used by Lakeview or the Bank. None of the boundaries of any parcel of real property owned, leased, or used by Lakeview or the Bank deviates substantially from those shown on the survey of such parcel, provided in Lakeview's Disclosure Statement or from what they appear to be through visual inspection. Neither Lakeview nor the Bank is in material violation of any zoning regulation, building restriction, restrictive covenant, ordinance, or other law, order, regulation, or requirement relating to any real property that Lakeview or the Bank owns, leases, or uses. All of the nonfinancial assets and properties that Lakeview or the Bank owns, leases, or uses are in good operating condition (normal wear and tear excepted), are structurally sound, are in a good state of maintenance and repair, are reasonably fit for their intended purposes, are adequately serviced by all utilities reasonably necessary for the effective operation of Lakeview's and the Bank's business as presently conducted, and are in the possession of Lakeview or the Bank. None of the real property owned, leased, or used by Lakeview or the Bank is the subject of any condemnation action and there is, to the best of Lakeview's knowledge, no proposal under consideration by any public or governmental authority or entity to use any of the real property owned, leased, or used by Lakeview or the Bank for some other purpose.

     4.16 Leases. All leases pursuant to which Lakeview or the Bank, as lessee, lease real or personal property which is material to the business of Lakeview or the Bank are valid, effective, and enforceable against the lessor in accordance with their respective terms. There is no existing default under any such lease, or any event which with notice or lapse of time, or both, would constitute a default with respect to Lakeview or the Bank or, to the best knowledge of Lakeview, any other party. No such lease contains a prohibition against assignment by Lakeview or the Bank, by operation of law or otherwise, or any other provision which would preclude Lakeview or the Bank from possessing and using the leased premises for the same purposes and upon the same rental and other terms upon consummation of the Merger as are applicable to the possession and use by Lakeview or the Bank as of the date of this Plan of Merger.

     4.17  Licenses, Permits, Etc.

           4.17.1 All Licenses, Permits, Etc. Lakeview and the Bank hold all licenses, certificates, permits, franchises, and rights from all appropriate federal, state, and other public authorities necessary for the conduct of their businesses as presently conducted, the lack of which would have a material adverse effect on the business, income, or financial condition of Lakeview or the Bank.

           4.17.2  Regulatory Action. Neither Lakeview nor the Bank:

                   (a) Has been charged with, or to the best of Lakeview's knowledge is under governmental investigation with respect to, any actual or alleged violation of any statute, ordinance, rule, regulation, guideline, or standard; or

                   (b) Is the subject of any pending or, to Lakeview's knowledge, threatened proceeding by any regulatory authority having jurisdiction over its business or properties.

     4.18  Certain Employment Matters.

           4.18.1 Employment Policies, Programs, and Procedures. The policies, programs and practices of Lakeview and the Bank relating to wages, hours of work, and other terms and conditions of employment are in compliance in all material respects with applicable laws, orders, regulations, public policies and ordinances governing employment and terms and conditions of employment.

           4.18.2 Record of Payments. There are no material obligations of Lakeview or the Bank, whether arising by operation of law, civil or common, by contract, or by past custom, for Employment-Related Payments (as defined in Section 4.18.3 (Employment-Related Payments) to trusts or other funds or to any governmental agency or to any present or former director, officer, employee, or agent (or his or her heirs, survivors, legatees, or legal representatives) which have not been duly recorded on the books and records of Lakeview or the Bank and paid when due or duly accrued as a liability.

           4.18.3 "Employment-Related Payments." For purposes of this Plan of Merger, "Employment-Related Payments" include any payment to be made with respect to any contract for employment, unemployment compensation benefits, profit sharing, pension or retirement benefits or social security benefits, or for fringe benefits, including vacation or holiday pay, bonuses and other forms of compensation, or for medical insurance or medical expenses, which are payable to present or former directors, officers, employees, or agents of Lakeview or the Bank, or their respective survivors, heirs, legatees, or legal representatives.

          4.18.4 Employment Claims. There are no disputes, claims, or charges, pending or threatened alleging breach of any express or implied employment contract or commitment, or breach of any applicable law, order, regulation, public policy or ordinance relating to employment or terms and conditions of employment, and there is no basis for any valid claim or charge with regard to such matters.

          4.18.5 Disclosure of Agreements. There is no written or oral, express or implied:

                  (a) Employment contract or agreement, or guarantee of job security, made with or to any past or present employee of Lakeview or the Bank which is not terminable by Lakeview or the Bank upon 30 days' or less notice without penalty or obligation;

                  (b) Plan, contract, arrangement, understanding, or practice providing for bonuses, pensions, options, stock purchases, deferred compensation, retirement payments, retirement benefits of the type described in Statement of Financial Accounting Standard No. 106, or profit sharing; or

                  (c) Plan, agreement, arrangement, or understanding with respect to payment of medical expenses, insurance (except insurance continuation limited to that required under provisions of the Consolidated Omnibus Budget Reconciliation Act), or other benefits for any former employee of Lakeview or the Bank or any spouse, child, member of the same household, estate, or survivor of any employee.

     4.19 Employee Benefit Plans. With respect to any "employee welfare benefit plan," any "employee pension benefit plan", or any employee benefit plan within the respective meanings of Sections 3(1), 3(2), and 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (each referred to as an "Employee Benefit Plan"), maintained by or for the benefit of Lakeview or the Bank or to which Lakeview or the Bank has made payments or contributions on behalf of its employees:

           4.19.1 ERISA Compliance. Lakeview and the Bank, each Employee Benefit Plan, and all trusts created thereunder are in substantial compliance with ERISA and all other applicable laws and regulations applicable to such plans and trusts.

           4.19.2 Internal Revenue Code Compliance. Lakeview and the Bank, each Employee Benefit Plan which is intended to be a qualified plan under
     Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and all trusts created thereunder are in compliance with the applicable provisions of the Internal Revenue Code.

           4.19.3 Prohibited Transactions. No Employee Benefit Plan and no trust created thereunder has been involved in any nonexempt "prohibited transaction" as defined in Section 4975 of the Internal Revenue Code and in Sections 406, 407, and 408 of ERISA.

          4.19.4 Plan Termination. No Employee Benefit Plan which is a qualified plan under Section 401(a) of the Internal Revenue Code and no trust created thereunder has been terminated, partially terminated, curtailed, discontinued, or merged into another plan or trust after June 30, 1974, except in compliance with notice and disclosure to the IRS and the Pension Benefit Guaranty Corporation (the "PBGC"), where applicable, as required by the Internal Revenue Code and ERISA. With respect to each such termination, all termination procedures have been completed and there are no pending or potential liabilities to PBGC, to the plans, or to participants under such terminated plans. Each such termination, partial termination, curtailment, discontinuance, or consolidation has been accompanied by the issuance of a current favorable determination letter by the IRS and, where applicable, has been accompanied by plan termination proceedings with and through the PBGC.

          4.19.5 Multiemployer Plan. No Employee Benefit Plan is a "multiemployer plan" within the meaning of Section 3(37)(A) of ERISA.

          4.19.6 Defined Benefit Plan. No Employee Benefit Plan in effect as of December 31, 1996, is a "defined benefit plan" within the meaning of Section 3(35)of ERISA.

          4.19.7 Reportable Events. There has been no "reportable event" as defined in Section 4043 of ERISA, after September 1, 1974, with respect to any Employee Benefit Plan or any trust created thereunder.

          4.19.8 No Premiums. Lakeview does not owe premiums to the PBGC which are due but unpaid and has not been determined by the PBGC to be liable for a funding deficiency with respect to a plan termination under Title IV of ERISA.

          4.19.9 No Further Payments. If any Employee Benefit Plan (and the related trusts) which is subject to Title IV of ERISA were terminated on the date of the latest actuarial valuation, Lakeview would not have any liability for further contributions or other payments with respect thereto (whether direct liability to the plan, the trusts, the participants and beneficiaries of the plan, or liability to the PBGC) and there has been no amendment of any such plan or other occurrence after the date of the latest actuarial valuation which would result in any such liability.

          4.19.10 No Amendment. With respect to any Employee Benefit Plan which is a defined benefit plan qualified under Section 401(a) of the Internal Revenue Code, there has been no amendment of such plan or other occurrence after the date of the latest actuarial reports prepared with respect to the plan which has materially changed the financial and funding condition of the plan.

          4.19.11 Payment of Contributions. Lakeview and the Bank have made when due all contributions required under any Employee Benefit Plan and under applicable laws and regulations.

          4.19.12 Payment of Benefits. There are no payments which have become due from any Employee Benefit Plan, the trusts created thereunder, or from Lakeview or the Bank that have not been paid through normal administrative procedures to the plan participants or beneficiaries entitled thereto, except for claims for benefits for which administrative claims procedures under such plan have not been exhausted.

          4.19.13 Accumulated Funding Deficiency. No Employee Benefit Plan which is intended to be a qualified plan under Section 401(a) of the Internal Revenue Code and no trust created thereunder has incurred, after June 30, 1974, an "accumulated funding deficiency" as defined in Section 412(a) of the Internal Revenue Code and Section 302 of ERISA (whether or not waived).

                4.19.14 Filing of Reports. Lakeview has filed or caused to be filed, and will continue to file or cause to be filed, in a timely manner all filings pertaining to each Employee Benefit Plan with the IRS, the United States Department of Labor, and the PBGC as prescribed by the Internal Revenue Code or ERISA, or regulations issued thereunder. All such filings, as amended, were complete and accurate in all material respects as of the dates of such filings, and there were no misstatements or omissions in any such filing which, as the making of this representation and warranty, would be material to the financial condition, net income, business, properties, operations, or prospects of Lakeview or the Bank.

      4.20  Environmental Matters.

                4.20.1 Owned or Operated Property. With respect to: (i) the real estate owned or leased by Lakeview or the Bank or used in the conduct of their businesses; (ii) other real estate owned by the Bank; (iii) any real estate held and administered in trust by the Bank; and (iv) to Lakeview's knowledge, any real estate formerly owned or leased by Lakeview or the Bank (for purposes of this section, properties described in any of (i) through (iv) are collectively referred to as "Premises"):

                (a) Construction and Content. None of the Premises is
            constructed of, or contains as a component part, any material which (either in its present form or as it may reasonably be expected to change through aging or normal use) releases or may release any substance that is a Hazardous Substance or is known to be (either by single exposure or by repeated or prolonged exposure) injurious or hazardous to the health of persons occupying the Premises.

                (b) Uses of Premises. No part of the Premises has been used for the generation, manufacture, handling, storage, disposal, or management of Hazardous Substances.

                (c) Underground Storage Tanks. The Premises do not contain, and have never contained, any underground storage tanks. With respect to any underground storage tank listed in Lakeview's Disclosure Statement as an exception to the foregoing, each such underground storage tank presently or previously located on Premises is or has been maintained or removed, as applicable, in compliance with all applicable Environmental Laws, and has not been the source of any release of a Hazardous Substance to the environment.

                (d) Absence of Contamination. The Premises do not contain and are not contaminated by any quantity of a Hazardous Substance from any source.

                (e) Environmental Suits and Proceedings. There is no action, suit, investigation, liability, inquiry, or other proceeding, ruling, order, notice of potential liability, or citation involving Lakeview or the Bank pending, threatened, or previously asserted under, or as a result of any or alleged failure to comply with any requirement of, any Environmental Law. There is no factual basis for any of the foregoing.

                4.20.2 Loan Portfolio. With respect to any real estate securing any outstanding loan or related security interest and any owned real estate acquired in full or partial satisfaction of a debt previously contracted:

               (a) Investigation. Lakeview and the Bank have complied in all material respects with their policies (as such policies may have been in effect from time to time and as disclosed in Lakeview's Disclosure Statement), and all applicable laws and regulations, concerning the investigation of each such property to determine whether or not there exists or is reasonably likely to exist any Hazardous Substance on, in, or under such property and whether or not a release of a Hazardous Substance has occurred at or from such property.

                (b) No Known Contamination. No such property is known to contain or be contaminated by any quantity of any Hazardous Substance from any source.

          4.20.3  Definitions.

                (a) Hazardous Substances. For purposes of this Plan of Merger, "Hazardous Substance"has the meaning set forth in Section 9601 of the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, 42 U.S.C.A. (S) 9601 et seq.("CERCLA"), and also includes any substance now or in the future regulated by or subject to any Environmental Law (as defined below) and any other pollutant, contaminant, or waste, including, without limitation, petroleum, asbestos, fiberglass, radon, and polychlorinated biphenyls.

                (b) Environmental Laws. For purposes of this Plan of Merger, "Environmental Laws" means all laws (civil or common), ordinances, rules, regulations, guidelines, and orders that: (i) regulate air, water, soil, or solid waste management, including the generation, release, containment, storage, handling, transportation, disposal, or management of Hazardous Substances; (ii) regulate or prescribe requirements for air, water, or soil quality; (iii) are intended to protect public health or the environment; or (iv) establish liability for the investigation, removal, or cleanup of, or damage caused by, any Hazardous Substance.

     4.21 Duties as Fiduciary. The Bank has performed all of its duties in any capacity as trustee, executor, administrator, registrar, guardian, custodian, escrow agent, receiver, or other fiduciary in a fashion that complies in all material respects with all applicable laws, regulations, orders, agreement, wills, instruments, and common law standards, the violation of which would be material to its business, income, or financial condition.

     4.22 Investment Bankers and Brokers. Lakeview has not employed any broker, finder, or investment banker in connection with the Merger, except for the engagement of Austin Associates. Except with respect to Austin Associates, Lakeview has no express or implied agreement with any person or company relative to any commission or finder's fee payable with respect to the Merger. Lakeview shall be solely responsible for the fees of Austin Associates.

     4.23 Change in Business Relationships. Neither Lakeview nor the Bank has notice, whether on account of the Merger or otherwise, that (i) any customer, agent, representative, or supplier of Lakeview or the Bank intends to discontinue, diminish, or change its relationship with Lakeview or the Bank, the effect of which would be material to the business of Lakeview or the Bank; or
(ii) any executive officer of Lakeview or the Bank intends to terminate his or her employment.

     4.24 Insurance. Lakeview and the Bank maintain in full force and effect insurance on their assets, properties, premises, operations, and personnel in such amounts and against such risks and losses as are customary and adequate for comparable entities engaged in the same business and industry. During the last five years, no insurance company has canceled or refused to renew a policy of insurance covering Lakeview's or any of the Bank's assets, properties, premises, operations, or personnel.

     4.25 Books and Records. The minutes contained in corporate minute books and files of Lakeview and the Bank properly and accurately record in all material respects all actions actually taken by its shareholders, directors, and committees of directors. The books, accounts, and records of Lakeview and the Bank reflect only actual transactions and have been maintained in all material respects in the usual and regular manner, in accordance with generally accepted accounting principles consistently applied, and in compliance with all applicable laws and regulations.

     4.26 Events Since December 31, 1996. Neither Lakeview nor its subsidiary has, since December 31, 1996:

          4.26.1 Business in Ordinary Course. Conducted its business other than in the ordinary course, or incurred or become subject to any material liability or obligation, except liabilities incurred in the ordinary course of business.

          4.26.2 Strikes or Labor Trouble. Experienced or, to the best knowledge of Lakeview, been threatened by any strike, work stoppage, organizational effort, or other labor trouble, or any other event or condition of any similar character which has been or could reasonably be expected to be materially adverse to the business, income, or financial condition of Lakeview or the Bank.

          4.26.3 Mortgage of Assets. Mortgaged, pledged, or subjected to lien, charge, or other encumbrance any of its assets, or sold or transferred any such assets, except in the ordinary course of business, except for such mortgages, pledges, liens, charges, and encumbrances for indebtedness that do not in the aggregate exceed $10,000.

          4.26.4 Contract Amendment or Termination. Made or permitted any amendment or termination of any contract to which it is a party and which is material to the business, income, or financial condition of Lakeview or the Bank, except as expressly provided in this Plan of Merger.

     4.27 Anticipated Changes. No facts or circumstances have been discovered from which it appears that there is a risk that there will occur a materially adverse change in the financial condition, net income, business, properties, operations, or prospects of Lakeview or the Bank.

     4.28 Reserve for Loan Losses. The reserve for loan losses reflected in Lakeview's and the Bank subsidiary's audited consolidated financial statements for the period ended December 31, 1995 and 1996, and Call Reports for the quarters ended or ending March 31, 1997, and June 30, 1997, was or will be (as applicable) adequate to meet all reasonably anticipated loan losses, net of recoveries related to loans previously charged off.

     4.29 Continuity of Interest. There is no plan or intention by any shareholder of Lakeview who owns beneficially or of record 5 percent or more of the issued and outstanding shares of Lakeview's common stock, and, to the best knowledge of Lakeview, there is no plan or intention on the part of the remaining shareholders of Lakeview who own shares of Lakeview's common stock to sell, exchange, or otherwise dispose of a number of shares of Firstbank Common Stock beneficially owned by them or received in the Merger that would reduce Lakeview's shareholders' ownership of Firstbank Common Stock to a number of shares having a value, as of the Effective Time of the Merger, of less than 50 percent of the value of all of the formerly outstanding shares of Lakeview's Common Stock as of the same time. For purposes of this representation, shares of Lakeview Common Stock exchanged for cash in lieu of fractional shares or surrendered by dissenters will be treated as outstanding Lakeview Common Stock at the Effective Time of the Merger. Shares of Lakeview's Common Stock and shares of Firstbank's Common Stock held by

Lakeview's shareholders and otherwise sold, redeemed, or disposed of before or after the transaction will be considered in making this representation.

     4.30 True and Complete Information. No schedule, statement, list, certificate, or other information furnished or to be furnished by Lakeview in connection with this Plan of Merger, including Lakeview's Disclosure Statement, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

     4.31  Truth and Completeness of Representations and Warranties.

          4.31.1 True at the Closing. Lakeview warrants that its representations and warranties in this Plan of Merger will be true in all material respects at the Closing. All of such representations and warranties made with respect to specified dates or events shall still be true at the Closing in all material respects with respect to such dates or events.

          4.31.2 Untrue Representations and Warranties. During the term of this Plan of Merger, if Lakeview becomes aware of any facts or of the occurrence or impending occurrence of any event which would cause one or more of Lakeview's representations and warranties contained in this Plan of Merger to become untrue, or would have caused one or more of such representations and warranties (except in the case of representations and warranties expressly made only as of the execution of this Plan of Merger) to be untrue had such facts been known or had such event occurred before the execution of this Plan of Merger, then:

               (a) Notice. Lakeview shall immediately give detailed written notice thereof to Firstbank; and

               (b) Remedy Unless Waived. Lakeview shall use all reasonable efforts to change such facts or events to make such representations and warranties true, unless the same shall have been waived in writing by Firstbank.

                                  ARTICLE  V

                               CERTAIN COVENANTS

     5.1 Disclosure Statement. Lakeview has prepared and delivered to Firstbank the Lakeview Disclosure Statement. In addition to any exceptions to Lakeview's representations set forth in Article IV, the Disclosure Statement shall contain true and correct copies of each and every document specified below. Not less than 5 days prior to the Closing, Lakeview shall deliver to Firstbank an update to the Lakeview Disclosure Statement describing any material changes and containing any new or amended documents, as specified below, which are not contained in the Lakeview Disclosure Statement as initially delivered. The Lakeview Disclosure Statement and the update shall contain:

          5.1.1 Employment Agreements. All employment agreements not terminable by Lakeview or the Bank upon 30 days' or less notice without penalty or obligation.

          5.1.2 Employment Policies. All employee handbooks, policy manuals, rules and standards of employment implemented by Lakeview or the Bank with regard to their employees and presently in effect.

     5.1.3 Judgments, Orders or Settlement Agreements. Any judgments, orders, injunctions, court decrees or settlement agreements arising out of or relating to the labor and employment practices or decisions of Lakeview or the Bank which, by their terms, continue to bind or affect Lakeview or the Bank.

     5.1.4 Loan Delinquencies. A list of loans or extensions of credit on the books of the Bank with a principal balance of $2,500 or more and which are more than 60 days contractually delinquent.

     5.1.5 Letters of Credit and Loan Contingencies. A listing of all letters of credit and obligations to make loans or extend credit which the Bank cannot reject or terminate without advance notice or penalty in its sole discretion, and upon which the Bank may be or may become liable without action or omission of the Bank after the Closing.

     5.1.6 Related Person Contracts. All agreements, contracts, mortgages, deeds of trust, leases, commitments, indentures, notes, or other instruments, which are, to the best of Lakeview's knowledge, with any Lakeview Related Person (defined below), excepting any ordinary and customary banking relationship. For purposes of this Plan of Merger, the term "Lakeview Related Person" shall mean any director or executive officer of Lakeview or its subsidiary, their spouses and children, any person who is a member of the same household as such persons, and any corporation, partnership, proprietorship, trust, or other entity of which any such persons, alone or together, have Control.

     5.1.7 Related Person Loans. A list of all outstanding loans or loan commitments from, and all irrevocable letters of credit issued by, Lakeview or the Bank in a principal amount of $5,000 or more to or on behalf of any Lakeview Related Person.

     5.1.8 Control of Material Assets. A list of any material assets or properties which are used in the business of Lakeview or its subsidiary which are owned or controlled by a Lakeview Related Person, other than in a capacity as a shareholder, director or officer of Lakeview or the Bank.

     5.1.9 Retired Employee Expenses. All plans, agreements, arrangements, or understandings concerning payment of medical expenses, insurance, or other benefits with respect to any former employee, or any spouse or child, member of the same household, estate, or survivor of a former employee.

     5.1.10 Deeds and Titles. All deeds, titles, or other evidences of title to real estate, as well as copies of all surveys, abstracts, and environmental assessments thereof and title insurance policies relating thereto, and complete and correct lists of all items of personal property which had a book value in excess of $10,000 as of December 31, 1996, reflected in the books and records of Lakeview or the Bank as being owned (including those reflected in the consolidated balance sheet of Lakeview and the Bank as of December 31,
1996), except as since disposed of in the ordinary course of business.

     5.1.11 Lease Agreements. All leases or other agreements pursuant to which Lakeview or its subsidiary, as lessee or lessor, leases real or personal property, excepting any lease as to personal property under which the aggregate lease payments with respect to that lease do not exceed $10,000.

     5.1.12  Other Agreements.

          (a) All contracts or agreements to which Lakeview or its subsidiary is a party or subject which call for aggregate payments in excess of $5,000 with respect to individual items or individual agreements, excepting any ordinary and customary banking relationship.

          (b) All data processing agreements, service agreements, consulting agreements, or any similar arrangements not terminable by Lakeview or its subsidiary upon 30 days' or less notice without penalty, excepting any agreement which does not require aggregate payments in excess of $5,000.

          (c) All interest rate swap agreements and other agreements relating to hedging interest rate risks.

     5.1.13 Insurance Policies. All policies of insurance maintained by Lakeview or the Bank with respect to assets, properties, premises, operations, and personnel, and copies of the most recent insurance audit, review, or report (if any).

     5.1.14 Charter Documents and Bylaws. The articles of incorporation and bylaws of Lakeview and the Bank, including all amendments to date.

     5.1.15 Shareholder List. A shareholder list as of the most recent date available identifying each shareholder of Lakeview, indicating the number of shares held, and providing the shareholder's record address.

     5.1.16 Stock Option Information. Copies of all stock option grant documents for all issued and outstanding options to purchase Lakeview Common Stock together with a list as of the most recent date available of each holder of an option to purchase shares of Lakeview Common Stock or any other security of Lakeview, together with the grant date, exercise price, vesting schedule and number of shares issuable upon exercise of the option.

     5.1.17 Employee Benefit Plans. All plans, policies or contracts providing for bonuses, pensions, all sales commission schedules, options, stock purchases, deferred compensation, severance or termination pay, retirement payments, profit sharing, or retirement savings, including amendments, any summary plan description relating thereto, and, to the extent applicable, the last two annual reports on Form 5500 for each such plan or contract, the latest determination letter issued by the IRS with respect to each Employee Benefit Plan which is a qualified plan under Section 401(a) of the Internal Revenue Code and any determination letter issued with respect to each amendment to each such Employee Benefit Plan, and all administrative forms for each Employee Benefit Plan.

     5.1.18 Management Letters. Copies of any letters or memoranda to management or special reports received during each of the last three years by Lakeview or the Bank from Lakeview's independent public accountants which set forth criticisms of, or advice, suggestions, or recommendations for improvements in, any aspect of the accounting for or operation of Lakeview or the Bank.

     5.1.19 Long-Term Debt. Copies of any loan agreements, notes, indentures, security agreements, mortgages, pledge receipts, guaranties, and related documents with respect to all long-term indebtedness of Lakeview or the Bank.

          5.1.20 Regulatory Orders. Copies of any order, decree, memorandum, agreement, or understanding with regulatory agencies binding upon or affecting the operations of Lakeview or the Bank or their respective directors or officers in their capacities as such.

          5.1.21 Board and Environmental Investigation Policies. Copies of all policies formally adopted by the Board of Directors of Lakeview and the Bank as currently in effect and, with respect to environmental matters, copies of all policies that have been in effect during the last 10 years regarding the performance of environmental investigations of properties accepted as collateral for loans or accepted in trust, including the effective dates of all such policies.

          5.1.22 Litigation. A list of all suits, actions, and proceedings (legal, administrative, arbitral, or otherwise), and all claims, investigations, and inquiries (by an administrative agency, governmental body, or otherwise) to which Lakeview or the Bank, or any of their respective businesses or properties, is a party as plaintiff or defendant or is subject, together with copies of the complaint, answer, and all material motions and orders filed or entered in connection therewith.

          5.1.23 MESC Form 1027. A completed and executed copy of MESC Form 1027, Business Transferor's Notice of Unemployment Tax Liability and Rate.

     5.2 Conduct of Business Pending the Effective Time of the Merger. From the execution of this Plan of Merger until the Effective Time of the Merger, Lakeview agrees that, except as consented to in writing by Firstbank or as otherwise provided in this Plan of Merger, it shall, and it shall cause the Bank to:

          5.2.1 Ordinary Course. Conduct its business and manage its property only in the usual, regular, and ordinary course and not otherwise, in substantially the same manner as prior to the execution of this Plan of Merger, and not make any substantial change to its methods of management or operation in respect of such business or property.

          5.2.2 No Inconsistent Actions. Take no action which would be inconsistent with or contrary to the representations, warranties, and covenants made by Lakeview in this Agreement, and take no action which would cause Lakeview's representations and warranties to become untrue except as and to the extent required by applicable laws and regulations or regulatory agencies having jurisdiction.

          5.2.3 Compliance. Comply in all material respects with all laws, regulations, agreements, court orders, and administrative orders applicable to the conduct of its business unless the application of such laws, regulations, or orders is being contested in good faith and the other party has been notified of such contest.

          5.2.4 No Amendments. Make no change in its articles of incorporation or charter, as the case may be, or its bylaws, except as effected by this Plan of Merger and the Merger.

          5.2.5 Books and Records. Maintain its books, accounts, and records in the usual and regular manner, and in material compliance with all applicable laws and accounting standards.

          5.2.6 No Change in Stock. Make no change in the number of shares of its capital stock issued and outstanding; grant no warrant, option, or commitment relating to its capital stock; enter into no agreement relating to its capital stock; and issue no securities convertible into its capital stock.

     5.2.7 Maintenance. Use all reasonable efforts to maintain its property and assets in their present state of repair, order and condition, reasonable wear and tear and damage by fire or other casualty excepted.

     5.2.8 Preservation of Goodwill. Use all reasonable efforts to preserve its business organization intact, to keep available the services of its present officers and employees, and to preserve the goodwill of its customers and others having business relations with it.

     5.2.9 Insurance Policies. Use all reasonable efforts to maintain and keep in full force and effect insurance coverage, so long as such insurance is reasonably available, on its assets, properties, premises, operations, and personnel in such amounts, against such risks and losses, and with such self-insurance requirements as are presently in force.

     5.2.10 Charge-Offs. Charge off loans and maintain its reserve for loan losses, in each case in a manner in conformity with the prior practices of Lakeview and the Bank and applicable industry, regulator, and accounting standards; provided, however, that in addition to the prior practices of Lakeview and the Bank, immediately prior to the Effective Time of the Merger, the Bank will charge against its earnings an addition to its loan loss reserve in an amount necessary to bring the Bank's loan loss reserve up to a level comparable with the loan loss reserve level maintained by Firstbank at its subsidiary banks.

     5.2.11 Policies and Procedures. Make no material change in any policies and procedures applicable to the conduct of its business, including without limitation any loan and underwriting policies, loan loss and charge-off policies, investment policies, and employment policies, except as and to the extent required by law or regulatory agencies having jurisdiction.

     5.2.12 New Directors or Officers. Except to reelect persons who are then incumbent directors and officers at annual meetings, not:

          (a) Increase the number of directors or fill any vacancy on the board of directors; or

          (b) Elect or appoint any person to an executive office without first consulting Firstbank.

     5.2.13  Compensation and Benefits.

          (a) Not increase, or agree to increase, the salary or other compensation payable to, or fringe benefits of, or pay or agree to pay any bonus to, any director or officer, or any other class or group of employees as a class or group, except for increases, agreements or payments which are reasonable in amount and consistent with the prior year; and

          (b) Not introduce, change, or agree to introduce or change, any pension, profit sharing, or employee benefit plan, fringe benefit program, or other plan or program of any kind for the benefit of its employees unless required by law or this Plan of Merger, or necessary or advisable, in the opinion of counsel, to maintain any tax qualified status.

     5.2.14 New Employment Agreements. Not enter into any employment agreement which is not terminable by the Corporation or its subsidiary without cost or penalty upon 30 days' or less notice, except any such agreement which may be approved by Firstbank in writing.

          5.2.15 Dividends. Not declare or pay any dividends, nor make any other distribution, in respect of any shares of its capital stock except as permitted by Section 5.5 (Regular Dividends and Compensation Adjustments).

          5.2.16 Borrowing. Not borrow money except in the ordinary course of business.

          5.2.17 Mortgaging Assets. Not sell, mortgage, pledge, encumber, or otherwise dispose of, or agree to sell, mortgage, pledge, encumber, or otherwise dispose of, any of its property or assets, except in the ordinary course of business.

          5.2.18 Notice of Actions. Notify the other party of the threat or commencement of any action, suit, proceeding, claim, arbitration, or investigation against or relating to: (i) Lakeview or the Bank; (ii) Lakeview or the Bank's directors, officers, or employees in their capacities as such; (iii) Lakeview's or the Bank's assets, liabilities, businesses, or operations; or (iv) the Merger or this Plan of Merger.

          5.2.19 New Service Arrangements. Not enter into, or commit to enter into, any agreement for trust, consulting, professional, data processing, or other services to Lakeview or the Bank which is not terminable by Lakeview or the Bank without penalty upon 30 days' or less notice.

          5.2.20 Capital Improvements. Not open, enlarge, or materially remodel any bank or other facility, and not lease, purchase, or otherwise acquire any real property for use as a branch bank, or apply for regulatory approval of any new branch bank, excepting pursuant to prior commitments made by Lakeview or the Bank that are disclosed in the Lakeview Disclosure Statement.

     5.3 Accrual of Transaction Expenses. Lakeview and the Bank covenant and agree that immediately prior to the Effective Time of the Merger Lakeview will accrue and charge against its earnings all transaction expenses which Lakeview has incurred or will incur as a result of the transactions contemplated by this Plan of Merger (including, without limitation, its legal, accounting, actuarial, tax services, and investment banker's fees).

     5.4 Accrual of Employee Benefits. Lakeview and the Bank covenant and agree that all officers of Lakeview and the Bank will be treated as fully vested and the Bank will accrue immediately prior to the Merger Date and charge against the Bank's earnings, all amounts necessary to fully fund the cost of the "Actuarially Reduced" amount of the "Retirement Benefit" under all outstanding executive supplemental income ("ESI") agreements between the Bank and any of its officers. Lakeview and the Bank covenant and agree that prior to the Effective Time of the Merger, all such ESI agreements shall have been terminated with Actuarially Reduced Retirement Benefits ("Accrued Benefits") paid out to the affected officers, or such agreements shall have been amended to provide that neither the Bank, nor Lakeview, nor Firstbank shall have any further cost, expense or charges with respect to such agreements. However, the Accrued Benefits of Messrs. Schurtz and Benear will not be paid out to them. Firstbank covenants and agrees that Messrs. Schurtz and Benear will be entitled to participate in the Firstbank officers deferred compensation plan and their respective Accrued Benefits will be credited to accounts established for them under that plan, with the Accrued Benefits invested in accordance with their election of investment options available under the Firstbank plan.

     5.5 Regular Dividends. Since December 31, 1996, Lakeview has not declared and paid (except for a dividend paid in January 1997 which was declared and deducted from stockholder's equity prior to December 31, 1996) any dividends to its shareholders, and will not declare or pay any dividends or make other distributions of assets to its shareholders, except for cash dividends not in excess of 30% of the net after-tax profits of Lakeview (determined in accordance with generally accepted accounting principles consistently applied) earned after December 31, 1996, and prior to the closing, with any such cash dividends to be declared, if at all, each calendar quarter with respect to the net after-tax profit earned for each such quarter and paid during or within thirty (30) days after the end of such quarter. However, Lakeview shareholders shall be entitled to receive one and only one dividend payable with respect to the quarter in which the Effective Time of the Merger occurs, whether as a result of their ownership of Lakeview Common Stock or Firstbank Common Stock received in the Merger.

     5.6 Affiliates. The Lakeview Disclosure Statement and the update to the Lakeview Disclosure Statement shall identify every person who may, to Lakeview's reasonable knowledge, be deemed to be an "affiliate" of Lakeview for purposes of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"). Lakeview shall cause its counsel to deliver to each person who is identified as an affiliate, on or prior to the Effective Time of the Merger, advice with respect to such person's obligations under the Securities Act and the regulations issued thereunder with respect to disposition of securities of Firstbank. Further, Lakeview shall use all reasonable efforts to cause each person who is identified as an affiliate to deliver to Firstbank on or prior to the Effective Time of the Merger a written agreement, satisfactory to Firstbank, that such person shall not offer to sell or otherwise dispose of any shares of Firstbank Common Stock beneficially owned by or issued to such person pursuant to the Merger in violation of the Securities Act or the regulations thereunder.

     5.7. Competing Proposals. Neither Lakeview nor the Bank, nor any of their respective directors, officers, employees, investment bankers, representatives, or agents, shall take any action inconsistent with the intent to consummate the Merger upon the terms and conditions of this Plan of Merger. Without limiting the foregoing:

          5.7.1 No Solicitation. Neither Lakeview nor the Bank, nor any of their respective directors, officers, employees, investment bankers, representatives, or agents, shall solicit, encourage, negotiate, accept or approve, any proposals, offers, or expressions of interest concerning any tender offer, exchange offer, merger, consolidation, sale of shares, sale of assets, or assumption of liabilities not in the ordinary course, or other business combination involving Lakeview or the Bank, or any of their respective assets or properties, other than the Merger (a "Business Combination").

          5.7.2 Communication of Other Proposals. Lakeview shall cause written notice to be delivered to Firstbank promptly upon receipt of any solicitation, offer, proposal, or expression of interest (a "Proposal") concerning a Business Combination. Such notice shall contain the material terms and conditions of the Proposal to which such notice relates or shall contain a copy of Lakeview's unequivocal rejection of the Proposal in the form actually delivered to the person from whom the Proposal was received. Thereafter, Lakeview shall promptly notify Firstbank of any material changes in the terms, conditions, and status of any Proposal.

          5.7.3 Furnishing Information. Neither Lakeview nor the Bank, nor any of their respective directors, officers, employees, investment bankers, representatives, or agents, shall furnish any nonpublic information concerning Lakeview or the Bank to any person who is not affiliated or under contract with Lakeview or Firstbank, except as required by applicable law or regulations.

          5.7.4 Payment after Certain Events. In the event that the Board of Directors of Lakeview fails to recommend to the shareholders of Lakeview that the shareholders approve the transactions contemplated by this Plan of Merger, and if such failure is due in whole or in part to the existence of a Proposal, which Proposal competes or is otherwise inconsistent with the transactions contemplated by this Plan of Merger, then Lakeview shall promptly pay to Firstbank a fee equal to

     $500,000 and an amount equal to all out-of-pocket costs, expenses and fees (including, without limitation, fees incurred or to be incurred in connection with any registration and proxy statement that may be required to be filed with the Securities and Exchange Commission), incurred or to be incurred by Firstbank (or its subsidiaries or other affiliates) in connection with the Merger and all other transactions contemplated thereby or incidental thereto. However, in the event that the competing or inconsistent Proposal referred to in the preceding sentence has been directly or indirectly solicited by any officer, director, shareholder, agent or other representative of Lakeview, then the $500,000 fee shall be increased to $800,000, and the amounts for out-of-pocket costs, expenses, and fees described above shall also be payable by Lakeview to Firstbank. In the event that Lakeview's Board of Directors recommends in good faith that Lakeview's shareholders approve this Plan of Merger, and the shareholders nonetheless fail to approve this Plan of Merger, then Lakeview shall not be obligated to pay the fee or any amounts for out-of-pocket costs, expenses and fees referred to in this Section 5.7.4.


                                  ARTICLE  VI

                             ADDITIONAL AGREEMENTS

     6.1 Registration Statement. As soon as is reasonably practical, Firstbank agrees to prepare and file with the SEC under the Securities Act the Registration Statement and the related Prospectus and Proxy Statement included as a part thereof covering the issuance by Firstbank of the shares of Firstbank Common Stock as contemplated by this Plan of Merger, together with such amendments as may reasonably be required for the Registration Statement to become effective. Firstbank agrees to provide Lakeview with the opportunity to review and comment upon the Registration Statement, each amendment to the Registration Statement, and each form of the Prospectus and Proxy Statement before filing. Firstbank agrees to provide Lakeview with copies of all correspondence received from the SEC with respect to the Registration Statement and its amendments and with all responsive correspondence to the SEC. Firstbank agrees to notify Lakeview of any stop orders or threatened stop orders with respect to the Registration Statement. Lakeview agrees to provide all necessary information pertaining to Lakeview and the Bank promptly upon request, and to use its best efforts to obtain the cooperation of Lakeview's independent accountants and attorneys, in connection with the preparation of the Registration Statement.

     6.2 Other Filings. Firstbank agrees to prepare and file, as soon as is reasonably practical, with the Federal Reserve Board, the State of Michigan, and other regulatory agencies all documents in connection with the transactions contemplated by this Plan of Merger. Firstbank agrees to provide Lakeview with the opportunity to review and comment upon such documents before refiling and to provide Lakeview with copies of all correspondence received from these agencies and all responsive correspondence sent to these agencies.

     6.3 Press Releases. Lakeview and Firstbank shall consult with each other with respect to the form and substance of any press release or other public disclosure of matters related to this Plan of Merger.

     6.4 Miscellaneous Agreements and Consents. Subject to the terms and conditions of this Plan of Merger, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Plan of Merger. Firstbank and Lakeview will use reasonable efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the Merger.

     6.5  Lakeview Financial Information.  Subject to Section 6.6
(Investigation), after the execution of this Plan of Merger until the Effective Time of the Merger, Lakeview shall promptly deliver to Firstbank copies of:

               (a) each monthly internal financial report (if any) prepared with respect to Lakeview and the Bank on a consolidated or unconsolidated basis; and

               (b) Each financial report or statement submitted to regulatory authorities for Lakeview and/or the Bank.

     6.6  Investigation.

          6.6.1 Access to Information by Firstbank. For the purpose of permitting an examination of Lakeview by such of Firstbank's officers, attorneys, accountants, and representatives for the purposes of Firstbank's evaluation of the Merger, Lakeview shall:

               (a) Permit, and shall cause the Bank to permit, full access to their respective properties, books, and records at reasonable times;

               (b) Use reasonable efforts to cause its and the Bank's directors, officers, employees, accountants, and attorneys to cooperate fully, for the purpose of permitting a complete and detailed examination of such matters by Firstbank's officers, attorneys, accountants, and representatives;

               (c) Furnish to Firstbank, upon request, any information reasonably requested respecting Lakeview's and the Bank's properties, assets, business, and affairs; and

               (d) Permit representatives of Firstbank to attend meetings of the board of directors and committees of the boards of directors of Lakeview and the Bank; provided, however, that representatives of Firstbank will excuse themselves during discussion of this Plan of Merger and the transactions contemplated hereby.

          6.6.2 Access to Information by Lakeview. For the purposes of permitting an examination of Firstbank by such of Lakeview's officers, attorneys, accountants, and representatives for the purposes of Lakeview's evaluation of the Merger, Firstbank shall permit access to such of Firstbank's and its subsidiaries books and records and at such times as mutually agreed between the President of each of Firstbank and Lakeview.

          6.6.3 Consent to Disclose. Firstbank acknowledges that certain information may not be disclosed by Lakeview or the Bank without the prior written consent of persons not affiliated with Lakeview or the Bank. If such information is requested by Firstbank, then Lakeview shall use, or cause the Bank to use, reasonable efforts to obtain such prior consent and shall not be required to disclose such information unless and until such prior consent has been obtained.

          6.6.4 Confidentiality. Except as provided in Section 6.6.6 (Other Information), while this Plan of Merger is in effect and at all times thereafter, Firstbank and Lakeview each agree to treat as strictly confidential and agree not to divulge to any other person, natural or corporate (other than employees of, and attorneys, accountants, and financial advisers for, such party who are reasonably believed to have a need for such information in connection with the Merger), and not to make any business use not related to the Merger of, any financial statements, schedules, contracts, agreements, instruments, papers, documents, or other information relating to the other party and the other party's subsidiary(ies) which it may come to know as a direct result of a disclosure by the other party or the other party's subsidiary(ies), or which may come into its possession directly as a result of and during the course of such investigation. Firstbank and Lakeview recognize and understand the close proximity of their respective markets and agree that the fact that a party to this Plan of Merger is or begins doing business with a customer of the other party will not be presumed to be a breach of the provisions of this Section 6.6.4 (Confidentiality).

          6.6.5 Return of Materials. Upon the termination of this Plan of Merger, Firstbank and Lakeview each agree to promptly return to the other party or to destroy all written materials furnished to it by the other party and the other party's subsidiary(ies), and all notes and summaries of such written materials, in connection with such investigation, including any and all copies of any of the foregoing. Firstbank and Lakeview each agree to preserve intact all such materials which are returned to them and to make such materials reasonably available upon request or subpoena for a period of not less than five years from the termination of this Plan of Merger or such longer or shorter period of time as they may mutually agree.

          6.6.6 Other Information. The provisions of this Section 6.6 (Investigation) shall not preclude Firstbank or Lakeview, or their respective subsidiaries, from using or disclosing information which is: (i) readily ascertainable from public information or trade sources; (ii) known by it before the commencement of discussions between the parties or subsequently developed by it or its subsidiaries independent of any investigation under this Plan of Merger or received from a third party not under any obligation to Lakeview or Firstbank, or their respective subsidiaries, to keep such information confidential; or (iii) reasonably required to be included in any filing or application required by any governmental or regulatory agency, including without limitation Firstbank's application or applications to the Federal Reserve Board, and Firstbank's or Lakeview's annual report and proxy statement. Firstbank shall permit Lakeview to review Firstbank's application or applications to the Federal Reserve Board prior to filing and Lakeview may reasonably request that sensitive or competitive information be separately filed as confidential in accordance with instructions, rules, and regulations issued by such agency.

          6.6.7 Insider Trading. Lakeview shall take responsible steps to assure that any person who receives nonpublic information concerning Firstbank pursuant to this Plan of Merger will not buy or sell, or advise other persons to buy or sell, Firstbank Common Stock until such information is disclosed by the other party to the public.

     6.7 Environmental Investigation. Firstbank may, at its own option and expense, engage environmental consultants to conduct a preliminary ("Phase I") environmental assessment of any parcel of real estate used in the operation of Lakeview's or the Bank's businesses and any other real estate owned. Lakeview and the Bank shall provide reasonable assistance, including site access, to such a consultant for purposes of conducting the Phase I assessments. The fees and expenses of a consultant with respect to the Phase I assessments shall be paid by Firstbank, subject to the provisions of Section 11.3 (Expenses) and 5.7.4 (Payment After Certain Events). If any environmental conditions are found, suspected, or would tend to be indicated by the report of the consultant which may be contrary to the representations and warranties set forth in Section 4.20 (Environmental Matters), without regard to any exceptions that may be contained in the Lakeview Disclosure Statement, then Firstbank shall obtain from one or more mutually acceptable consultants or contractors, as appropriate, an estimate of the cost of any further environmental investigation, sampling, analysis, remediation, or other follow-up work that may be necessary to address those conditions in accordance with applicable Environmental Laws. Firstbank shall forward copies of any such estimates to Lakeview upon receipt.

          6.7.1 Mutual Agreement. Upon receipt of the estimate of the costs of all follow-up work to the Phase I assessments or any subsequent investigation phases that may be conducted, the parties shall attempt to agree upon a course of action for further investigation and remediation of any environmental condition suspected, found to exist, or that would tend to be indicated by the report of the consultant. All work plans for any post-Phase I assessment activities, or any removal or remediation actions that may be performed, shall be mutually satisfactory to Firstbank and Lakeview. If the work plans or removal or remediation actions would entail a material cost to complete, Firstbank and Lakeview shall discuss a mutually acceptable modification to this Plan of Merger. Firstbank and Lakeview shall cooperate in the review, approval, and implementation of all work plans.

          6.7.2 Right to Abandon. If the parties are unable to agree upon a course of action for further investigation and remediation of an environmental condition or issue raised by an environmental assessment and/or a mutually acceptable modification to this Plan of Merger, and the condition or issue is not one for which it can be determined to a reasonable degree of certainty that the risk and expense to which Firstbank and its subsidiaries (after the Merger) would be subject as owner or operator of the property involved can be quantified and limited to an immaterial amount, then Firstbank may abandon this Plan of Merger pursuant to Section 9.2.8 (Environmental Conditions).

     6.8 Appointment and Election of Directors. Firstbank agrees that within nine months after the Effective Time of the Merger Firstbank will appoint to Firstbank's Board of Directors a person who has served as a director of the Bank and who is a resident of the community served by the Bank. Firstbank will hold an election for directors of the Bank immediately after the Effective Time of the Merger. Each director who is so elected by Firstbank will be required to commit to the Firstbank Director Policies.

     6.9 Bank Directors Policies and Procedures. Not later than immediately prior to the Closing, Lakeview shall cause the Bank to adopt the Code of Ethics and Director Responsibilities Policies of Firstbank's subsidiary banks and the Firstbank Director Compensation Policy (the "Firstbank Director Policies").

                                  ARTICLE VII

                CONDITIONS PRECEDENT TO FIRSTBANK'S OBLIGATIONS

     All obligations of Firstbank under this Plan of Merger are subject to the fulfillment (or waiver in writing by a duly authorized officer of Firstbank), prior to or at the Closing, of each of the following conditions:

     7.1  Renewal of Representations and Warranties, Etc.

          7.1.1 Representations and Warranties. Lakeview's representations and warranties shall then be true in all material respects or, if one or more representations or warranties shall then be untrue, the cumulative effect of all untrue representations and warranties shall not then be material relative to the business, income, financial condition or prospects of Lakeview and the Bank on a consolidated basis. For purposes of this Section
     7.1.1 (Representations and Warranties), representations and warranties made with respect to specified dates or events need only to have been true in all material respects as of such dates or events. Any representation or warranty which becomes untrue because of any change intended by this Plan of Merger shall not be considered to be a breach of this Plan of Merger because of such change.

          7.1.2 Compliance with Agreements. Lakeview and the Bank shall have performed and complied with all agreements, conditions, and covenants required by this Plan of Merger to be performed or complied with by Lakeview or the Bank prior to or at the Closing in all material respects.

          7.1.3 Certificates. Compliance with Sections 7.1.1 (Representations and Warranties) and 7.1.2 (Compliance with Agreements) shall be evidenced by one or more certificates signed by appropriate officers of Lakeview and, with respect to agreements, conditions, and covenants pertaining to the Bank, by appropriate officers of the Bank, dated as of the date of the Closing, certifying the foregoing in such detail as Firstbank may reasonably request, and describing any exceptions to such compliance in such certificates.

     7.2 Opinion of Legal Counsel. Lakeview shall have delivered to Firstbank an opinion of its counsel, dated as of the date of the Closing and reasonably satisfactory to counsel for Firstbank, to the effect that:

          7.2.1 Due Authorization. This Plan of Merger, the execution, delivery, and performance of this Plan of Merger, and the consummation of the Merger as provided in this Plan of Merger by Lakeview have been duly authorized, approved, and adopted by all requisite action of Lakeview's Board of Directors and its shareholders.

          7.2.2 Organization. Lakeview is a corporation duly organized, validly existing, and in good standing under the laws of the State of Michigan. Lakeview has the corporate power to carry on its business substantially as and where it is now being conducted.

          7.2.3 Capital Stock and Lakeview Stock Options. The authorized capital stock of Lakeview as of the close of business on the day preceding the Closing consists of 1,500,000 shares of common stock, without par value, of which the number of shares specified in the opinion are then legally issued and outstanding, fully paid and nonassessable and the Lakeview Stock Options were legally authorized and granted.

          7.2.4 Issuance of Shares. Expect as disclosed in such opinion, to counsel's knowledge:

               (a) Since the date and time of the execution of this Plan of Merger, no additional shares of capital stock have been authorized for issuance or issued by Lakeview.

               (b) There are no other outstanding subscriptions, options, warrants, rights to acquire any capital stock of the Corporation, or agreements to which the Corporation is a party or by which it is bound to issue capital stock, except as set forth in, or as contemplated by, this Plan of Merger, the Lakeview Disclosure Statement or in such opinion.

          7.2.5 Organization of the Bank. The Bank is a Michigan banking corporation duly authorized to transact business in the State of Michigan under its charter pursuant to the provisions of applicable statutes of the State of Michigan. The Bank possesses all requisite authority to conduct and carry on its business, substantially where and as it conducts it, under all applicable federal and state laws.

          7.2.6 Ownership of the Bank. Lakeview owns all of the issued and outstanding shares of capital stock of the Bank, free and clear of all claims, security interests, pledges, or liens of any kind. To the best of counsel's knowledge, there are no outstanding subscriptions, options, warrants, or rights to acquire any capital stock of the Bank, or agreements to which Lakeview or the Bank is a party or by which it is bound to issue capital stock of the Bank.

          7.2.7 Valid and Binding. This Plan of Merger constitutes the valid and binding obligation of Lakeview, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors' rights, and by the exercise of judicial discretion in accordance with general principles applicable to equitable and similar remedies, and subject to the rights of the FDIC as conservator or receiver.

          7.2.8 All Approvals Received. All approvals, consents, authorizations, or modifications as may be required to permit the performance by Lakeview of its obligations under this Plan of Merger and consummation of the Merger have been obtained, except as disclosed in such opinion.

          7.2.9 All Actions Taken. All other actions and proceedings required by law or, to the best of counsel's knowledge, this Plan of Merger to be taken by Lakeview and the Bank at or prior to the Closing in connection with this Plan of Merger have been duly and validly taken.

          7.2.10 No Conflict, Breach, or Violation. The execution, delivery, and performance of this Plan of Merger by Lakeview, and the consummation by Lakeview of the transactions contemplated by this Plan of Merger, did not, do not and will not, except as disclosed in such opinion, conflict with or result in any breach or violation of, or default under: (i) any provision of the Articles of Incorporation or Bylaws of Lakeview; (ii) any statute, code, ordinance, rule, or regulation; (iii) any regulatory agreement, memorandum of understanding, judgment, order, writ, arbitral award, decree, or injunction known to such counsel and applicable to Lakeview or the Bank; or (iv) any mortgage, agreement, lease, commitment, indenture, or other instrument known to such counsel and applicable to Lakeview or the Bank. All consents and approvals of the transactions contemplated by this Plan of Merger which, to the best of counsel's knowledge, are required from any person pursuant to any contract or agreement to which Lakeview or the Bank is a party or subject, or by which Lakeview or the Bank is bound, have been obtained, except as disclosed in the Lakeview Disclosure Statement or in such opinion.

          7.2.11 No Litigation. Except as disclosed in the Lakeview Disclosure Statement or in such opinion, counsel does not know of any action, suit, proceeding, claim, counterclaim, arbitration, or investigation pending or threatened against or relating to (i) the directors or officers of Lakeview or the Bank in their capacities as such; or (ii) Lakeview or the Bank, or their respective properties or businesses, which challenges the Merger, or which may result in any liability to Lakeview or the Bank which would have a material adverse effect on the business, income, or financial condition of Lakeview or the Bank.

     Such opinion shall also cover such other matters incident to the transactions contemplated in this Plan of Merger as the other party and its counsel may reasonably request. In rendering its opinion, counsel for Lakeview may rely on certificates of governmental officials and officers of Lakeview or the Bank.

     7.3  Required Approvals.  Firstbank shall have received:

          7.3.1 Regulatory. All such approvals, consents, authorizations, and licenses of all regulatory and other governmental authorities having jurisdiction as may be required to permit the performance by Lakeview and Firstbank of their respective obligations under this Plan of Merger and the consummation of the Merger.

          7.3.2 Shareholder. Evidence reasonably satisfactory to Firstbank of the requisite approval of Lakeview's shareholders of this Plan of Merger and the Merger.

     7.4 Order, Decree, Etc. Neither Firstbank nor Lakeview shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

     7.5 Proceedings. There shall not be any action, suit, proceeding, claim, arbitration, or investigation pending or threatened: (i) against or relating to either Firstbank or Lakeview or their respective subsidiaries or their respective properties or businesses which may result in any liability to either of them or its subsidiaries which could have a material adverse effect on the financial condition, net income, business, properties, operations, or prospects of either of them and its subsidiaries on a consolidated basis; or (ii) which challenges the Merger or this Plan of Merger.

     7.6 Tax Matters. Firstbank shall have received an opinion of Varnum, Riddering, Schmidt & Howlett LLP, reasonably satisfactory in form and substance, substantially to the effect that:

          7.6.1 The Merger of Lakeview with and into Firstbank will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code, and Firstbank and Lakeview will each be a "party to a reorganization" within the meaning of Section 368(b) of the Internal Revenue Code.

          7.6.2 The basis of the Lakeview assets in the hands of Firstbank will be the same as the basis of those assets in the hands of Lakeview immediately prior to the Merger.

          7.6.3 No gain or loss will re recognized to Firstbank on the receipt by Firstbank of the assets of Lakeview in exchange for Firstbank Common Stock and the assumption by Firstbank of the liabilities of Lakeview.

          7.6.4 The holding period of the assets of Lakeview in the hands of Firstbank will include the holding period during which such assets were held by Lakeview.

          7.6.5 No gain or loss will be recognized by the shareholders of Lakeview who receive shares of Firstbank Common Stock in exchange for all of their shares of Lakeview Common Stock, except to the extent of any cash received in lieu of a fractional share of Firstbank Common Stock.

          7.6.6 The basis of the Firstbank Common Stock to be received by shareholders of Lakeview will, in each instance, be the same as the basis of the respective shares of Lakeview Common Stock surrendered in exchange therefor.

          7.6.7 The holding period of the Firstbank Common Stock received by shareholders of Lakeview will, in each instance, include the period during which the Lakeview Common Stock surrendered in exchange therefor was held, provided that the Lakeview Common Stock was, in each instance, held as a capital asset in the hands of the shareholder of Lakeview at the Effective Time of the Merger.

     7.7 Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall not be subject to a stop order or any threatened stop order.

     7.8. Certificate as to Outstanding Shares. Firstbank shall have received one or more certificates signed by the secretary of Lakeview on behalf of Lakeview, certifying the total number of shares of capital stock of Lakeview issued and outstanding as of the close of business on the day immediately preceding the Closing, all in such form as Firstbank may reasonably request.

     7.9 Change of Control Waivers. Firstbank shall have received evidence of the waiver of any material rights and the waiver of the loss of any material rights which may be triggered by the change of control of Lakeview upon consummation of the Merger under any agreements, contracts, mortgages, deeds of trust, leases, commitments, indentures, notes, or other instruments, all in form and substance reasonably satisfactory to Firstbank.

     7.10 Dissenters' Rights. Holders of not more than 10 percent of the then outstanding shares of Lakeview Common Stock shall have made, perfected, and not withdrawn demands for payment for their shares under Section 762 of the Michigan Act.

     7.11 Employment Agreement. Mr. Richard J. Schurtz shall have entered into an employment agreement with Bank of Lakeview on terms acceptable to both Firstbank and Lakeview.

     7.12 Lakeview Stock Options. There shall not have been any issuances or exercises of Lakeview Stock Options since the date of this Plan of Merger.

     7.13 Amendment of Lakeview Stock Options. Lakeview shall have caused the written amendment of each outstanding Lakeview Stock Option grant prior to the Closing in a manner acceptable to Firstbank so as to permit the conversion of such Lakeview Stock Options as contemplated by Section 2.2 (Conversion of Lakeview Stock Options).

     7.14 Directors. Firstbank shall have received the resignation of each member of the Board of Directors of the Bank which shall be effective as of the Effective Time of the Merger.

                                 ARTICLE  VIII

                 CONDITIONS PRECEDENT TO LAKEVIEW'S OBLIGATIONS

     All obligations of Lakeview under this Plan of Merger are subject to the fulfillment (or waiver in writing by a duly authorized officer), prior to or at the Closing, of each of the following conditions:

     8.1  Renewal of Representations and Warranties, Etc.

          8.1.1 Representations and Warranties. Firstbank's representations and warranties shall then be true in all material respects or, if one or more representations or warranties shall then be untrue, the cumulative effect of all untrue representations and warranties shall not then be material relative to the business, income, or financial condition of Firstbank and its subsidiaries on a consolidated basis. For purposes of this Section 8.1.1 (Representations and Warranties), representations and warranties made with respect to specified dates or events need only to have been true in all material respects as of such dates or events. Any representation or warranty which becomes untrue because of any change intended by this Plan of Merger shall not be considered to be a breach of this Plan of Merger because of such change.

          8.1.2 Compliance with Agreements. Firstbank and its subsidiaries shall have performed and complied with all agreements, conditions, and covenants required by this Plan of Merger to be performed or complied with by Firstbank and its subsidiaries prior to or at the Closing in all material respects.

          8.1.3 Certificates. Compliance with Sections 8.1.1 (Representations and Warranties) and 8.1.2 (Compliance with Agreements) shall be evidenced by one or more certificates signed by appropriate officers of Firstbank and, with respect to agreements, conditions, and covenants pertaining to its subsidiaries, by appropriate officers of its subsidiaries, dated as of the date of the Closing, certifying the foregoing in such detail as the other party may reasonably request, and describing any exceptions to such compliance in such certificates.

     8.2 Opinions of Legal Counsel. Firstbank shall have delivered to Lakeview an opinion of its counsel, dated as of the date of the Closing and reasonably satisfactory to counsel for Lakeview, to the effect that:

          8.2.1 Due Authorization. This Plan of Merger, the execution, delivery, and performance of this Plan of Merger, and the consummation of the Merger as provided in this Plan of Merger (including with respect to Firstbank the issuance of shares of Firstbank Common Stock pursuant to this Plan of Merger) by the Corporation have been duly authorized, approved, and adopted by all requisite action of the Firstbank's Board of Directors and its shareholders.

          8.2.2 Organization. Firstbank is a corporation duly organized, validly existing, and in good standing under the laws of the State of Michigan. Firstbank has the corporate power to carry on its business substantially as and where it is now being conducted.

          8.2.3 Capital Stock. The authorized capital stock of Firstbank as of the close of business on the day preceding the Closing consists of not less than 2,500,000 shares of common stock, no par value, of which the number of shares specified in the opinion are then legally issued and outstanding, fully paid and nonassessable.

          8.2.4 Valid and Binding. This Plan of Merger constitutes the valid and binding obligation of Firstbank, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors' rights, and by the exercise of judicial discretion in accordance with general principles applicable to equitable and similar remedies, and subject to the rights of the FDIC as conservator or receiver.

          8.2.5 All Approvals Received. All approvals, consents, authorizations, or modifications as may be required to permit the performance by Firstbank of its obligations under this Plan of Merger and consummation of the Merger have been obtained, except as disclosed in such opinion.

          8.2.6 All Actions Taken. All other actions and proceedings required by law or, to the best of counsel's knowledge, this Plan of Merger to be taken by Firstbank and its subsidiaries at or prior to the Closing in connection with this Plan of Merger have been duly and validly taken.

          8.2.7 No Conflict, Breach, or Violation. The execution, delivery, and performance of this Plan of Merger by Firstbank, and the consummation by Firstbank of the transactions contemplated by this Plan of Merger, did not, do not and will not, except as disclosed in such opinion, conflict with or result in any breach or violation of, or default under (i) any provision of the Articles of Incorporation or Bylaws of Firstbank; (ii) any statute, code, ordinance, rule, or regulation; (iii) any regulatory agreement, memorandum of understanding, judgment, order, writ, arbitral award, decree, or injunction known to such counsel and applicable to Firstbank or its subsidiaries; or (iv) any mortgage, agreement, lease, commitment, indenture, or other instrument known to such counsel and applicable to Firstbank or its subsidiaries. All consents and approvals of the transactions contemplated by this Plan of Merger which, to the best of counsel's knowledge, are required from any person pursuant to any contract or agreement to which Firstbank or its subsidiaries is a party or subject, or by which Firstbank or any of its subsidiaries is bound, have been obtained, except as disclosed in Firstbank's Disclosure Statement or is such opinion.

          8.2.8 No Litigation. Except as disclosed in the Firstbank Disclosure Statement or in such opinion, counsel does not know of any action, suit, proceeding, claim, counterclaim, arbitration, or investigation pending or threatened against or relating to Firstbank or its subsidiaries, or their respective properties or businesses, which challenges the Merger.

          8.2.9 Issuance of Shares Authorized. The shares of Firstbank Common Stock to be issued by Firstbank as contemplated by this Plan of Merger, and to be delivered to the shareholders of Lakeview, are duly authorized, and, when issued, will be legally issued, fully paid, and nonassessable.

     Such opinion shall also cover such other matters incident to the transactions contemplated in this Plan of Merger as the other party and its counsel may reasonably request. In rendering its opinion, counsel for Firstbank may rely on certificates of governmental officials and officers of Firstbank or its subsidiaries.

     8.3  Required Approvals.  Lakeview shall have received:

          8.3.1 Regulatory. All such approvals, consents, authorizations, and licenses of all regulatory and other governmental authorities having jurisdiction as may be required to permit the performance by Lakeview and Firstbank of their respective obligations under this Plan of Merger and the consummation of the Merger.

          8.3.2 Shareholder. The requisite approval of the Lakeview shareholders of this Plan of Merger and the Merger.

     8.4 Order, Decree, Etc. Neither Firstbank nor Lakeview shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

     8.5 Proceedings. There shall not be any action, suit, proceeding, claim, arbitration, or investigation pending or threatened: (i) against or relating to either Lakeview or Firstbank or their respective subsidiaries or their respective properties or businesses which may result in any liability to either of them or its subsidiaries which could have a material adverse effect on the financial condition, net income, business, properties, operations, or prospects of either of them and its subsidiary on a consolidated basis; or (ii) which challenges the Merger or this Plan of Merger.

     8.6 Tax Matters. Lakeview shall have received an opinion of Varnum, Riddering, Schmidt & Howlett LLP, reasonably satisfactory in form and substance, opining as to those matters addressed by the legal opinion required pursuant to
Section 7.6 (Tax Matters) of this Plan of Merger.

     8.7 Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall not be subject to a stop order or any threatened stop order.

     8.8. Certificate as to Outstanding Shares. Lakeview shall have received one or more certificates signed by the secretary of Firstbank on behalf of Firstbank, certifying the total number of shares of capital stock of Firstbank issued and outstanding as of the close of business on the day immediately preceding the Closing, all in such form as Lakeview may reasonably request.

     8.9 Employment Agreement. The Bank shall have offered an employment agreement to Mr. Richard J. Schurtz on terms acceptable to both Firstbank and Lakeview.

                                  ARTICLE IX

                             ABANDONMENT OF MERGER

     This Plan of Merger may be terminated and the Merger abandoned at any time prior to the Effective Time of the Merger (notwithstanding that approval of this Plan of Merger by the shareholders of Lakeview may have previously been obtained) as follows:

     9.1 Mutual Abandonment Prior to Effective Time of the Merger. This Plan of Merger may be terminated and the Merger abandoned by mutual consent of the Boards of Directors, or duly authorized committees thereof, of Firstbank and Lakeview.

     9.2 Rights to Terminate. This Plan of Merger may be terminated and the Merger abandoned by the Board of Directors, or a duly authorized committee thereof, of either Lakeview or Firstbank under any of the following circumstances:

          9.2.1 Breach of Warranty. One or more of the representations and warranties made by the other party in this Plan of Merger shall have been discovered to be or to have become untrue and the cumulative effect of all such untrue representations and warranties is material relative to the business, income, financial condition or prospects of such other party and its subsidiary on a consolidated basis.

          9.2.2 Breach of Covenant. The other party shall have committed one or more breaches of any provision of this Plan of Merger which would in the aggregate be material; provided, that, if such breach or breaches can be cured, the abandoning party shall have given the other party specific notice of the breach or breaches in writing and the other party shall have not cured such breach or breaches to the reasonable satisfaction the abandoning party with 30 days of receipt of such notice.

          9.2.3 Upset Date. Despite all reasonable efforts by the abandoning party to cause the Merger to become effective, the Merger has not yet become effective on or before November 30, 1997, or, in any event, the Merger has not yet become effective on or before January 31, 1998.

          9.2.4 Injunction. A final unappealable injunction or other judgment shall have been issued by a court of competent jurisdiction restraining or prohibiting consummation of the Merger.

          9.2.5 No Regulatory Approval. The Federal Reserve Board or its delegate shall have refused to approve the Merger; provided, that Firstbank shall have first had the opportunity to initiate and fully pursue its rights to appeal from, or seek judicial review of, any such refusal. In the event of such appeal or review, and if such appeal or review results in a substantial affirmance of such refusal, then for purposes of this Section
     9.2.5 such refusal shall be deemed not to have been made until the termination of such appeal or review.

          9.2.6 Adverse Change. There has occurred any change from that which existed on December 31, 1996, in the financial condition of the other party or its subsidiaries which is materially adverse to the assets portfolio, business, income, financial condition, fixed or contingent liabilities, or business prospects of the other party and its subsidiaries on a consolidated basis.

          9.2.7 Change of Control of Firstbank. If prior to the Effective Time of the Merger, there occurs a change of control of Firstbank or if Firstbank enters into an agreement the consummation of which would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended. However, if Firstbank exercises its right of termination pursuant to this Section 9.2.7, Firstbank shall be required to pay Lakeview a termination fee of $800,000.

          9.2.8 Environmental Conditions. If any environmental conditions are found or indicated by the environmental assessments (if any) obtained pursuant to the investigation under Section 6.7 (Environmental Investigation) which are contrary to Lakeview's representations and warranties set forth in Section 4.20 (Environmental Matters), without regard to exceptions contained in the Lakeview Disclosure Statement, and the parties are unable to agree upon a course of action for further investigation and remediation of an environmental condition or issue raised by an environmental assessment and/or a mutually acceptable modification to this Plan of Merger, and the condition or issue is not one for which it can be determined to a reasonable degree of certainty that the risk and expense to which the Surviving Corporation and its subsidiaries (after the Merger) would be subject as owner of the property involved can be quantified and limited to an immaterial amount; provided, that the abandoning party gives the other party 5 days' written notice of its intent to terminate this Plan of Merger pursuant to this Section 9.2.8 (Environmental Conditions).

                                   ARTICLE X

                              AMENDMENT AND WAIVER

     10.1 Amendment. Subject to applicable law, this Plan of Merger may be amended, modified, or supplemented by, and only by, written agreement of Firstbank and Lakeview, signed by their respective duly authorized officers, at any time prior to the Effective Time of the Merger.

     10.2 Waiver. Any term or condition of this Plan of Merger may be waived at any time by whichever of the parties is, or the shareholders of which are, entitled to the benefit of such term or condition, by action taken by the board of directors of such party, or a duly authorized committee thereof. The failure of any party at any time or times to require performance of any provision of this Plan of Merger shall in no manner affect such party's right at a later time to enforce that provision. No waiver by any party of any condition, or of the breach of any term, covenant, representation, or warranty contained in this Plan of Merger, whether by conduct or otherwise, in any one or more instances shall be considered or construed as a further or continuing waiver of that condition or breach, or as a waiver of any other condition or of the breach of any other term, covenant, representation, or warranty.

     10.3 Specific Enforcement. The parties each agree that, consistent with the terms and conditions of this Plan of Merger, in the event of a breach by a party to this Plan of Merger, money damages will be inadequate and not susceptible of computation because of the unique nature of the parties, their respective subsidiaries, and the Merger. Therefore, the parties each agree that a federal or state court of competent jurisdiction shall have authority, subject to the rules of law and equity, to specifically enforce the provisions of this Plan of Merger by injunctive order or such other equitable means as may be determined in the court's discretion.

                                  ARTICLE XI

                                 MISCELLANEOUS

     11.1 Liability after Termination. In the event the Merger is not consummated and this Plan of Merger is terminated and the Merger is abandoned pursuant to Article IX:

          11.1.1 Continuing Obligations. The obligations of Firstbank and Lakeview under Sections 6.6.4 (Confidentiality), and 6.6.5 (Return of Materials), 11.3 (Expenses), 5.7.4 (Payment after Certain Events) and 9.2.7 (Change of Control of Firstbank) shall continue.

          11.1.2 Liability. Neither Firstbank nor Lakeview shall incur any liability whatsoever under, or pursuant to, this Plan of Merger, except for damages for breach of Sections 5.7 (Competing Proposals), 6.6.4 (Confidentiality) or 6.6.5 (Return of Materials), and except for reimbursement of costs and expenses, if any, provided under Sections 11.3 (Expenses) and 5.7.4 (Payment after Certain Events) and except, if applicable, the termination fee required pursuant to Section 9.2.7 (Change of Control of Firstbank).

          11.1.3 Damages for Breach. Neither Firstbank nor Lakeview shall have any liability for damages or otherwise for breach of a representation and warranty unless such breach was knowing or intentional.

     11.2 Termination of Representations and Warranties. All representations and warranties contained in this Plan of Merger shall expire with, and be terminated and extinguished by, the consummation of the Merger at the Effective Time of the Merger.

     11.3 Expenses. Except as otherwise provided in this Plan of Merger, Lakeview and Firstbank shall each pay its own expenses incident to preparing for, entering into, and carrying out this Plan of Merger, and incident to the consummation of the Merger. The costs of printing and all filing fees pertaining to the Registration Statement shall be paid by Firstbank. The costs of printing and mailing the Prospectus and Proxy Statement shall be paid by Lakeview.

     11.4 Notices. Except as otherwise provided in this Plan of Merger, all notices, requests, demands, and other communications under this Plan of Merger shall be in writing and shall be deemed to have been duly given if delivered or sent and received by facsimile transmission or overnight delivery service (all fees prepaid) as follows:

     If to Lakeview:                            With a copy to:

     Lakeview Financial Corporation             Werner & Blank Co. LPA
     Attention:  Richard J. Schurtz, CEO        Attention: Martin Werner
     506 Lincoln                                7205 West Central Avenue
     Lakeview, Michigan 48850                   Toledo, Ohio 43617
                                                (Fax: (419) 841-8380)

     If to Firstbank:                          With a copy to:

     Firstbank Corporation                     Varnum, Riddering, Schmidt &
     Attention: John McCormack, President      Howlett LLP
     311 Woodworth Avenue                      Attention:  Donald L. Johnson
     P.O. Box 1029                             Bridgewater Place
     Alma, Michigan 48801-6029                 P.O. Box 352
                                               333 Bridge Street, N.W.
                                               Grand Rapids, Michigan 49501-0352
                                                     (49504 for deliveries)
                                               (Fax: (616) 336-7000)

     11.5 Governing Law. This Plan of Merger shall be governed, construed, and enforced in accordance with the laws of the State of Michigan.

     11.6 Method of Consent or Waiver. Any consent under this Plan of Merger or any waiver of conditions or covenants as may be provided for in this Plan of Merger, subject to all of the other requirements contained in this Plan of Merger, shall be evidenced in writing, properly executed by the Chairman, the President, or one of the Vice Presidents of the consenting or waiving party.

     11.7 Entire Agreement. Except as otherwise expressly provided in this Plan of Merger, this Plan of Merger and the related agreements referred to in this Plan of Merger (including without limitation each Corporation's Disclosure Statement) contain the entire agreement between the parties with respect to the transactions contemplated under this Plan of Merger, and such agreements supersede all prior arrangements or understandings with respect thereto, written or oral. Neither party has relied upon any statements or representations pertaining to the other party, whether oral or written, other than as provided for in this Plan of Merger, the Lakeview Disclosure Statement, or the Firstbank Disclosure Statement. The terms and conditions of this Plan of Merger and the related agreements referred to in this Plan of Merger shall inure to the benefit of and be binding upon the parties hereto and their respective successors. Nothing in this Plan of Merger, express or implied, is intended to confer upon any person other than the parties to this Plan of Merger any rights, remedies, obligations, or liabilities under or by reason of this Plan of Merger.

     11.8 No Assignment. Neither party may assign any of its rights or obligations under this Plan of Merger to any other person.

     11.9 Counterparts. This Plan of Merger may be executed in one or more counterparts, each of which together shall constitute one and the same instrument.

     11.10 Further Assurances; Privileges. Either party to this Plan of Merger shall, at the request of the other party, execute and deliver such additional documents and instruments and take such other actions as may be reasonably requested to carry out the terms and provisions of this Plan of Merger. Each party shall use reasonable efforts to preserve for itself and the other party each available legal privilege with respect to confidentiality of their negotiations and related communications, including the attorney-client privilege.

     11.11 Headings, Etc. The article headings and section headings contained in this Plan of Merger are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Plan of Merger.

     11.12 Severability. If any term, provision, covenant, or restriction contained in this Plan of Merger is held by a final and unappealable order of a court of competent jurisdiction to be invalid, void, or unenforceable, then the remainder of the terms, provisions, covenants, and restrictions contained in this Plan of Merger shall remain in full force and effect, and shall in no way be affected, impaired, or invalidated unless the effect would be to cause this Plan of Merger to not achieve its essential purposes.

     The undersigned have duly executed and acknowledged this Plan of Merger as of the date first written above.

                                       LAKEVIEW FINANCIAL CORPORATION


                                       By: /s/ Richard Schurtz
                                           ---------------------------

                                           Its  President and CEO
                                               -----------------------


                                       FIRSTBANK CORPORATION


                                       By: /s/ John McCormack
                                           ---------------------------

                                           Its  President and CEO
                                               -----------------------

                            AMENDMENT NO. 1 TO THE
                         AGREEMENT AND PLAN OF MERGER
                         ----------------------------


     This Amendment No. 1 to the Agreement and Plan of Merger (this "Amendment No. 1") is made as of June 18, 1997, between LAKEVIEW FINANCIAL CORPORATION, a Michigan corporation ("Lakeview"), and FIRSTBANK CORPORATION, a Michigan corporation ("Firstbank").

     WHEREAS, Lakeview and Firstbank executed and delivered an Agreement and Plan of Merger dated April 17, 1997 (the "Plan of Merger"), providing for the merger of Lakeview with and into Firstbank;

     WHEREAS, Lakeview and Firstbank have determined that an adjustment to the Merger Value as defined in the Plan of Merger is necessary and appropriate;

     NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree:

     1. Amendment. Section 2.1.3 (Definition of Merger Value) of the Plan of Merger shall be hereby amended to provide as follows:

          "2.1.3   Definition of Merger Value. For purposes of this Plan of
     Merger and subject to any adjustment required by Section 2.1.4 or Section
     2.8 of this Plan of Merger, the "Merger Value" shall be one of the following:

               (a)  $14,928,640 if the Market Price is less than $32.00;

               (b) The product of the Market Price multiplied by 466,520 if the Market Price is not less than $32.00 but not greater than $36.50;

               (c) $17,028,014 if the Market Price is greater than $36.50 but not greater than $42.00;

               (d) The product of the Market Price multiplied by 405,428 if the Market Price is greater than $42.00 but less than $44.00; or

               (e)  $17,838,832 if the Market Price is $44.00 or more."

     2. Governing Law. This Amendment No. 1 shall be governed, construed, and enforced in accordance with the laws of the State of Michigan.

     3. Counterparts. This Amendment No. 1 may be executed in one or more counterparts, each of which together shall constitute one and the same instrument.

     The undersigned have duly executed and acknowledged this Plan of Merger as of the date first written above.

                               LAKEVIEW FINANCIAL CORPORATION


                               By: /s/ Richard J. Schurtz
                                   -------------------------------------------
                                   Richard J. Schurtz
                                   Its  President and Chief Executive


                               FIRSTBANK CORPORATION


                               By: /s/ John McCormack
                                   --------------------------------------------
                                   John McCormack
                                   Its  President and Chief Executive Officer

                                  APPENDIX B

                  FAIRNESS OPINION OF AUSTIN ASSOCIATES, INC.



June 19, 1997


PERSONAL AND CONFIDENTIAL
-------------------------

Board of Directors
Lakeview Financial Corporation
506 Lincoln Avenue
Lakeview, MI 48850

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Lakeview Financial Corporation ("Lakeview") and its shareholders of the terms of the Agreement and Plan of Merger dated April 17, 1997 by and between Firstbank Corporation ("Firstbank") and Lakeview and Amendment No. 1 to the Agreement and Plan of Merger dated June 18, 1997 (collectively referred to as "Plan of Merger"). The Plan of Merger provides for the merger of Lakeview with and into Firstbank (the "Merger").

The amount of Firstbank Common Stock to be received in exchange for Lakeview Common Stock will be determined by a formula specified in the Plan of Merger and will vary according to the Firstbank "Market Price" at the time the Merger is consummated. Market Price is based on the average closing stock price of Firstbank as defined in the Plan of Merger. Each Lakeview shareholder may elect to receive an equivalent amount in cash, subject to an aggregate maximum of 35 percent of the total consideration. The Plan of Merger provides that each share of Lakeview Common Stock will be converted into the right to receive an amount of Firstbank Common Stock equal to the "Stock Exchange Ratio." The Stock Exchange Ratio is equal to the quotient of the "Merger Value Per Share" divided by the Firstbank Market Price. The Merger Value Per Share equals the quotient of (a) the sum of the Merger Value plus the sum of the exercise prices of all outstanding options to purchase Lakeview Common Stock, divided by (b) the number of outstanding shares of Lakeview Common Stock plus the number of shares covered by outstanding options to purchase Lakeview Common Stock. The Merger Value will be: (a) $14,928,640 if the Firstbank Market Price is less than $32.00; (b) the product of the Firstbank Market Price multiplied by 466,520 if the Firstbank market price is not less than $32.00, but not greater than $36.50; (c) $17,028,014 if the Market Price is greater than $36.50, but not greater than $42.00; (d) the product of the Firstbank Market Price multiplied by 405,428 if the Firstbank Market Price is greater than $42.00, but less than $44.00; or (e) $17,838,832 if the Firstbank Market Price is $44.00 or more. Based on the Plan of Merger, the minimum and maximum aggregate value to Lakeview Common Stock and Option Holders will be $14.9 to $17.8 million, or approximately $21.30 to $25.07 per share.

In carrying out our engagement, we have reviewed and analyzed material bearing upon the financial and operating condition of Lakeview and Firstbank, including, but not limited to, the following: (i) the audited financial statements of Lakeview and Firstbank for the period 1991 through 1996; (ii) unaudited financial statements of Lakeview and Firstbank for the three-month period ending March 31, 1997; (iii) the reported prices and stock trading activity of Firstbank; (iv) publicly available information regarding the performance of certain other companies whose business activities were believed to be generally comparable to those of Lakeview and Firstbank; (v) the financial terms, to the extent publicly available, of certain comparable bank merger transactions; (vi) the strategic objectives of the Merger and the synergies and other benefits of the Merger for the combined company as described by senior management of Lakeview and Firstbank; and (vii) such other analysis and information as we deemed relevant.

In our review and analysis, we relied upon and assumed the accuracy and completeness of the financial and other information provided to us or publicly available, and have not attempted to verify the same. We have made no independent verification as to the assets or properties of Lakeview or Firstbank; and have instead relied upon representations and information of Lakeview and Firstbank, in the aggregate. In rendering our opinion, we have assumed that Lakeview shareholders will not recognize taxable income by reason of receiving shares of Firstbank to the extent that they receive Firstbank Common Stock solely in exchange for their shares of Lakeview Common Stock. The transaction will be structured under the purchase method of accounting. We have assumed in the course of obtaining the necessary regulatory approvals for the transaction, no condition will be imposed that will have a material adverse effect on the contemplated benefits of the transaction to Lakeview and its shareholders.

Austin Associates participated in discussions and negotiations with representatives of Lakeview and Firstbank and their financial and legal advisors. For our services, including the rendering of this opinion, Lakeview will pay us a fee and indemnify us against certain liabilities, including liabilities under the securities laws.

We consent to the use of this opinion in the Joint Proxy Statement/Prospectus which is a part of Firstbank's Registration Statement on Form S-4.

Based upon our analysis and subject to the qualifications described herein, we believe that, as of the date of this letter, the terms of the Merger are fair, from a financial point of view, to Lakeview and its shareholders.

/s/ Austin Associates, Inc.
Austin Associates, Inc.

                                   APPENDIX C

                       MICHIGAN BUSINESS CORPORATION ACT
                          SECTIONS 761-774, AS AMENDED


450.1761  Definitions.

     Sec. 761. As used in sections 762 to 774:
     (a) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.
     (b) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving corporation by merger of that issuer.
     (c) "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 762 and who exercises that right when and in the manner required by sections 764 through 772.
     (d) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
     (e) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.
     (f) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.
     (g)  "Shareholder" means the record or beneficial shareholder.

450.1762  Right of Shareholder to Dissent and Obtain Payment for Shares.

     Sec. 762. (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:
     (a) Consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by section 703a or the articles of incorporation and the shareholder is entitled to vote on the merger, or the corporation is a subsidiary that is merged with its parent under section 711.
     (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.
     (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution but not including a sale pursuant to court order.
     (d) An amendment of the articles giving rise to a right to dissent pursuant to section 621.
     (e)  A transaction giving rise to a right to dissent pursuant to section
754.
     (f) Any corporate action taken pursuant to a shareholder vote to the extent the articles, bylaws, or a resolution of the board provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.
     (g) The approval of a control share acquisition giving rise to a right to dissent pursuant to section 799.
     (2) Unless otherwise provided in the articles, bylaws, or a resolution of the board, a shareholder may not dissent from any of the following:
     (a) Any corporate action set forth in subsection (1)(a) to (e) as to shares which are listed on a national securities exchange or held of record by not less than 2,000 persons on the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders at which the corporate action is to be acted upon.
     (b) A transaction described in subsection (1)(a) in which shareholders receive cash or shares that satisfy the requirements of subdivision (a) or any combination thereof.
     (c) A transaction described in subsection (1)(b) in which shareholders receive cash or shares that satisfy the requirements of subdivision (a) or any combination thereof.
     (d) A transaction described in subsection (1)(c) which is conducted pursuant to a plan of dissolution providing for distribution of substantially all of the corporation's net assets to shareholders in accordance with their respective interests within 1 year after the date of the transaction, where the transaction is for cash or shares that satisfy the requirements of subdivision
(a) or any combination thereof.

     (3) A shareholder entitled to dissent and obtain payment for his or her shares pursuant to subsection (1)(a) to (e) may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.
     (4) A shareholder who exercises his or her right to dissent and seek payment for his or her shares pursuant to subsection (1)(f) may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

450.1763 Rights of Partial Dissenter; Assertion of Dissenters' Rights by Beneficial Shareholder.

     Sec. 763. (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his or her name only if he or she dissents with respect to all shares beneficially owned by any 1 person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders.
     (2) A beneficial shareholder may assert dissenters' rights as to shares held on his or her behalf only if all of the following apply:
     (a) He or she submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights.
     (b) He or she does so with respect to all shares of which he or she is the beneficial shareholder or over which he or she has power to direct the vote.

450.1764 Corporate Action Creating Dissenters' Rights; Vote of Shareholders; Notice.

     Sec. 764. (1) If proposed corporate action creating dissenters' rights under section 762 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this act and shall be accompanied by a copy of sections 761 to 774.
     (2) If corporate action creating dissenters' rights under section 762 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in section 766. A shareholder who consents to the corporate action is not entitled to assert dissenters' rights.

450.1765 Notice of Intent to Demand Payment for Shares.

     Sec. 765. (1) If proposed corporate action creating dissenters' rights under section 762 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must deliver to the corporation before the vote is taken written notice of his or her intent to demand payment for his or her shares if the proposed action is effectuated and must not vote his or her shares in favor of the proposed action.
     (2)  A shareholder who does not satisfy the requirements of subsection
(1) is not entitled to payment for his or her shares under this act.

450.1766 Dissenters' Notice; Delivery to Shareholders; Contents.

     Sec. 766. (1) If proposed corporate action creating dissenters' rights under section 762 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 765.
     (2) The dissenters' notice must be sent no later than 10 days after the corporate action was taken, and must provide all of the following:

     (a) State where the payment demand must be sent and where and when certificates for shares represented by certificates must be deposited.
     (b) Inform holders of shares without certificates to what extent transfer of the shares will be restricted after the payment demand is received.
     (c) Supply a form for the payment demand that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether he or she acquired beneficial ownership of the shares before the date.
     (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (1) notice is delivered.

450.1767 Duties of Shareholder Sent Dissenter's Notice; Retention of Rights; Failure to Demand Payment or Deposit Share Certificates.

     Sec. 767. (1) A shareholder sent a dissenter's notice described in section 766 must demand payment, certify whether he or she acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to section 766(2)(c), and deposit his or her certificates in accordance with the terms of the notice.
     (2) The shareholder who demands payment and deposits his or her share certificates under subsection (1) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.
     (3) A shareholder who does not demand payment or deposit his or her share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his or her shares under this act.

450.1768 Restriction on Transfer of Shares Without Certificates; Retention of Rights.

     Sec. 768. (1) The corporation may restrict the transfer of shares without certificates from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 770.
     (2) The person for whom dissenters' rights are asserted as to shares without certificates retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

450.1769 Payment by Corporation to Dissenter; Accompanying Documents.

     Sec. 769. (1) Except as provided in section 771, within 7 days after the proposed corporate action is taken or a payment demand is received, whichever occurs later, the corporation shall pay each dissenter who complied with section 767 the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.
     (2)  The payment must be accompanied by all of the following:
     (a) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and if available the latest interim financial statements.
     (b) A statement of the corporation's estimate of the fair value of the shares.
     (c)  An explanation of how the interest was calculated.
     (d)  A statement of the dissenter's right to demand payment under section
772.

450.1770 Return of Deposited Certificates and Release of Transfer Restrictions; Effect of Corporation Taking Proposed Action.

     Sec. 770. (1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on shares without certificates.
     (2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under section 766 and repeat the payment demand procedure.

450.1771 Election to Withhold Payment From Dissenter; Offer to Pay Estimated Fair Value of Shares, Plus Accrued Interest; Statements; Explanation.

     Sec. 771. (1) A corporation may elect to withhold payment required by section 769 from a dissenter unless he or she was the beneficial owner of the shares before the date set forth in the dissenters' notice pursuant to section 766(2)(c).
     (2) To the extent the corporation elects to withhold payment under subsection (1), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who shall agree to accept it in full satisfaction of his or her demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under section 772.

450.1772 Demand for Payment of Dissenter's Estimate or Rejection of Corporation's Offer and Demand for Payment of Fair Value and Interest Due; Waiver.

     Sec. 772. (1) A dissenter may notify the corporation in writing of his or her own estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, less any payment under section

769, or reject the corporation's offer under section 771 and demand payment of the fair value of his or her shares and interest due, if any 1 of the following applies:
     (a) The dissenter believes that the amount paid under section 769 or offered under section 771 is less than the fair value of his or her shares or that the interest due is incorrectly calculated.
     (b)  The corporation
fails to make payment under section 769 within 60 days after the date set for demanding payment.
     (c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on shares without certificates within 60 days after the date set for demanding payment.
     (2) A dissenter waives his or her right to demand payment under this section unless he or she notifies the corporation of his or her demand in writing under subsection (1) within 30 days after the corporation made or offered payment for his or her shares.

450.1773 Petitioning Court to Determine Fair Value of Shares and Accrued Interest; Failure of Corporation to Commence Proceeding; Venue; Parties; Service; Jurisdiction, Appraisers; Discovery Rights; Judgment.

     Sec. 773. (1) If a demand for payment under section 772 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
     (2) The corporation shall commence the proceeding in the circuit court of the county in which the corporation's principal place of business or registered office is located. If the corporation is a foreign corporation without a registered office or principal place of business in this state, it shall commence the proceeding in the county in this state where the principal place of business or registered office of the domestic corporation whose shares are to be valued was located.
     (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
     (4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. The court may appoint 1 or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
     (5) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or for the fair value, plus accrued interest, of his or her after-acquired shares for which the corporation elected to withhold payment under section 771.

450.1773A Referee; Appointment; Powers; Compensation; Duties; Objections to Report; Application to Court for Action; Adoption, Modification, or Recommitment of Report; Further Evidence, Judgment, Review.

     Sec. 773a. (1) In a proceeding brought pursuant to section 773, the court may, pursuant to the agreement of the parties, appoint a referee selected by the parties and subject to the approval of the court. The referee may conduct proceedings within the state, or outside the state by stipulation of the parties with the referee's consent, and pursuant to the Michigan court rules. The referee shall have powers that include, but are not limited to, the following:
     (a) To hear all pretrial motions and submit proposed orders to the court. In ruling on the pretrial motion and proposed orders, the court shall consider only those documents, pleadings, and arguments that were presented to the referee.
     (b) To require the production of evidence, including the production of all books, papers, documents, and writings applicable to the proceeding, and to permit entry upon designated land or other property in the possession or control of the corporation.
     (c) To rule upon the admissibility of evidence pursuant to the Michigan rules of evidence.
     (d)  To place witnesses under oath and to examine witnesses.
     (e)  To provide for the taking of testimony by deposition.
     (f)  To regulate the course of the proceeding.
     (g) To issue subpoenas, when a written request is made by any of the parties, requiring the attendance and testimony of any witness and the production of evidence including books, records, correspondence, and documents in the possession of the witness or under his or her control, at a hearing before the referee or at a deposition convened pursuant to subdivision (e). In case of a refusal to comply with a subpoena, the party on whose behalf the subpoena was issued may file a petition in the court for an order requiring compliance.

     (2) The amount and manner of payment of the referee's compensation shall be determined by agreement between the referee and the parties, subject to the court's allocation of compensation between the parties at the end of the proceeding pursuant to equitable principles, notwithstanding section 774.
     (3)  The referee shall do all of the following:
     (a)  Make a record and reporter's transcript of the proceeding.
     (b) Prepare a report, including proposed findings of fact and conclusions of law, and a recommended judgment.
     (c) File the report with the court, together with all original exhibits and the reporter's transcript of the proceeding.
     (4) Unless the court provides for a longer period, not more than 45 days after being served with notice of the filing of the report described in subsection (3), any party may serve written objections to the report upon the other party. Application to the court for action upon the report and objections to the report shall be made by motion upon notice.
     The court, after hearing, may adopt the report, may receive further evidence, may modify the report, or may recommit the report to the referee with instructions. Upon adoption of the report, judgment shall be entered in the same manner as if the action had been tried by the court and shall be subject to review in the same manner as any other judgment of the court.

450.1774 Costs of Appraisal Proceeding.

     Sec. 774. (1) The court in an appraisal proceeding commenced under section 773 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court.
     The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 772.
     (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable in the following manner:
     (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 764 through 772.
     (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this act.
     (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to those counsel reasonable fees paid out of the amounts awarded the dissenters who were benefited.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.
          -----------------------------------------

     The Registrant's Articles of Incorporation provide that the Registrant shall indemnify its present and past directors, officers, employees, and agents, and such other persons as it shall have the power to indemnify, to the full extent permitted under, and subject to the limitations of, the MBCA.

     The Registrant's Bylaws contain indemnification provisions concerning third party actions as well as actions in the right of the Registrant. the Bylaws provide that the Registrant shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant) by reason of the fact that he is or was a director, officer, employee or agent of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant or its shareholders, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     With respect to derivative actions, the Bylaws provide that the Registrant shall indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such judgment or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant or its shareholders and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Registrant unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     The Registrant's Articles of Incorporation provide that a director of the Registrant shall not be personally liable to the Registrant or its shareholders for monetary damages for breach of the director's fiduciary duty. However, it does not eliminate or limit the liability of a director for any breach of a duty, act or omission for which the elimination or limitation of liability is not permitted by the MBCA, currently including, without limitation, the following: (1) breach of the director's duty of loyalty to the Registrant or its shareholders; (2) acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law; (3) illegal loans, distributions of dividends or assets, or stock purchases as described in the MBCA; and (4) transactions from which the director derived an improper personal benefit.

     The Registrant has entered into indemnity agreements with directors and certain executive officers. The agreements provide that the Registrant will indemnify the director or executive officer, subject to certain limitations, for costs, including the satisfaction of a judgment, fine or penalty incurred in, or in any amount paid in settlement of, any proceeding, including a proceeding brought by or in the name of the Registrant (such as a shareholder derivative suit), if such expenses and costs may be indemnified under the MBCA. In accordance with the Registrant's Articles of Incorporation and Bylaws, the agreements are designed to provide the maximum protection allowed under Michigan law.

     The Registrant has purchased directors' and officers' liability insurance. Subject to conditions and limitations in the policy, the insurance covers amounts required to be paid for a claim or claims made against directors and officers (excluding fines, penalties, and punitive or exemplary damages) for neglect or breach of duty by the officers and directors in the discharge of their duties solely in their capacity as officers or directors of the Registrant. The coverage includes all amounts as to which the Registrant may be required or permitted by law to indemnify the directors and officers.

Item 21.  Exhibits and Financial Statement Schedules.
          ------------------------------------------

     (a) Reference is made to the Exhibit Index which appears as the last page of this Registration Statement.

     (b) Financial Statement Schedules have been omitted because they are not applicable.

     (c) The opinion of Austin Associates, Inc. appears as Appendix B to the Prospectus and Proxy Statement.

Item 22.  Undertakings.
          ------------

     The undersigned registrant hereby undertakes:

     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alma, State of Michigan, on the 18th day of June, 1997.

                                       FIRSTBANK CORPORATION


                                       By /s/ John A. McCormack
                                          --------------------------------------
                                          John A. McCormack, President and
                                          Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John A. McCormack and Mary D. Deci, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to execute in the name of each such person who is then an officer or director of the Registrant any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents and each of them, full power and authority to do so and perform each and every act and thing required and necessary to be done in and about the premises, as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the dates indicated.


/s/ John A. McCormack
----------------------------------------------------------  Dated: June 18, 1997
John A. McCormack, President and Chief Executive Officer

/s/ March D. Deci
----------------------------------------------------------  Dated: June 18, 1997
Mary D. Deci, Principal Financial and Accounting Officer

/s/ William E. Goggin
----------------------------------------------------------  Dated: June 18, 1997
William E. Goggin, Director

/s/ Edward B. Grant
----------------------------------------------------------  Dated: June 18, 1997
Edward B. Grant, Director

/s/ Charles W. Jennings
----------------------------------------------------------  Dated: June 18, 1997
Charles W. Jennings, Director

/s/ Phillip G. Peasley
----------------------------------------------------------  Dated: June 18, 1997
Phillip G. Peasley, Director

/s/ David D. Roslund
----------------------------------------------------------  Dated: June 18, 1997
David D. Roslund, Director

                                 EXHIBIT INDEX

The following exhibits are filed as a part of the Registration Statement:


Item 2 Agreement and Plan of Merger between Firstbank Corporation and Lakeview Financial Corporation, dated April 17, 1997, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated June 18, 1997, as set forth in full on Appendix A to the Prospectus and Proxy Statement which is a part of this Registration Statement.

Item 3(a) The Articles of Incorporation of the Registrant were previously filed as an exhibit to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, and is incorporated herein by reference.

Item 3(b) The Bylaws of the Registrant were filed as an exhibit to the registrant's Registration Statement on Form S-2 (Registration No. 33-68432), filed on September 3, 1993, and is incorporated herein by reference.

Item 4(a)      Excerpts from Articles of Incorporation (included as Exhibit
               3(a)).

Item 4(b)      Excerpts from Bylaws (included as Exhibit 3(b)).

Item 5 Opinion of Varnum, Riddering, Schmidt & Howlett LLP, regarding the legality of the securities being registered.

Item 8 Opinion of Varnum, Riddering, Schmidt & Howlett LLP regarding tax matters applicable to the Merger.

Item 10(a) Form of Indemnity Agreement with Directors and Officers, previously filed as an exhibit to the registrant's Registration Statement on Form S-2 (Registration No. 33-68432) filed on September 3, 1993, and is herein incorporated by reference.

Item 10(b) Main Office Lease, previously filed as an exhibit to the registrant's Registration Statement on Form S-2 (Registration No. 33-68432), filed on September 3, 1993, and is herein incorporated by reference.

Item 10(c) Deferred Compensation Plan, previously filed as an exhibit to the registrant's Form 10-K for the year ended December 31, 1995, and is herein incorporated by reference.

Item 10(d) Trust under Deferred Compensation Plan, previously filed as an exhibit to the registrant's Form 10-K for the year ended December 31, 1995, and is herein incorporated by reference.

Item 10(e) Stock Option and Restricted Stock Plan of 1993, previously filed as an appendix to the registrant's Definitive Proxy Statement for its Annual Meeting of Shareholders, held April 26, 1993, and is herein incorporated by reference.

Item 10(f) Stock Option and Restricted Stock Plan of 1997, previously filed as an appendix to the registrant's Definitive Proxy Statement for its Annual Meeting of Shareholders, to be held April 28, 1997, and is herein incorporated by reference.

Item 21 Subsidiaries of the Registrant was previously filed as an exhibit to the registrant's Form 10-K for the year ended December 31, 1996, and is incorporated herein by reference.

Item 23(a)     Consent of Crowe, Chizek and Company LLP.

Item 23(b)     Consent of Crowe, Chizek and Company LLP.

Item 23(c)     Consent of Varnum, Riddering, Schmidt & Howlett LLP (included in
               Exhibit 5)

Item 23(d)     Consent of Austin Associates, Inc.

Item 24        Powers of Attorney--included as a part of the signature page.

Item 99        Form of Proxy for Lakeview Financial Corporation.

                                      S-5